As confidentially submitted with the Securities and Exchange Commission on March 8, 2024
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Lotus Technology Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3711 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
No. 800 Century Avenue
Pudong District, Shanghai, People’s Republic of China
+86 21 5466-6258
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor New York, N.Y. 10168
+1 (800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, P.R. China Tel: +86 10-6535-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as amended, the “Securities Act”), check the following box.   ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, or “SEC,” acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission, or “SEC,” is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 8, 2024
PRELIMINARY PROSPECTUS
Lotus Technology Inc.
15,037,030 AMERICAN DEPOSITARY SHARES UNDERLYING WARRANTS,
680,957,495 AMERICAN DEPOSITARY SHARES AND
5,486,784 WARRANTS TO PURCHASE ORDINARY SHARES

This prospectus relates to the issuance by us of up to 15,037,030 American depositary shares (“ADSs”) of LTC, each representing one ordinary share, par value US$0.00001 per share (“Ordinary Share”) of LTC including (i) 9,550,246 ADSs issuable upon the exercise of warrants to purchase Ordinary Shares in the form of ADSs at an exercise price of US$11.50 per share, which were issued on February 22, 2024 (the “Closing Date”) in exchange for the public warrants (the “LCAA Public Warrants”) of L Catterton Asia Acquisition Corp (“LCAA”) that were issued in the initial public offering of LCAA (the “Public Warrants”); and (ii) 5,486,784 ADSs issuable upon the exercise of warrants to purchase Ordinary Shares in the form of ADSs at an exercise price of US$11.50 per share, which were issued to LCAA Acquisition Sponsor LLC (the “Sponsor”) on the Closing Date in exchange for the private placement warrants (the “LCAA Private Warrants,” and collectively with the LCAA Public Warrants, the “LCAA Warrants”) purchased by the Sponsor for a total consideration of US$8,230,176 in a private placement concurrent with the initial public offering of LCAA at a price of US$1.50 per warrant (the “Sponsor Warrants,” and collectively with the Public Warrants, the “Warrants”).
This prospectus also relates to the potential offer and sale from time to time by the selling securityholders named in this prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) (collectively, the “Selling Securityholders”) of up to (A) 680,957,495 ADSs, which include ADS underlying (i) 542,850,129 Class A Ordinary Shares beneficially owned by Lotus Advanced Technology Limited Partnership, Lotus Technology International Investment Limited, ETIKA AUTOMOTIVE SDN. BHD., LOTUS GROUP INTERNATIONAL LIMITED, MISSION PURPLE L.P., SCC Growth V Holdco B, Ltd., Mission Bloom Limited, SKYMACRO RESOURCES LIMITED, HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP) (“Jingkai Fund”), Northpole GLY 3 LP, Hangzhou Fuyang Investment Development Co., Ltd. and Ningbo Shangchuang Equity Investment Partnership (Limited Partnership) (the “Legacy Shares”), which were originally acquired at a price of approximately (after accounting for the Recapitalization Factor (as defined below)) US$0.6 to US$6.6 per share prior to the Closing Date; (ii) 7,162,718 Ordinary Shares issued to the Sponsor, and LCAA’s independent directors (Mr. Sanford Martin Litvack, Mr. Frank N. Newman and Mr. Anish Melwani) on the Closing Date in exchange for the LCAA Class B Ordinary Shares, which were purchased by the Sponsor at a price of approximately US$0.003 per share and by the independent directors at a price of US$0.001 per share (the “Sponsor Shares”); (iii) 5,486,784 Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (iv) 122,446,496 Ordinary Shares (“PIPE Shares”) issued on the Closing Date to certain investors (which include LTC’s then existing shareholders, collectively, the “PIPE Investors”) pursuant to certain subscription agreements entered into in connection with the Business Combination (as defined below) at a price of US$10.00 per share; and (v) 3,011,368 Ordinary Shares (“CB Shares”) issued to certain investors (the “CB Investors”) pursuant to certain convertible note purchase agreements entered into in connection with the Business Combination at a conversion price of US$10.00 per share, and (B) 5,486,784 Warrants. These securities are being registered to satisfy certain registration rights we have granted to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Securityholders may offer, sell or distribute all or a portion of these securities from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. The Selling Securityholders may sell these securities through ordinary brokerage transactions, in underwritten offerings, directly to market makers of our securities or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of securities offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act.”

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission, or “SEC,” is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
The ADSs and Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “LOT” and “LOTWW,” respectively. On February 27, 2024, the closing price for the ADSs on Nasdaq was US$11.30. On February 27, 2024, the closing price for the Warrants on Nasdaq was US$0.85.
The securities registered herein are identified in this prospectus as the “Registered Securities.” In connection with the Business Combination, holders of 20,518,519 LCAA Public Shares exercised their right to redeem their shares for cash at a redemption price of US$10.86 per share, for an aggregate redemption amount of US$222.8 million, representing approximately 94.2% of the total LCAA Class A Ordinary Shares then outstanding. Subject to the lock-up restrictions described in this prospectus under the section titled “Plan of Distribution,” the Selling Securityholders can sell, under this prospectus, up to (i) 680,957,495 Ordinary Shares constituting (on a post-exercise basis) approximately 99.2% of the total issued and outstanding Ordinary Shares (assuming the exercise of all outstanding Warrants), and (ii) 5,486,784 Warrants, representing approximately 36.5% of our outstanding Warrants, as of the date of this prospectus. Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the Registered Securities due to the lower price at which they acquired the Registered Securities compared to other public investors and may be incentivized to sell the ADSs or Warrants when others are not. For example, based on the closing price of the ADSs and Warrants as referenced above, the LCAA Founder Shareholders may experience a potential profit of up to US$11.3 per share, holders of the Legacy Shares may experience a potential profit up to US$10.7 per share; the PIPE Investors may experience a potential profit on the PIPE Shares if the price of the Ordinary Shares exceeds US$10.00 per share; the CB Investors may experience a potential profit on the CB Shares if the price of the Ordinary Shares exceeds US$10.00 per share; and the Sponsor may experience a potential profit on the Sponsor Warrants if the price of the Ordinary Shares exceeds US$11.50 per share. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price.
We will not receive any proceeds from any sale of the Registered Securities by the Selling Securityholders. We will receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the ADSs, among other things. If the market price for the ADSs is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”
We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. See “Prospectus Summary — Implications of Being a Foreign Private Issuer.”
In addition, as of the date of this prospectus, Mr. Shufu Li beneficially owns more than 50% of the total voting power of our issued and outstanding Ordinary Shares. As a result, we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission, or “SEC,” is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Lotus Technology Inc. (“LTC”) is not an operating company but a Cayman Islands holding company. We conduct our operations through our subsidiaries in China and Europe and our operations in mainland China are currently conducted by our mainland China subsidiaries. The securities registered herein are securities of LTC, not those of its operating subsidiaries. Therefore, investors in LTC are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. Historically, LTC relied on contractual arrangements among Wuhan Lotus Technology Limited Company Ltd. (the “WFOE”), Wuhan Lotus E-commerce Co., Ltd., the former variable interest entity (the “former VIE”) and its nominee shareholders to direct the business operations of the former VIE and its subsidiaries. Since early 2023, we have been implementing a series of transactions to restructure our organization and business operations (the “Restructuring”). In connection with the Restructuring, the WFOE, the former VIE and nominee equity holders of the former VIE entered into a series of agreements (the “VIE Restructuring Agreements”), pursuant to which the WFOE acquired 100% equity interest in the former VIE’s subsidiaries. As of the date of this prospectus, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure.
The holding company structure involves unique risks to investors. As a holding company, LTC may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of subsidiaries of LTC to pay dividends or make distributions to LTC may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder LTC’s ability to conduct its business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could result in a material adverse change in LTC’s operations and cause the value of the securities of LTC to significantly decline. See “Prospectus Summary — Our Corporate History and Structure.” Our board of directors has complete discretion on whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may, by ordinary resolution, declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The decision to distribute dividends is based on several factors, including our financial performance, growth prospects, and liquidity requirements. To date, no cash dividend or distributions have been made by the subsidiaries of LTC to LTC. For further details of cash and asset flows among LTC, its subsidiaries and the former VIE, see “Prospectus Summary — Cash and Asset Flows through Our Organization.” We have established cash management policies to direct how funds are transferred among LTC and its subsidiaries to ensure the efficient and compliant handling of funds. These policies dictate that, each cash transfer shall (i) go through approval processes, ensuring that only authorized personnel are involved in the transaction, (ii) be properly recorded to facilitate audits and financial reviews, and (iii) be in compliance with all applicable laws and regulations, including anti-money laundering (AML) and know-your-customer (KYC) requirements. Unless otherwise stated or unless the context otherwise requires, references in this prospectus to (i) “LTC” are to Lotus Technology Inc., and (ii) “Lotus Tech,” “we,” “us,” “our company,” and “our” are to LTC and its subsidiaries. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries, and for the periods ended prior to the Restructuring, also the former VIE and its subsidiaries.
We face various risks and uncertainties relating to doing business in China. We have substantial business operations in mainland China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. The PRC government’s significant authority in regulating our operations and the PRC government’s oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Risk Factors — Risks Relating to Doing Business in China.”
Our securities will be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Securities and Exchange Commission (the “SEC”) determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission, or “SEC,” is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Oversight Board (the “PCAOB”) for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to this determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file an annual report on Form 20-F for the year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Risk Factors — Risks Relating to Doing Business in China — The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors — Risks Relating to Doing Business in China —  Our securities may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.
Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
PROSPECTUS DATED        , 2024

i

ABOUT THIS PROSPECTUS
You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor any of the Selling Securityholders has authorized anyone to provide you with different or additional information, other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you, and neither we nor any of the Selling Securityholders takes any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find Additional Information.”
The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. Neither we nor any of the Selling Securityholders is making an offer to sell the Registered Securities in any jurisdiction where the offer or sale thereof is not permitted, nor have we or the Selling Securityholders taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the Registered Securities and the distribution of this prospectus outside the United States.
References to “U.S. Dollars,” “USD,” “US$” and “$” in this prospectus are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the regions in which it operates, including our general expectations and market position, market size, market opportunity, market share and other management estimates, is based on information obtained from industry publications and reports and forecasts provided to us, including an independent market research carried out by Oliver Wyman. In some cases, we do not expressly refer to the sources from which this information is derived. We have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this prospectus. This information is subject to significant uncertainties and limitations and is based on assumptions and estimates that may prove to be inaccurate. You are therefore cautioned not to give undue weight to this information.
While we believe that the market data, industry forecasts and similar information included in this prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk factors,” “Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in this prospectus.

FORWARD-LOOKING STATEMENTS
This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts and can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “is/are likely to,” “potential,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
•
our unproven ability to compete in the highly competitive automotive market;

•
our reliance on a variety of arrangements with Geely Holding;

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our unproven ability to maintain and strengthen the “Lotus” brand;

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our limited operating history and unproven ability to develop, manufacture and deliver high quality automobiles;

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our historical negative net cash flows from operations and its unproven ability to adequately control the costs;

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our limited number of orders for Eletre and other vehicle models;

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potential delays in the manufacturing and launch of our vehicles;

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the complexity, uncertainties and changes in global regulations on automotive as well as internet-related businesses and companies, including regulations on homologations, safety, data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations;

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consumer’s demand and willingness to adopt luxury electric vehicles;

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the rapidly evolving technology in automotive industry, and ongoing development and safety of intelligent driving technology;

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cost increases, disruptions or shortage in supply of raw materials, semiconductor chips or other components, and our dependence on suppliers;

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our unproven ability to expand physical sales network cost-efficiently;

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our unproven ability to perform in line with customer expectations;

•
challenges in providing charging solutions;

•
business, regulatory, political, operational and financial risk in jurisdictions we operate; and

•
other matters described in the section entitled “Risk factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

We caution you against placing undue reliance on forward-looking statements, which reflect current expectations and beliefs and are based on information available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section entitled “Where You Can Find Additional Information.”
Market, ranking and industry data used throughout this prospectus, including statements regarding market size and market potential, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” of this prospectus.

v

FREQUENTLY USED TERMS
“ADAS” means advanced driver-assistance system;
“ADRs” are to the American depositary receipts that may evidence the ADSs;
“ADSs” are to the American depositary shares, each of which represents one Ordinary Share;
“Amended Articles” means the sixth amended and restated memorandum and articles of association of LTC, which was adopted and became effective immediately prior to the First Effective Time;
“BEV” means battery electric vehicle;
“Business Combination” means all transactions contemplated by the Merger Agreement, including the Mergers;
“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
“China” or “PRC” means the People’s Republic of China;
“Closing” means the closing of the Business Combination contemplated by the Merger Agreement;
“Closing Date” means February 22, 2024 the day on which the Closing occurred;
“Continental” means Continental Stock Transfer & Trust Company;
“Distribution Agreement” means the distribution agreement entered into by LTIL and Lotus Cars Limited on January 31, 2023 and concurrently with the execution of the Original Merger Agreement;
“D-segment” means passenger vehicles in the “large cars” category of the EU classification of vehicle types;
“Equiniti” means Equiniti Trust Company, LLC;
“Etika” means Etika Automotive Sdn Bhd;
“Exchange Act” means the Securities Exchange Act of 1934, as amended;
“EU” means the European Union;
“Euro,” “EUR,” or “€” means the legal currency of the member states participating in the European Monetary Union;
“E-segment” means passenger vehicles in the “executive cars” category of the EU classification of vehicle types;
“First Effective Time” means the effective time of the First Merger;
“First Merger” means the merger between Merger Sub 1 and LCAA, with LCAA surviving as a wholly-owned subsidiary of LTC in accordance with the Merger Agreement;
“former VIE” means Wuhan Lotus E-commerce Co., Ltd., the former variable interest entity of LTC prior to the Restructuring;
“Founders Onshore Vehicle” means Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership established and validly existing in accordance with PRC laws;
“GBP” and “British pounds” means the legal currency of the United Kingdom;
“Geely HK” means Geely International (Hong Kong) Limited, a private company incorporated under the laws of Hong Kong;
“Geely Holding” means Zhejiang Geely Holding Group and its affiliates;
“ICE” means Internal Combustion Engine;

“IPO” means LCAA’s initial public offering, which was consummated on March 15, 2021;
“LCAA” means L Catterton Asia Acquisition Corp, a Cayman Islands exempted company;
“LCAA Articles” means LCAA’s second amended and restated memorandum and articles of association adopted by special resolution dated March 10, 2023, as may be amended from time to time;
“LCAA Class A Ordinary Shares” or “LCAA Public Shares” means the Class A ordinary shares of LCAA, par value US$0.0001 per share;
“LCAA Class B Conversion” means the automatic conversion of each LCAA Class B Ordinary Shares into one LCAA Class A Ordinary Shares immediately prior to the First Effective Time, in accordance with the terms of the LCAA Articles;
“LCAA Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.0001 per share, of LCAA;
“LCAA Founder Shareholders” means collectively, the Sponsor, and LCAA’s independent directors (Mr. Sanford Martin Litvack, Mr. Frank N. Newman and Mr. Anish Melwani);
“LCAA Private Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
“LCAA Public Shareholders” means the holders of LCAA Class A Ordinary Shares issued as part of the Units issued in the IPO;
“LCAA Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one LCAA Public Share at an exercise price of US$11.50 per share, subject to adjustment;
“LCAA Shares” means the ordinary shares of LCAA;
“LCAA Warrants” means the LCAA Public Warrants and the LCAA Private Warrants;
“Lotus” or “Lotus Group” means Lotus Tech and Lotus UK, taken as a whole;
“Lotus HK” means Lotus Advanced Technology Limited, a company organized and existing under the laws of Hong Kong;
“Lotus Tech,” “we,” “us,” “our company,” and “our” mean LTC and its subsidiaries. Unless otherwise specified, in the context of describing our business and operations in China, we are referring to the business and operations conducted by our PRC subsidiaries, and, for the periods ended prior to the Restructuring (as defined below), also the former VIE and its subsidiaries. References to the share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, auditors of “LTC” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of LTC, respectively;
“Lotus Tech UK” means Lotus Tech Creative Centre Limited, a company incorporated in the United Kingdom;
“Lotus UK” means Lotus Group International Limited and its subsidiaries;
“LTC” means Lotus Technology Inc., a Cayman Islands exempted company;
“LTC Shareholder Support Agreement” means the Shareholder Support Agreement entered into on January 31, 2023 among LCAA, LTC and certain of the shareholders of LTC;
“LTIL” means Lotus Technology Innovative Limited, a wholly-owned subsidiary of LTC;
“Merger Agreement” means the First Amended and Restated Agreement and Plan of Merger, dated as of October 11, 2023, by and among LCAA, LTC, Merger Sub 1 and Merger Sub 2, which amended and restated the Original Merger Agreement;

“Merger Sub 1” means Lotus Temp Limited, a Cayman Islands exempted company;
“Merger Sub 2” means Lotus EV Limited, a Cayman Islands exempted company;
“Mergers” means, collectively, the First Merger and the Second Merger;
“Meritz Investment” means the US$500 million investment by Meritz Securities Co., Ltd. (“Meritz”), a corporation incorporated under the laws of the Republic of Korea, pursuant to the terms and conditions of the Meritz Subscription Agreement.
“Meritz Subscription Agreement” means the share subscription agreement entered into by and between LTC and Meritz on November 15, 2023.
“Minimum Available Cash Condition” means the condition, to which the obligations of LTC, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Closing are subject under the Merger Agreement, that (a) all amounts in the Trust Account as of immediately prior to the Closing (after deducting the LCAA Shareholder Redemption Amount), plus (b) cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to LTC in connection with any PIPE Financing (which shall include the Meritz Investment, solely for the purposes of determining the Minimum Available Cash Condition), plus (c) cash proceeds that will be funded to LTC in connection with any Pre-Closing Financing, in the aggregate equaling no less than US$100,000,000, prior to payment of any unpaid or contingent liabilities, deferred underwriting fees of LCAA or transaction expenses of LTC or LCAA;
“Momenta” means Momenta (Suzhou) Technology Limited Company and/or its subsidiaries or affiliates;
“MSRP” means manufacturer’s suggested retail price;
“Nasdaq” means The Nasdaq Stock Market LLC;
“Net Tangible Assets Condition” means the condition, to which the obligations of LCAA, LTC, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Closing are subject under the Merger Agreement, that after giving effect to any redemption by LCAA Public Shareholders, LCAA must have net tangible assets of at least US$5,000,001 upon consummation of the Business Combination (as determined in accordance with Rule 3a5l-l(g)(1) of the Exchange Act (or any successor rule));
“OEM” means original equipment manufacturer;
“Options” means the options exercisable to purchase shares of LTC;
“Ordinary Shares” means ordinary shares of LTC, par value US$0.00001 per share;
“Original Merger Agreement” means the Agreement and Plan of Merger, dated as of January 31, 2023, by and among LCAA, LTC, Merger Sub 1 and Merger Sub 2;
“Public Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued on the Closing Date in exchange for the LCAA Public Warrants;
“Put Option Agreement” means each Put Option Agreement, dated as of January 31, 2023, entered by LTC with each of Geely and Etika, respectively;
“Recapitalization Factor” means the quotient obtained by dividing 2,483,313,161 by 550,000,000;
“Redeeming LCAA Shares” means the LCAA Shares in respect of which the eligible holder thereof has validly exercised such holder’s redemption right;
“Renminbi” or “RMB” means the legal currency of China;
“Second Merger” means the merger between Surviving Entity 1 and Merger Sub 2, with Merger Sub 2 surviving as a wholly-owned subsidiary of LTC in accordance with the Merger Agreement;
“Sponsor” means LCA Acquisition Sponsor, LP, a Cayman Islands limited partnership;

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of January 31, 2023, by and among LTC, LCAA, and the LCAA Founder Shareholders, as amended by the Amendment to Sponsor Support Agreement, dated as of November 13, 2023 and as further amended, supplemented or otherwise modified from time to time;
“Sponsor Warrants” means the warrants to purchase Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor on the Closing Date in exchange for the LCAA Private Warrants;
“Surviving Entity 1” means the surviving entity of the First Merger;
“Surviving Entity 2” means the surviving entity of the Second Merger;
“Trust Account” means the trust account established for the purpose of holding the net proceeds of the IPO;
“Unit” means each unit issued by LCAA in its IPO or the exercise of the underwriter’s overallotment option, consisting of one LCAA Class A Ordinary Share and one-third of LCAA Warrant;
“U.K.” means the United Kingdom;
“U.S.” means the United States of America;
“US$,” “U.S. dollars” or “dollars” means the legal currency of the United States;
“U.S. GAAP” means accounting principles generally accepted in the United States of America;
“Warrants” means the Public Warrants and the Sponsor Warrants;
“Warrant Agreement” means the Warrant Agreement dated as of March 10, 2021, between LCAA and Continental as warrant agent, as amended and assigned to LTC and Equiniti pursuant to the Assignment, Assumption and Amendment Agreement by and among LCAA, LTC, Equiniti and Continental dated as of the Closing Date;
“WFOE” means Wuhan Lotus Technology Limited Company, LTC’s wholly-owned PRC subsidiary; and
“Wuhan Lotus Cars” means Wuhan Lotus Cars Co., Ltd., a company organized and existing under the laws of the People’s Republic of China.

PROSPECTUS SUMMARY
This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus. For additional information, see “Where You Can Find Additional Information” in this prospectus.
Overview
We are a pioneering luxury battery electric vehicle (BEV) maker that designs, develops, and sells luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus.” With over seven decades of racing heritage and proven leadership in the automotive industry, the Lotus brand symbolizes the market-leading standards in performance, design and engineering. Fusing proprietary next-generation technology built on world class research and development capabilities and an asset-light model empowered by Geely Holding, we are breaking new grounds in electrification, digitization and intelligence.
The Lotus brand was founded in the U.K. in 1948 and has since established itself as a high-performance sports car brand with innovative engineering and cutting-edge technologies, renowned for its superior aerodynamics and lightweight design. The Lotus brand was born out of legendary success on the racetrack including 13 FIA Formula 1 world titles and many other championship honors. In 2017, Geely Holding acquired a 51% stake in Lotus UK and further set us up as a luxury lifestyle BEV maker. Geely Holding, a global mobility technology group with a proven track record in seeding BEV brands, has successfully incubated and revitalized a series of world-renowned brands with attractive financial profiles including Volvo, Polestar, LYNK&CO., and Zeekr. Positioned as the only Geely Holding-affiliated brand with sports car DNA, we have received comprehensive support from Geely Holding in manufacturing, supply chain, R&D, logistics infrastructure, and human capital, and are in the process of transforming from a British sports car company to a global pioneer of high-performance electric vehicles to bridge the gap between the traditional sports car and a new generation of electric vehicles. The business combination with LCAA, a SPAC affiliated with L Catterton, which has a strategic relationship with LVMH, is expected to provide significant support in consumer insights and brand collaboration that will enable us to effectively raise our brand awareness globally. L Catterton has an exclusive relationship for consumer-focused private equity with LVMH and Financière Agache, the main investment company of Bernard Arnault, LVMH’s chairman and chief executive officer, and his family. This relationship provides L Catterton with direct access to LVMH’s most senior executives, global consumer insights, industry network and contacts, differentiated investment deal flow and collaboration on operating best practices. L Catterton retains sole discretion over all investment and portfolio management decisions related to the L Catterton funds. As of the date of this prospectus, we have not entered into any agreements with LVMH.
According to Oliver Wyman, the global luxury BEV market, as defined by BEVs with MSRP of over US$80,000, is expected to grow rapidly at a CAGR of 35% over 2021-2031 and reach a market size of nearly 1.9 million units by 2031. However, the global luxury BEV market is currently underserved, with only approximately 10 existing luxury BEV models, as compared to over 100 internal combustion engine (ICE) luxury models, leaving consumers with limited choices. As an early mover in the global luxury BEV market, we are leading the electrification transformation of this fast-growing luxury car segment, launching our E-segment BEV model years ahead of our competitors and targeting to become the first traditional luxury auto brand to achieve 100% BEV product portfolio by 2027. We launched our first fully electric Hyper-SUV, Eletre, in 2022. Beginning with Eletre, our new car roll outs will all be BEV models. We expect to take up market share and realize our first mover advantages by addressing unfilled demands in the current market.
Eletre is a luxury lifestyle E-segment SUV powered by our 800-volt Electrical Performance Architecture (“EPA”), which is a newly debuted self-developed BEV platform initially based on the same foundation of Sustainable Experience Architecture (“SEA”), the world’s first open-source BEV architecture. Combining its technologically advanced platform with cutting-edge design, Eletre delivers leading performance in acceleration, driving range and charging speed. We have three different versions of Eletre, namely, Eletre, Eletre S and Eletre R, to satisfy the various demands of customers. Eletre R, in particular, generates a maximum 905 horsepower (hp) and can accelerate from 0 to 100 km/h in 2.95s. Its 112-kWh battery pack offers a maximum WLTP range of 490 km and can be recharged from 10% to 80% in less than 20 minutes. While offering unrivaled performance, Eletre comes at a better value-for-money proposition — with average MSRP higher than US$100,000 — compared to traditional luxury OEMs. Eletre had a cumulative global orderbook of over 8,600 units as of September 30, 2023 and vehicle deliveries commenced in China and Europe in 2023. Planning is underway for deliveries to the U.S. and rest of the world. Our second lifestyle production vehicle, Emeya, was launched in September 2023. Production of Emeya is expected to commence in 2024. In addition to Eletre and Emeya, we plan to launch two additional fully-electric vehicles over the next two years, including a D-segment SUV in 2024 and a BEV sports car in 2025.
We believe that our R&D capability is one of our key competitive strengths. Drawn from Lotus brand sports car design heritage, deep automotive expertise and next-generation technologies, our proprietary 800-volt EPA is a high-performance platform for luxury electric vehicles, which was developed over five years of R&D efforts. It features super charging capabilities, high energy conservation, and high-speed data transmission, with high adaptability that can accommodate varying battery sizes, motors, and component layouts across vehicle classes. Such superior design enables us to quickly roll out new models and ramp up production with competitive performance attributes and achieve economies of scale. Aside from the EPA, we have developed a leading ADAS with fully-embedded L4-ready hardware capabilities enabled by the world’s first deployable LiDAR system and proprietary software system. Our five wholly-owned R&D facilities spanning the U.K., Germany and China demonstrate a seamless collaboration among highly experienced and dedicated Lotus teams to support our world-class R&D capabilities.
We manufacture all BEV models through a contract manufacturing partnership with Geely Holding, utilizing Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China, with a production capacity of 150,000 units annually. Leveraging Geely Holding’s readily available production capacity, we believe we can execute our business plan with higher scalability and flexibility while limiting our upfront capital commitments, compared to most other OEMs. Besides, leveraging Geely Holding’s global supply-chain network, strong bargaining power in procurement and stable relationships established with reputable suppliers such as NVIDIA, Qualcomm, CATL, and Momenta, we can secure high-quality components at more competitive prices, which we believe would allow us to better manage any supply-chain disruption risk more effectively compared to other OEMs.
We bring customers a luxury retailing experience through a digital-first, omni-channel sales model to establish and develop direct relationship with customers and covers the entire spectrum of customer experience, both physically and virtually. We operate premium stores in high-footfall locations, providing personalized and exclusive services to create a luxurious purchasing experience for our customers. Our global sales digital platform provides a full suite of luxury retailing experience, including, a virtual showroom of our brand and products, an enquiry, order, purchasing and customization platform, and a reservation system for test driving, product delivery, aftersales services, among others. Our customers can choose their versions of Eletre and are offered a wide range of options for customization, including exterior, interior, and other functions and features. In addition to the fully digitalized online retail model supported by the Lotus App, we adopt a direct sales model and have established co-partnership programs with some of the leading automotive dealers across all regions, in order to expand our presence rapidly in an asset-light manner. As part of the Lotus brand’s philosophy of “born British and raised globally,” we have developed a global sales and distribution network. We and Lotus UK have entered into a Distribution Agreement pursuant to which a subsidiary of ours will be appointed as the global distributor for Lotus UK. As such, we have established a Global Commercial Platform (“GCP”) to distribute Lotus branded vehicles models, including Eletre, Emeya and our future BEV models, as well as the sports car models developed and manufactured by Lotus UK, namely Evija (BEV sports car), Emira (ICE sports car) and another BEV sports car to be launched by Lotus UK in 2025. We believe this is the most efficient approach to market Lotus cars and promote the Lotus brand globally. As of September 30, 2023, we had 206 stores in our global distribution network, and we plan to expand our retail network to over 300 stores by 2025.
As of September 30, 2023, we had shipped a total of over 4,800 vehicles, which consisted of our Eletre model and Emira model distributed through LTIL. As of September 30, 2023, we had a cumulative global orderbook of over 19,000 units of Eletre and Emira.

Our Strengths
We believe we benefit from a number of competitive advantages:
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Early mover in the luxury BEV market.

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Iconic brand with racing heritage.

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Proprietary next generation technology built on world class R&D capabilities.

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Asset-light business model supported by Geely Holding ecosystem.

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Focus on sustainability targeting fully electric product portfolio.

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Luxury retailing experience and omni-channel sales model.

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Global, experienced, and visionary leadership.

Our Strategies
We are well positioned to capitalize on the growth momentum of the global luxury BEV segment by leveraging the following strategies:
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Invest in brand equity and fully transform the brand.

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Scale up and expand geographical presence.

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Develop next-generation electric vehicle technologies while monetizing Lotus’s R&D prowess.

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Continue to launch new models and upgrade existing models.

•
Focus on sustainability and lead in electrification.

Our Corporate History and Structure
Our Lotus BEV business, founded in 2018, was carried out by Wuhan Lotus Cars and the Lotus BEV business unit of Ningbo Geely Automobile Research & Development Co., Ltd. (“Ningbo Geely R&D”) incorporated in the People’s Republic of China, Lotus Tech UK incorporated in the U.K. and Lotus Tech Innovation Centre GmbH (“Lotus GmbH”) incorporated in Germany.
On August 9, 2021, LTC was incorporated as a limited liability company in the Cayman Islands.
Through a series of contemplated reorganization steps (the “Reorganization”), including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were transferred to us on December 29, 2021 and June 24, 2022, respectively.
On November 4, 2021, we entered into trademark licenses agreements with a related party, Group Lotus Limited, a wholly-owned subsidiary of Lotus Group International Limited (“LGIL”), pursuant to which, we received the “Lotus” trademark licenses as long as we conduct the business in relation to lifestyle vehicles (excluding sports car). We issued 216,700,000 ordinary shares as consideration for such trademark. The above Reorganization was completed on June 24, 2022.
On November 12, 2021, the former VIE and a third-party established Ningbo Robotics Co., Ltd. (“Ningbo Robotics”), in which the former VIE held 60% equity interest. In March 2022, the former VIE transferred its 60% legal equity interest of Ningbo Robotic to its then wholly-owned subsidiary, Sanya Lotus Venture Capital Co., Ltd.
On March 15, 2022, LTC declared a 10-for-1 stock split in the form of a stock dividend and such stock dividend is distributed to all the shareholders of LTC in proportion to their respective shareholdings in LTC. Before the stock dividend, LTC had 216,700,000 ordinary shares and 2,407,778 Series Pre-A Preferred Shares issued and outstanding with a par value of US$0.00001 per share. After the stock dividend, LTC had 2,167,000,000 ordinary shares and 24,077,780 Series Pre-A Preferred Shares issued and outstanding.

Since early 2023, LTC has been implementing a series of transactions to restructure its organization and business operations (the “Restructuring”). As of the date of this prospectus, LTC’s operations in mainland China are conducted by its mainland China subsidiaries and LTC does not have any VIE structure.
The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this prospectus:
Our Holding Company Structure
LTC is not an operating company but a Cayman Islands holding company. LTC conducts its operations through its subsidiaries in China and Europe, and for the periods ended prior to the Restructuring, also through the former VIE and its subsidiaries based in mainland China. Following the Restructuring, our operations in mainland China are currently conducted by our mainland China subsidiaries. The securities registered herein are securities of LTC, not those of its operating subsidiaries. Therefore, investors in LTC are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company.
LTC conducts its operations through its subsidiaries in China and Europe and its operations in mainland China are currently conducted by its mainland China subsidiaries. Historically, LTC relied on contractual arrangements among the WFOE, the former VIE and its nominee shareholders to direct the business operations of the former VIE and its subsidiaries. As a result, for the periods ended prior to the Restructuring, the former VIE’s financial results are consolidated in our consolidated and combined financial statements under the U.S. GAAP for accounting purposes.
In connection with the Restructuring, the WFOE, the former VIE, and nominee shareholders of the former VIE entered into VIE Restructuring Agreements in early 2023, pursuant to which, (i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. and Hangzhou Lotus Technology Service Co., Ltd., subsidiaries of the former VIE; (ii) except for the ICP license, all of the former VIE’s assets and liabilities, including its business contracts, intellectual properties and employees, have been transferred to the WFOE or subsidiaries of the WFOE at nil consideration; and (iii) the VIE Agreements were terminated. As of the date of this prospectus, our operations in mainland China are conducted by our mainland China subsidiaries and we do not have any VIE structure. We believe that the Restructuring will not have any material impact on our operations and financial results.
Risks and Uncertainties Relating to Doing Business in China
We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. stock exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Risk Factors — Risks Relating to Doing Business in China.”
PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Risk Factors — Risks Relating to Doing Business in China — Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.”
Risks and uncertainties arising from the legal system of mainland China, including risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Risk Factors — Risks Relating to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.”
The Holding Foreign Companies Accountable Act
Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Risk Factors — Risks Related to Our Business — The PCAOB had historically been unable to inspect our auditor in relation to their audit work.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business in mainland China primarily through our PRC subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this prospectus, our PRC subsidiaries have obtained all material licenses and permits necessary for business operations from the PRC government authorities.
If (i) we do not receive or maintain any required permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, there is no assurance that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our business, financial condition and results of operations may be materially and adversely affected. For more detailed information, see “Risk

Factors — Risks Relating to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.”
In addition, the PRC government has recently sought to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Permission, Review and Filing Required from the Authorities in Mainland China Relating to this Offering” and “Risk Factors — Risks Relating to Doing Business in China — The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash and Asset Flows through Our Organization
LTC is a holding company with no operations of its own. LTC currently conducts its operations through its subsidiaries in China and Europe. As a result, although other means are available for us to obtain financing at the holding company level, LTC’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by its subsidiaries. If any of its subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to LTC. In addition, its PRC subsidiaries are permitted to pay dividends to LTC only out of their accumulated after-tax-profits upon satisfaction of relevant statutory conditions and procedures, if any, as determined in accordance with PRC accounting standards and regulations. Further, its PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, US$1.7 million, US$3.3 million and nil of service fees were paid by the former VIE and its subsidiaries to the subsidiaries of LTC.
LTC’s board of directors has complete discretion on whether to distribute dividends subject to its memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, LTC’s shareholders may, by ordinary resolution, declare dividends, but no dividend shall exceed the amount recommended by LTC’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The decision to distribute dividends is based on several factors, including LTC’s financial performance, growth prospects, and liquidity requirements. To date, other than the 10-for-1 stock split in the form of a stock dividend declared on March 15, 2022, LTC has not declared or paid any dividend to its shareholders. It is expected that LTC will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that LTC will pay any cash dividends in the foreseeable future.
As a Cayman Islands exempted company and offshore holding company, LTC is permitted under laws and regulations of mainland China to provide funding to its wholly foreign-owned subsidiaries in mainland China only through loans or capital contributions, subject to the applicable governmental registration and approval requirements. In addition, LTC’s wholly foreign-owned subsidiaries in mainland China may provide RMB funding to their respective subsidiaries only through capital contributions and inter-company loans.
Under laws and regulations of mainland China, LTC’s PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to LTC. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of its PRC subsidiaries. Furthermore, cash transfers from LTC’s PRC subsidiaries to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in its PRC subsidiaries in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of the holding company, or its subsidiaries by the PRC government on such currency conversion. For details, see “Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors — Risks Relating to Doing Business in China — Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively.”
Under laws of mainland China, LTC may provide funding to its PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration that LTC is not able to make direct capital contribution.
We have established cash management policies to direct how funds are transferred among LTC and its subsidiaries to ensure the efficient and compliant handling of funds. These policies dictate that each cash transfer shall (i) go through approval processes, ensuring that only authorized personnel are involved in the transaction, (ii) be properly recorded, facilitating audits and financial reviews, and (iii) be in compliance with all applicable laws and regulations, including anti-money laundering (AML) and know-your-customer (KYC) requirements.
For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, LTC provided loans with principal amount of US$214.6 million, US$5.9 million and nil to its subsidiaries, and made capital contribution of US$109.3 million, US$94.7 million and nil to its subsidiaries.
For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, the WFOE provided loans with principal amount of US$165.5 million, US$49.6 million and nil to its subsidiaries, and made capital contribution of US$21.6 million, US$137.2 million and US$108.9 million to its subsidiaries.
For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, the WFOE paid advances of nil, nil and US$11.1 million to the former VIE. For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, the WFOE collected advances of nil, US$10.6 million and nil from the former VIE.
For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, the other subsidiaries provided loans with principal amount of US$90.4 million, nil and nil to the WFOE, repaid loans of US$11.0 million, nil and nil to the LTC, repaid loans of US$54.7 million, nil and nil to the WFOE, and made capital contribution of US$19.9 million, nil and nil to the WFOE.
Permission, Review and Filing Required from the Authorities in Mainland China Relating to Overseas Offering
The PRC government has recently sought to exert more oversight and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The revised Measures for Cybersecurity Review issued by Cyberspace Administration of China (the “CAC”) and several other administrations on December 28, 2021 (which took effect on February 15, 2022) also requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is of the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (Draft for Comments), which clarified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and if a data processor that processes personal data of more than one million users intends to list overseas, it must apply for a cybersecurity review. In addition, data processors that are listed overseas must carry out an annual data security assessment. Nonetheless, there remain substantial uncertainties with respect to the interpretation and implementation of these rules and regulations.
Further, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), and five supporting guidelines, issued by the China Securities Regulatory Commission (the “CSRC”) on February 17, 2023 (collectively the “Overseas Listing Filing Rules”), the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies published by the CSRC on February 17, 2023 (the “Notice on the Overseas Listing Filing”) and the set of Q&A published on the CSRC’s official website, Lotus Tech is required to complete the filing procedures with the CSRC in connection with the Business Combination as required by the Overseas Listing Filing Rules prior to the listing of its securities on Nasdaq. As of the date of this prospectus, Lotus Tech has submitted a filing with the CSRC with respect to the Business Combination, and on February 8, 2024, the CSRC has concluded the filing procedures and published the filing results on the CSRC website. According to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter.
As of the date of this prospectus, Lotus Tech has not been involved in any investigations on cybersecurity review initiated by the CAC and Lotus Tech has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect mainland China laws and regulations, Lotus Tech believes that, as of the date of this prospectus, this offering does not require the application or completion of any cybersecurity review from PRC governmental authorities, including the CAC. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, a cybersecurity review and the approval from or filing with the CSRC, the CAC, or other government authorities may be required in connection with this offering.
If (i) Lotus Tech does not receive or maintain any required permission, or fails to complete any required review or filing, (ii) Lotus Tech inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for Lotus Tech to obtain any permission, review or filing in the future, Lotus Tech may have to expend significant time and costs to comply with these requirements. If Lotus Tech is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and Lotus Tech’s ability to conduct its business, invest into China as foreign investments or accept foreign investments, complete this offering, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, Lotus Tech’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of Lotus Tech’s securities may significantly decline. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies,” and “— The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Recent Developments
Transactions Related to the Business Combination
On February 22, 2024, LTC consummated the previously announced business combination with LCAA, pursuant to the Merger Agreement.
On the Closing Date and immediately prior to the First Effective Time, the following actions took place or was effected (in the order set forth hereinafter): (i) each preferred share of LTC that was issued and outstanding immediately prior to such time was converted into one ordinary share on a one-for-one basis, by re-designation and re-classification, in accordance with the fifth amended and restated memorandum and articles of association of LTC (the “Preferred Share Conversion”), (ii) the Amended Articles was adopted and became effective; (iii) immediately following the Preferred Share Conversion but immediately prior to the Recapitalization, 500,000,000 authorized but unissued ordinary shares of LTC were re-designated as shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of LTC may determine in accordance with the Amended Articles, such that the authorized share capital of LTC became US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, consisting of 4,500,000,000 ordinary shares of a par value of US$0.00001 each, and 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of LTC may determine in accordance with the Amended Articles (the “Re-designation”). Immediately following the Re-designation and prior to the First Effective Time, (i) each issued Ordinary Share was recapitalized by way of a repurchase in exchange for the issuance of such number of Ordinary Shares equal to the Recapitalization Factor (i.e., one such Ordinary Share multiplied by the Recapitalization Factor) (the “Recapitalization”), (ii) each Option issued and outstanding immediately prior to the Recapitalization was adjusted to give effect to the foregoing transactions, such that (a) each Option was exercisable for that number of Ordinary Shares equal to the product of (x) the number of ordinary shares of LTC subject to such Option immediately prior to the Recapitalization multiplied by (y) the Recapitalization Factor, such number of Ordinary Shares to be rounded down to the nearest whole number; and (b) the per share exercise price for each Ordinary Share, as the case may be, issuable upon exercise of each Option, as adjusted, was equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each Ordinary Share subject to such Option immediately prior to the First Effective Time by (y) the Recapitalization Factor.
In addition, pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each LCAA Class B Ordinary Share was automatically converted into one LCAA Class A Ordinary Share in accordance with the LCAA Articles, and each LCAA Class B Ordinary Share ceased to be issued and outstanding and was cancelled, and each former holder of LCAA Class B Ordinary Shares thereafter ceased to have any rights with respect to such shares, (ii) at the First Effective Time, each Unit outstanding immediately prior to the First Effective Time was automatically detached and the holder thereof was deemed to hold one LCAA Class A Ordinary Share and one-third of an LCAA Warrant in accordance with the terms of the applicable Unit (the “Unit Separation”), (iii) immediately following the Unit Separation, each LCAA Class A Ordinary Share (which, for the avoidance of doubt, included the LCAA Class A Ordinary Shares (A) issued in connection with the LCAA Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than any LCAA Shares that are owned by LCAA as treasury shares, any LCAA Shares owned by any direct or indirect subsidiary of LCAA immediately prior to the First Effective Time, any Redeeming LCAA Shares, any Dissenting LCAA Shares or any LCAA Shares held by the LCAA Founder Shareholders) was automatically cancelled and ceased to exist in exchange for the right to receive one ADS duly and validly issued against the deposit of one (1) underlying Ordinary Share and each LCAA Class A Ordinary Share issued and outstanding immediately prior to the First Effective Time held by the LCAA Founder Shareholders was automatically cancelled and ceased to exist in exchange for the right to receive one (1) Ordinary Share. As of the First Effective Time, each LCAA shareholder ceased to have any other rights in and to such LCAA Shares, except as expressly provided in the Merger Agreement, (iv) each LCAA Warrant (which, for the avoidance of doubt, includes the LCAA Warrants held as a result of the Unit Separation) outstanding immediately prior to the First Effective Time ceased to be a warrant with respect to LCAA Public Shares and was assumed by LTC and converted into a Warrant. Each Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to the LCAA Warrant immediately prior to the First Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.
At the First Effective Time, each ordinary share, par value US$0.00001 per share, of Merger Sub 1, issued and outstanding immediately prior to the First Effective Time remained issued and outstanding and continued existing and constituted the only issued and outstanding share capital of Surviving Entity 1 and was not affected by the First Merger. At the Second Effective Time, (i) each ordinary share of Surviving Entity 1 that was issued and outstanding immediately prior to the Second Effective Time was automatically cancelled and ceased to exist without any payment therefor, and (ii) each ordinary share, par value US$0.00001 per share, of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time remained issued and outstanding and continued existing and constituted the only issued and outstanding share capital of Surviving Entity 2 and was affected by the Second Merger.
On the Closing Date, as a result of the Mergers, LTC issued (i) 1,265,103 ADSs to then holders of LCAA Class A Ordinary Shares (other than the LCAA Founder Shareholders); (ii) 7,162,718 Ordinary Shares to the LCAA Founder Shareholders; (iii) 542,850,129 Ordinary Shares to then existing shareholders of LTC; and (iv) 15,037,030 Warrants to then holders of LCAA Warrants. Additionally, on the Closing Date, and in connection with the closing of the Business Combination, LTC also issued (i) 122,446,496 Ordinary Shares to the PIPE Investors pursuant to certain subscription agreements entered into following the execution of the Original Merger Agreement (including 36,597,038 Ordinary Shares to Jingkai Fund and 50,000,000 Ordinary Shares to Meritz), and (ii) 3,011,368 Ordinary Shares to the CB Investors pursuant to certain convertible note purchase agreements entered into following the execution of the Original Merger Agreement (including 577,456 Ordinary Shares to Momenta Global Limited). In connection with the Meritz Investment, LTC deposited into a restricted securities account (i) certain U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with the aggregate outstanding principal amount of US$175,000,000 after the closing of the Meritz Investment.
Unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023
The following sets forth our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023.

Unaudited Condensed Consolidated Statement of Comprehensive Loss
(In thousands, except share and per share data)
Nine Months Ended September 30, 2023
US$
Revenues:
Sales of goods (including related parties amount of US$2,267 for the nine months ended September 30, 2023)	305,480
Service revenues (including related parties amount of US$9,142 for the nine months ended September 30, 2023)	12,461
Total revenues	317,941
Cost of revenues:
Cost of goods sold (including related parties amount of US$273,409 for the nine months ended September 30, 2023)	(275,246)
Cost of services	(8,947)
Total cost of revenues	(284,193)
Gross profit	33,748
Operating expenses:
Research and development expenses (including related parties amount of US$89,529 for the nine months ended September 30, 2023)	(234,547)
Selling and marketing expenses (including related parties amount of US$25,637 for the nine months ended September 30, 2023)	(191,231)
General and administrative expenses (including related parties amount of US$5,048 for the nine months ended September 30, 2023)	(118,203)
Government grants	2,357
Total operating expenses	(541,624)
Operating loss	(507,876)
Interest expenses	(7,367)
Interest income	7,258
Investment loss, net	(1,309)
Share of results of equity method investments	(648)
Foreign currency exchange gains, net	883
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(15,395)
Changes in fair values of put option liabilities	(720)
Loss before income taxes	(525,174)
Income tax expense	(1,350)
Net loss	(526,524)
Less: Net loss attributable to noncontrolling interests	(7,651)
Net loss attributable to ordinary shareholders	(518,873)
Accretion of Redeemable Convertible Preferred Shares	(5,063)
Net loss available to ordinary shareholders	(523,936)
Loss per ordinary share
– Basic and diluted	(0.24)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
– Basic and diluted	2,142,922,222
Net loss	(526,524)
Other comprehensive income:
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(585)
Foreign currency translation adjustment, net of nil income taxes	24,077
Total other comprehensive income	23,492
Total comprehensive loss	(503,032)
Less: Total comprehensive loss attributable to noncontrolling interests	(7,587)
Total comprehensive loss attributable to ordinary shareholders	(495,445)

Unaudited Condensed Consolidated Balance Sheet
(In thousands, except share and per share data)
As of September 30, 2023
US$
ASSETS
Current assets
Cash	416,641
Restricted cash	52,197
Accounts receivable – third parties, net	23,100
Accounts receivable – related parties, net	11,209
Inventories	272,946
Prepayments and other current assets – third parties, net	105,316
Prepayments and other current assets – related parties, net	34,557
Total current assets	915,966
Non-current assets
Restricted cash	836
Investment securities – related parties	3,263
Property, equipment and software, net	311,703
Intangible assets	116,356
Operating lease right-of-use assets	177,454
Other non-current assets – third parties	50,566
Other non-current assets – related parties	2,669
Total non-current assets	662,847
Total assets	1,578,813
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings – third parties	246,918
Accounts payable – third parties	6,014
Accounts payable – related parties	283,307
Contract liabilities – third parties	36,819
Operating lease liabilities – third parties	17,616
Accrued expenses and other current liabilities – third parties	292,073
Accrued expenses and other current liabilities – related parties	244,847
Exchangeable notes	378,592
Convertible notes	22,607
Total current liabilities	1,528,793
Non-current liabilities
Contract liabilities – third parties	6,282
Operating lease liabilities – third parties	108,354
Put option liabilities	10,096
Exchangeable notes	73,282
Convertible notes	76,876
Deferred tax liabilities	94
Deferred income	266,416
Other non-current liabilities – third parties	94,543
Other non-current liabilities – related parties	1,581
Total non-current liabilities	637,524
Total liabilities	2,166,317
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 184,596,297 shares authorized, issued and outstanding as of September 30, 2023; Redemption value of US$178,784 as of September 30, 2023; Liquidation preference of US$178,784 as of September 30, 2023)	179,267
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 123,456,332 shares authorized, issued and outstanding as of September 30, 2023; Redemption value of US$192,673 as of September 30, 2023; Liquidation preference of US$194,596 as of September 30, 2023)	194,205
Total mezzanine equity	373,472
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value per share, 4,691,947,371 shares authorized as of September 30, 2023; 2,142,922,222 shares issued and outstanding as of September 30, 2023)	21
Additional paid-in capital	368,250
Accumulated other comprehensive income	41,135
Accumulated deficit	(1,365,645)
Total shareholders’ deficit attributable to ordinary shareholders	(956,239)
Noncontrolling interests	(4,737)
Total shareholders’ deficit	(960,976)
Total liabilities, mezzanine equity and shareholders’ deficit	1,578,813

Unaudited Condensed Consolidated Statement of Cash Flows
(In thousands, except share and per share data)
Nine Months Ended September 30, 2023
US$
Operating activities:
Net cash used in operating activities	(413,303)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	(158,849)
Proceeds from disposal of property, equipment and software	2,573
Receipt of government grant related to assets	16,317
Payments for purchases of short-term investments	(38,254)
Proceeds from sales of short-term investments	37,428
Payments for investments in equity investees	(5,059)
Proceeds from disposal of a subsidiary, net of cash disposed	1,379
Loans to related parties	(1,032)
Net cash used in investing activities	(145,497)
Financing activities:
Proceeds from settlement of receivable from shareholders	26,139
Proceeds from issuance of exchangeable notes	27,883
Payment for redemption of mandatorily redeemable noncontrolling interest	(11,554)
Proceeds from issuance of convertible notes	22,297
Receipts of refundable deposits in connection with the issuance of Private Investment in Public Equity (“PIPE”) investments and convertible notes	11,000
Proceeds from bank loans	378,691
Repayments of bank loans	(147,866)
Payment to a noncontrolling interest in the liquidation of a subsidiary	(148)
Cash contributed by non-controlling shareholders of a subsidiary	4,460
Net cash provided by financing activities	310,902
Effect of exchange rate changes on cash and restricted cash	(21,961)
Net decrease in cash and restricted cash	(269,859)
Cash and restricted cash at beginning of the period	739,533
Cash and restricted cash at end of the period	469,674
Reconciliation of cash and restricted cash:
Cash	416,641
Restricted cash, current	52,197
Restricted cash, non-current	836
Total cash and restricted cash	469,674
Supplemental information
Interest paid	6,153
Income taxes paid	640
Income taxes refund	(45)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities	62,401
Accretion of Redeemable Convertible Preferred Shares	5,063
Payable arising from a distribution agreement	22,296
Issuance of put option liabilities	9,376

Revenues.   We had revenues of US$317.9 million in the nine months ended September 30, 2023, representing an increase of 8,594.0% from US$3.7 million in the nine months ended September 30, 2022, primarily due to the commencement of BEV sales and sales from the distribution of Lotus-brand ICE sports cars, auto parts, and peripheral products, as well as automotive design and development services provided to OEM customers.
Cost of revenues.   We had total cost of revenues of US$284.2 million in the nine months ended September 30, 2023, representing an increase of 11,295.1% from US$2.5 million in the nine months ended September 30, 2022, primarily due to increased cost of sales from vehicle products, auto parts and peripheral products, and automotive design and development services provided to OEM customers.
Total operating expenses.   We had total operating expenses of US$541.6 million in the nine months ended September 30, 2023, representing an increase of 63.0% from US$332.4 million in the nine months ended September 30, 2022, primarily due to increase in R&D costs in relation to new model development, increase in employee-related costs and professional services fees in relation to business operations and expansion, branding, advertising and marketing costs, increase in distribution network expansion costs, and decrease in amortization of deferred income relating to government grants.
Net loss.   As a result of the foregoing, we had net loss of US$526.5 million in the nine months ended September 30, 2023, representing an increase of 43.6% from US$366.6 million in the nine months ended September 30, 2022.
Accounts receivable.   As of September 30, 2023, we had accounts receivable of US$34.3 million, compared with US$8.7 million as of December 31, 2022. The change was mainly due to increase in sales to third-party distributors which resulted in an increase in accounts receivable from these third-party distributors.
Prepayments and other current assets.   As of September 30, 2023, we had prepayments and other current assets of US$139.9 million, compared with US$53.1 million as of December 31, 2022. The increase was mainly related to an increase in prepayment for purchase of Lotus-brand ICE sports cars as well as increase in deductible VAT.
Short-term borrowings.   As of September 30, 2023, we had short-term borrowings of US$246.9 million, compared with US$28.7 million as of December 31, 2022. The short-term borrowings were primarily related to borrowings from banks.
Accounts payable.   As of September 30, 2023, we had accounts payable of US$289.3 million, compared with US$7.2 million as of December 31, 2022. The accounts payable were primarily related to increase in the purchase of BEVs and Lotus-brand ICE sports cars.
Accrued expenses and other current liabilities.   As of September 30, 2023, we had accrued expenses and other current liabilities of US$536.9 million, compared with US$506.5 million as of December 31, 2022. The accrued expenses and other current liabilities were primarily related to the acquisition of the distribution right and increase in accrued payroll, consumable materials for R&D expenditures and payable for other operating expenditures in line with business expansion.
Exchangeable notes.   As of September 30, 2023, we had exchangeable notes of US$451.9 million, compared with US$427.1 million as of December 31, 2022. The exchangeable notes were primarily related to additional proceeds from issuance of exchangeable notes.
Deferred income.   As of September 30, 2023, we had deferred income of US$266.4 million, compared with US$258.5 million as of December 31, 2022. The increase in deferred income was primarily related to additional asset-related subsidies received relating to the Group’s corporate buildings and plant net of amortization of deferred income relating to government grants.
We had cash and restricted cash of US$469.7 million as of September 30, 2023, compared with US$739.5 million as of December 31, 2022. The change was mainly a result of net operating cash outflow in line with the business expansion, as well as the investing cash outflow partially offset by financing cash inflow.
Our financial data set forth above is prepared in accordance with U.S. GAAP and on the assumption that it will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about our ability to continue as a going concern exists. The plans we have evaluated to continue as a going concern are consistent with the plans which it had evaluated for the financial data relating to us included elsewhere in this prospectus. The feasibility of such plans is contingent upon many factors outside of our control, which are highly uncertain and difficult to predict. The financial data above does not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if we were unable to continue as a going concern.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the JOBS Act, and we will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the first sale of our Ordinary Shares pursuant to an effective registration statement; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our common equity that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.
As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
Implications of Being a Foreign Private Issuer
We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies.
Implications of Being a Controlled Company
As of the date of this prospectus, Mr. Shufu Li indirectly owns more than 50% of the aggregate voting power of our total issued and outstanding share capital. As a result, we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. See “Risk Factors — Risks Relating to Our Securities — As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the Nasdaq corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”
Our Corporate Information
LTC was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on August 9, 2021. The mailing address of our principal executive office is No. 800 Century Avenue, Pudong District, Shanghai, People’s Republic of China, and our phone number is +86 21 5466-6258. Our corporate website address is www.group-lotus.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus.
Summary Risk Factors
Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities.
Risks Relating to Our Business and Industry
•
The automotive market is highly competitive, and we may not be successful in competing in this industry.

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Our reliance on a variety of arrangements with Geely Holding, including agreements related to research and development, procurement, manufacturing, and engineering, could subject us to risks.

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We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

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We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.

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We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.

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Forecasts and projections of our operating and financial results relies in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from those forecasted or projected.

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We have received a limited number of orders for Eletre, some of which may be cancelled by customers despite their deposit payment and online confirmation.

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We currently depend on revenues generated from a limited number of vehicle models.

Risks Relating to Doing Business in China
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The PRC government has significant oversight over our business and authority to influence and intervene in our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Any actions by the PRC government to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. For more details, see “Risk Factors — Risks Related to Doing Business in China — Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.”

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We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.

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The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

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Our securities may be prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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Risks and uncertainties arising from the legal system of mainland China, including risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of its securities. For more details, see “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.”

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We are subject to laws and regulations of mainland China restricting capital flows which may affect our liquidity. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “— Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Risks Relating to Intellectual Property and Legal Proceedings
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We may need to defend ourselves against intellectual property right infringement, misappropriation, or other claims, which may be time-consuming and would cause us to incur substantial costs.

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We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

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As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Our Securities
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If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price for our ADSs and the trading volume could decline significantly.

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Future resales of our securities by our securityholders may cause the market price of the our securities to drop significantly, even if our business is doing well.

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A market for our ADSs may not develop, which would adversely affect the liquidity and price of our ADSs.

For additional detail on these and other risks, see “Risk Factors” starting on page 20 of this prospectus.

THE OFFERING
The summary below describes the principal terms of the offering. The “Description of Share Capital” section and “Description of American Depositary Shares” section of this prospectus contains a more detailed description of our ADSs, Ordinary Shares and Warrants.
Securities being registered
Up to (i) 680,957,495 ADSs; (ii) 15,037,030 ADSs, issuable upon the exercise of the Warrants; and (iii) 5,486,784 Warrants.
ADSs offered by us:
ADSs issuable upon exercise of all Warrants
15,037,030 ADSs.
Use of proceeds
We will receive up to an aggregate of approximately US$172.9 million from the exercise of all Warrants, assuming the exercise in full of all of the Warrants for cash. The exercise price of the Warrants is US$11.50 per share, subject to adjustment as described herein, and the closing price of the ADSs on Nasdaq on February 27, 2024 was US$0.85 per share. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Ordinary Shares, among other things. If the market price for the ADSs is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Warrant holders will exercise their Warrants. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. See the section titled “Use of Proceeds.”
ADSs and Warrants offered by the Selling Securityholders
ADSs offered by the Selling Securityholders
Up to 680,957,495 ADSs, which represent:
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542,850,129 Class A Ordinary Shares beneficially owned by Lotus Advanced Technology Limited Partnership, Lotus Technology International Investment Limited, ETIKA AUTOMOTIVE SDN. BHD., LOTUS GROUP INTERNATIONAL LIMITED, MISSION PURPLE L.P., SCC Growth V Holdco B, Ltd., Mission Bloom Limited, SKYMACRO RESOURCES LIMITED, Jingkai Fund, Northpole GLY 3 LP, Hangzhou Fuyang Investment Development Co., Ltd. and Ningbo Shangchuang Equity Investment Partnership (Limited Partnership), which were originally acquired prior to the Closing Date;

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7,162,718 Sponsor Shares issued to the LCAA Founder Shareholders on the Closing Date in exchange for the LCAA Class B Ordinary Shares;

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5,486,784 Ordinary Shares issuable upon the exercise of the Sponsor Warrants;

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122,446,496 Ordinary Shares issued to the PIPE Investors on the Closing Date; and

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3,011,368 Ordinary Shares issued to the CB Investors on the Closing Date.

Warrants offered by the Selling Securityholders
Up to 5,486,784 Warrants.
Offering price
The Registered Securities offered by this prospectus may be offered, sold or distributed from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. See the section titled “Plan of Distribution.”
Use of proceeds
We will not receive any proceeds from the sale of the securities to be offered by the Selling Securityholders.
Securities issued and outstanding prior to exercise of Warrants as of the date of this prospectus
676,735,814 Ordinary Shares.
Dividend Policy
We have not declared or paid cash dividends or made any distributions as of the date of this prospectus. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
Market for ADSs and Warrants
The ADSs and Warrants are listed on Nasdaq under the trading symbols “LOT” and “LOTWW,” respectively.
Risk factors
Prospective investors should carefully consider the “Risk Factors” for a discussion of certain factors that should be considered before buying the securities offered hereby.

RISK FACTORS
You should carefully consider the following risk factors, together with all of the other information included in this prospectus, before making an investment decision. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, financial condition, results of operations, prospects and trading price. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by us, which later may prove to be incorrect or incomplete. We may face additional risks and uncertainties that are not presently known to us, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on us. The trading price and value of our ADSs and Warrants could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and any prospectus supplement or related free writing prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and any prospectus supplement or related free writing prospectus.
Risks Relating to Our Business and Industry
The automotive market is highly competitive, and we may not be successful in competing in this industry.
The global automotive market is highly competitive and has historically been associated with significant barriers to entry, including large capital requirements for and investment costs of developing, designing, manufacturing and distributing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales and service locations. We have strategically entered into the sustainable luxury BEV market, and we face a variety of added challenges that a traditional automobile manufacturer would not encounter, including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing electric vehicles, regulations associated with the transport of batteries, and the need to establish or provide access to sufficient charging locations and unproven high-volume customer demand for fully electric vehicles. We expect the sustainable luxury BEV market segment to become even more competitive in the future as additional players enter into this segment. We compete with competitors all around the world. Our vehicles also compete with ICE vehicles as well as new energy vehicles.
Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products.
We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, local protectionism, brand recognition product quality and performance, technological innovation, product design and styling, pricing, safety, and customer service. Increased competition may lead to lower vehicle unit sales and increased inventory, which may adversely affect our business, financial condition, operating results, and prospects. Our ability to successfully overcome the industry barriers of and compete in our market will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to successfully overcome the industry barriers of and compete in our markets. If our competitors introduce new cars or services that successfully compete with or surpass the quality or performance of our cars or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at such prices and levels and our business, financial condition, results of operations, and prospects will be affected.
Our reliance on a variety of arrangements with Geely Holding, including agreements related to research and development, procurement, manufacturing, and engineering, could subject us to risks.
We have entered into a variety of agreements, including agreements related to research and development, procurement, manufacturing, and engineering with our strategic partner, Geely Holding. Our reliance on these agreements subjects us to a number of significant risks, including the risk of being unable to operate as a standalone business, launch new vehicles, reach our development and production targets or focus our efforts on core areas of differentiation.
Of particular importance for our operations are the related party agreements with Geely Holding and its affiliate entities. These related party agreements include the Technology License Agreement, the Manufacture Cooperation Agreement, and the Supply of Framework Agreement, amongst other areas. These agreements are described in more detail in this prospectus under “Certain Relationships and Related Person Transactions — Related Party Transactions.” These partnerships permit us to benefit from Geely Holding’s decades of experience investing in established auto-manufacturers while focusing our efforts on core areas of differentiation, such as design, research and development, performance, and rapid adoption of the latest technologies and sustainability solutions. We intend to continue to rely on our partnership with Geely Holding as part of our strategy.
Collaboration with Geely Holding for research and development, procurement, manufacturing, and engineering is subject to risks with respect to operations that are outside of our control. We currently rely and expect to continue to rely on our strategic partner, Geely Holding, in terms of research and development, procurement, manufacturing, and engineering with regard to our vehicles. We cannot provide any assurance as to whether our strategic partner will be able to develop efficient, automated, low-cost production capabilities and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully commercialize our vehicles. Even if our strategic partner is successful in developing high volume production capabilities and processes and reliably source its component supplies, no assurance can be given as to whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond its and our control, such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules or to satisfy the requirements of existing and potential customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material and adverse effect on our business, results of operations, financial condition and prospects. There is risk of potential disputes with our strategic partner, and we could be affected by adverse publicity related to our strategic partner whether or not such publicity is related to their collaboration with us. Our ability to successfully build a luxury lifestyle vehicle brand could also be adversely affected by perceptions about the quality of our strategic partner’s vehicles. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on our strategic partner to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.
If we are unable to maintain collaboration and partnership with Geely Holding, we may be unable to enter into new agreements with new third-party manufacturing partners on terms and conditions acceptable to us or at all, our ability to operate as a standalone business, produce vehicles, reach our development and production targets or focus our efforts on core areas of differentiation could be materially and adversely affected. Besides, we generated a portion of revenue from automotive design and development services provided to Geely Holding. If we are unable to maintain collaboration with Geely Holding, our financial performance would be directly and adversely affected. There can be no assurance that in such event we would be able to partner with other third parties to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition, and prospects.
Furthermore, our supply chain efficiency also relies heavily on Geely Holding, largely attributable to its bargaining power derived from its volume and reputation. Failure to maintain agreements or partnership with Geely Holding could adversely affect our relationships with suppliers and there is no assurance that in such event we would be able to maintain relationships with current suppliers or to secure new suppliers to meet our needs on comparable and acceptable terms. If neither we nor Geely Holding enters into longer-term supplier agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials and equipment. For more details, see “—Risks Relating to Our Business and Industry  —  We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply” and “—Risks Relating to Our Business and Industry — We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.”

We may not succeed in continuing to maintain and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
Our business and prospects will heavily depend on our ability to maintain and strengthen the “Lotus” brand associated with design, sustainability, and technological excellence. We obtained licenses from Group Lotus Limited to use the trademarks in the “Lotus” brand on lifestyle vehicles, parts and components. There is no assurance that our BEV lifestyle vehicles will maintain and strengthen a reputation comparable to that of Lotus’ ICE sports vehicle segment. If we fail to do so we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, events, and advertising. Such efforts may not achieve the desired results. If we do not maintain and strengthen a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.
The trademark licenses granted to us to use the “Lotus” brand are on a royalty-free and worldwide basis and are for use of the trademarks (i) exclusively (subject to any existing licenses already granted) for lifestyle vehicles and parts and components in relation thereto that we design, develop, manufacture, assemble, distribute and sell; (ii) non-exclusively for our business of providing related after-sale services for the lifestyle vehicles; (iii) non-exclusively on related products (excluding anything relating to sports cars); and (iv) any other occasions in relation to the business as duly approved by its board (excluding anything relating to sports cars). Due to certain of the licenses being non-exclusive, third parties may also be able to use the trademarks in the “Lotus” brand for similar purposes. The trademark licenses will terminate upon (1) a material breach of any terms of the license agreement of any party and non-remedy of such breach within 30 days after being notified in writing of the breach; (2) a takeover, liquidation, or arrangement with a party’s creditors or a party ceasing or threatening to cease to carry on its business; (3) a loss of power of the licensor’s majority shareholders as a whole to directly or indirectly instruct and control the management of the licensor; or (4) a material breach of any terms of the shareholders’ agreement of LTC and non-remedy of such breach within 30 days after being notified in writing of the breach.
Since we are not the owners of the trademarks in the “Lotus” brand, we depend on the ability of Group Lotus Limited to obtain, maintain and enforce such trademarks in the “Lotus” brand. While we are able to request that Group Lotus Limited file additional, similar trademark applications to those that are currently licensed, Group Lotus Limited may determine not to pursue such applications. Furthermore, Group Lotus Limited may determine not to adequately protect or pursue litigation against other companies or may pursue such litigation less aggressively than we would. Additionally, Group Lotus Limited may allege that we have breached our license agreement with them, and accordingly seek to terminate the license, which could adversely affect our competitive business position and harm our business prospects.
Licensing of trademarks involves complex legal and business issues. Disputes may arise regarding trademarks subject to such licensing agreement, including (i) the scope of rights granted under such license agreement and other interpretation-related issues; and (ii) our diligence obligations under the license agreement and what activities satisfy those diligence obligations. If disputes over trademarks that we have or may in the future license prevent or impair our ability to maintain our current or future licensing arrangements on acceptable terms, we may be unable to successfully commercialize the affected products. We are generally also subject to all of the same risks with respect to protection of trademarks that we may license as we are for trademarks that we own. If we or any of our current or future licensors fail to adequately protect these trademarks, our ability to commercialize our products could suffer.
Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. For example, from time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. Such allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal or administrative actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the EV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm customer perceptions of, and confidence in, our brand. Perceived or actual concerns about battery deterioration that are often associated with EVs could also negatively impact customer confidence in BEVs in general and our vehicles in particular. If we are unable to maintain and strengthen our reputation or further strengthen our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.
We have a limited operating history and our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.
Our EV business was founded in 2018. Our first vehicle model, Eletre, was launched in 2022. There is limited historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business.
The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to customers. We have entered into an agreement with Geely Holding to manufacture our new lifestyle BEV models for the global market using the Wuhan manufacturing facility. We expect the Wuhan manufacturing facility will continue to produce the Eletre model and, with additional investment in necessary tooling and fixture upgrades, our planned Sedan, SUV and Sports BEVs. To date, we have limited automobile manufacturing experience, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.
Our continued development, manufacturing, and delivery of high quality automobiles to achieve our targeted production volume are and will be subject to risks, including with respect to:
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delays in our EV technology development;

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lack of necessary funding;

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delays or disruptions in our supply chain;

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quality control deficiencies;

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inability to adapt to changing market conditions and manage growth effectively;

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incompliance with environmental, workplace safety, and relevant regulations; and

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cost overruns.

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than originally planned, which would require us to invest to a larger extent in research and development. We cannot assure you that facelifts on Eletre or any future models we launch will appeal to our customers as we expect, or that any introduction of new models or facelifts will not adversely affect the sales of existing models.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. See also “— Risks Relating to our Business and Industry — We are dependent on suppliers, many of whom are our single source suppliers for the components they supply.” Any delay in the development, manufacturing, and delivery of Eletre or future models, or in performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.
Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.
We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern.
We have not been profitable since our inception. We incurred net loss of US$352.9 million, US$206.3 million, US$724.6 million and US$110.5 million in the six months ended June 30, 2023 and 2022 and in 2022 and 2021, respectively. In addition, we had negative net cash flows from operating activities of US$303.7 million, US$132.7 million, US$351.4 million and US$126.5 million in the six months ended June 30, 2023 and 2022 and in 2022 and 2021, respectively. As of June 30, 2023 and December 31, 2022 and 2021, our accumulated deficit was US$1,193.9 million, US$846.8 million and US$122.8 million, respectively. We incurred capital expenditures of US$113.2 million, US$44.8 million, US$133.3 million and US$34.6 million in the six months ended June 30, 2023 and 2022 and in 2022 and 2021, respectively. Historically, we relied principally on proceeds from the issuance of exchangeable notes, convertible notes and related party borrowings to finance our operations and business expansion. We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to: (a) obtaining additional loans from banks or related parties, and issuance of redeemable convertible preferred shares and convertible notes or exchangeable notes to new and existing investors and renewal of existing convertible notes and exchangeable notes when they are due, though there is no assurance that we will be successful in obtaining such additional liquidity on terms acceptable to us, if at all; or failing that, (b) a business plan to increase revenue and control operating costs and expenses to generate positive operating cash flows and optimize operational efficiency to improve our cash flow from operation. The feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict. We may seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all, and there could be potential significant negative impact on our ability to continue its operations.
The pressure on us to generate positive cash flow may be further exacerbated by our contractual obligations, including capital commitments, operating lease commitments, borrowings, and debts. We expect to continue to invest in the production ramp-up of Eletre, expansion of sales and servicing network, design and testing of new models, and research and development to further expand our business. These investments may not result in revenue increases or positive net cash flow on a timely basis, or at all. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us on reasonable terms or at all. These factors give rise to substantial doubt over our ability to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources.” The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.
We may not generate sufficient revenues and may incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

Forecasts and projections of our operating and financial results relies in large part upon assumptions and analyses developed by our management. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from those forecasted or projected.
Our operating results forecast relies in large part upon assumptions and analyses developed by our management and reflects current estimates of future performance, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from those forecasted or projected. We believe that the assumptions in the forecasts and projections were reasonable at the time such information was prepared, given the information we had at the time. In particular, the prospective financial information was prepared by our management based on estimates and assumptions believed to be reasonable with respect to the expected future financial performance, which do not take into account any circumstances or events occurring thereafter. This prospective financial information incorporates certain financial and operational assumptions, including, but not limited to, future industry performance, general business, economic, market and financial conditions, and matters specific to our business. In addition, such projections incorporate assumptions relating to (a) sales volumes, average selling prices and revenues, which could be significantly impacted by economic events and consumer demand for our vehicles; (b) our expectation to sell vehicles internationally, which could be impacted by trade policies, regulatory constraints and other factors; (c) our ability to maintain the strength of our brand; (d) our ability to manage costs of raw material and certain components and the associated manufacturing costs of our products and services; (e) projected growth in the luxury BEV market; and (e) our ability to satisfy delivery of our electric vehicles, and introduce new models, on the timeline and at the quantities planned.
However, the assumptions that underlie the prospective financial information are preliminary and there can be no assurance that our actual results will be in line with our expectations. The prospective financial information covers multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside our control, including, but not limited to those stated elsewhere in this “Risk Factors” section and the following:
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whether we can obtain sufficient capital to sustain and grow our business;

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our ability to manage growth;

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whether we can manage relationships with key suppliers;

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our ability to obtain necessary regulatory approvals;

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market demand for our vehicles;

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the timing and cost of new and existing marketing and promotional efforts;

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competition, including established and future competitors;

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our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

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the overall economy strength and stability globally and in jurisdictions we operate;

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regulatory, legislative, and political changes; and

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consumer spending habits.

The forecasts and projections also reflect assumptions as to certain business decisions that are subject to change. The forecasts and projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to the forecasts and projections, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of us. However, such information is not historical fact, should not be seen as guidance or relied upon as being necessarily indicative of future results.

The projections and forecasts were prepared based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of our management. Specifically, our results forecast is based on projected purchase prices, unit costs for materials, manufacturing, packaging and logistics, warranty, sales, marketing and service, and our projected number of orders for the vehicles with factors such as industry cost benchmarks taken into consideration. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections and forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecasts and projections.
Unfavorable changes in any of these or other factors, most of which are beyond our control, could turn out to be different than those anticipated, materially and adversely affect our business, prospects, financial results, and results of operations, and have an adverse impact on the market price of our ADSs or our financial position.
We have received a limited number of orders for Eletre, some of which may be cancelled by customers despite their deposit payment and online confirmation.
Our customers may cancel their orders for many reasons outside of our control, and we have experienced cancellation of orders in the past. In addition, customers may terminate their orders even after such orders are deemed automatically confirmed on the expiry of two days after a customer has paid his or her deposit and has not cancelled the order during such period. As of September 30, 2023, less than 1.07% of our cumulative confirmed orders of Eletre with non-refundable deposits had been cancelled. The time lag between reservation to delivery could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of Eletre or future vehicle models, or if the finalized design and specifications do not match the prototypes we developed, a significant number of orders may be cancelled. As a result, we cannot assure you that orders will not be cancelled or that such orders will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancellations could harm our business, brand image, financial condition, results of operations, and prospects.
We currently depend on revenues generated from a limited number of vehicle models.
Our business will initially depend substantially on the sales and distribution of Eletre, Emira and Evija until the delivery of Emeya (Type 133), which is currently expected in 2024. Customers tend to expect OEMs to offer a wide range of product portfolio and continue to upgrade their existing products. To better meet our customers’ demand, we plan to introduce two future new BEV models respectively in 2024 and 2025, and plan to upgrade our existing models on an ongoing basis. To the extent our product variety and cycle does not meet consumer expectations, or we cannot achieve our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that, for the foreseeable future, our business will depend on a single or limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.
Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.
We launched the Eletre in 2022 and commenced deliveries of the Eletre in China and Europe in 2023. In addition, we expect to launch new vehicle models in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture, and commercial release of new vehicle models. We plan to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of the Eletre or our future models due to any factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations, and growth prospects.
Our vehicles are subject to homologations and motor vehicle safety standards and the failure to acquire homologations or satisfy mandated safety standards in jurisdictions we operate would materially and adversely affect our business and results of operations.
All vehicles sold must comply with various standards governing the market in which the vehicles are sold. In particular, our vehicles must meet or exceed all mandated safety standards to be certified under applicable regulations in jurisdictions we plan to sell our vehicles. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. We have incurred, and expect to continue to incur, significant costs in complying with these regulations.
In the EU, vehicles must be type-approved under EU Regulation 2018/858 (the Whole Vehicle Type Approval — “WVTA”), and must comply with vehicles safety standard under EU Regulation 2019/2144 (the “General Safety Regulation”). In the U.K., vehicles must be type-approved under the GB Type Approval Scheme from February 1, 2024 or under the Provisional GB Type Approval Scheme up until February 1, 2024, and must conform with the EU Regulation 661/2009 which was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020. In the U.S., vehicles must be to certified to meet all applicable Federal Motor Vehicle Safety Standards (“FMVSS”), federal bumper standards, and federal anti-theft standards issued and administered by the National Highway Traffic Safety Administration (“NHTSA”). In addition, each state in the U.S. may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. For more discussion, see “Government Regulations — Global Government Regulations — Regulations on Type Approval” and “Government Regulations — Global Government Regulations — Regulations on Safety.” As of the date of this prospectus, our Eletre has received type-approval in the EU and the U.K. while it has not received type-approval in U.S.
In China, each vehicle model must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification, or CCC, before we receive delivery of vehicles from the factory, import or sell such vehicles, or use such vehicles for commercial activities, and such certification is also subject to periodic renewal. Although we have obtained the CCC for Eletre, Emira and Emeya, there is no guarantee that we will be able to renew such certification upon expiry in the future or to obtain CCC for our future vehicles. To the extent that it takes us longer to acquire or we eventually fail to acquire the CCC certification for any of our future vehicles or we are unable to renew the CCC certification for Eletre, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations. Furthermore, the PRC government and issuing agencies of such certification may carry out supervisory activities on certified vehicles, including routine and unscheduled, and impromptu inspections. In the event that a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification could be revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in other commercial activities.
These laws and standards are subject to change from time to time, and we could become subject to additional safety regulations in jurisdictions we operate in the future, which would increase the effort and expense of compliance. To the extent that it takes us longer to acquire or we eventually fail to acquire or renew safety standard certification in jurisdictions we plan to sell Eletre or any of our future vehicles, we could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on our reputation, business, financial condition, and results of operations.
Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt luxury electric vehicles, which is associated with consumers’ demand for automobile and luxury vehicles, and adoption of new energy vehicles.
Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends will impact our business, prospects, and operating results. A weak or uncertain macroeconomic environment, high or increasing inflation (including in relation to energy prices) and interest rates, stagnant or declining wages and restrictive lending policies may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing a new vehicle. Demand for our vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, and cost of fuel and governmental regulations, including tariffs, import regulation, and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results.
Our future growth also depend on consumers’ demand for luxury vehicles. The economic environment and macroeconomic conditions influence levels of disposable income and consumer spending, thereby impacting demand for luxury vehicles, and defer a purchase further or to purchase a more affordable model with fewer optional features at a lower price. Further, a weak or uncertain economic environment, especially when combined with low consumer confidence, may disproportionately reduce demand for luxury vehicles, due to the discretionary nature of such purchases. A decrease in potential customers’ disposable income or their financial flexibility, an increase in the overall cost of financing or consumer concerns about the social perception of purchasing luxury products will therefore generally have a negative impact on demand for the our vehicles.
Demand for our luxury BEVs will also highly depend upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:
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perceptions about electric vehicle quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;

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perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;

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the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

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the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

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concerns about electric grid capacity and reliability;

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the availability of new energy vehicles;

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improvements in the fuel economy of traditional ICE;

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the availability of service for electric vehicles;

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the environmental consciousness of consumers;

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access to charging stations, standardization of electric vehicle charging systems, and consumers’ perceptions about convenience and cost to charge an electric vehicle;

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the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

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perceptions about and the actual cost of alternative fuel; and

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macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our luxury electric vehicles and use our services. If the market for luxury electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition, and operating results will be affected.

Our sales depend in part on our ability to establish and maintain confidence in our business prospects among consumers, analysts and others within our industry.
Consumers may be less likely to purchase our vehicles if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers, analysts and other parties with respect to our liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history, others’ unfamiliarity with our vehicles, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and our production and sales performance compared with market expectations. Many of these factors are largely outside of our control, and any negative perceptions about our business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including us, and further challenging customer, supplier and analyst confidence in our business prospects.
Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in electric vehicle technology may materially and adversely affect the demand for our electric vehicles.
We operate in the electric vehicle market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry in various countries is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our services and solutions. Such changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.
Furthermore, we may be unable to keep up with changes in electric vehicle technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to equip our vehicles with the latest technology, in particular battery cell technology. Such upgrades could involve substantial costs and lower our return on investment for existing vehicles. There can be no assurance that we will be able to compete effectively with alternative vehicles or source and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.
Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the ICE, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, compressed natural gas may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.
We are subject to risks associated with intelligent driving technology and uncertain and evolving regulations pertaining intelligent driving in jurisdictions we operate.
Eletre is expected to be equipped with Level 2 intelligent driving features realized through ADAS in 2023. We rely on third-party suppliers for certain technologies and components used in our ADAS, and any defects in or quality issues with those technologies and components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand the intelligent driving capabilities of our vehicles through ongoing research and development. However, we cannot guarantee that our vehicles will achieve its targeted assisted or intelligent driving functionality within its projected timeframe, or ever. In addition, intelligent driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future intelligent driving technology occur, we could be subject to liability, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.
In addition, ADAS technology is subject to considerable international regulatory uncertainty as the laws in different jurisdictions we operate evolve to catch up with the rapidly evolving nature of the technology itself, all of which is beyond our control. There is a variety of international, federal and state regulations that may apply to self-driving and driver-assisted vehicles. For example, in the EU, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. In the U.K., The Automated and Electric Vehicles Act 2018 provides a framework for ADAS regulations in the U.K. In the U.S., there are currently no federal U.S. regulations imposing additional mandatory safety or performance requirements on self-driving vehicles. Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. See “Government Regulations — Global Government Regulations — Regulations on Automated Driving/Advanced Driver Assistance System (“AD/ADAS”).” For discussion on regulations on ADAS technology in China, see “Government Regulations — PRC Government Regulations — Regulations on Intelligent Connected Vehicles and Autonomous Driving.”
Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions globally, which increases the likelihood of a patchwork of complex or conflicting regulations that may delay products or restrict self-driving features and availability, which could adversely affect our business. Our vehicles may not achieve the requisite level of autonomy that may be required in some countries or jurisdictions for certification and rollout to consumers or may not satisfy changing regulatory requirements which could require us to redesign, modify or update our ADAS hard-ware and related software systems. Any such requirements or limitations could impose significant expense or delays and could harm our competitive position, which could adversely affect our business, prospects, results of operations and financial condition.
We are dependent on suppliers, many of whom are our single source suppliers for the components they supply.
Our success depends upon our and our manufacturing partner’s ability to enter into new supplier agreements and maintain our relationships with suppliers who are critical and necessary to the output and production of our vehicles. We rely on suppliers to provide key components and technology for our vehicles.
Many of our suppliers are currently single source suppliers for components of Eletre, and we expect that this to be similar for any other future vehicle we may produce. While we try to obtain components from multiple sources whenever possible, similar to other automobile providers, many of the components used in our vehicles are purchased from a single source, which exposes us to multiple potential sources of delivery failure or component shortages. To date, we have no qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. Agreements for the purchase of battery cells and other components contain or are likely to contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment, whether due to supply chain or logistics issues or due to inflation, would increase our operating costs and could reduce our margins if it cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers or potential customers and could adversely affect our business, prospects, financial condition, and results of operations. Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of the Eletre or our future vehicles may be time consuming and costly. A recent supply chain disruption related to certain EV components could expose us to delayed deliveries and component shortages in 2024. There can be no assurance that our business, financial condition, and results of operations will not be materially and adversely affected by future supply chain disruptions. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition, and prospects.
The supplier agreements for our current or future vehicles may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If the suppliers and strategic partners become unable to provide, or experience delays in, providing components or technology, or if the supplier agreements we have in place are terminated, it may be difficult to find replacement components and technology. Changes in business conditions, pandemics, governmental changes, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components or technology from our suppliers.
Further, we rely on Geely Holding’s bargaining power derived from its volume and reputation in negotiating supply agreements for the production of our vehicles and we may be at a disadvantage due to our limited operating history as a standalone business. There is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be priced in manners that make it difficult for us to operate profitably.
We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.
Significant costs are incurred related to procuring raw materials required to manufacture and assemble our vehicles. Various raw materials are used in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. Our business also depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:
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the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

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disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

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an increase in the cost of raw materials, such as lithium, nickel, and cobalt, used in lithium-ion cells.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations.
Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us or impact our prospects.
We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions such as prohibition of forced labor and child labor, environmental protection and anti-corruption. However, violations of any of the foregoing by our major suppliers could have an material impacts on our operations caused by supply chain disruptions and human rights-based trade restrictions.
The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.
Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to, among other factors, the

COVID-19 pandemic, an increase in global demand for personal computers for work-from-home economies, and controls and restrictions on the import or export of semiconductor chips imposed or intended to be imposed by the U.S. and various foreign governments. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased from limited sources although we reserve the flexibility to obtain the components from multiple sources. If the suppliers of the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.
We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk.
We conduct our business worldwide. For example, LTIL and Lotus Tech Creative Center operate in the U.K., Lotus Tech Innovation Center GmbH operates in Germany, and Lotus Cars Europe B.V. operates in Netherlands. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions, and the global nature of our business could have a material adverse effect on our business, financial condition, and results of operations. As a result, our business is and we expect that our business will be subject to a variety of risks and challenges associated with doing business internationally and entering into new markets, including an increase in our expenses and diversion of the management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:
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changes in, or impositions of, legislative or regulatory requirements on automotive industry and supply chain management;

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issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas, and other trade barriers and restrictions, as well as overseas shipment schedules and custom clearance requirements and processes;

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international economic and political conditions, and other political tensions between countries in which we do business;

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burdens of conforming our vehicles to various international regulatory requirements where our vehicles are sold, and unexpected changes in such regulatory requirements and enforcement, in connection with type approval, safety, data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations, among others. See “Government Regulations — Global Government Regulations;”

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complexities and difficulties in obtaining intellectual property protection and reduced protection for intellectual property rights in some countries;

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difficulties in staffing and managing global operations and the increased travel, infrastructure and le-gal compliance costs associated with multiple international locations and subsidiaries;

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conforming to foreign labor laws, regulations and restrictions;

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local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;

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establishing localized supply chains and managing international supply chain and logistics costs;

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establishing sufficient charging points for our customers in those jurisdictions, via partnerships or, if necessary, via development of our own charging networks;

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difficulties attracting customers in new jurisdictions;

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higher levels of credit risk and payment fraud;

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changes in diplomatic and trade relationships, including political risk and customer perceptions based on such changes and risks;

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disruptions of capital and trading markets and currency fluctuations;

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management of tax consequences and compliance;

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increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits; and

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other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions.

If our sales are delayed or cancelled because of any of the above factors, our revenue may be adversely affected. In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. We may also face local protectionism in some of our target markets that could hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic automotive manufacturer. For example, in September 2023, the European Commission announced that an investigation will be launched on whether to impose punitive tariffs to protect the EU producers against cheaper Chinese electric vehicle imports it says are benefiting from state subsidies. If there are any adverse findings during or upon the conclusion of such investigation, the European Commission may impose countervailing duties or punitive tariffs, which may in turn negatively affect our operations and planned future expansion in Europe. For example, we may be required to increase the price of our products in Europe, which may decrease our sales. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.
We may be unable to adequately control the costs associated with our operations.
We have devoted significant capital to developing and growing our business, including developing our first model, Eletre, expanding our sales and servicing network and building our headquarters in Wuhan. In addition, we plan to introduce two future new BEV models respectively in 2024 and 2025. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, additional operating costs and expenses for production ramp-up, selling and distribution expenses as we continue to build our brand and market our vehicles, and additional costs associated with being a public company. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may also face increased costs in connection with the services we provide, including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, market, sell, and service our vehicles and provide services, or if the manufacturing of our vehicles could not be conducted in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.
If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.
We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our customers with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:
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managing our supply chain to support fast business growth;

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maintaining our strategic partnership with Geely Holding to manufacture our vehicles;

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managing a larger organization with a greater number of employees in different divisions;

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controlling expenses and investments in anticipation of expanded operations;

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establishing or expanding design, sales, and service facilities;

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implementing and enhancing administrative infrastructure, systems, and processes; and

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addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.
Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our sales network, and delivery and servicing centers. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be significantly different from what we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.
Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we may need to significantly reduce our spending, delay or cancel our planned investment or expansion activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.
We have entered into a put option agreement with each of Geely HK and Etika, pursuant to which each of Geely and Etika will have an option to require us to purchase at a pre-agreed price, the equity interests held by Geely and Etika in Lotus Advance Technologies Sdn Bhd. The put options are exercisable during the period from April 1, 2025 to June 30, 2025 upon satisfaction of the condition that the total number of vehicles sold by Lotus Advance Technologies Sdn Bhd and its subsidiaries exceeds 5,000 in 2024 (with the exercise of such options by Geely and Etika not cross-conditioned on one another). The exercise of the put options to require us to purchase the equity interests held by Geely and Etika in Lotus Advance Technologies Sdn Bhd may represent a significant financial obligation that could have a material adverse impact on our liquidity, results of operations, and financial condition.
In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.
If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.
Our core values, which include developing high quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations, and financial condition.
We may not be able to expand our physical sales network cost-efficiently. Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.
Our distribution model is not common in the automotive industry today. In particular, in China, our vehicles are sold either directly to users (rather than through dealerships) or through city partners that act as our sales agents and collect sales commissions on such sales. As of September 30, 2023, we had 206 stores in our global distribution network. We plan to further expand our physical sales network through a balanced combination of self-operated stores and partner stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing self-operated stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our self-operated stores.
Our direct-to-consumer approach to vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems as compared to the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels and we may not be able to satisfy customer expectations.
We also leverage our network of city partners as a pipeline of potential sales partners. However, we may not be able to identify, attract, and retain a sufficient number of city partners with the requisite experience and resources to operate our partner stores. Our city partners are responsible for the day-to-day operation of their stores. Although we offer the same training and implement the same service standards for staff from both self-operated stores and partner stores, we have limited control over how our city partners’ businesses are run. If our city partners fail to deliver high quality customer service and resolve customer complaints in a timely manner, or if any of their misconduct damages our brand image and reputation, our business could be adversely affected. Furthermore, we may experience disagreements or disputes in the course of our relationship with our city partners or upon termination of our relationships with city partners, which may lead to financial costs, disruptions, and reputational harm.
Our vehicles may not perform in line with customer expectations and may contain defects.
Our vehicles, including Eletre, may not perform in line with customer expectations. Any product defect or any other failure of our vehicles to perform or operate as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand, significant expenses including warranty claims, and other consequences that could materially and adversely affect our business, financial condition, results of operations, and prospects.
Our vehicles may have design and manufacturing defects. The design and manufacturing of our vehicles are complex and could have latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injury. Furthermore, our vehicles use a substantial amount of third-party and in-house software code and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may only be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. While we have performed extensive internal testing on Eletre’s software and hardware systems and we plan to do so on our future models, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles we design and produce on a timely basis, or at all.

In addition, we have limited operating history in testing, delivering, and servicing our vehicles. Although we have established rigorous protocols for each manual operational process, such as testing, vehicle delivery, and servicing of our vehicles, there may be instances of, operational mistakes, negligence, failures to follow protocols or other human errors by our employees or third-party service providers. Such human error could result in failure of our vehicles to perform or operate as expected. We cannot assure you that we will be able to completely prevent human errors.
In addition, if any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.
Our vehicles currently make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.
The battery packs that we produce make use of lithium-ion cells, which we purchase from third-party suppliers. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. We have implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack, including a thermal management system that keeps the temperature of the battery pack within an ideal range. However, our vehicles or their battery packs may still experience failure, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.
In addition, any mishandling of battery cells may cause disruption to our business operations. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could result in damage or injury, which could further lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.
We may face challenges providing our charging solutions.
Demand for our vehicles will also depend in part on the availability of charging infrastructure. Customers may charge through super charging stations provided by us or third-party charging piles. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase an electric vehicle because of the lack of a more widespread service network or charging infrastructure at the time of sale.
We have very limited experience in the actual provision of our charging solutions to users and providing these services is subject to challenges, which include the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles during our charging services, and the potential for lack of user acceptance of our services. In addition, although the PRC government has supported the roll-out of a public charging network, the current charging facility infrastructure is generally considered to be insufficient. We face significant challenges as we roll out our charging solution, including access to sufficient charging infrastructure, obtaining any required permits, land use rights and filings, and, to a certain extent, such roll out is subject to the risk that the government support may discontinue.
In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our ability to generate customer loyalty and grow our business could be impaired by a lack of satisfactory access to charging infrastructure, demand for our vehicles may suffer, and our reputation and business may be materially and adversely affected.

Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our brand, business and reputation may be materially and adversely affected.
We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels, will be successful, which could affect our revenues as well as our customer satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our customers’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.
In addition to our delivery and servicing centers, some of our after-sales services are carried out by third-party service providers. Some of these third-party service providers have limited experience in servicing EVs. We cannot assure you that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our authorized body and paint shops will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.
In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and paint shops, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience in the operation of our vehicles. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Our insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations.
We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.
Our vehicles are subject to recalls, which may cause adverse publicity, damage to our brand, and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.
Our warranty reserves may be insufficient to cover future warranty claims and repair needs, which could adversely affect our financial condition and results of operations.
We currently provide a 5-year or 150,000-kilometer limited warranty and an 8-year or 200,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers for Eletre and we provide a 3-year or 60,000-kilometer limited warranty for Emira. We believe our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we commenced initial deliveries of Eletre in March 2023, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.
If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business.
Automobile enthusiasts may seek to modify our vehicles, including using third-party aftermarket products, to alter their appearance or change their performance, which could jeopardize vehicle safety systems. We do not test, nor do we endorse, such modifications or third-party products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would adversely affect our brand and harm our business, financial condition, results of operations, and prospects.
Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business.
Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles, and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter, and use our networks, vehicles, and systems to gain control of, or to change, our vehicles’ functionality, user interface, and performance characteristics, or to gain access to data stored in or generated by the vehicles. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings against us. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems, or data, as well as other factors that may result in the perception that our vehicles, their systems, or data are capable of being “hacked,” could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.
We retain certain information about our customers, which may subject us to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in various jurisdictions we operate.
We use our vehicles’ electronic systems to log, with necessary permission, certain information about each vehicle’s use in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us optimize the driving and riding experiences. Our customers may object to the use of this data, which may harm our business. We have adopted strict information security policies and deployed advanced security measures to comply with these requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Further, such security measures of our contractors, consultants, and collaborators are also vulnerable to breakdown or other damage or interruption from such attacks.
Nonetheless, information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines and other penalties. Additionally, if any of our employees accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be materially damaged. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.
Due to our data collection practices, products, services and technologies, we are subject to or affected by a number of laws and regulations in jurisdictions we operate, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and other third parties with whom we conducts business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.
The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. For example, the EU adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. The U.K. adopted the GDPR as retained EU law at the end of the Brexit transition period, and a U.K.-specific General Data Protection Regulation (“U.K. GDPR”) which is based on the EU GDPR came into force from January 1, 2021. In the U.S., there is no overarching generally applicable federal law in the U.S. that governs personal data. Instead, more narrow and specific federal laws apply to the processing or other use or treatment of certain types of personal data, and U.S. Federal Trade Commission may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, the overwhelming majority of states have enacted laws related to data privacy. For instance, California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective in January 2020. Other jurisdictions have begun to propose similar laws. Failure to comply with applicable cybersecurity, privacy, data protection and information security laws or regulations or to secure personal information could result in investigations, enforcement actions and other proceedings against us, which could result in substantial fines, damages and other liability as well as damage to our reputation and credibility, which could have a negative impact on revenues and profits. For more risks relating to laws and regulations of mainland China regarding cybersecurity, privacy, data protection and information security, see “— Risks Relating to Doing Business in China — We are subject to regulations of mainland China regarding cybersecurity, privacy, data protection and information security. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, confiscation of illegal gains, revocation of business permits or licenses, or otherwise harm our business and results of operations.”
Compliance with applicable cybersecurity, privacy, data protection and information security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations, which could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. In addition, changes in existing laws or regulations or adoption of new laws and regulations in these fields, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.
We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by laws, regulations, and industry standards in jurisdictions we operate, or contractual obligations. Nonetheless, certain emerging laws and regulations in these fields are still subject to a high degree of uncertainty as to their interpretation and application.
Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings, services or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations, which may in turn result in the suspension of our app and thus restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers.
We cannot assure you that we will or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including warnings, fines, penalties, directions for rectifications, service suspension or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose users and business partners and have a material adverse effect on our operations, revenues and profits.
The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results, and prospects.
Our growth depends significantly on the availability and extent of government subsidies, economic incentives, and government policies that support the growth of new energy vehicles.
Our vehicles benefit from government incentives for electric vehicles in the EU, the U.K., and the U.S., see “Government Regulations — Global Government Regulations — Regulations on Incentives.” In China, we also benefit from favorable government incentives and subsidies, including one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives, and government policies to support electric vehicles in any jurisdictions we operate could adversely affect the results of our operations. For example, China’s central government no longer provides subsidies for purchasers of certain NEVs after December 31, 2022. In addition, local subsidies for NEVs were required to be canceled after June 25, 2019. If government incentives for electric vehicles gradually phase out in any jurisdictions we operate, there is no assurance that the alternative fuel vehicle industry generally or our electric vehicles in particular could maintain their competitiveness as compared to ICE vehicles.
Our vehicles sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the U.S.) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. Historically, there had been a certain limit on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or 2021 Negative List, most recently jointly promulgated by the Ministry of Commerce of the PRC and the National Development and Reform Commission of the PRC, or the NDRC, on December 27, 2021 and became effective on January 1, 2022, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations, and financial condition.
Apart from vehicle purchase subsidies, China’s central government has adopted an NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. Excess positive NEV credits (“automotive regulatory credits”) are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology of the PRC, or the MIIT. For further information relating to automotive regulatory credits, please refer to “Government Regulations — PRC Government Regulations — Favorable Government Policies Relating to New Energy Vehicles in mainland China — Corporate Average Fuel Consumption and New Energy Vehicle Credit Schemes for Vehicle Manufacturers and Importers.” Any changes in government policies to restrict or eliminate such automotive regulatory credits trading could adversely affect our business, financial condition, and results of operations.
Such negative influence could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of charging infrastructure. See “Government Regulations  — PRC Government Regulations — Favorable Government Policies Relating to New Energy Vehicles in mainland China.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular.

Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.
Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.
Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our vehicles. Automotive manufacturers typically experience seasonality with comparatively low sales in the first quarter, and comparatively high in fourth quarter of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in certain regions may impact demand for our vehicles. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.
We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop our BEVs and new models and have them manufactured, build and equip new manufacturing facilities to produce such components, open new retail stores and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.
As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our securities could fall substantially either suddenly or over time.
Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.
Global pandemics, epidemics in any jurisdictions we operate, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), COVID-19, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a negative way. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition and results of operations in the current and future years.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.
We have limited insurance coverage, which could expose us to significant costs and business disruption.
While we carry commercial insurance, including employee benefit insurance, employer’s liability insurance, household property insurance, medical insurance, test drive insurance, overseas business trip insurance, and property insurance (including property all risks, public liability insurance, and cargo transportation insurance). Such liability insurance coverage for our products and business operations is limited. A successful liability claim against us, regardless of whether due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.
We are or may be subject to risks associated with strategic alliances or acquisitions.
We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. For example, we entered into the Distribution Agreement, pursuant to which we are the exclusive distributor to distribute the vehicles manufactured by Lotus UK within China, among other territories. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties, and increases in expenses in integrating and realizing synergies, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these third parties suffers negative publicity or harm to their reputation from events relating to their businesses, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.
In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and clearances from relevant government authorities for such acquisitions in order to comply with any applicable laws and regulations of mainland China, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the synergies or financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our securities may be adversely affected.
In connection with the issuance of our audited consolidated and combined financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified the following two material weaknesses in our internal control over financial reporting: (i) our Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S.

GAAP and financial reporting requirements set forth by the SEC required to formalize, design, implement and operate key controls over financial reporting processes to comply with U.S. GAAP and SEC financial reporting requirements; and (ii) our Company’s lack of period end financial closing policies and procedures to formalize, design, implement and operate key controls over period end financial closing process for the preparation of consolidated and combined financial statements, including disclosures, in accordance with U.S. GAAP and relevant SEC financial reporting requirements. In connection with the issuance of our audited consolidated and combined financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by SEC to formalize, design, implement and operate key controls over financial reporting process to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy this material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Internal Control over Financial Reporting.” However, we cannot assure you that the implementation of these measures will be sufficient to remediate our material weakness, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Following the completion of the Business Combination, we have become a public company in the U.S. and subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services.
Our in-car technology system, and other digitalized sales, service, customer relationship, internal information and knowledge management systems depend on the continued operation of our information technology and communications systems. These systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. The occurrence of any of the foregoing events could result in damage to or failure of our systems. These risks may be heightened for operations at facilities outside of our direct control. Any network interruption or inadequacy that causes interruptions to our products or the access to our product operating systems, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our user satisfaction, which, in turn, will adversely affect our reputation, user base and future operations, and financial condition. Our data centers are also subject to break-ins, sabotage, hackings, malfunctions, loss or corruption of data, software, hardware or other computer equipment, the intentional or inadvertent transmission of computer viruses, software errors, malware, security attacks, fraud, and intentional or accidental human actions or omissions, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.
The construction and operation of our headquarters in Wuhan is subject to regulatory approvals and may be subject to delays, cost overruns or may not produce expected benefits.
We are currently building, and expect to continue to develop, our headquarters in Wuhan, on land over which we have acquired land use right certificates. Major construction projects, such as the construction of our headquarters in Wuhan, require significant capital, and are subject to numerous risks and uncertainties, including, delays, cost overruns, disputes with builders and contractors, construction quality issues, safety considerations, which are factors that we cannot control. Any failure to complete these projects on schedule and within budget could adversely impact our financial condition and results of operations. Under laws of mainland China, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, the pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. The construction projects being or to be carried out by us are undergoing necessary approval procedures as required by law. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty construction projects in question within a specified time frame, fines or the suspension of use of such projects. Any of the foregoing could have a material adverse impact on our operations.
We and our manufacturing partner, Geely Holding, are subject to various environmental laws and regulations in jurisdictions we operate that could impose substantial costs upon us.
As an automobile developer, the operations of ours and our strategic partner, Geely Holding, are subject to various environmental laws and regulations in jurisdictions we operate, including laws relating to the use, handling, storage, and disposal of, and human exposure to, hazardous materials, fuel economy and emissions, and with respect to constructing, expanding and maintaining manufacturing facilities among other things. Environmental laws and regulations can be complex, and the business and operations of ours and our strategic partner, Geely Holding, may be affected by future amendments to such laws or other new environmental laws which may require us to change our operations, potentially resulting in a material adverse effect on our business.
These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.
We are subject to laws, regulations and regulatory agencies regarding environmental protection like EU Regulation 715/2007 in the EU and the U.K., federal level requirements of the Clean Air Act and laws and regulations administered by the NHTSA and the Environmental Protection Agency and other state level regulations in the United State, and the Provisions on the Administration of Investments in the Automotive Industry in China. The costs of compliance to environmental laws and regulations, including remediating contamination if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining environmental permits and approvals required by such laws in connection with the manufacturing and sale of our vehicles, which would hinder our ability to conduct our operations. Such costs and delays may adversely impact our business prospects and results of operations. Furthermore, any violations of these environmental laws and regulations may result in litigation, substantial fines and penalties, remediation costs, third party damages or a suspension or cessation of our operations.
We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of such proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.
We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, data compliance laws, and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. Such actions could also expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.
Our revenues and financial results may be adversely affected by economic slowdown globally and in any jurisdictions we operate.
The success of our business ultimately depends on consumer spending. Our revenues and financial results are impacted to a significant extent by economic conditions globally and in any jurisdictions we operate. The global macroeconomic environment is facing numerous challenges. Any slowdown could significantly reduce domestic commerce in jurisdictions we operate, including through the automobile market generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations, and tariffs. In addition, the COVID-19 pandemic had negatively impacted the economies of China, the U.S., and numerous other countries around the world. Economic conditions in jurisdictions we operate may be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in specific jurisdiction. Any severe or prolonged economic slowdown globally and in any jurisdictions we operate may materially and adversely affect our business, results of operations, and financial condition.
Heightened tensions in international relations may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international relations, particularly between the U.S. and China and the conflict between Russia and Ukraine. These tensions have affected both diplomatic and economic ties. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities among major economies. Sanctions may create supply constraints and drive inflation. The existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions and adversely impact our business, financial condition, and results of operations.

The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the U.S. and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, human rights-based trade restrictions or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.
In addition, we have been closely monitoring domestic policies in the U.S. designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.
Likewise, we are monitoring policies in the U.S. that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The U.S. and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, in October 2022, the U.S. Commerce Department’s Bureau of Industry and Security issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. In August 2023, the President of the U.S. issued an executive order which prohibits certain new U.S. investment in China in sensitive technologies, such as computer chips and requires government notification in other technology sectors. Measures such as these could deter suppliers in the U.S. and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the U.S. and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.
The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic activities. While we do not have substantial operations in these areas or any direct suppliers (i.e., Tier 1 supplier) from these areas, there is no guarantee that these geopolitical tensions will not cause reduce levels of trade, investments and technological exchanges, or result in disruption to our global economic activities and supply chains, which in turn may have an adverse impact on our business and results of operations.
Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.
We lease premises for research and development, self-operated stores, delivery and servicing centers and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional costs or increases in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.
We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a share incentive plan in September 2022 (the “2022 Share Incentive Plan”), for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of our business. Under the 2022 Share Incentive Plan, we are authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661 (taking into account the effect of the Recapitalization). As of December 31, 2023, a total of awards to purchase 45,480,767 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. See “Management —  Share Incentive Plan.” The plan administrator determines the exercise price for each award.
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.
Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.
Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.
Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of automotive intelligence technologies, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient training in a timely manner, and we may need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.
If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement with non-compete clauses with us, if any dispute arises between our executive officers or key employees and us, the relevant non-competition provisions may not be enforceable, especially under laws of mainland China, on the ground that we have not provided adequate compensation to them for their non-competition obligations.
Our management team has limited experience managing a public company.
Most of the members of our management team have limited experience in managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws and regulations pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and may divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.
We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held accountable.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.
Certain rights granted to Meritz in connection with the Meritz Investment could limit the funds available to us following the consummation of the Business Combination or result in potentially dilution of our then existing shareholders.
Following the consummation of the Meritz Investment on the Closing Date, pursuant to the Meritz Subscription Agreement, Meritz has a put option to sell, upon the occurrence of certain credit events in respect of us (including any change of control, delisting or suspension of trading for thirty (30) consecutive trading days, or non-payment of financial indebtedness or final judgment or court order over specified amount), certain collateral-related defaults, failure to comply with certain financial covenants, failure to satisfy the registration condition with respect to Meritz Subscription Shares, or the third anniversary of the closing date of the Meritz Investment, all or part of the Ordinary Shares subscribed and then held by it to us at an agreed return, which is (i) an amount that provides Meritz with a 12.5% internal rate of return on the product of: (a) US$500,000,000; and (b) a fraction, (x) the numerator of which is the number of the Meritz Subscription Shares with respect to which Meritz exercises its put option (the “Put Option Shares”); and (y) the denominator of which is 50,000,000 (subject to any applicable anti-dilution adjustment), less (ii) an amount that yields a 12.5% internal rate of return on any cash dividends actually received by Meritz from us with respect to the Put Option Shares.
Meritz’s rights described above and certain other rights and entitlements of Meritz under the Meritz Subscription Agreement are secured by a fixed charge in favor of Meritz over a restricted securities account of us holding U.S. treasury bonds and/or U.S. treasury bills and a fixed charge granted by us in favor of Meritz over a restricted cash account of us. In the event the market price of the Ordinary Shares drops below a certain level, we will under certain circumstances be required to top up additional cash into such restricted cash account to provide additional security. Pursuant to the Meritz Subscription Agreement, we deposited into the restricted securities account (i) certain U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with the aggregate outstanding principal amount of US$175,000,000. In addition, the security documents granting the foregoing security interests provide Meritz with right to freely sell, assign, pledge, rehypothecate, lend, invest, use, commingle or otherwise dispose of, and otherwise use in its business (“Rehypothecate”), all collateralized U.S. treasury bonds and/or U.S. treasury bills during the relevant security period without any further consent of LTC, subject to the applicable terms and conditions of the security documents. Subject to the applicable terms and conditions of the security documents, Meritz shall be obligated to (a) in the event that we are permitted under the Meritz Subscription Agreement to withdraw any Rehypothecated U.S. treasury bonds and/or U.S. treasury bills and requests to do so, return U.S. treasury bonds and/or U.S. treasury bills in the same class and issue and outstanding principal amount as the U.S. treasury bonds and/or U.S. treasury bills subject to withdrawal to the restricted securities account, and (b) return all Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to the restricted securities account upon the earlier of (i) the expiry of the relevant security period or (ii) the occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary of involuntary, or a filing for bankruptcy or similar proceedings in respect of Meritz. In connection with the Meritz Investment, we undertake to ensure the total amount of freely available cash that is not subject to any legal or contractual restrictions as to withdrawal or use (excluding any restriction that is imposed by the foreign exchange rules or policies under applicable law) held by it as of the last date of each fiscal quarter shall be no less than US$175,000,000, in each case as evidenced in the applicable quarterly financial results filed or furnished by us with the SEC pursuant to a Current Report on Form 6-K. For more details, see “Certain Relationships And Related Person Transactions — Certain Business Combination Related Agreements — Meritz Investment.”
We may be required to use a substantial portion of our cash to provide security and, if Meritz exercises its put option, purchase Ordinary Shares held by Meritz. In addition, we may be required to acquire additional cash and/or not deploy a substantial portion of its cash to satisfy the covenant with respect to the minimum required level of freely available cash. The payment of the Put Option Price and the requirement to not withdraw or use freely available cash will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes, which may in turn limit our ability to implement our business strategy. There can be no assurance that we will generate sufficient cash flows from operations or that future financing will be available to us in amounts sufficient to enable us to fund our operations after providing the security interests and making timely payments in respect of Meritz’s investment as described above. In addition, we are subject to the risk that Meritz fails to return all or any of the Rehypothecated U.S. treasury bonds and/or U.S. treasury bills in accordance with the security documents when requested by us in accordance with the security documents. Any such failure would further reduce the funds available to us, which could adversely affect our ability to continue operations.
Risks Relating to Doing Business in China
Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.
A major part of our operations is located in China. The PRC government has significant authority to influence and intervene in the China operations of an offshore holding company, such as LTC, at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally.
The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies. Furthermore, PRC government’s certain administrative measures in regulating (i) our operations and (ii) offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The PRC government has implemented various measures to generate economic growth and strategically allocate resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. Any slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
We may be adversely affected by the complexity, uncertainties and changes in regulations of mainland China on automotive as well as internet-related businesses and companies.
We operate in highly regulated industries. In particular, our vehicle manufacturing is subject to extensive regulations in China, including but not limited to regulations relating to manufacturing passenger vehicles, regulations on compulsory product certification, regulations on intelligent connected vehicles and autonomous driving, regulations on automobile sales, regulations on the recall of defective automobiles, regulation on import and export of goods, regulations on product liability and consumer protection, and regulations relating to battery recycling for electric vehicles, see “Government Regulations — PRC Government Regulations.” Several PRC regulatory authorities, such as the State Administration for Market Regulation, or the SAMR, the NDRC, the MIIT, and the Ministry of Commerce, oversee different aspects of our operations, including but not limited to:
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assessment of vehicle manufacturing enterprises;

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market admission of NEVs;

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compulsory product certification;

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direct sales model;

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product liabilities;

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sales of vehicle;

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environmental protection system; and

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work safety and occupational health requirements.

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products which was promulgated by the MIIT on January 6, 2017, last amended on July 24, 2020 and became effective from September 1, 2020, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the MIIT from time to time based on the development of the NEV industry and relevant standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Moreover, our direct sales model is relatively new and uncommon in the automotive industry, and there can be no assurance that this model will not be subject to further regulations. As we are expanding our sales and distribution network and setting up additional retail stores in China, we cannot assure you that we will be able to complete such filings in a timely manner. If any of our current or future sales subsidiaries or branches fail to make the necessary filings, such sales subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines up to RMB10,000. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry yet. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in a timely manner or at all.
In addition, the PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.
In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Government Regulations — PRC Government Regulations — Regulations on Foreign Investment in China” and “PRC Government Regulations — Regulations on Value-added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.
The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain an approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for our listing, or a rescission of such approval may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
The PRC government has recently sought to exert more oversight over offerings that are conducted overseas or foreign investment in China-based issuers. The Opinions, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. On February 17, 2023, the CSRC promulgated the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the relevant PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated and combined financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC domestic companies and their controlling shareholders and other responsible person. For more details of the Opinions and the Overseas Listing Filing Rules, see “Information about Lotus Tech — PRC Government Regulations — Regulations on Mergers and Acquisitions and Overseas Listing.”
Based on the Notice on the Overseas Listing Filing, and the set of Q&A which are in connection with the release of the Overseas Listing Filing Rules, the CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period until September 30, 2023 will be granted to domestic companies which have already obtained the approval from overseas regulatory authorities or stock exchanges but have not completed the indirect overseas listing prior to the effective date of the Overseas Listing Filing Rules; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with the CSRC according to the requirements. Based on the Overseas Listing Filing Rules, the Notice on the Overseas Listing Filing and the set of Q&A published on the CSRC’s official website, Lotus Tech is required to complete the filing procedures with the CSRC in connection with the Business Combination as required by the Overseas Listing Filing Rules prior to the listing of its securities on Nasdaq. As of the date of this prospectus, Lotus Tech has completed such filing procedures with the CSRC.
Further, according to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. The reporting entity will also be required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter.

In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated, and issue a written notice to the relevant applicant of its determination. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation.
Additionally, the PRC Cybersecurity Law requires companies to implement certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme (“MLPS”), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cybersecurity. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.
On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.
On February 24, 2023, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which came into effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of PRC domestic enterprises, the PRC domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to discharge their confidentiality and archives management responsibilities; (ii) if a PRC domestic enterprise is required to publicly disclose or provide to any securities companies or other securities service providers or overseas regulators or individuals, any materials that contain state secrets or government work secrets (where there is ambiguity or dispute on whether it is state secret or government work secret, a request shall be submitted to the competent government authority for determination), during the course of its overseas offering or listing, the PRC domestic enterprise shall apply for approval from competent authorities and file with the secrecy administrative department at the same level; and (iii) working papers produced in China by securities companies and other securities service institutions, who provide such PRC domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of any such working papers to recipients outside China must be approved following the applicable PRC regulations.
As of the date of this prospectus, Lotus Tech has not been involved in any investigations on cybersecurity review initiated by the CAC and Lotus Tech has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Lotus Tech has submitted a filing with the CSRC with respect to the Business Combination, and on February 8, 2024, the CSRC has concluded the filing procedures and published the filing results on the CSRC website. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect mainland China laws and regulations, Lotus Tech believes that, as of the date of this prospectus, the Overseas Listing Filing Rules does not apply to this offering. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, a cybersecurity review and the approval from or filing with the CSRC, the CAC, or other government authorities may be required in connection with this offering.
If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) Lotus inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for Lotus to obtain any permission, review or filing in the future, Lotus may have to expend significant time and costs to comply with these requirements. If Lotus is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and Lotus Tech’s ability to conduct its business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, Lotus Tech’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of LTC’s securities may significantly decline.
The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our securities may be prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.
Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland

China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.. A prohibition of being able to trade in the U.S. would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of laws and regulations of mainland China have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 which came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered, and SAMR clearance is required to be obtained before completion of such transactions. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by NDRC and the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the Ministry of Commerce or other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules.
On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint

Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law and its Implementation Rules are relatively new, substantial uncertainties exist with respect to their interpretations and implementations.
The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. Except for value-added telecommunications business activities presently conducted by Wuhan Quanqing Information Technology Co., Ltd., none of our other PRC subsidiaries or affiliates are currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List. It is uncertain whether any of our business operations will be subject to foreign investment restrictions or prohibitions set forth in any subsequent or future “negative list.” If any part of our business operations falls within the scope of the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandates further actions, such as market entry clearance granted by the Ministry of Commerce, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. We cannot assure you that the relevant governmental authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.
Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China primarily through our PRC subsidiaries. We may make additional capital contributions or loans to our PRC subsidiaries, which are treated as foreign invested enterprises under laws of mainland China. Any loans by us to our PRC subsidiaries are subject to regulations and foreign exchange loan registrations in mainland China. For example, with respect to the registration, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the relatively new foreign debt mechanism, the risk-weighted outstanding amount of loans shall not exceed 200% of the net asset of the relevant PRC subsidiaries. We may also finance our PRC subsidiaries by means of capital contributions. These capital contributions must be registered with the SAMR or its local counterparts, and shall be concurrently reported to the Ministry of Commerce through its information reporting and submission system.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on December 30, 2019, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its RMB registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that RMB converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such RMB fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.
Under laws and regulations of mainland China, we are permitted to utilize the proceeds from the Business Combination or our listing to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations of mainland China may significantly limit our ability to use RMB converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of mainland China permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reached 50% of its registered capital. For a detailed discussion of applicable regulations of mainland China governing distribution of dividends, see “Government Regulations — PRC Government Regulations — Regulation on Dividend Distribution.”
Additionally, if our PRC subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.
Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.
We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.
Furthermore, the legal system of mainland China is based in part on government policies, some of which are not published or not published on a timely basis, and can change quickly with little advance notice. As a result, we may not be aware of our potential violation of such policies and rules.
PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. Such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.
China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our profitability and results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.
Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurances including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident funds to the extent required by law.
As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes, government investigations, and imposition of sanctions. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in China, and a substantial portion of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations.
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.
Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Moreover, certain monetary amounts described in this prospectus have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Government Regulations — PRC Government Regulations — Regulations on Foreign Exchange.”
Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive a portion of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholder.
Regulations of mainland China relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of mainland China.
SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Government Regulations — PRC Government Regulations — Regulations on Foreign Exchange — Offshore Investment by PRC Residents.”
If our direct or indirect stakeholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions.
However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain, and update any applicable registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
Any failure to comply with regulations of mainland China regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Government Regulations —  PRC Government Regulations — Regulations on Employment and Social Welfare — Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the U.S.. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under laws of mainland China.
Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.
Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. In 2021 and 2022, we recorded government grants of US$490.7 million and US$55.8 million, respectively. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time, or require us to repay part or all of the financial subsidies we previously received. The discontinuation, reduction, or repayment of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.
We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-PRC resident enterprises. In addition, non-PRC resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Government Regulations —  PRC Government Regulations — Regulations on Taxation.”
In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
In February 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-PRC resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-PRC resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-PRC resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under laws of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.
Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative acts in a manner contrary to the interests of any of our PRC subsidiaries, or obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the legal representative and acts in good faith.
Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.
Under laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which have not completed the registration of the ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right exists over certain leased properties before such properties are leased to some of our PRC subsidiaries. In addition, some registered addresses of PRC subsidiaries are inconsistent with the actual operating addresses, and since the ownership certificates of certain leased properties have not been provided to us by the relevant lessors, we cannot make sure whether the actual uses of such lands leased to some of our PRC subsidiaries are inconsistent with the planned use indicated on the ownership certificates of such lands. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.
We are subject to regulations of mainland China regarding cybersecurity, privacy, data protection and information security. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, confiscation of illegal gains, revocation of business permits or licenses, or otherwise harm our business and results of operations.
Our operations in China are subject to a variety of laws and regulations of mainland China covering cybersecurity, privacy, data protection and information security and the PRC governmental authorities have recently heightened their supervision on the protection of data security by initiating investigations on certain PRC companies regarding their cybersecurity and use of personal information and data, and enacted and implemented laws and regulations and proposed additional regulatory agenda concerning data protection and privacy, under which internet service providers and other network operators are required to, amongst others, clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent, to establish user information protection systems with appropriate remedial measures and to address national security concerns. For a comprehensive discussion on the aforementioned laws and regulations, see “Government Regulations —  PRC Government Regulations — Regulations on Cyber Security and Privacy Protection.”
We expect that PRC operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are closely monitoring the development in the regulatory landscape and we are constantly in the process of evaluating the potential impact of the PRC Cybersecurity Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations on our current business practices. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, our business, financial condition and results of operations may be adversely affected.
As of the date of this prospectus, we had not been informed that we are a critical information infrastructure operator or a “data handler” carrying out data processing activities that affect or may affect national security by any governmental authorities, and it is uncertain whether we would be categorized as such under laws of mainland China. As of the date of this prospectus, we had not been involved in any investigations on cybersecurity review made by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to accomplish any review (including the cybersecurity review), obtain any approval, complete any procedures, or comply with any other requirements applicable to us in a timely manner, or at all, if we are subject to the same. In the event of non-compliance, we may be subject to government investigations and enforcement actions, fines, penalties, and suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.
We are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the PRC Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.
Risks Relating to Intellectual Property and Legal Proceedings
We may need to defend ourselves against intellectual property right infringement, misappropriation, or other claims, which may be time-consuming and would cause us to incur substantial costs.
Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement, misappropriation, or other violation of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, software, or technologies could be found to infringe upon, misappropriate or otherwise violate existing intellectual property rights. If we are determined to have infringed upon, misappropriated or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:
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cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;

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pay substantial damages;

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seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

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redesign our products; or

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establish and maintain alternative branding for our products and services.

We may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we are able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us and could require us to pay significant royalties and other fees. In the event of a successful claim of infringement, misappropriation or other violation of intellectual property rights against us and our subsequent failure or inability to obtain a license for such technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, parties making such claims may also obtain an injunction that can prevent us from selling our products or using technology that contains contents that allegedly violate their intellectual property rights. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, patents, copyrights, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our proprietary rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.
Implementation and enforcement of laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the U.S. or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
We may not be able to adequately obtain or maintain our proprietary and intellectual property rights in our data or technology.
We cannot guarantee our employees, consultants, or other parties will comply with confidentiality, non-disclosure, or invention assignment agreements or that such agreements will otherwise be effective in controlling access to and distribution of our products and services, or certain aspects of our products and services, and proprietary information. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, claims alleging that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. We rely on work-for-hire provisions to effectuate our ownership of intellectual property created by our employees; however, certain types of intellectual property could require separate documentation to validly assign ownership to us.
As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.
As of September 30, 2023, we had 287 registered patents and 591 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc. We also had 265 registered trademarks, registered copyrights to 27 software programs, and 93 registered domain names as of September 30, 2023. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Our success depends in part on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property. The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition, and results of operations.
In addition to patented technologies, we rely on our unpatented proprietary technologies, trade secrets, processes, and know-how.
We rely on proprietary information, such as trade secrets, know-how, and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with every party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed, whether lawfully or otherwise, to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, operating results, and financial condition.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which would harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.

Furthermore, others may independently discover our trade secrets and proprietary information. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing, misappropriating, or violating other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in the markets of interest. During trademark registration proceedings, we may receive rejections of our applications. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Some trademarks in the “Lotus” brand which are used elsewhere in the world are not registered in China. If we inadvertently use these trademarks in China, we might be subject to litigation or claims, which could result in substantial costs, negative publicity, and diversion of resources and management attention.
We may not be able to obtain, protect or enforce our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, misappropriation, dilution, or other claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Our efforts to obtain, enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and prospects.
We depend on information technology to conduct our business. Any significant disruptions to our information technology systems or facilities, or those of third parties with which we do business, such as disruptions caused by cyber-attacks, could adversely impact our business.
Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology systems and facilities, both internally and externally. We rely on these systems to, among other things, make a variety of day-to-day business decisions as well as to record and process transactions, billings, payments, inventory, and other data, in many currencies, on a daily basis, and across numerous and diverse markets and jurisdictions. Our systems, as well as those of our customers, suppliers, partners, and service providers, also contain sensitive confidential information or intellectual property and are susceptible to interruptions, including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters, which may be prolonged or go undetected. Cyber-attacks, both domestically and abroad, are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect. Although we have and continue to take precautions to prevent, detect, and mitigate such events, a significant or large-scale interruption of our information technology systems or facilities could adversely affect our ability to manage and keep our operations running efficiently and effectively, and could result in significant costs, fines or litigation. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. While we strive to maintain reasonable preventative and data security controls, it is not possible to prevent all cybersecurity threats to our information technology systems and information and those of our third-party service providers, over which we exert less control. An incident that results in a wider or sustained disruption to our business or products could have a material adverse effect on our business, financial condition, and results of operations.
Additionally, certain of our products contain complex information technology systems designed to support today’s increasingly connected vehicles, and could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, as we transition to offering more cloud-based solutions which are dependent on the Internet or other networks to operate, we may increasingly be the target of cyber threats, including computer viruses or breaches due to misconduct of employees, contractors, or others who have access to our networks and systems, or those of third parties with which we do business. Although we have designed and implemented security measures to prevent and detect such unauthorized access or cyber threats from occurring, we cannot assure you that vulnerabilities will not be identified in the future, or that our security efforts will be successful. Any unauthorized access to our components could adversely affect our brand and harm our business, prospects, financial condition, and operating results. Further, maintaining and updating these systems may require significant costs and often involves implementation, integration, and security risks, including risks that we may not adequately anticipate the market or technological trends or that we may experience unexpected challenges that could cause financial, reputational, and operational harm. However, failing to properly respond to and invest in information technology advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory or other requirements.
To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. While we continuously seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, we cannot assure you that such measures will prevent interruptions or security breaches that could adversely affect our business.
We use open source software, which may pose particular risks to our proprietary software and source code. We may face claims from open source licensors claiming ownership of, or demanding the release of, the intellectual property that we developed using or derived from such open source software.
We use open source software in our proprietary software and will use open source software in the future. Companies that incorporate open source software into their proprietary software and products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our software, that our developers have not incorporated open source software into our proprietary software, or that they will not do so in the future. In addition, companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open source software were to allege that we have not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our proprietary software. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms.
As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our proprietary software, discontinue making our proprietary software available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.
Risks Relating to Our Securities
If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, the price for our ADSs and the trading volume could decline significantly.
The trading market for our ADSs will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our ADSs could decrease, which might cause the price for our ADSs and the trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity for our ADSs and Warrants could be negatively impacted.
Future resales of our securities by our securityholders may cause the market price of the our securities to drop significantly, even if our business is doing well.
Subject to the lock-up restrictions described in this prospectus under the section titled “Plan of Distribution,” the Selling Securityholders can sell, under this prospectus, up to (i) 680,957,495 Ordinary Shares constituting (on a post-exercise basis) approximately 99.2% of the total issued and outstanding Ordinary Shares (assuming the exercise of all outstanding Warrants), and (ii) 5,486,784 Warrants, representing approximately 36.5% of our outstanding Warrants, as of the date of this prospectus. Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. Despite such a decline in the public trading price, certain Selling Securityholders may still experience a positive rate of return on the Registered Securities due to the lower price at which they acquired the Registered Securities compared to other public investors and may be incentivized to sell the Ordinary Shares or Warrants when others are not. For example, based on the closing price of the ADSs and Warrants as referenced above, the LCAA Founder Shareholders may experience a potential profit of up to US$11.3 per share, holders of the Legacy Shares may experience a potential profit up to US$10.7 per share; the PIPE Investors may experience a potential profit on the PIPE Shares if the price of the Ordinary Shares exceeds US$10.00 per share; the CB Investors may experience a potential profit on the CB Shares if the price of the Ordinary Shares exceeds US$10.00 per share; and the Sponsor may experience a potential profit on the Sponsor Warrants if the price of the Ordinary Shares exceeds US$11.50 per share. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price
A market for our ADSs may not develop, which would adversely affect the liquidity and price of our ADSs.
An active trading market for our ADSs may never develop or, if developed, may not be sustained. You may be unable to sell your ADSs unless a market can be established and sustained.
The trading prices of our ADSs and Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:
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actual or anticipated fluctuations in our financial condition or results of operations;

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variance in our financial performance from expectations of securities analysts;

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changes in our projected operating and financial results;

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changes in laws and regulations affecting our business, our customers, suppliers, or our industry;

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announcements of new services and expansions by us or our competitors;

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our ability to continue to innovate and bring products to market in a timely manner;

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our involvement in actual or potential litigation or regulatory investigations;

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negative publicity about us, our products or our industry;

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changes in our senior management or key personnel;

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announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

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sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;

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general economic, political, regulatory, industry, and market conditions;

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natural disasters or major catastrophic events; and

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other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

These and other factors may cause the market price and demand for our ADSs and Warrants to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ADSs and Warrants. Fluctuations may be even more pronounced in the trading market for our ADSs or Warrants shortly following the Business Combination. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our ADSs and Warrants, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.
We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We also intend to raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per ADS value of our ADSs to decline.
Holders of our ADSs may not have the same voting rights as our registered shareholders and might not receive voting materials in time to be able to exercise their right to vote.
Except as described in this prospectus and in the deposit agreement, holders of the our ADSs will not be able to exercise voting rights attaching to the underlying Ordinary Shares evidenced by the ADSs on an individual basis. Under the deposit agreement, holders of our ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary will vote the underlying Ordinary Shares in accordance with these instructions. Holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Ordinary Shares unless they withdraw the underlying Ordinary Shares. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.
The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and holders of our ADSs may not be able to exercise rights to direct how the Ordinary Shares represented by our ADSs are voted.
A holder of the our ADSs may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of our ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying Ordinary Shares in accordance with these instructions. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the Ordinary Shares underlying the our ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary will not vote on any matter for which voting is conducted on a show of hands basis in accordance with our then effective memorandum and articles of association and will not have an obligation to demand voting on a poll basis. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if their equity shares are not voted as requested.
We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.
We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting our ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and/or other governmental charges, delivery and other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to ADS holders, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Ordinary Shares, but will have no right to any compensation whatsoever.
Holders of our ADSs may be subject to limitations on transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.
Holders of our ADSs might not receive distributions on our equity shares, or any value for them at all, if it is unlawful or impracticable for us to make them available to such holders.
The depositary of the our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for the our ADSs receives on Ordinary Shares or other deposited securities after deducting its fees and expenses in accordance with the deposit agreement. Holders of our ADSs will receive these distributions in proportion to the number of the underlying Ordinary Shares that their ADSs represent. However, the depositary is not responsible if it is unlawful or impracticable to make a distribution available to any holders of our ADSs. For example, it would be unlawful to make a distribution to a holder of our ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of our ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of the our ADSs, equity shares, rights or anything else to holders of the our ADSs. This means that holders of our ADSs might not receive the distributions that we make on our Ordinary Shares or any value for them at all if it is unlawful or impracticable for us to make them available to you.
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.
The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts. See “Description of American Depositary Shares” for more information.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.
The Warrants will become exercisable for Ordinary Shares in the form of ADSs, which would increase the number of shares eligible for future resale in the public market and result in dilution to shareholders.
Warrants to purchase an aggregate of 15,037,030 Ordinary Shares in the form of ADSs will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. The Warrants are exercisable 30 days after the completion of the Business Combination. The exercise price of the Warrants is US$11.50 per share, subject to adjustment. To the extent such Warrants are exercised, additional Ordinary Shares in the form of ADSs will be issued, which will result in dilution to the existing holders of Ordinary Shares or ADSs and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such ADSs in the public market or the fact that such Warrants may be exercised could adversely affect the market price of ADSs However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.
We may redeem your unexpired Warrants held by holders other than the Sponsor or its permitted transferees prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.
We may redeem Public Warrants prior to their exercise at a time that is disadvantageous to the holders of such Warrants, thereby making such warrants worthless. More specifically:
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we will have the ability to redeem outstanding Warrants (except as described herein with respect to the private placement warrants) at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds US$18.00 per share (subject to adjustment) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met.

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we will also have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.10 per warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds US$10.00 per share (subject to adjustment) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If the last reported sales price of Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than US$18.00 per share (subject to adjustment), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding Public warrants, as described above. In each case, we may only call the Warrants for redemption upon a minimum of 30 days’ prior notice of redemption.

Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.
The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with us in connection with such warrants.
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
The choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Many members of our management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.
We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.
We qualify as an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of LTC shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.
As a result, our shareholders may not have access to certain information they deem important or at the same time if we were a non-foreign private issuer. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market and price for our ADSs may be more volatile.
We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, if you hold our securities, you may receive less or different information about us than that you would receive about a U.S. domestic public company.
We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the U.S. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the Nasdaq corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
We are an exempted company incorporated in the Cayman Islands, and listed on Nasdaq as a foreign private issuer. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.
We are a “controlled company” as defined under the Nasdaq rules because Mr. Shufu Li owns more than 50% of our total voting power as of the date of this prospectus. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules.
As a foreign private issuer and a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). We intend to rely on all of the foregoing exemptions available to foreign private issuers and “controlled company.”
As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct a substantial portion of our operations, and a majority of our directors and executive officers reside, outside of the U.S.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and conduct a majority of our operations through our subsidiaries in China. A substantial portion of our assets are located outside the U.S. A majority of our officers and directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers, or to enforce judgments obtained in the U.S. courts against our directors or officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities and Agent for Service of Process in the U.S.”
Our corporate affairs are governed by our memorandum and articles of association, as amend from time to time, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws than the U.S. and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.
It is not expected that we will pay dividends in the foreseeable future.
It is expected that we will retain most, if not all, of its available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Our board of directors has discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, you may need to rely on sales of our ADSs after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that the our ADSs will appreciate in value or that the market price of the our ADSs will not decline.
Risks Relating to Taxation
There can be no assurance that we will not be treated as a passive foreign investment company (“PFIC”) for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If we are a PFIC for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) holds our ADSs or Warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. A non-U.S. corporation will generally be a PFIC for U.S. federal income tax purposes if, in any taxable year, either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.
Based on our assets and income, we do not expect to be treated as a PFIC for the current taxable year ending December 31, 2024 or foreseeable future taxable years. However, the facts on which any determination of PFIC status are based are not known until the close of each taxable year in question. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations of LTC and LCAA and is provided to aid you in your analysis of the financial aspects of the Business Combination and the consummation of the Merger Financing, which are collectively referred to as the “Transactions.”
LCAA was incorporated as a Cayman Islands exempted company on January 5, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses or entities. On March 10, 2021, the registration statement LCAA’s IPO was declared effective on March 10, 2021. On March 15, 2021, LCAA consummated its IPO of 25,000,000 units at US$10.00 per Unit, generating gross proceeds of US$250,000 thousand which is held in the Trust Account. As of June 30, 2023, the amount held in Trust Account subject to possible redemption was US$227,334 thousand. In connection with the business combination, holders of 20,518,519 LCAA Public Shares exercised their right to redeem their shares for cash at a redemption price of US$10.86 per share, for an aggregate redemption amount of US$222,827 thousand.
LTC is not an operating company but a Cayman Islands holding company. LTC conducts its operations through its subsidiaries in China and Europe, and for the periods ended prior to the Restructuring, also through Wuhan Lotus E-Commerce Co., Ltd., the former variable interest entity (“VIE”) and its subsidiaries based in mainland China.
Historically, LTC relied on contractual arrangements among Wuhan Lotus Technology Co., Ltd. (the “WFOE”), Wuhan Lotus E-commerce Co., Ltd., the former VIE and its nominee shareholders to direct the business operations of the former VIE and VIE’s subsidiaries. As a result, for the periods ended prior to the Restructuring, the former VIE’s financial results are consolidated in Lotus Tech’s combined and consolidated financial statements under the U.S. GAAP for accounting purposes.
During the six months period ended June 30, 2023, the Group has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, the WFOE, the former VIE and nominee equity holders of the former VIE entered into a series of agreements (“VIE Restructuring Agreements”), pursuant to which, i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. (“Sanya Lotus”) and Hangzhou Lotus Technology Service Co., Ltd. (“Hangzhou Lotus”), subsidiaries of the former VIE, in February 2023; ii) all the former VIE’s assets and liabilities (excluding ICP license), business contracts, intellectual properties and employees were transferred to a subsidiary of WFOE at nil consideration; iii) the VIE Arrangements were terminated on June 30, 2023. As of the date of this prospectus, LTC’s operations in mainland China are conducted by its mainland China subsidiaries and LTC does not have any VIE structure. LTC believes that the Restructuring will not have any material impact on its operations and financial results.
The unaudited pro forma condensed combined financial statements are based on the LCAA historical financial statements and LTC historical financial statements as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on June 30, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 give effect to the Transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using, and should be read in conjunction with, the following:
•
LCAA’s unaudited condensed balance sheet as of June 30, 2023 and the related notes which are not included in this prospectus; and

•
LTC’s unaudited condensed consolidated balance sheet as of June 30, 2023 and the related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 have been prepared using, and should be read in conjunction with, the following:
•
LCAA’s unaudited condensed statements of operations for the six months ended June 30, 2023 which are not included in this prospectus and audited statements of operations for the year ended December 31, 2022 and the related notes included elsewhere in this prospectus; and

•
LTC’s unaudited condensed consolidated statements of operations for the six months ended June 30, 2023 and audited consolidated statements of operations for the year ended December 31, 2022 and the related notes included elsewhere in this prospectus.

Description of the Business Combination
On January 31, 2023, LCAA, LTC, Merger Sub 1 and Merger Sub 2 entered into the Agreement and Plan of Merger (the “Original Merger Agreement”). On October 11, 2023, the parties to the Original Merger Agreement entered into the First Amended and Restated Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) to amend and restate the Original Merger Agreement in its entirety to provide that, among other things, each applicable LCAA Public Shareholder immediately prior to the First Effective Time shall receive the equivalent number of LTC Ordinary Shares in the form of LTC ADSs in the First Merger. Pursuant to the Merger Agreement, among other things, (i) Merger Sub 1 will merge with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly-owned subsidiary of the Company (the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Company.
Pursuant to the Merger Agreement, on the Closing Date and immediately prior to the First Effective Time, the following actions shall take place or be effected (in the order set forth hereinafter): (i) each preferred share of LTC that is issued and outstanding immediately prior to such time shall be converted into one LTC Ordinary Share on a one-for-one basis, by re-designation and re-classification, in accordance with the LTC Articles, (ii) the Amended LTC Articles shall be adopted and become effective; (iii) immediately following the Preferred Share Conversion but immediately prior to the Recapitalization, 500,000,000 authorized but unissued ordinary shares of LTC shall be re-designated as shares of a par value of US$0.00001 each of such class or classes (however designated) as the LTC Board may determine in accordance with the Amended LTC Articles, such that the authorized share capital of LTC shall be US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, consisting of 4,500,000,000ordinary shares of a par value of US$0.00001 each, and 500,000,000 shares of a par value of US$0.00001each of such class or classes (however designated) as the LTC Board may determine in accordance with the Amended LTC Articles; (iv) immediately following the Re-designation and prior to the First Effective Time, each issued LTC Ordinary Share shall be recapitalized by way of a repurchase in exchange for the issuance of such number of LTC Ordinary Shares equal to the Recapitalization Factor (i.e., one such LTC Ordinary Share multiplied by the Recapitalization Factor), such that each LTC Ordinary Share will have a value of US$10.00 per share after giving effect to the Recapitalization; and (v) each of the issued and outstanding LTC Options shall be adjusted to give effect to the foregoing.

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each LCAA Class B Ordinary Shares will be automatically converted into one LCAA Class A Ordinary Shares in accordance with the LCAA Articles, and each LCAA Class B Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled, and each former holder of LCAA Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares, (ii) at the First Effective Time, each Unit issued by LCAA in its IPO or the exercise of the underwriter’s overallotment option, each consisting of one LCAA Class A Ordinary Share and one-third of an LCAA Warrant issued by LCAA to acquire LCAA Class A Ordinary Share, outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one LCAA Class A Ordinary Share and one-third of an LCAA Warrant in accordance with the terms of the applicable Unit; provided that no fractional LCAA Warrant will be issued in connection with the Unit Separation such that if a holder of Units would be entitled to receive a fractional LCAA Warrant upon the Unit Separation, the number of LCAA Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of LCAA Warrants, (iii) immediately following the Unit Separation, each LCAA Class A Ordinary Share(which, for the avoidance of doubt, includes the LCAA Class A Ordinary Shares (A) issued in connection with the LCAA Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than any LCAA Shares that are owned by LCAA as treasury shares, any Redeeming LCAA Shares, Dissenting LCAA Shares or any LCAA Shares held by the Founder Shareholders) shall automatically be cancelled and cease to exist in exchange for the right to receive one LTC ADS, and each LCAA Share issued and outstanding immediately prior to the First Effective Time held by the Founder Shareholders shall automatically be cancelled and cease to exist in exchange for the right to receive one LTC Ordinary Share. As of the First Effective Time, each LCAA shareholder shall cease to have any other rights in and to such LCAA Shares, except as expressly provided in the Merger Agreement, (iv) each LCAA Warrant (which, for the avoidance of doubt, includes the LCAA Warrants held as a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to LCAA Public Shares and be assumed by LTC and converted into an LTC Warrant. Each LTC Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such LCAA Warrant immediately prior to the First Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.
In addition, pursuant to the Merger Agreement, (i) at the First Effective Time, each ordinary share, par value US$0.00001 per share, of Merger Sub 1, that is issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1 and shall not be affected by the First Merger, and (ii) at the Second Effective Time, each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor, and each ordinary share, par value $0.00001 per share, of Merger Sub 2 immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LCAA, the Sponsor, certain shareholders of LCAA (together with the Sponsor, collectively, the “Founder Shareholders”) and LTC entered into the Sponsor Support Agreement, which was amended by the parties thereto on November 13, 2023. The original Sponsor Support Agreement also provided that some of the LCAA Class B Ordinary Shares held by the Sponsor as of the date of the Sponsor Support Agreement will be subject to forfeiture and earn-out restrictions pursuant to the Sponsor Support Agreement. Specifically, 20% of the LCAA Class B Ordinary Shares held by the Sponsor will be forfeited unless certain affiliates of the Sponsor as may be approved by LTC from time to time participate in the PIPE Financing, and another 10% of the LCAA Class B Ordinary Shares held by the Sponsor will remain unvested at the Closing and become vested upon the commencement or official announcement of the first business collaborations facilitated by the Sponsor or the Sponsor’s affiliates between LTC or its applicable affiliates, on the one hand, and any Cooperating Entity, on the other hand (the “Business Collaboration”). In connection with LCAA’s designation of Anish Melwani to serve as a director on the LTC Board post-Closing, the parties agreed that a Business Collaboration would occur upon the effectiveness of such appointment and as a result 10% of the LCAA Class B Ordinary Shares held by the Sponsor will become vested immediately following the Closing.

On November 13, 2023, SPAC, the Founder Shareholders and the Company entered into an Amendment to Sponsor Support Agreement, which reflects the deletion of the provisions on forfeiture of 20% of the Sponsor Shares in connection with the Sponsor’s affiliates’ participation in the PIPE Financing(and related covenant and lock-up release mechanism) and provides that, in addition to the 10% of the Sponsor Shares which are subject to the earn-out arrangement described above, all or a portion of (as reasonably determined by the Company in good faith) an additional 20% of the Sponsor Shares will remain unvested at the Closing and become vested upon each occurrence of (a) the commencement or official announcement of any additional Business Collaboration, or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen (18) months of the Closing.
Unless otherwise specified, the voting and economic interests of the combined company’s shareholders set forth in this prospectus assume, 1) the applicable conditions specified in the Sponsor Support Agreement relating to the earn-out of certain Sponsor Shares are satisfied immediately following the Closing, and as a result, all Sponsor Shares subject to earn-out are vested and no longer subject to any earnout arrangement immediately following the Closing, and 2) no Sponsor shares are transferred by the Sponsor as consideration to induce LCAA Shareholders to waive its redemption rights.
The following summarizes the unaudited pro forma the Ordinary Shares outstanding upon the Closing:
	Pro Forma Shares outstanding
	Ownership in shares	Ownership %
LCAA Ordinary Shareholders (including the founder)(A)	8,427,821	1.2%
Merger Financing Investors	38,283,370	5.7%
The holder of exchangeable notes(B)	36,597,038	5.4%
LTC Ordinary Shareholders(C)	542,850,129	80.2%
Momenta Convertible Note(D)	577,456	0.1%
Meritz(E)	50,000,000	7.4%
Total shares	676,735,814	100.0%

(A)
Includes 20% of Sponsor Shares subject to the earn-out provisions under the Sponsor Support Agreement.

(B)
Reflects the aggregate of 36,597,038 LTC Ordinary Shares to be issued to WFOE Exchangeable Notes Holder at US$10.00 per share following the settlement of the current LTC exchangeable notes with fair value of US$346,115 thousand and subsequent issuing additional notes with value of US$22,297 thousand.

(C)
Excludes 7,149,865 LTC Ordinary Shares that will be issuable upon the exercise of LTC Options issued and outstanding as of January 31, 2024, calculated after taking into account the Recapitalization and using the treasury stock method of accounting. The LTC Options are granted under the 2022 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares of LTC that may be issued under the 2022 Share Inventive Plan is 51,550,661, calculated after taking into account the Recapitalization. Also excludes any new LTC Ordinary Shares that will be issued to certain existing LTC shareholders in connection with the PIPE Financing and restructuring of existing investments in LTC.

(D)
Represents the Momenta Note in the principal amount of US$11,297 thousand issued by LTC on May 30, 2023. The Momenta Note was automatically converted into fully paid and non-assessable LTC Ordinary Shares upon the Closing, if the Closing occurs on or prior to the Maturity Date, at a conversion price equal to US$10.00. In addition, each of LTC and Momenta has a voluntary redemption right to partially redeem US$5,648 thousand of the Momenta Note at any time during the period beginning from July 1,2023 and ending on the date on which the Momenta Note has been fully converted into LTC Ordinary Shares. On November 11,2023, LTC exercised such voluntary redemption right and subsequently made a payment of the Partial Redemption Price to Momenta. LTC issued to Momenta a new convertible note for the remaining balance of US$5,648 thousand.

(E)
Represents 50,000,000 LTC Ordinary Shares that will be issued to Meritz pursuant to the Meritz Subscription Agreement. Pursuant to the Meritz Subscription Agreement, among other things, Meritz will have a put option to sell all or part of the Meritz Subscription Shares to LTC at a price equal to the Agreed Return. Subject to and prior to the closing of the Meritz Investment, LTC shall deposit certain U.S. treasury bonds and/or U.S. treasury bills in an aggregate amount of US$500,000 thousand in a restricted securities account, to secure its put option obligations and certain other obligations under the Meritz Subscription Agreement. See “Agreements Entered into in Connection with the Business Combination — Meritz Investment” for additional details.

The table below shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the Closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all LCAA Warrants, which are exercisable for one share of LCAA Public Shares at a price of US$11.50 per share. The following table illustrates estimated ownership levels in the Combined Company based on the actual redemptions by the Public Shareholders with all possible sources of dilution and the following assumptions:
	Pro Forma Shares outstanding
	Ownership in shares	Ownership %
LCAA Ordinary Shareholders (including the founder)	8,427,821	1.2%
Merger Financing Investors	38,283,370	5.5%
The holder of exchangeable notes	36,597,038	5.1%
Meritz	50,000,000	7.2%
LTC Ordinary Shareholders	542,850,129	77.7%
Shares underlying Public Warrants	9,550,246	1.4%
Shares underlying Private Warrants	5,486,784	0.8%
Momenta Convertible Note	577,456	0.1%
Shares initially reserved for issuance under the Incentive Plan(A)	7,149,865	1.0%
Total shares	698,922,709	100.0%

(A)
Represents the LTC Ordinary Shares that will be issuable upon the exercise of LTC Options issued and outstanding as of January 31, 2024, calculated after taking into account the Recapitalization and using the treasury stock method of accounting.

Accounting for the Business Combination
LTC has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the merger was to assist LTC with the refinancing and recapitalization of its business. LTC is the larger of the two entities and is the operating company within the combining companies. LTC will have control of the board of the directors of the combined companies as it will hold a majority of the seats on the board of directors with LCAA only taking one seat on the board of directors after the Mergers. LTC’s senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing LTC’s shareholders.
As LTC was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of LCAA is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of LTC issuing shares and warrants for the net monetary assets of LCAA.

UNAUDITED PRO FORMA CONEDSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2023
(All amounts in thousands, except for share and per share data)
	(1) LCAA				(2) LTC	Actual Redemptions
	(Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)	(Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets:
Current assets:
Cash	$5	$—		$5	$548,286	$361,327	(A)	$881,840
						236,566	(B)
						(222,827)	(J)
						(14,272)	(E)
						(36,925)	(F)
						22,297	(G)
						(6,969)	(H)
						—
						(5,648)	(M)
Restricted cash	—	—		—	180,049	—		180,049
Marketable securities held in collateral account	—	—		—	—	175,000	(N)	175,000
Accounts receivable – related parties.	—	—		—	13,575	—		13,575
Inventories	—	—		—	125,634	—		125,634
Prepayments and other current assets – third parties	119	—		119	25,935	—		26,054
Prepayments and other current asset – related party	—	—		—	13,911	—		13,911
Total current assets	124	—		124	907,390	508,549		1,416,063
Non-current assets:
Restricted cash	—	—		—	692	—		692
Marketable securities held in collateral account	—	—		—	—	325,000	(N)	325,000
Investment securities – related parties	—	—		—	7,326	—		7,326
Property, equipment and software, net	—	—		—	294,571	—		294,571
Intangible assets	—	—		—	116,352	—		116,352
Operating lease right-of-use asset	—	—		—	162,669	—		162,669
Other non-current assets – third parties	—	—		—	103,624	—		103,624
Other non-current assets – related parties	—	—		—	2,542			2,542
Marketable securities held in Trust Account	227,334	2,310	(a)	236,566	—	(236,566)	(B)	—
		6,922	(b)
		—
Total non-current assets	227,334	9,232		236,566	687,776	88,434		1,012,776
Total Assets	$227,458	$9,232		$236,690	$1,595,166	$596,983		$2,428,839
Liabilities, Mezzanine equity and Shareholders’ equity (deficit)
Current liabilities:
Accounts payable – third parties	$—	$—		$—	$3,549	$—		$3,549
Accounts payable – related parties	—	—		—	152,725	—		152,725
Accrued expenses and other current liabilities -third parties	4,106	—		4,106	275,569	(4,055)	(E)	263,039
						(2,074)	(F)
						(10,507)	(A)
Accrued expenses and other current liabilities – related parties	—	—		—	228,390	—		228,390
Short-term borrowings – third parties	—	—		—	380,841	—		380,841
Contract liabilities – third parties	—			—	29,875	—		29,875
Due to related party	4,659	2,310	(a)	6,969	—	(6,969)	(H)	—
Operating lease liabilities – third parties	—	—		—	17,022	—		17,022
Exchangeable Notes	—	—		—	346,115	(346,115)	(G)	—
Mandatorily redeemable noncontrolling interest	—	—		—	—	—		—
Convertible notes					22,415	(11,118)	(A)	—
	—	—		—	—	(11,297)	(M)	—
Total current liabilities	8,765	2,310		11,075	1,456,501	(392,135)		1,075,441
Non-current liabilities
Contract liabilities – third parties	—	—		—	3,592			3,592
Operating lease liabilities – third parties	—	—		—	92,129	—		92,129
Put option liabilities	—	—		—	6,069	134,644	(N)	140,713

	(1) LCAA				(2) LTC	Actual Redemptions
	(Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)	(Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Convertible notes	—	—		—	77,364	—		77,364
Exchangeable Notes – non-current	—	—		—	72,628	—		72,628
Deferred tax liabilities	—	—		—	373	—		373
Deferred income	—	—		—	262,948	—		262,948
Deferred underwriters’ marketing fees	7,957	—		7,957	—	(7,957)	(C)	—
Warrant liability	4,245	—		4,245	—	—		4,245
Other non-current liabilities – third parties	—	—		—	31,636	—		31,636
Other non-current liabilities – related parties	—	—		—	1,710	—		1,710
Total non-current liabilities	12,202	—		12,202	548,449	126,687		687,338
Total Liabilities	20,967	2,310		23,277	2,004,950	(265,448)		1,762,779
Commitments and Contingencies
Class A ordinary shares subject to possible redemption	227,334	2,310	(a)	236,566	—	(236,566)	(J)	—
Ordinary shares subject to possible redemption	—	6,922	(b)	—	—			—
Series Pre-A redeemable Convertible preferred Shares	—	—		—	177,329	(177,329)	(I)	—
Series A redeemable Convertible Preferred Shares	—	—		—	191,338	(191,338)	(I)	—
Shareholders’ Equity (Deficit)
Preferred shares	—	—		—	—	—		—
Ordinary shares	1	—		1	21	—	(A)	6
						(16)	(I)
						—	(J)
						—	(G)
						—	(M)
						1	(N)
Additional paid-in capital	—	—		—	371,173	382,835	(A)	1,841,867
						7,621	(C)
						(23,154)	(D)
						(34,851)	(F)
						367,092	(G)
						368,683	(I)
						13,739	(J)
						2,290	(K)
						15,435	(L)
						5,650	(M)
						365,355	(N)
Receivable from shareholders	—	—		—	—	—		—
Accumulated other comprehensive income	—	—		—	50,521	(16,050)	(G)	34,452
						(1)	(M)
						(18)	(A)
Accumulated deficit	(20,844)	(2,310)	(a)	(23,154)	(1,193,935)	23,154	(D)	(1,204,034)
						336	(C)
						(10,217)	(E)
						—
						17,371	(G)
						136	(A)
						(2,290)	(K)
						(15,435)	(L)
Total shareholders’ equity (deficit)attributable to ordinary shareholders	(20,843)	(2,310)		(23,153)	(772,220)	1,467,664		672,291
Noncontrolling interests	—	—		—	(6,231)	—		(6,231)
Total shareholders’ equity (deficit)	(20,843)	(2,310)		(23,153)	(778,451)	1,467,664		666,060
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$227,458	$9,232		$236,690	$1,595,166	$596,983		$2,428,839

(1)
Derived from the balance sheet of L Catterton Asia Acquisition Corp (“LCAA”) as of June 30, 2023.

(2)
Derived from the balance sheet of Lotus Technology Inc. (“LTC”) as of June 30, 2023. See LTC’s financial statements and the related notes appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(All amounts in thousands, except for share and per share data)
			Actual Redemptions
	(1) LCAA	(2) LTC	Transaction Accounting Adjustments		Note	Pro Forma Combined
	(Historical)	(Historical)
Revenues:	$	$	$			$
Sales of goods	—	124,854		—			124,854
Service revenues	—	5,181		—			5,181
Total Revenues	—	130,035		—			130,035
Cost of revenues:
Cost of goods sold	—	(119,557)		—			(119,557)
Cost of services	—	(4,351)		—			(4,351)
Total cost of revenues	—	(123,908)		—			(123,908)
Gross profit	—	6,127		—			6,127
Operating expenses:
General and administrative expenses	(3,511)	(80,417)		(15,435)	(DD)		(109,580)
				(10,217)	(EE)
Selling and marketing expenses	—	(118,236)		—			(118,236)
Research and development expenses	—	(152,548)		—			(152,548)
Government grants	—	662		—			662
Total operating expenses	(3,511)	(350,539)		(25,652)			(379,702)
Loss from Operations	(3,511)	(344,412)		(25,652)			(373,575)
Other income (expenses)
Interest expenses	—	(3,470)		—			(3,470)
Interest income	—	5,848		—			5,848
Investment income, net	—	2,770		—			2,770
Share of results of equity method investments	—	(626)		—			(626)
Interest earned on marketable securities held in Trust Account	5,550	—		6,922	(FF)		498
				(11,973)	(CC)
Foreign currency exchange losses, net	—	(3,619)		—			(3,619)
Changes in fair values of mandatorily redeemable noncontrolling interest, bridge notes and convertible notes.	—	(12,758)		3,144	(AA)		(9,478)
				136	(AA)
Changes in fair values of put option liabilities		3,307					3,307
Change in deferred underwriter fees	87						87
Change in fair value of warrant liability	(3,644)	—		—			(3,644)
Total other income (expenses)	1,993	(8,548)		(1,771)			(8,326)
Income (Loss) before income taxes	(1,518)	(352,960)		(27,424)			(381,902)
Income tax benefit (expense)	—	18		—			18
Net Income (Loss)	$(1,518)	$(352,942)		$(27,424)			$(381,884)
Less: net loss attributable to noncontrolling interests	—	(5,779)		—			(5,779)
Net Income (loss) available to ordinary shareholders	$(1,518)	$(347,163)		$(27,424)			$(376,105)
Weighted average shares outstanding, Class A ordinary shares	24,363,584			(24,363,584)	(BB)		—
Basic and diluted net income (loss) per share, Class A ordinary shares	$(0.05)						$—
Average shares outstanding, Class B ordinary shares	7,162,718			669,573,096	(BB)		676,735,814
Basic and diluted net income (loss) per share, Class B ordinary shares	$(0.05)						$(0.56)
Basic and diluted weighted average of ordinary shares outstanding		2,142,922,222
Basic and diluted income ( loss) per share per common stock		$(0.16)

(1)
Derived from the statement of operations of LCAA for the six months ended June 30, 2023.

(2)
Derived from the statement of operations of LTC for the six months ended June 30, 2023. See LTC’s financial statements and the related notes appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
(All amounts in thousands, except for share and per share data)
			Actual Redemptions
	(1) LCAA	(2) LTC	Transaction Accounting Adjustments		Note	Pro Forma Combined
	(Historical)	(Historical)
Revenues:	$	$	$			$
Sales of goods	—	1,186		—			1,186
Service revenues	—	8,371		—			8,371
Total Revenues	—	9,557		—			9,557
Cost of revenues:
Cost of goods sold	—	(948)		—			(948)
Cost of services	—	(6,302)		—			(6,302)
Total cost of revenues	—	(7,250)		—			(7,250)
Gross profit	—	2,307		—			2,307
Operating expenses:
General and administrative expenses	(4,571)	(148,369)		(15,551)	(DD)		(178,632)
				(10,141)	(EE)
Selling and marketing expenses	—	(151,331)		—			(151,331)
Research and development expenses	—	(445,844)		—			(445,844)
Government grants	—	55,824		—			55,824
Total operating expenses	(4,571)	(689,720)		(25,692)			(719,983)
Loss from Operations	(4,571)	(687,413)		(25,692)			(717,676)
Other income (expenses)
Interest expenses	—	(8,542)		—			(8,542)
Interest income	—	12,188		—			12,188
Investment loss, net	—	(3,246)		—			(3,246)
Share of results of equity method investments	—	(2,762)		—			(2,762)
Interest earned on marketable securities held in Trust Account	4,133	—		(3,967)	(CC)		165
Foreign currency exchange losses, net	—	(11,505)		—			(11,505)
Changes in fair values of mandatorily redeemable noncontrolling interest, bridge notes and convertible notes.	—	(22,991)		13,162	(AA)		(4,264)
				5,565	(AA)
Change in fair value of warrant liability	11,278	—		—			11,278
Total other income (expenses)	15,411	(36,858)		14,760			(6,688)
Income (Loss) before income taxes	10,840	(724,271)		(10,932)			(724,364)
Income tax expense	—	(292)		—			(292)
Net Income (Loss)	$10,840	$(724,563)		$(10,932)			$(724,656)
Less: net loss attributable to noncontrolling interests	—	(642)		—			(642)
Net Income (loss) available to ordinary shareholders	$10,840	$(723,921)		$(10,932)			$(724,014)
Weighted average shares outstanding, Class A ordinary shares	28,650,874			(21,783,622)	(BB)		—
Basic and diluted net income per share, Class A ordinary shares	$0.30						$—
Average shares outstanding, Class B ordinary shares	7,162,718			669,573,096	(BB)		676,735,814
Basic and diluted net income (loss) per share, Class B ordinary shares	$0.30						$(1.07)
Basic and diluted weighted average of ordinary shares outstanding		2,148,265,510
Basic and diluted income ( loss) per share per common stock		$(0.34)

(1)
Derived from the statement of operations of LCAA for the year ended December 31, 2022. See LCAA’s financial statements and the related notes appearing elsewhere in this prospectus.

(2)
Derived from the statement of operations of LTC for the year ended December 31, 2022. See LTC’s financial statements and the related notes appearing elsewhere in this prospectus.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
(In thousands, except share and per share data, or otherwise noted)
Note 1 — Basic of Presentation
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, LCAA will be treated as the “accounting acquiree” and LTC as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of LTC issuing shares for the net assets of LCAA, accompanied by a recapitalization. The net assets of LCAA will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using and should be read in conjunction with LCAA’s and LTC’s balance sheets as of June 30, 2023 and the related notes.
The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 has been prepared using and should be read in conjunction with LCAA’s and LTC’s statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 and the related notes.
Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates and assumptions, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of LCAA and LTC.
The Business Combination will be accounted for in a manner similar to a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of American (“US GAAP”).
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.
The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that LCAA and LTC believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. The management of LCAA and LTC believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to the management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
Note 2 — Accounting Policies
Upon consummation of the Business Combination, the management of LCAA and LTC will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, the management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, the management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Both LCAA and LTC have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.
LCAA and LTC have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:
(a)
Reflects US$2,310 non-interest-bearing loans from the Sponsor and deposited into the trust account to extend the liquidation date to February 15, 2024. This loan will become due and payable upon the consummation of the Business Combination.

(b)
Reflects the interest income earned subsequent to June 30, 2023.

(A)
Reflects (a) 35,849,458 LTC Ordinary Shares that will be issued to the PIPE Investors pursuant to the PIPE Subscription Agreements, and (b) 2,433,912 LTC Ordinary Shares underlying the Notes to be issued to the CB Investors pursuant to the Convertible Note Purchase Agreements, which Notes will be automatically converted into fully paid and non-assessable LTC Ordinary Shares, if the Business Combination completes prior to the Maturity Date, at a conversion price equal to the lesser of (A) US$10.00, and (B) the lowest per share price at which any LTC Ordinary Shares are issued in connection with PIPE investments, if any. For purposes of the pro forma financial statements, it is assumed that the conversion price is US$10.00 per share. As of June 30, 2023, the convertible notes of US$11,000 have been issued, and the refundable deposits in connection with the issuance of PIPEs and convertible notes of US$10,507 have been received. The investment amount in excess of the par value of ordinary shares will be recorded as additional paid-in capital.

(B)
Reflects the reclassification of US$236,566 held in LCAA’s Trust Account as cash.

Under actual redemption by LCAA’s Public Shareholders, 20,518,519 shares are redeemed thereby reduced proceeds that become available at the closing of the transaction by US$222,827.
(C)
Reflects the settlement of US$7,957 deferred underwriting commissions that has been waived by CS.

(D)
Reflects the elimination of the historical accumulated deficit of LCAA, the accounting acquiree, into LTC’s additional paid-in capital upon the consummation of the Business Combination.

(E)
Reflects the settlement of approximately US$14,272 of total LCAA’s estimated transaction costs related to the Business Combination, of which, 1) approximately US$4,055 of transaction costs accrued as of the date of the unaudited pro forma condensed combined balance sheet and 2) approximately US$10,217 of transaction costs classify as an adjustment to accumulated deficit.

(F)
Reflects the settlement of approximately US$40,943 of total LTC’s estimated transaction costs related to the Business Combination, of which, 1) approximately US$6,092 was accounted as expenses, of which US$4,018 was paid as of June 30, 2023 and the remaining outstanding balance of US$2,074 was accrued as of the date of unaudited pro forma condensed combined balance sheet and 2) the total US$34,851 transaction costs will be subsequently reclassified to additional paid-in capital at the time of the consummation of the Business Combination.

(G)
Reflects the aggregate of 36,597,038 LTC Ordinary Shares to be issued to WFOE Exchangeable Notes Holder at US$10.00 per share following the settlement of the current LTC exchangeable notes with fair value of US$346,115 thousand and subsequent issued additional notes with value of US$22,297 thousand.

(H)
Reflects the settlement of approximately US$6,969 LCAA related party promissory note that become due and payable upon the consummation of the Business Combination.

(I)
Reflects the conversion LTC Series Pre-A Preferred shares and Series A Preferred shares into LTC ordinary shares immediately prior to the Effective Time of LTC through the issuance of 68,228,526 shares of LTC ordinary shares, after considering the impact of the recapitalization, with US$0.00001 par value to LTC’s shareholders.

(J)
Reflects the reclassification of Class A ordinary shares subject to possible redemption to permanent equity at US$0.00001 par value. Under actual redemption, 20,518,519 Class A ordinary shares are redeemed for aggregate redemption payment of US$222,827.

(K)
Represent US$2,290 of fair value for LTC ordinary shares granted to employees of a company under common control that will vest upon the closing of the Business Combination. The Company recognizes the value of these options as dividends to the shareholder.

(L)
Represent US$15,435 of share-based compensation associated with LTC’s options granted to employees and non-employee service providers to purchase LTC ordinary shares that will vest upon the consummation of the Business Combination.

(M)
Representing the Momenta Note in the principal amount of US$11,297 issued by LTC on May 30, 2023.The Momenta Note will be automatically converted into fully paid and non-assessable LTC Ordinary Shares upon the Closing, if the Closing occurs on or prior to the Maturity Date, at a conversion price equal to US$10.00. In addition, each of LTC and Momenta has a voluntary redemption right to partially redeem US$5,648 of the Momenta Note at any time during the period beginning from July 1, 2023 and ending on the date on which the Momenta Note has been fully converted into LTC Ordinary Shares. On November 11, 2023, LTC exercised such voluntary redemption right and subsequently made a payment of the Partial Redemption Price to Momenta. LTC issued to Momenta a new convertible note for the remaining balance of US$5,648.

(N)
Represent the PIPE investment of US$500,000 from Meritz Securities Co., Ltd. (“Meritz

PIPE”), which will be made in cash and directly deposited in a collateral account and will be invested in the treasury securities in connection with put option price of 12.5% IRR upon the certain put option events. The cash of US$500,000 will be classified as marketable securities held in collateral account, with US$175,000 classified in current assets and US$325,000 classified in non-current assets based upon expected terms of the collaterals. The put option will be classified as liabilities under ASC 480 and will be measured at fair value initially and subsequently. The PIPE shares and Call option 1&2&3 will be accounted in permanent equity based upon the allocation of remaining net proceeds after deducting the fair value of the put option between the call options (to be recognized in APIC) and the ordinary shares issued on a relative fair value basis under ASC 815-40.
LCAA Warrants were exchanged into LTC Warrants that contained terms that were identical to the former LCAA Warrants. These warrants contain elements that preclude the instruments from equity classification. Accordingly, the fair value of the warrants is based on terms and assumptions similar to the previously issued LCAA Warrants as there are no material differences in the terms of the warrants.
LCAA established the initial fair value of the Public Warrants and Private Warrants on March 15, 2021, the date of LCAA’s Initial Public Offering, using a Monte Carlo simulation model. As of June 30, 2023 and December 31, 2022, the fair value for the Private Warrants was estimated using a Monte Carlo simulation model, and the fair value of the Public Warrants by reference to the quoted market price. The Public Warrants and Private Warrants were classified as Level 3 at the initial measurement date, and the Private Warrants were classified as Level 3 as of June 30, 2023 and December 31, 2022 due to the use of unobservable inputs. In the period ending September 30, 2021, the Public Warrants were reclassified from a Level 3 to a Level 1 classification due to use of the observed trading price of the separated Public Warrants. Transfers between levels are recorded at the end of each reporting period. There were no transfers between levels during the periods ended June 30, 2023 and December 31, 2022. The following table provides quantitative information regarding Level 3 fair value measurements as of June 30, 2023 and December 31,2022:
	June 30, 2023	December 31, 2022
Risk-free interest rate	4.02%		3.91%
Dividend rate	0.0%		0.0%
Expected term (years)	5.35		5.21
Expected volatility	4.00%		3.6%
Share price – asset price	$10.46	US$	10.10
Exercise price	$11.50		$11.50
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 are as follows:
(AA)
Reflects adjustments to eliminate the Changes in fair value of exchangeable notes and convertible notes. The exchangeable notes with fair value of US$346,115 and convertible notes with fair value of US$22,415 will be fully converted to LTC ordinary shares substantially concurrently with the Business Combination.

(BB)
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on January 1, 2022. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. Additionally, the weighted average shares outstanding excludes the additional consideration shares as these shares were not outstanding at the time of the consummation of the Business Combination.

(CC)
Reflects an adjustment to eliminate interest income earned from marketable securities held in trust account under the scenario of maximum redemptions.

(DD)
Reflects the share-based compensation expenses related to the options to purchase LTC Ordinary Shares granted to LTC employees and non-employees service providers that will vest upon the consummation of the Business Combination.

(EE)
Reflects LCAA’s transaction costs to be incurred subsequent to June 30,2023. Those costs are not expected to recur beyond 12 months.

(FF)
Reflects the interest earned on Marketable securities held in Trust Account subsequent to June 30, 2023.

Note 4 — Earnings (Loss) per Share
Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings/(loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.
The unaudited pro forma condensed combined has been prepared using the actual redemption of the ordinary shares for the year ended December 31, 2022 and the six months ended June 30, 2023:
	For the Year Ended December 31, 2022	For the Six Months Ended June 30, 2023
Pro forma net loss attributable to ordinary shareholders	$(724,014)	$(376,105)
Weighted average shares outstanding – basic and diluted	675,318,271	675,318,271
Pro forma loss per share – basic and diluted	$(1.07)	$(0.56)
Weighted average shares calculation, basic and diluted
Ordinary Shares
LCAA public shares	1,265,103	1,265,103
LCAA private shares(A)	5,745,175	5,745,175
Holder of exchangeable notes	36,597,038	36,597,038
Merger financing Investors	38,283,370	38,283,370
Existing LTC Shareholders(B)	542,850,129	542,850,129
Meritz	50,000,000	50,000,000
Momenta Note	577,456	577,456
Total weighted average shares outstanding	675,318,271	675,318,271

(A)
Excluding 1,417,543 shares issued to the Sponsor that are subject to earn-out provisions as described elsewhere in the prospectus.

(B)
The pro forma diluted shares excludes LTC Ordinary Shares issuable upon the exercise of LTC Options Because the impact would be antidilutive if they included.

For the purposes of applying the if-converted method for calculating diluted loss per share, it was assumed that as of the consummation of the Transactions, each LCAA Warrant that was outstanding shall be converted into the right to receive a warrant exercisable to purchase LTC Ordinary Shares. However, since the impact of these in the loss per share calculation results in anti-dilutive, the effect of such exchange was not included in calculation of diluted loss per share.

CAPITALIZATION AND INDEBTEDNESS
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2023 on
•
a historical basis; and

•
on a pro forma basis, as adjusted for the Business Combination and related transactions as if they had been consummated as of that date. See “Unaudited Pro Forma Condensed Combined Financial Information” for information regarding the basis for the pro forma calculation, including the assumption and adjustments in respect thereof.

As we will not receive any proceeds from the sale of Registered Securities sold by the Selling Securityholders, no further change is disclosed on a pro forma basis to reflect sales of shares pursuant to this prospectus.
The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information included in this prospectus, any prospectus supplement or incorporated by reference in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.
	As of June 30, 2023
	Actual	Pro forma
	(US$ in thousands)
Cash and restricted cash	729,027	1,062,581
Total (deficit) equity	(778,451)	666,060
Short-term borrowings – third parties	380,841	380,841
Exchangeable notes – current	346,115	—
Convertible notes – current	22,415	—
Put option liability	6,069	140,713
Convertible notes – non current	77,364	77,364
Exchangeable notes – non current	72,628	72,628
Debt	905,432	671,546
Total capitalization	126,981	1,337,606

SELECTED HISTORICAL FINANCIAL DATA OF LOTUS TECH
The following tables present our selected consolidated and combined financial data. We prepare our consolidated and combined financial statements in accordance with U.S. GAAP. The selected consolidated and combined statements of comprehensive loss data for the six months ended June 30, 2023 and 2022, the selected consolidated balance sheet data as of June 30, 2023 and the selected consolidated and combined statements of cash flows data for the six months ended June 30, 2023 and 2022 are derived from our unaudited condensed consolidated and combined financial statements included elsewhere in this prospectus. The selected consolidated and combined statements of comprehensive loss data for the years ended December 31, 2022 and 2021, the selected consolidated and combined balance sheets data as of December 31, 2022 and 2021, and the selected consolidated and combined statements of cash flows data for the years ended December 31, 2022 and 2021 have been derived from our audited consolidated and combined financial statements for the years ended December 31, 2022 and 2021, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the consolidated and combined financial statements and notes thereto included elsewhere in this prospectus.
Selected Consolidated and Combined Statements of Comprehensive Loss Data
	For the Six Months Ended June 30,				For the Year Ended December 31,
	2023		2022		2022		2021
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods	124,854	96.0	549	22.7	1,186	12.4	369	10.0
Service revenues	5,181	4.0	1,870	77.3	8,371	87.6	3,318	90.0
Total revenues	130,035	100.0	2,419	100.0	9,557	100.0	3,687	100.0
Cost of revenues
Cost of goods sold	(119,557)	(91.9)	(466)	(19.3)	(948)	(9.9)	(331)	(9.0)
Cost of services	(4,351)	(3.3)	(1,342)	(55.5)	(6,302)	(65.9)	(2,799)	(75.9)
Total cost of revenues	(123,908)	(95.3)	(1,808)	(74.7)	(7,250)	(75.9)	(3,130)	(84.9)
Gross profit	6,127	4.7	611	25.3	2,307	24.1	557	15.1
Operating expenses
Research and development expenses	(152,548)	(117.3)	(126,881)	(5,245.2)	(445,844)	(4,665.1)	(511,364)	(13,869.4)
Selling and marketing expenses	(118,236)	(90.9)	(45,153)	(1,866.6)	(151,331)	(1,583.5)	(38,066)	(1,032.4)
General and administrative expenses	(80,417)	(61.8)	(70,113)	(2,898.4)	(148,369)	(1,552.5)	(54,763)	(1,485.3)
Government grants	662	0.5	57,194	2,364.4	55,824	584.1	490,694	13,308.8
Total operating expenses	(350,539)	(269.6)	(184,953)	(7,645.8)	(689,720)	(7,216.9)	(113,499)	(3,078.3)
Operating loss	(344,412)	(264.9)	(184,342)	(7,620.6)	(687,413)	(7,192.8)	(112,942)	(3,063.2)
Interest expenses	(3,470)	(2.7)	(5,507)	(227.7)	(8,542)	(89.4)	(3,615)	(98.0)
Interest income	5,848	4.5	5,948	245.9	12,188	127.5	6,219	168.7
Investment income (loss), net	2,770	2.1	(2,653)	(109.7)	(3,246)	(34.0)	2,229	60.5
Share of results of equity method investments	(626)	(0.5)	(115)	(4.8)	(2,762)	(28.9)	—	—
Foreign currency exchange (losses) gains, net	(3,619)	(2.8)	(6,270)	(259.2)	(11,505)	(120.4)	798	21.6

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2023		2022		2022		2021
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk.	(12,758)	(9.8)	(13,249)	(547.7)	(22,991)	(240.6)	(1,367)	(37.2)
Changes in fair values of put option liabilities	3,307	2.5	—	—	—	—	—	—
Loss before income taxes	(352,960)	(271.4)	(206,188)	(8,523.7)	(724,271)	(7,578.4)	(108,678)	(2,947.6)
Income tax benefit (expense)	18	0.0	(104)	(4.3)	(292)	(3.1)	(1,853)	(50.3)
Net loss	(352,942)	(271.4)	(206,292)	(8,528.0)	(724,563)	(7,581.5)	(110,531)	(2,997.9)

Selected Consolidated and Combined Balance Sheets Data
	As of June 30,	As of December 31,
	2023	2022	2021
	US$ (in thousands)
Total current assets	907,390	823,463	1,025,573
Total non-current assets	687,776	548,489	291,738
Total assets	1,595,166	1,371,952	1,317,311
Total current liabilities	1,456,501	932,879	731,734
Total non-current liabilities	548,449	523,679	390,256
Total liabilities	2,004,950	1,456,558	1,121,990
Selected Consolidated and Combined Statements of Cash Flows Data
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	US$	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(303,700)	(132,736)	(351,419)	(126,505)
Net cash (used in) provided by investing activities	(103,733)	(116,865)	(149,414)	244,476
Net cash provided by financing activities	415,283	353,992	758,131	364,853
Effect of exchange rate changes on cash and restricted cash	(18,356)	(27,068)	(49,217)	2,943
Net (decrease) increase in cash and restricted cash	(10,506)	77,323	208,081	485,767
Cash and restricted cash at the beginning of the period/year	739,533	531,452	531,452	45,685
Cash and restricted cash at the end of the period/year	729,027	608,775	739,533	531,452
The following tables present our condensed consolidating schedule depicting the consolidated and combined statements of comprehensive loss for the six months ended June 30, 2023 and for the fiscal years ended December 31, 2022 and 2021 of LTC, the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

	Six Months Ended June 30, 2023
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
Revenues	—	106,569	—	131,968	(108,502)(1)	130,035
Cost of revenues	—	(13,617)	—	(125,754)	15,463(1)	(123,908)
Gross profit	—	92,952	—	6,214	(93,039)	6,127
Total operating expenses	(1,961)	(48,959)	(15,396)	(377,262)	93,039(1)	(350,539)
Operating (loss) income	(1,961)	43,993	(15,396)	(371,048)	—	(344,412)
Interest expenses	—	(1,290)	(30)	(6,472)	4,322(2)	(3,470)
Interest income	4,501	3,470	551	1,648	(4,322)(2)	5,848
Investment (loss) income, net	(1,084)	—	(1,010)	4,864	—	2,770
Share of results of equity method investments	—	(1)	—	(625)	—	(626)
Foreign currency exchange gains (losses), net	(3,072)	(25)	1	(523)	—	(3,619)
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(137)	(3,144)	(1,497)	(7,980)	—	(12,758)
Changes in fair values of put options liabilities	3,307	—	—	—	—	3,307
(Loss)/gain on the Restructuring	—	—	(56,752)	56,752	—(1)	—
Share of losses from consolidated entities	(348,717)	—	—	—	348,717(3)	—
(Loss) income before income taxes	(347,163)	43,003	(74,133)	(323,384)	348,717	(352,960)
Income tax benefit (expense)	—	—	(4)	22	—	18
Net (loss) income	(347,163)	43,003	(74,137)	(323,362)	348,717	(352,942)
Less: Net loss attributable to noncontrolling interests	—	—	(2,401)	(3,378)	—	(5,779)
Net (loss) income attributable to ordinary shareholders	(347,163)	43,003	(71,736)	(319,984)	348,717	(347,163)
Net (loss) income	(347,163)	43,003	(74,137)	(323,362)	348,717	(352,942)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(1,559)	(651)	—	(908)	1,559(3)	(1,559)
Foreign currency translation adjustment, net of nil income taxes	34,373	5,346	1,173	22,013	(28,342)(3)	34,563
Total other comprehensive income	32,814	4,695	1,173	21,105	(26,783)	33,004
Less: Total comprehensive loss attributable to noncontrolling interests	—	—	(2,297)	(3,292)	—	(5,589)
Total comprehensive (loss) income attributable to ordinary shareholders	(314,349)	47,698	(70,667)	(298,965)	321,934	(314,349)

	Year Ended December 31, 2022
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
Revenues	—	44,517	—	13,876	(48,836)(1)	9,557
Cost of revenues	—	(24,645)	—	(11,010)	28,405(1)	(7,250)
Gross profit	—	19,872	—	2,866	(20,431)	2,307
Total operating expenses	(11,127)	(131,238)	(42,609)	(525,177)	20,431(1)	(689,720)
Operating loss	(11,127)	(111,366)	(42,609)	(522,311)	—	(687,413)
Interest expenses	—	(8,135)	—	(730)	323(2)	(8,542)
Interest income	2,839	6,977	1,006	1,689	(323)(2)	12,188
Investment income (loss), net	(4,242)	—	996	—	—	(3,246)
Share of results of equity method investments	—	—	(1,821)	(941)	—	(2,762)
Foreign currency exchange gains (losses), net	(13,068)	(511)	(101)	2,175	—	(11,505)
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	—	(13,162)	(9,829)	—	—	(22,991)
Share of losses from consolidated entities	(698,323)	—	—	—	698,323(3)	—
Loss before income taxes	(723,921)	(126,197)	(52,358)	(520,118)	698,323	(724,271)
Income tax expense	—	—	(73)	(219)	—	(292)
Net loss	(723,921)	(126,197)	(52,431)	(520,337)	698,323	(724,563)
Less: Net loss attributable to noncontrolling interests	—	—	(642)	—	—	(642)
Net loss attributable to ordinary shareholders	(723,921)	(126,197)	(51,789)	(520,337)	698,323	(723,921)
Net loss	(723,921)	(126,197)	(52,431)	(520,337)	698,323	(724,563)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(893)	(33)	(860)	—	893(3)	(893)
Foreign currency translation adjustment, net of nil income taxes	18,669	(1,668)	(943)	2,221	390(3)	18,669
Total other comprehensive income (loss)	17,776	(1,701)	(1,803)	2,221	1,283	17,776
Less: Total comprehensive loss attributable to noncontrolling interests	—	—	(642)	—	—	(642)
Total comprehensive loss attributable to ordinary shareholders	(706,145)	(127,898)	(53,592)	(518,116)	699,606	(706,145)

	Year Ended December 31, 2021
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
Revenues	—	15,720	—	4,623	(16,656)(1)	3,687
Cost of revenues	—	(14,739)	—	(4,221)	15,830(1)	(3,130)
Gross profit	—	981	—	402	(826)	557
Total operating expenses	(263)	(56,892)	(7,914)	(49,256)	826(1)	(113,499)
Operating loss	(263)	(55,911)	(7,914)	(48,854)	—	(112,942)
Interest expenses	—	(3,391)	—	(224)	—	(3,615)
Interest income	—	4,497	330	1,392	—	6,219
Investment income	—	2,229	—	—	—	2,229
Foreign currency exchange gains (losses), net	2,124	(1,328)	—	2	—	798
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk.	—	(1,065)	(302)	—	—	(1,367)
Share of losses of combined entities	(112,392)	—	—	—	112,392(3)	—
Loss before income taxes	(110,531)	(54,969)	(7,886)	(47,684)	112,392	(108,678)
Income tax expense	—	—	(851)	(1,002)	—	(1,853)
Net loss	(110,531)	(54,969)	(8,737)	(48,686)	112,392	(110,531)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	119	132	(13)	—	(119)(3)	119
Foreign currency translation adjustment, net of nil income taxes	(843)	1,090	833	(1,579)	(344)(3)	(843)
Total other comprehensive income (loss)	(724)	1,222	820	(1,579)	(463)	(724)
Total comprehensive loss	(111,255)	(53,747)	(7,917)	(50,265)	111,929	(111,255)

Notes:
(1)
Represents the elimination of the intercompany transactions and service charges at the consolidation level.

(2)
Represents the elimination of interest expenses and interest income on intercompany loans at the consolidation level.

(3)
Represents the elimination on share of comprehensive loss that the LTC picked up from its consolidated and combined entities.

The following tables present our condensed consolidating schedule depicting the consolidated and combined balance sheets as of June 30, 2023 and December 31, 2022 and 2021 of LTC, the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.

	As of June 30, 2023
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
ASSETS
Current assets
Cash	74,415	216,316	—	257,555	—	548,286
Restricted cash	—	284	—	179,765	—	180,049
Accounts receivable – related parties, net	—	760	—	12,815	—	13,575
Inventories	—	—	—	125,634	—	125,634
Prepayments and other current assets – third parties, net	—	1,034	—	24,901	—	25,935
Prepayments and other current assets – related parties, net	—	126	—	13,785	—	13,911
Amounts due from intercompanies	206,359	289,237	—	88,516	(584,112)(1)	—
Total current assets	280,774	507,757	—	702,971	(584,112)	907,390
Non-current assets
Restricted cash	—	—	—	692	—	692
Investment securities – related parties	7,326	—	—	—	—	7,326
Property, equipment and software, net	—	96,021	—	198,550	—	294,571
Intangible assets	—	40	—	116,312	—	116,352
Operating lease right-of-use assets	—	78,960	—	83,709	—	162,669
Other non-current assets – third parties	—	8,817	—	94,807	—	103,624
Other non-current assets – related parties	—	—	—	2,542	—	2,542
Investments in consolidated entities	—	272,437	—	136,274	(408,711)(2)	—
Total non-current assets	7,326	456,275	—	632,886	(408,711)	687,776
Total assets	288,100	964,032	—	1,335,857	(992,823)	1,595,166
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings – third parties	—	146,067	—	234,774	—	380,841
Accounts payable – third parties	—	—	—	3,549	—	3,549
Accounts payable – related parties	—	—	—	152,725	—	152,725
Contract liabilities – third parties	—	—	—	29,875	—	29,875
Operating lease liabilities – third parties	—	5,278	—	11,744	—	17,022

	As of June 30, 2023
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
Accrued expenses and other current liabilities – third parties	1,320	55,683	—	218,566	—	275,569
Accrued expenses and other current liabilities – related parties	—	6,077	—	222,313	—	228,390
Exchangeable notes	—	346,115	—	—	—	346,115
Convertible notes	22,415	—	—	—	—	22,415
Amounts due to intercompanies	—	92,819	—	491,293	(584,112)(1)	—
Total current liabilities	23,735	652,039	—	1,364,839	(584,112)	1,456,501
Non-current liabilities
Contract liabilities – third parties	—	—	—	3,592	—	3,592
Operating lease liabilities – third parties	—	42,378	—	49,751	—	92,129
Exchangeable notes	—	—	—	72,628	—	72,628
Convertible notes	—	—	—	77,364	—	77,364
Put option liabilities	6,069	—	—	—	—	6,069
Deferred tax liabilities	—	—	—	373	—	373
Deferred income	—	262,948	—	—	—	262,948
Other non-current liabilities – third parties	—	—	—	31,636	—	31,636
Other non-current liabilities – related parties	—	174	—	1,536	—	1,710
Share of losses in excess of investments in consolidated entities	661,849	—	—	—	(661,849)(2)	—
Total non-current liabilities	667,918	305,500	—	236,880	(661,849)	548,449
Total liabilities	691,653	957,539	—	1,601,719	(1,245,961)	2,004,950
Total mezzanine equity	368,667	—	—	—	—	368,667
SHAREHOLDERS’ DEFICIT
Ordinary shares	21	104,898	—	251,376	(356,274)(2)	21
Additional paid-in capital	371,173	36,447	—	498,824	(535,271)(2)	371,173
Accumulated other comprehensive income	50,521	4,204	—	22,845	(27,049)(2)	50,521
Accumulated deficit	(1,193,935)	(139,056)	—	(1,032,676)	1,171,732(2)	(1,193,935)
Total shareholders’ deficit attributable to ordinary shareholders	(772,220)	6,493	—	(259,631)	253,138	(772,220)
Noncontrolling interests	—	—	—	(6,231)	—	(6,231)
Total shareholders’ deficit	(772,220)	6,493	—	(265,862)	253,138	(778,451)
Total liabilities, mezzanine equity and shareholders’ deficit	288,100	964,032	—	1,335,857	(992,823)	1,595,166

	As of December 31, 2022
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
ASSETS
Current assets
Cash	353,107	148,949	156,571	77,978	—	736,605
Restricted cash	—	1,955	—	437	—	2,392
Accounts receivable – related parties, net of nil allowance for doubtful accounts	—	788	—	7,757	—	8,545
Inventories	—	—	108	22,595	—	22,703
Prepayments and other current assets – third parties	—	7,598	2,313	34,575	—	44,486
Prepayments and other current assets – related parties	—	69	—	8,663	—	8,732
Amounts due from inter- companies	6,089	112,833	—	5,387	(124,309)(1)	—
Total current assets	359,196	272,192	158,992	157,392	(124,309)	823,463
Non-current assets
Restricted cash	—	—	—	536	—	536
Investment securities – related parties	8,411	—	—	—	—	8,411
Property, equipment and software, net	—	100,876	14,189	138,406	—	253,471
Intangible assets	—	42	—	116,322	—	116,364
Operating lease right-of-use assets	—	84,972	12,388	61,364	—	158,724
Other non-current assets	—	1,484	1,122	8,377	—	10,983
Investments in consolidated entities	—	230,015	—	116,385	(346,400)(2)	—
Total non-current assets	8,411	417,389	27,699	441,390	(346,400)	548,489
Total assets	367,607	689,581	186,691	598,782	(470,709)	1,371,952
LIABILITIES
Current Liabilities
Short-term borrowings – third parties	—	—	—	28,748	—	28,748
Accounts payable – third parties	—	—	—	1,466	—	1,466
Accounts payable – related parties	—	—	—	5,770	—	5,770
Contract liabilities – third parties	—	—	—	7,843	—	7,843
Operating lease liabilities – third parties	—	4,848	716	10,251	—	15,815
Accrued expenses and other current liabilities – third parties	—	65,886	35,254	222,159	—	323,299
Accrued expenses and other current liabilities – related parties	—	8,098	801	174,338	—	183,237
Exchangeable notes	—	355,320	—	—	—	355,320
Mandatorily redeemable noncontrolling interest	—	—	11,381	—	—	11,381
Amounts due to inter-companies	—	2,415	10,551	111,343	(124,309)(1)	—
Total current liabilities	—	436,567	58,703	561,918	(124,309)	932,879

	As of December 31, 2022
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
Non-current liabilities
Operating lease liabilities – third parties	—	46,391	1,662	50,910	—	98,963
Exchangeable notes	—	—	71,792	—	—	71,792
Convertible notes	—	—	76,770	—	—	76,770
Deferred tax liabilities	—	—	—	126	—	126
Deferred income	—	258,450	—	—	—	258,450
Other non-current liabilities – third parties	—	—	—	15,824	—	15,824
Other non-current liabilities – related parties	—	170	—	1,584	—	1,754
Share of losses in excess of investments in consolidated entities	451,571	—	—	—	(451,571)(2)	—
Total non-current liabilities	451,571	305,011	150,224	68,444	(451,571)	523,679
Total liabilities	451,571	741,578	208,927	630,362	(575,880)	1,456,558
Total mezzanine equity	368,409	—	—	—	—	368,409
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares	21	85,009	155	233,149	(318,313)(2)	21
Additional paid-in capital	403,103	45,547	39,951	313,752	(399,250)(2)	403,103
Receivable from shareholders	(26,447)	—	—	—	—	(26,447)
Accumulated other comprehensive income (loss)	17,707	(491)	(1,173)	1,930	(266)(2)	17,707
Accumulated deficit	(846,757)	(182,062)	(60,527)	(580,411)	823,000(2)	(846,757)
Total shareholders’ deficit attributable to ordinary shareholders	(452,373)	(51,997)	(21,594)	(31,580)	105,171	(452,373)
Noncontrolling interests	—	—	(642)	—	—	(642)
Total shareholders’ deficit	(452,373)	(51,997)	(22,236)	(31,580)	105,171	(453,015)
Total liabilities, mezzanine equity and shareholders’ deficit	367,607	689,581	186,691	598,782	(470,709)	1,371,952

	As of December 31, 2021
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
ASSETS
Current assets
Cash	81,749	308,350	49,094	92,259	—	531,452
Derivative asset	—	2,256	—	—	—	2,256
Accounts receivable – related parties, net of nil allowance for doubtful accounts	—	471	—	5,409	—	5,880
Inventories	—	—	—	1,983	—	1,983
Prepayments and other current assets – third parties	—	1,555	389	47,431	—	49,375
Prepayments and other current assets – related parties	—	—	—	434,627	—	434,627
Amounts due from inter-companies	—	27,325	—	2,667	(29,992)(1)	—
Total current assets	81,749	339,957	49,483	584,376	(29,992)	1,025,573
Non-current assets
Property, equipment and software, net	—	23,787	—	35,410		59,197
Intangible assets	—	—	—	116,121	—	116,121
Operating lease right-of-use assets	—	42,253	11,995	53,985	—	108,233
Other non-current assets	—	401	81	7,705	—	8,187
Investments in combined entities	137,017	111,858	—	116,385	(365,260)(2)	—
Total non-current assets	137,017	178,299	12,076	329,606	(365,260)	291,738
Total assets	218,766	518,256	61,559	913,982	(395,252)	1,317,311
LIABILITIES
Current Liabilities
Short-term borrowings – related parties	—	—	—	11,269	—	11,269
Contract liabilities – third parties	—	—	—	6	—	6
Operating lease liabilities – third parties	—	1,744	242	7,514	—	9,500
Accrued expenses and other current liabilities – third parties	—	35,469	11,304	64,940	—	111,713
Accrued expenses and other current liabilities – related parties	—	4,276	—	438,512		442,788
Exchangeable notes	—	126,420	—	—	—	126,420
Convertible notes	23,445	—	—	—	—	23,445
Mandatorily redeemable noncontrolling interest	—	—	6,593	—	—	6,593
Amounts due to inter-companies	—	1,262	12,158	16,572	(29,992)(1)	—
Total current liabilities	23,445	169,171	30,297	538,813	(29,992)	731,734
Non-current liabilities
Contract liabilities – third parties	—	—	—	1,930	—	1,930
Operating lease liabilities – third parties	—	1,986	773	44,879	—	47,638
Deferred tax liabilities	—	—	—	141	—	141

	As of December 31, 2021
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	US$ (in thousands)
Deferred income	—	282,322	—	57,974	—	340,296
Other non-current liabilities – third parties	—	—	—	251	—	251
Total non-current liabilities	—	284,308	773	105,175	—	390,256
Total liabilities	23,445	453,479	31,070	643,988	(29,992)	1,121,990
SHAREHOLDERS’ EQUITY
Ordinary shares	22	85,009	155	111,521	(196,685)(2)	22
Additional paid-in capital	424,414	34,423	38,442	218,838	(291,703)(2)	424,414
Receivable from shareholders	(106,210)	—	—	—	—	(106,210)
Accumulated other comprehensive income (loss)	(69)	1,210	630	(291)	(1,549)(2)	(69)
Accumulated deficit	(122,836)	(55,865)	(8,738)	(60,074)	124,677(2)	(122,836)
Total shareholders’ equity	195,321	64,777	30,489	269,994	(365,260)	195,321
Total liabilities and shareholders’ equity	218,766	518,256	61,559	913,982	(395,252)	1,317,311

Notes:
(1)
Represents the elimination of intercompany balances among the LTC, the WFOE, the former VIE and its subsidiaries and other subsidiaries.

(2)
Represents the elimination of investments among the LTC, the WFOE, the former VIE and its subsidiaries and other subsidiaries.

The following tables present our condensed consolidating schedule depicting the consolidated and combined statements of cash flows for the six months ended June 30, 2023 and for the fiscal years ended December 31, 2022 and 2021 of LTC, the WFOE, the former VIE, other subsidiaries, and corresponding eliminating adjustments separately.
	Six Months Ended June 30, 2023
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	(in thousands)
Operating activities:
Net cash generated from (used in) operating activities	4,418	(18,933)	(8,281)	(280,904)	—	(303,700)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(28,504)	—	(84,703)	—	(113,207)
Proceeds from disposal of property, equipment and software	—	(347)	—	659	—	312
Receipt of government grant related to assets	—	14,533	—	—	—	14,533
Payments for purchases of short-term investments	—	—	(38,254)	—	—	(38,254)
Proceeds from sales of short-term investments	—	—	—	37,428	—	37,428
Proceeds from disposal of a subsidiary, net of cash disposed	—	—	—	1,379	—	1,379

	Six Months Ended June 30, 2023
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	(in thousands)
Payments for investments in equity investees	—	(2)	(146)	(4,911)	—	(5,059)
Loans to related parties	—	—	—	(865)	—	(865)
Loans to intercompanies	(214,583)	(165,541)	—	(90,444)	470,568(1)	—
Proceeds from collection of loans from intercompanies	11,000	54,668	—	—	(65,668)(4)	—
Cash contribution to consolidated entities	(109,327)	(21,641)	—	(19,888)	150,856(3)	—
Net cash used in investing activities	(312,910)	(146,834)	(38,400)	(161,345)	555,756	(103,733)
Financing activities:
Proceeds from settlement of receivable from shareholders	7,514	—	18,625	—	—	26,139
Proceeds from issuance of convertible notes	22,297	—	—	—	—	22,297
Receipt of refundable deposits in connection with the issuance of Private Investment in Public Equity (“PIPE”) investments and convertible notes	1,000	10,000	—	—	—	11,000
Payment for redemption of mandatorily redeemable noncontrolling interest	—	—	—	(11,554)	—	(11,554)
Payment to a noncontrolling interest in the liquidation of a subsidiary	—	—	(148)	—	—	(148)
Proceeds from bank loans	—	163,488	—	215,203	—	378,691
Repayments for bank loans	—	(11,142)	—	—	—	(11,142)
Proceeds from loans borrowed from intercompanies	—	90,444	—	380,124	(470,568)(1)	—
Repayments for loans borrowed from intercompanies	—	—	—	(65,668)	65,668(4)	—
Cash contributed by the respective parent companies	—	19,889	—	130,967	(150,856)(3)	—
Cash transfer due to the Restructuring	—	(32,715)	(125,794)	158,509	—(5)	—
Net cash provided by (used in) financing activities	30,811	239,964	(107,317)	807,581	(555,756)	415,283
Effect of exchange rate changes on cash and restricted cash	(1,011)	(8,501)	(2,573)	(6,271)	—	(18,356)
Net (decrease) increase in cash and restricted cash	(278,692)	65,696	(156,571)	359,061	—	(10,506)
Cash and restricted cash at beginning of the period	353,107	150,904	156,571	78,951	—	739,533
Cash and restricted cash at end of the period	74,415	216,600	—	438,012	—	729,027

	Year Ended December 31, 2022
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	(in thousands)
Operating activities:
Net cash generated from (used in) operating activities	2,682	(144,423)	(8,869)	(200,809)	—	(351,419)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(71,839)	(2,635)	(58,871)	—	(133,345)
Proceeds from disposal of property, equipment and software	—	33	—	1,038	—	1,071
Payments for purchases of short-term investments	(10,000)	—	(290,662)	—	—	(300,662)
Proceeds from sales of short-term investments	—	—	289,587	—	—	289,587
Payment upon settlement of derivative instruments	(2,652)	2,011	—	—	—	(641)
Payments for investments in equity investees	—	—	(1,920)	(1,194)	—	(3,114)
Loans to related parties	—	—	—	(2,310)	—	(2,310)
Loans to intercompanies	(5,876)	(49,602)	—	—	55,478(1)	—
Proceeds from collection of advances from an intercompany	—	10,611	—	—	(10,611)(2)	—
Cash contribution to consolidated entities	(94,688)	(137,200)	—	—	231,888(3)	—
Net cash used in investing activities	(113,216)	(245,986)	(5,630)	(61,337)	276,755	(149,414)
Financing activities:
Proceeds from settlement of receivable from shareholders	74,638	—	1,509	—	—	76,147
Proceeds from issuance of Series Pre-A Preferred Shares	129,681	—	—	—	—	129,681
Proceeds from issuance of Series A Preferred Shares	187,734	—	—	—	—	187,734
Repayment of exchangeable notes for issuance of Series A Preferred Shares	—	(57,430)	—	—	—	(57,430)
Proceeds from issuance of convertible notes	—	—	75,037	—	—	75,037
Proceeds from issuance of exchangeable notes	—	307,172	71,792	—	—	378,964
Receipt of refundable deposits in connection with the issuance of Series A Preferred Shares	—	28,945	—	—	—	28,945
Repayment of refundable deposits in connection with the issuance of Series A Preferred Shares	—	(28,628)	—	—	—	(28,628)
Consideration payment in connection with reorganization	—	—	—	(50,794)	—	(50,794)

	Year Ended December 31, 2022
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	(in thousands)
Capital contribution by noncontrolling interests	—	—	149	—	—	149
Repayment of loans from a related party	—	—	—	(9,844)	—	(9,844)
Proceeds from bank loans	—	—	—	28,170	—	28,170
Proceeds from loans borrowed from intercompanies	—	—	—	55,478	(55,478)(1)	—
Repayment of advances from an intercompany	—	—	(10,611)	—	10,611(2)	—
Cash contributed by the respective parent companies	—	—	—	231,888	(231,888)(3)	—
Net cash provided by financing activities	392,053	250,059	137,876	254,898	(276,755)	758,131
Effect of exchange rate changes on cash and restricted cash	(10,161)	(17,008)	(15,900)	(6,148)	—	(49,217)
Net increase (decrease) in cash and restricted cash	271,358	(157,358)	107,477	(13,396)	—	208,081
Cash and restricted cash at the beginning of the year	81,749	308,350	49,094	92,259	—	531,452
Cash and restricted cash at the end of the year	353,107	150,992	156,571	78,863	—	739,533

	Year Ended December 31, 2021
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	(in thousands)
Operating activities:
Net cash used in operating activities	(997)	(77,377)	(7,993)	(40,138)	—	(126,505)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets	—	(13,845)	—	(20,745)	—	(34,590)
Proceeds from disposal of property, equipment and software	—	14	—	—	—	14
Receipt of government grant related to assets	—	279,052	—	—	—	279,052
Advances to an intercompany	—	(11,055)	—	—	11,055(2)	—
Cash contribution to consolidated entities	—	(108,898)	—	—	108,898(3)	—
Net cash provided by (used in) investing activities	—	145,268	—	(20,745)	119,953	244,476
Financing activities:
Proceeds from issuance of ordinary shares	58,631	100,690	38,597	—	—	197,918
Proceeds from issuance of convertible notes	23,445	—	—	—	—	23,445
Proceeds from issuance of exchangeable notes	—	125,039	—	—	—	125,039

	Year Ended December 31, 2021
	LTC	WFOE	The former VIE and its subsidiaries	Other Subsidiaries	Elimination adjustments	Consolidated
	(in thousands)
Proceeds from issuance of mandatorily redeemable noncontrolling interest	—	—	6,299	—	—	6,299
Capital contribution from shareholders	—	15,695	—	—	—	15,695
Dividends paid to a shareholder	—	—	—	(1,880)	—	(1,880)
Consideration payment in connection with reorganization	—	(1,663)	—	—	—	(1,663)
Proceeds from advances from an intercompany	—	—	11,055	—	(11,055)(2)	—
Cash contributed by the respective parent company	—	—	—	108,898	(108,898)(3)	—
Net cash provided by financing activities	82,076	239,761	55,951	107,018	(119,953)	364,853
Effect of exchange rate changes on cash	670	698	1,136	439	—	2,943
Net increase in cash	81,749	308,350	49,094	46,574	—	485,767
Cash at the beginning of the year	—	—	—	45,685	—	45,685
Cash at the end of the year	81,749	308,350	49,094	92,259	—	531,452

Notes:
(1)
For the year ended December 31, 2022, the LTC provided loans in the amount of US$5.9 million to its subsidiary, Lotus Tech UK, and the WFOE provided loans in the amount of US$49.6 million to its subsidiary, Wuhan Lotus Cars. For the six months ended June 30, 2023, the LTC provided loans in the amount of US$214.6 million to its subsidiaries, the WFOE provided loans in the amount of US$165.5 million to its subsidiaries and the other subsidiaries provided loans in the amount of US$90.4 million to WFOE. These transactions were eliminated upon consolidation.

(2)
For the year ended December 31, 2021, the WFOE paid advances of US$11.1 million to the former VIE. For the year ended December 31, 2022, the WFOE collected the advances of US$10.6 million from the former VIE. These transactions were eliminated upon consolidation.

(3)
For the year ended December 31, 2021, the WFOE made capital contribution of US$108.9 million to its consolidated entities. For the year ended December 31, 2022, the LTC made capital contribution of US$94.7 million to its consolidated entities, and the WFOE made capital contribution of US$137.2 million to its consolidated entities. For the six months ended June 30, 2023, the LTC made capital contribution of US$109.3 million to its consolidated entities, the WOFE made capital contribution of US$21.6 million to its consolidated entities, and the other subsidiaries made capital contribution of US$19.9 million to its consolidated entities. The cash transfer were eliminated upon consolidation.

(4)
For the six months ended June 30, 2023, the other subsidiaries repaid loans borrowed from the LTC and the WFOE in the amounts of US$11.0 million and US$54.7 million, respectively. These transactions were eliminated upon consolidation.

(5)
For the six months ended June 30, 2023, the Group has implemented the Restructuring. In connection with the Restructuring, the WFOE paid US$32.7 million to acquire 100% equity interest in subsidiaries of the former VIE, and the former VIE transferred all of its cash of US$158.5 million to a subsidiary of the WFOE.

Non-GAAP Financial Measures
We use adjusted net loss and adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. We define adjusted EBITDA as net income excluding interest income, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses.
We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision making.
Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss and adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the periods/years indicated:
	For the Six Months Ended June 30,		For the Year Ended December 31
	2023	2022	2022	2021
	US$	US$	US$	US$
	(in thousands)
Net loss	(352,942)	(206,292)	(724,563)	(110,531)
Share-based compensation expenses	—	10,625	10,625	—
Adjusted net loss	(352,942)	(195,667)	(713,938)	(110,531)
Net Loss	(352,942)	(206,292)	(724,563)	(110,531)
Interest expenses	3,470	5,507	8,542	3,615
Interest income	(5,848)	(5,948)	(12,188)	(6,219)
Income tax expense (benefit)	(18)	104	292	1,853
Share-based compensation expenses	—	10,625	10,625	—
Depreciation	22,641	2,233	12,790	2,056
Adjusted EBITDA	(332,697)	(193,771)	(704,502)	(109,226)

SELECTED HISTORICAL FINANCIAL DATA OF LCAA
LCAA’s balance sheet data as of September 30, 2023, December 31, 2022 and 2021 along with the statements of operations data for the nine months ended September 30, 2023, for the year ended December 31, 2022 and for the period from January 5, 2021 (inception) through December 31, 2021 are derived from LCAA’s financial statements included elsewhere in this prospectus.
The information is only a summary and should be read in conjunction with LCAA’s financial statements and related notes contained elsewhere in this prospectus. LCAA’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.
	September 30, 2023	December 31, 2022	December 31, 2021
	(Unaudited)
ASSETS:
Current assets
Cash	$4,523	$4,523	591,197
Prepaid expenses	24,417	73,008	428,051
Total Current Assets	28,940	77,531	1,019,248
Prepaid expense – noncurrent	—	—	80,919
Marketable securities held in Trust Account	231,012,367	290,664,460	286,531,700
TOTAL ASSETS	$231,041,307	$290,741,991	$287,631,867
Liabilities, Redeemable Class A Ordinary Shares and Shareholders’ Deficit
Current liabilities
Accounts payable and accrued expenses	$4,692,816	$1,779,602	$309,736
Due to related party	6,122,475	2,108,356	30,000
Total Current Liabilities	10,815,291	3,887,958	339,736
Deferred underwriting fee	8,085,433	10,027,806	10,027,806
Warrant liability	4,505,328	601,483	11,879,289
Total Liabilities	23,406,052	14,517,247	22,246,831
COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to possible redemption, 21,783,622, 28,650,874 and 28,650,874 shares at September 30, 2023, December 31, 2022 and December 31, 2021, respectively	231,012,366	290,664,459	286,531,700
SHAREHOLDERS’ DEFICIT
Preference shares, US$0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, US$0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 21,783,622, 28,650,874 and 28,650,874 shares subject to possible redemption) at September 30, 2023, December 31, 2022 and December 31, 2021, respectively	—	—	—
Class B ordinary shares, US$0.0001 par value; 20,000,000 shares authorized; 7,162,718 shares issued and outstanding at September 30, 2023, December 31, 2022 and December 31, 2021	717	717	717
Additional paid-in capital	—	—	—
Accumulated deficit	(23,377,828)	(14,440,432)	(21,147,381)
Total Shareholders’ Deficit	(23,377,111)	(14,439,715)	(21,146,664)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$231,041,307	$290,741,991	$287,631,867

	For the Nine Months Ended September 30, 2023	For the Nine Months Ended September 30, 2022	For the Year Ended December 31, 2022	For the Period from January 5, 2021 (Inception) through December 31, 2021
Operating costs	$4,665,924	$3,199,884	$4,570,857	$1,054,672
Loss from operations	(4,665,924)	(3,199,884)	(4,570,857)	(1,054,672)
Other income:
Interest earned on marketable securities held in Trust Account	8,238,661	1,708,932	4,132,759	22,958
Reduction in deferred underwriter fees	82,033	—	—	(695,493)
Change in fair value of warrant liability	(3,903,845)	11,277,806	11,277,806	7,215,278
Total other income, net	4,416,849	12,986,738	15,410,565	6,542,743
Net income (loss)	$(249,075)	$9,786,854	$10,839,708	$5,488,071
Weighted average shares outstanding, Class A ordinary shares	23,494,146	28,650,874	28,650,874	23,083,649
Basic and diluted net income (loss) per share, Class A ordinary shares	$(0.01)	$0.27	$0.30	$0.18
Weighted average shares outstanding, Class B ordinary shares	7,162,718	7,162,718	7,162,718	6,844,319
Basic and diluted net income (loss) per share, Class B ordinary shares	$(0.01)	$0.27	$0.30	$0.18

USE OF PROCEEDS
We will receive up to an aggregate of approximately US$172.9 million from the exercise of all Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of Warrants for research and development, marketing and general corporate purposes. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of our Ordinary Shares, among other things. If the market price for our Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.
We will not receive any proceeds from any sale of the securities registered hereby by the Selling Securityholders. With respect to the registration of the securities being offered by the Selling Securityholders, the Selling Securityholders will pay any underwriting discounts and commissions incurred by them in disposing of such securities, and fees and expenses of legal counsel representing the Selling Securityholders. We have borne all other costs, fees and expenses incurred in effecting the registration of the Registered Securities, such as registration and filing fees and fees of our counsel and our independent registered public accountants.

DIVIDEND POLICY
We have not declared or paid cash dividends or made any distributions as of the date of this prospectus. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.
As a holding company, we may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) the mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of the mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the mainland China subsidiary upon dividend remittance. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, we are also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid.

BUSINESS
Our business
We are a pioneering luxury battery electric vehicle (BEV) maker that designs, develops, and sells luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus.” With over seven decades of racing heritage and proven leadership in the automotive industry, the Lotus brand symbolizes the market-leading standards in performance, design and engineering. Fusing proprietary next-generation technology built on world class research and development capabilities and an asset-light model empowered by Geely Holding, we are breaking new grounds in electrification, digitization and intelligence.
The Lotus brand was founded in the U.K. in 1948 and has since established itself as a high-performance sports car brand with innovative engineering and cutting-edge technologies, renowned for its superior aerodynamics and lightweight design. The Lotus brand was born out of legendary success on the racetrack including 13 FIA Formula 1 world titles and many other championship honors. In 2017, Geely Holding acquired a 51% stake in Lotus UK and further set us up as a luxury lifestyle BEV maker. Geely Holding, a global mobility technology group with a proven track record in seeding BEV brands, has successfully incubated and revitalized a series of world-renowned brands with attractive financial profiles including Volvo, Polestar, LYNK&CO., and Zeekr. Positioned as the only Geely Holding-affiliated brand with sports car DNA, we have received comprehensive support from Geely Holding in manufacturing, supply chain, R&D, logistics infrastructure, and human capital, and are in the process of transforming from a British sports car company to a global pioneer of high-performance electric vehicles to bridge the gap between the traditional sports car and a new generation of electric vehicles. The business combination with LCAA, a SPAC affiliated with L Catterton, which has a strategic relationship with LVMH, is expected to provide significant support in consumer insights and brand collaboration that will enable us to effectively raise our brand awareness globally. L Catterton has an exclusive relationship for consumer-focused private equity with LVMH and Financière Agache, the main investment company of Bernard Arnault, LVMH’s chairman and chief executive officer, and his family. This relationship provides L Catterton with direct access to LVMH’s most senior executives, global consumer insights, industry network and contacts, differentiated investment deal flow and collaboration on operating best practices. L Catterton retains sole discretion over all investment and portfolio management decisions related to the L Catterton funds. As of the date of this prospectus, we have not entered into any agreements with LVMH.
According to Oliver Wyman, the global luxury BEV market, as defined by BEVs with MSRP of over US$80,000, is expected to grow rapidly at a CAGR of 35% over 2021-2031 and reach a market size of nearly 1.9 million units by 2031. However, the global luxury BEV market is currently underserved, with only approximately 10 existing luxury BEV models, as compared to over 100 internal combustion engine (ICE) luxury models, leaving consumers with limited choices. As an early mover in the global luxury BEV market, we are leading the electrification transformation of this fast-growing luxury car segment, launching our E-segment BEV model years ahead of our competitors and targeting to become the first traditional luxury auto brand to achieve 100% BEV product portfolio by 2027. We launched our first fully electric Hyper-SUV, Eletre, in 2022. Beginning with Eletre, our new car roll outs will all be BEV models. We expect to take up market share and realize our first mover advantages by addressing unfilled demands in the current market.
Eletre is a luxury lifestyle E-segment SUV powered by our 800-volt Electrical Performance Architecture (“EPA”), which is a newly debuted self-developed BEV platform initially based on the same foundation of Sustainable Experience Architecture (“SEA”), the world’s first open-source BEV architecture. Combining its technologically advanced platform with cutting-edge design, Eletre delivers leading performance in acceleration, driving range and charging speed. We have three different versions of Eletre, namely, Eletre, Eletre S and Eletre R, to satisfy the various demands of customers. Eletre R, in particular, generates a maximum 905 horsepower (hp) and can accelerate from 0 to 100 km/h in 2.95s. Its 112-kWh battery pack offers a maximum WLTP range of 490 km and can be recharged from 10% to 80% in less than 20 minutes. While offering unrivaled performance, Eletre comes at a better value-for-money proposition — with average MSRP higher than US$100,000 — compared to traditional luxury OEMs. Eletre had a cumulative global orderbook of over 8,600 units as of September 30, 2023 and vehicle deliveries commenced in China and Europe in 2023. Planning is underway for deliveries to the U.S. and rest of the world. Our second lifestyle production vehicle, Emeya, was launched in September 2023. Production of Emeya is expected to commence in 2024. In addition to Eletre and Emeya, we plan to launch two additional fully-electric vehicles over the next two years, including a D-segment SUV in 2024 and a BEV sports car in 2025.
We believe that our R&D capability is one of our key competitive strengths. Drawn from Lotus brand sports car design heritage, deep automotive expertise and next-generation technologies, our proprietary 800-volt EPA is a high-performance platform for luxury electric vehicles, which was developed over five years of R&D efforts. It features super charging capabilities, high energy conservation, and high-speed data transmission, with high adaptability that can accommodate varying battery sizes, motors, and component layouts across vehicle classes. Such superior design enables us to quickly roll out new models and ramp up production with competitive performance attributes and achieve economies of scale. Aside from the EPA, we have developed a leading ADAS with fully-embedded L4-ready hardware capabilities enabled by the world’s first deployable LiDAR system and proprietary software system. Our five wholly-owned R&D facilities spanning the U.K., Germany and China demonstrate a seamless collaboration among highly experienced and dedicated Lotus teams to support our world-class R&D capabilities.
We manufacture all BEV models through a contract manufacturing partnership with Geely Holding, utilizing Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China, with a production capacity of 150,000 units annually. Leveraging Geely Holding’s readily available production capacity, we believe we can execute our business plan with higher scalability and flexibility while limiting our upfront capital commitments, compared to most other OEMs. Besides, leveraging Geely Holding’s global supply-chain network, strong bargaining power in procurement and stable relationships established with reputable suppliers such as NVIDIA, Qualcomm, CATL, and Momenta, we can secure high-quality components at more competitive prices, which we believe would allow us to better manage any supply-chain disruption risk more effectively compared to other OEMs.
We bring customers a luxury retailing experience through a digital-first, omni-channel sales model to establish and develop direct relationship with customers and covers the entire spectrum of customer experience, both physically and virtually. We operate premium stores in high-footfall locations, providing personalized and exclusive services to create a luxurious purchasing experience for our customers. Our global sales digital platform provides a full suite of luxury retailing experience, including, a virtual showroom of our brand and products, an enquiry, order, purchasing and customization platform, and a reservation system for test driving, product delivery, aftersales services, among others. Our customers can choose their versions of Eletre and are offered a wide range of options for customization, including exterior, interior, and other functions and features. In addition to the fully digitalized online retail model supported by the Lotus App, we adopt a direct sales model and have established co-partnership programs with some of the leading automotive dealers across all regions, in order to expand our presence rapidly in an asset-light manner. As part of the Lotus brand’s philosophy of “born British and raised globally,” we have developed a global sales and distribution network. We and Lotus UK have entered into the Distribution Agreement pursuant to which a subsidiary of ours will be appointed as the global distributor for Lotus UK. As such, we have established a Global Commercial Platform (“GCP”) to distribute Lotus branded vehicles models, including Eletre, Emeya and our future BEV models, as well as the sports car models developed and manufactured by Lotus UK, namely Evija (BEV sports car), Emira (ICE sports car) and another BEV sports car to be launched by Lotus UK in 2025. We believe this is the most efficient approach to market Lotus cars and promote the Lotus brand globally. As of September 30, 2023, we had 206 stores in our global distribution network, and we plan to expand our retail network to over 300 stores by 2025.
As of September 30, 2023, we had shipped a total of over 4,800 vehicles, which consisted of our Eletre model and Emira model distributed through LTIL. As of September 30, 2023, we had a cumulative global orderbook of over 19,000 units of Eletre and Emira.
Our Strategy
The growth of the global luxury car segment is expected to outpace that of the overall car market, growing at a CAGR of 10% from 2021-2031, according to Oliver Wyman. Additionally, driven by regulatory tailwinds and increasing sustainability awareness, the total global BEV market is expected to grow rapidly at a CAGR of 24% from 2021 to 2031. Within the global BEV market, the luxury BEV segment is expected to outgrow the mass market BEV segment, growing at a CAGR of 35% and is expected to reach a total market size of

1.9 million units by 2025. We are well positioned to capitalize on the growth momentum of the global luxury BEV segment by leveraging the following strategies.
Invest in brand equity and fully transform the brand.   Leveraging Lotus brand’s racing heritage and proven leadership, we intend to further elevate the brand by continuing to deliver a portfolio of fully electric and high-performance vehicles which satisfy customers’ expectations and broaden our customer base, in particular high net worth individuals and the tech-savvy younger generations who value our brand’s DNA.
Scale up and expand geographical presence.   We intend to deepen our penetration across all regions. Our Lotus brand is closely associated with “customer engagement” and “community building” and in order to provide our customers a luxurious customer experience, we have adopted a direct-to-consumer global sales and distribution strategy that focuses on establishing and developing direct relationship with customer, especially in selected regions including China, Europe and the U.S., which represent some of the key regions that drive fast growth in the global BEV markets. By offering a luxurious purchasing experience and superior customer service, we expect to further deepen our penetration in the global market and target to establish a total of over 300 stores globally by 2025.
Develop next-generation electric vehicle technologies while monetizing Lotus’s R&D prowess.   We intend to continuously develop and enhance proprietary cutting-edge technologies, including our 800-volt EPA architecture and hardware, algorithm, and software systems to enhance the competitiveness of our vehicles, supported by continuous R&D investment. All of our proprietary technologies are built with the principle of “For the Drivers”, while inheriting our unique design language and philosophy. We are in the process of transforming from a British sports car company to a global pioneer of high-performance lifestyle electric vehicles and have set high quality and safety standards for and make continuous improvements on our vehicles and technologies, including our sensory hardware and ADAS software. We also plan to monetize our R&D capabilities by licensing our IPs to other luxury auto brands and providing ADAS software subscriptions to our customers.
Continue to launch new models and upgrade existing models.   The successful launches of new models are critical for us to continue capturing market share in the luxury BEV market and strengthening our leadership position. We plan to launch a well-balanced portfolio of new models with exceptional performance in the coming years to broaden our customer base, in particular high net worth individuals and the tech-savvy younger generations, and expand our product breadth. We plan to launch two additional fully-electric vehicles over the next two years, including a D-segment SUV in 2024 and a BEV sports car in 2025. We also intend to upgrade our models to equip our vehicles with innovative technology and design.
Focus on sustainability and lead in electrification.   As a leader of the electrification transformation of the luxury car segment, we have launched our E-segment BEV model years ahead of our competitors and plan to continue launching our other BEV models. We also target to become the first traditional luxury auto brand to achieve 100% BEV product portfolio by 2027. As part of the sustainability commitment, we aim to achieve carbon neutrality by 2038, with the Lotus Global Smart Factory, which is owned and operated by Geely Holding. We expect to continue to focus on sustainability leadership by waste reduction, and ongoing adoption of renewable energy and recyclable materials.
Our Strengths
We believe we benefit from a number of competitive advantages:
Early mover in the luxury BEV market.   We are well positioned to capitalize on the rapid growth of the global luxury BEV market and address unmet demand by offering a portfolio of BEV models. The global luxury BEV market is expected to grow rapidly at a CAGR of 35% over 2021 to 2031 and reach 1.9 million units by 2031, according to Oliver Wyman. We operate at the “sweet-spot” within the luxury BEV segment by providing vehicles with a target price range between US$80,000 to US$149,000, which represents the largest volume contributor to the luxury BEV segment. Additionally, the global luxury BEV market is underserved due to limited availability of models. As an early mover in the luxury BEV market, we have launched our E-segment BEV model years ahead of our competitors and expect to continue launching our BEV models and target to become the first traditional luxury auto brand to achieve 100% BEV product portfolio by 2027, expecting to create significant early mover advantages in terms of electrification progress compared to other brands.

Iconic brand with racing heritage.   The core principles and Lotus DNA at the heart of our company come from more than 70 years of sports car design and engineering. The concepts of aerodynamics and lightweight sports car design are highly distinguished and have been the essential part of the Lotus brand’s ethos. Since inception, Team Lotus has won multiple Formula 1 championships, including 6 “FIA Formula 1 Drivers’ World Championships,” 7 “FIA Formula 1 Constructors’ World Champions,” and 81 “FIA Formula 1 Grand Prix Wins.” The Lotus brand was also awarded “Luxury brand of the year” at the prestigious “Luxury Briefing Awards 2019” while Evija received a “2020 MUSE Global Design Award.”
Proprietary next generation technology built on world class R&D capabilities.   Lotus Group has consistently been a technological pioneer in the automotive industry over the past seven decades. Our exceptional technologies are demonstrated by our proprietary 800-volt EPA architecture entailing super-charging capabilities, high energy conservation, and high-speed data transmission, with high adaptability that can accommodate varying battery sizes, motors, and component layouts across vehicle classes. Additionally, we possess leading ADAS technology with fully embedded L4-ready hardware capability, enabled by the world’s first deployable LiDAR system, five 360° perception coverage, and self-developed software system for cognition, decision making, design and control algorithm. Our operating system, Lotus Hyper OS, utilizes technology to create real-time 3D content for passengers. By maintaining a strong focus on R&D and innovation, we expect to enjoy significant competitive advantages over other automotive brands in vehicle performance and driving experience.
Asset-light business model supported by Geely Holding ecosystem.   We adopt an asset-light business model that leverages Geely Holding’s extensive resources in manufacturing, supply chain, R&D, logistics infrastructure, and human capital. We benefit from Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China, with a production capacity of 150,000 units annually, to manufacture our BEV models, which allows us to operate under a highly scalable model that can efficiently execute our business plan with limited upfront capital commitment. Leveraging Geely Holding’s global supply-chain, we can quickly establish and maintain relationships with top-tier global suppliers to secure stable supplies of critical components, particularly components such as battery and automotive chips, which are susceptible to price volatility and supply disruption. We believe the strong support from Geely Holding significantly enhances our ability to expand our global operations more quickly, efficiently, and cost-effectively than other OEMs.
Focus on sustainability targeting fully electric product portfolio.   Being at the forefront of electrification and decarbonization, we lead the electrification transformation of luxury car segment and adhere to the highest international ESG standards with an ESG rating of A- by SynTao Green Finance, which awarded A- and above ranking to only 7% of listed companies in its radar. All future new models of Lotus Group will be fully electric, and Eletre marks our transition to a full line-up of BEVs. In addition, Geely Holding has established a photovoltaic power generation system for its Lotus Global Smart Factory with a capacity of over 16 million kWh in 2023. We believe our commitment to sustainability will resonate with customers who share the same value and vision.
Luxury retailing experience and omni-channel sales model.   We adopt a digital-first, omni-channel sales model that uses digital channels and physical retail service to provide a seamless and unified experience to our customers. The Lotus App offers customizable services on our digital platform, providing great flexibility and scalability in response to market and customer requirements. In addition, we adopt a direct sales model and have established co-partnership programs with leading automotive dealers across all regions. We believe such arrangements can help it expand quickly, while maintaining customer intimacy.
Global, experienced, and visionary leadership.   We have a pioneering, tech-forward and design-led management team with expertise in automotive, technology and innovation. Led by Mr. Qingfeng Feng, an industry veteran and a visionary leader who has served at Geely Holding for more than 20 years. Our management team is made up of seasoned professionals with diversified backgrounds in R&D, technology, automotive design spaces, and with extensive industry experience at other leading auto firms, such as Geely Holding, Volvo, Mercedes Benz, BMW, Porsche, Maserati, Aston Martin, Ferrari and Bugatti.
Our Vehicles
We are a luxury BEV maker that designs, develops, and sells luxury lifestyle vehicles under the iconic British brand “Lotus.” With over seven decades of heritage and proven leadership on racetrack and road cars, the

Lotus brand symbolizes the market-leading standards in performance, design and engineering. Our first lifestyle production vehicle, Eletre, is a new breed of pure electric SUV powered by Lotus’s proprietary 800-volt EPA. Eletre had a cumulative global orderbook of over 8,600 units as of September 30, 2023. Vehicle deliveries commenced in China and Europe in 2023. Planning is underway for deliveries to the U.S. and rest of the world. Our second lifestyle production vehicle, Emeya, was launched in September 2023. Production of Emeya is expected to commence in 2024. In addition to Eletre and Emeya, we plan to launch two additional fully-electric vehicles over the next two years, including a D-segment SUV in 2024 and a BEV sports car in 2025. We also plan to upgrade our models on an ongoing basis.
Eletre
Eletre is the first of our new breed of pure electric SUV. It is our first lifestyle vehicle, which aims to set the standard for our future lifestyle vehicles. The five-seater (four-seater as optional) is 5,103 millimeters long with a 3,019-millimeter wheelbase, providing customers a spacious and comfortable riding experience. Eletre comes with standard five drive modes, switchable through adjusting the front and rear wheel steering, damper settings, chassis controls system, propulsion strategies, and accelerator pedal response.
Three different versions of Eletre are available for pre-order, namely, Eletre, Eletre S and Eletre R, with the choice of two powertrains. These versions are designed to satisfy the various demands of customers — Eletre R is tailored for customers who seek speed and control while Eletre S provides longer range and more comfort. With average MSRP higher than US$100,000, Eletre and Eletre S feature the 450 kilowatts single-speed version, with a maximum miles per full charge (WLTP) of 600 kilometers (km). Eletre and Eletre S can deliver a top speed of 258 km per hour and an acceleration from zero to 100 km per hour in 4.5 seconds and from 80 to 120 km per hour in less than 2.2 seconds, with a maximum of 710 Newton-meter (Nm) of torque. With average MSRP higher than US$130,000, Eletre R comes with the flagship 675 kilowatts dual-speed system, with a maximum WLTP of 490 km and dual-speed version on rear engine. Eletre R can deliver a top speed of 265 km per hour and an acceleration from zero to 100 km per hour in just around 2.95 seconds and from 80 to 120 km per hour in less than around 1.9 seconds, with a maximum of 985 Nm of torque. In addition to standard five drive modes, Eletre R also comes with another track mode. All three versions come with a 112-kilowatt-hour battery pack, with a fast charging time of less than 20 minutes from 10% to 80% capacity using a rapid charger. We offer slightly different Eletre S and R models (namely, Eletre S+ and R+) tailored to the China market.
Efficient aerodynamics have historically been at the heart of the Lotus brand. A significant element of the exterior design of Eletre is porosity, which essentially allows air to flow through the vehicle as opposed to being pushed around it, reducing air resistance and delivering a more efficient journey in terms of improved vehicle range, speed, performance and design aesthetics. Eletre’s interior brings a comfortable and luxurious feeling to passengers, configuring highly durable materials and an immersive infotainment system. Eletre is equipped with a 15.1-inch high definition OLED screen which works in tandem with the digital passenger display and provides access to its advanced infotainment system. Information is displayed to the driver via a head-up display (HUD) featuring augmented reality (AR) technology. Voice control is enabled through advanced speech recognition technology.
Lotus Hyper OS is an operating system powering our advanced digital cockpit cabin installed in Eletre, enabling us to create next-generation real-time 3D digital mapping and graphing experiences. Lotus Hyper OS includes two Qualcomm 8155 System-on-chips to provide accelerated graphic rendering and higher data transmission speeds. Eletre will also debut a next-generation digital head unit, which is expected to provide fully customizable displays, hosted on an advanced driver information module.
Eletre is equipped with the latest connectivity technology, including 5G compatibility, which enables the relevant performance and features of the vehicle to be continuously updated and enhanced via over-the-air (OTA) updates. Eletre owners can connect to the car via a smartphone app, and access driving logs, vehicle and charge status, remote features, location services and other functionalities. Eletre also comes with navigation services, including EV routing, EV range assistant, and predictive routing, and provides a series of safety functions. In addition to standard safety features, Eletre features collision mitigation support (front and rear), traffic sign information, front and rear cross traffic alert, children presence detection, lane departure warning, and emergency rescue call.
As of September 30, 2023, Eletre had a cumulative global orderbook of over 8,600 units. While customers may be able to cancel their orders, the deposit payment is typically non-refundable, except under specific conditions. See “Risk Factors — Risks Relating to Our Business and Industry — We have received a limited number of orders for Eletre, some of which may be cancelled by customers despite their deposit payment and online confirmation.” Annual sales volume of Eletre is expected to be between 40,000 to 50,000 units starting from 2026.
Emeya
Emeya (Type 133), a four-door luxury and performance vehicle, is our second lifestyle vehicle and first hyper grand tourer (hyper-GT) vehicle. It is also one of the world’s most advanced electric hyper-GT vehicles.
Emeya is being developed based on the same advanced EPA architecture and adopting the same strong aerodynamics and intelligent driving system as Eletre. Powered by our high-power dual motor, Emeya can deliver an acceleration from zero to 100 km per hour in 2.8 seconds, making it one of the fastest electric GTs in the world. Equipped with our supercharging feature, Emeya can reach 150 km range with five minutes of charging time and boost up to 80% capacity within 18 minutes of charging time using a 350 kW direct current fast charger. In addition, Emeya has been meticulously designed with the latest sustainable materials to reduce the carbon footprint of its production.
We expect to start production of Emeya in 2024. The average MSRP will be higher than US$100,000. The annual sales volume of Emeya is expected to be between 30,000 and 40,000 units starting from 2027.
Future Models
Type 134
Type 134 is a D-segment BEV SUV planned for launch in 2024 with expected delivery in 2026. With average MSRP higher than US$70,000, Type 134 will be an SUV targeting younger demographics. Annual sales volume of Type 134 is expected to be between 80,000 and 90,000 units starting from 2027.
Type 135
Type 135 is a BEV sports car planned for launch in 2025 with expected delivery in 2027. With average MSRP higher than US$95,000, Type 135 will be our first all-electric sports car, built upon Lotus’s unique sports car platform. Expected annual sales volume of Type 135 is between 10,000 and 15,000 units starting from 2029.
Our Global Commercial Platform
We have developed a Global Commercial Platform, or GCP, for the sales and distribution of our vehicles and sports cars made by Lotus UK. As of September 30, 2023, we had 206 stores in our global distribution network.
Luxury Retailing Experience for Customers
Aiming to provide a future-proof, luxurious customer experience, we adopt a digital-first, omni-channel sales model for Eletre and future BEV models to establish and develop direct relationship with customers, covering the entire spectrum of customer experience, both physically and virtually.
Our global sales digital platform provides a full suite of luxury retailing experience, including, a virtual showroom of our brand and products, an enquiry, order, purchasing and customization platform, and a reservation system for test drive, product delivery, aftersales services, among others. We also create online forums in various geographic markets for customers to engage, search, communicate and interact. Our customers can choose their versions of Eletre and are offered a wide range of options for customization, including exterior, interior, and other functions and features. Our customers can also reserve test-driving sessions and have access to our digital payment system and aftersales services and software updates.
Master Distribution Agreement with Lotus UK
Pursuant to the Distribution Agreement entered into by and between Lotus Cars Limited, the entity carrying out Lotus UK’s sportscar manufacturing operations, and LTIL, we are the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute vehicles, parts, and certain tools, and to provide aftersales services, branding, marketing, and public relations for such vehicles, parts, and tools distributed by it. The Distribution Agreement also provides that each year we and Lotus UK will prepare business plans and annual targets taking into account historical sales figures, forecast demand, national, regional, and local trends, and Lotus UK’s production capacity for the vehicles. Additionally, pursuant to the Distribution Agreement, existing stores and dealers of Lotus UK are transferred to Lotus Tech. As of September 30, 2023, we had 206 stores in our global distribution network. In addition to our Eletre and future BEV models, major vehicle models under the Distribution Agreement include Evija (BEV sports car) and Emira (ICE sports car), both developed and manufactured by Lotus UK, and another BEV sports car expected to be launched by Lotus UK in 2025.

Emira
Launched in 2021 with delivery in 2022, Emira is built on a new Lotus sports car architecture. It uses the pioneering Lotus bonded extruded aluminum chassis technology. Emira is 4,412 millimeters long with a 2,575-millimeter wheelbase. It comes with a power output of 298 kilowatts. Emira can deliver a top speed of 290 km per hour and an acceleration from zero to 100 km per hour in 4.5 seconds, with a maximum of 420 Nm of torque. With average MSRP higher than US$85,000, annual sales volume of Emira is expected to be between 5,000 to 6,000 units starting from 2024.
Evija
Launched in 2019 with an average MSRP of over US$2.2 million, Evija, the world’s first pure electric British hyper car and a 2020 MUSE Global Design Awards winner, is the first Lotus road car to feature a one-piece ultra-lightweight carbon fiber monocoque chassis. It is 4,459 millimeters long and weighs only 1,887 kilograms. Evija comes with 1,500 kilowatts power system, with a WLTP maximum range of 402 km. Evija can deliver a top speed of 320 km per hour and an acceleration from zero to 300 km per hour in 9.1 seconds, with a maximum of 1,700 Nm of torque. Evija is equipped with a 93-kilowatt-hour battery pack, with a fast charging time of around 18 minutes to 100% capacity.
Distribution of vehicles and other products
We are responsible for establishing and maintaining a distribution network and an aftersales service network either selling directly, through Lotus UK’s subsidiaries, or by appointing sub-distributors. We are responsible for making sure that the sub-distributors will meet all the standards and abide by the guidelines as stipulated in the Distribution Agreement and achieve the minimum criteria for sales and aftersales service provisions, each as set out in the annual business plan. We are also responsible for providing branding, marketing, and public relations services in relation to Lotus-branded products.
Under the Distribution Agreement, we are generally responsible for procuring licenses and permits and fulfilling other procedures and formalities required to import the vehicles, while Lotus UK is responsible for obtaining homologation, also referred to as vehicle approval or type approval, of new sports car vehicle models.
Aftersales services
We also provide service and repair for vehicles manufactured or supplied by Lotus UK, in accordance with the applicable aftersales services and warranty services protocol. To provide customers with convenient and hassle-free aftersales experience, we pay close attention to customer requests and carry out testing and inspection that may be necessary to identify defects and ensure satisfactory functioning of vehicles.
Charging Solutions
We are dedicated to offering our customers a convenient and efficient charging experience and provide multiple solutions including home charging, flash charging through our self-owned charging network, and on the go charging which is provided by our designated partners.
In Europe, we partnered with a leading platform which provide our customers with extensive charger network that covers across Europe. We also offer home charging solutions for owners of Eletre and future models.
In China, we provide home charging solutions and partner with leading suppliers that have charging network across the country. Partnering with local charging solutions developers, we operate self-owned charging network that provides 480 kW flash charging for our featured 800-volt EPA in core commercial areas of metropolises such as Beijing and Shanghai, among others. As of September 30, 2023, we had launched 64 flash charging stations.
In the U.S. and other global markets, we plan to provide comprehensive charging solutions tailored for local market conditions and customer demands.
Technology
We have taken a decisive path in developing EV-related technologies to achieve a fully-electric product portfolio. We will further establish our strong technology identity, which will be reflected in future electrified models. Bearing the mentality of an outright technology EV brand, we are leading in vehicle intelligence and digitalization, such as having a smarter ADAS and a more immersive infotainment system. We believe the combination of intelligence, digitalization, and quality will enable us to achieve technological advantages.
Pioneering Architecture and Chassis Platform
Eletre is built on an all-new proprietary 800-volt EPA architecture with integrated, high-voltage power distribution system. This architecture uses aluminum and high tensile steel for optimal structural rigidity. The EPA’s battery system enables intelligent heat management operating system for maximum energy conservation. Equipped with all-wheel drive and electric motor, Eletre can deliver a top speed of 265 km per hour with a maximum of 985 Nm of torque and it can reach up to 905 hp.
The EPA adopts a highly adaptable design and inherits our light-weight philosophy. The high energy density of the battery pack provides the optimal balance between performance and driving range. There are two electric motors, one driving the front wheels and another driving the rear wheels. Its three-in-one electric drive system integrates each motor with an inverter and a transmitter, an efficient design that makes the unit smaller and lighter. Our EPA enables drivers to enjoy stability, precision, and flexibility:
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Stability.   Our EPA system is equipped with active stabilizer bar systems to dynamically adjust stabilizer bars under various driving conditions, and deliver sports car-like experience and premium agility, cornering stability and controllability. The active suspension control system adjusts the height and damping rate of the suspension system to provide an optimal balance between comfort and handling performance.

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Precision.   The active kinematics control available in EPA implemented by a rear-wheel steering system will optimize the cornering control and agility at all speeds. The active kinematics control technology adjusts the turning radius at various speeds and enhances the maneuverability at low speeds and agility at high speeds.

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Flexibility.   Lotus intelligent dynamic control system (LIDC) improves the flexibility of vehicles in complex road conditions, such as curved road conditions, therefore improving the overall stability. The one-box brake system is another highlight which increases vehicle flexibility where a de-coupled system design enables a sports car-like brake pedal feel in combination with improved energy regeneration during braking maneuvers.

Intelligent Driving
Lotus Intelligent Driving research and development commenced as early as 2018. We are committed to building the best platform for advanced intelligent driving technologies and have strong self-development abilities, which includes cognition, decision, planning and control. We support end-to-end intelligent driving technologies with expertise in best-in-class hardware, advanced software and algorithms, and powerful cloud solutions. Our intelligent driving R&D teams in Germany and China have extensive experience in homologation and deep understanding of the behaviors and preferences of local customers. In addition, in 2021, we collaborated with Momenta, a leading intelligent driving technology company, who provided us with insights of perception level technologies.
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Top-class intelligent driving hardware.   We have invested significant resources into the development of hardware and we have L4-ready hardware embedded in our vehicles. Our deployable LiDAR technology is capable of all-around perception coverage with seven HD cameras of eight-megapixel, six long/short-range millimeter-wave radars among which the front and rear are image radars, four 128-line LiDARs, 12 ultrasonic radars, one in-car camera, and four around-view cameras of two-megapixel. By combining radars and LiDARs with camera sensors, Eletre can capture the speed and other information on the road to support high-level intelligent driving functions. In addition, Eletre is also powered and supported by dual Orin-X chips with 500 to 1,000 TOPS computing power to process complex data and image. The L4-ready hardware on Eletre is capable of capturing significant amounts of high-quality information, which in turn could be used to optimize our key intelligent driving algorithms, thereby helping us remain as a leader in the development of such technology. We believe this top-class driving hardware distinguishes Eletre from our competitors’ vehicles and enables Eletre to evolve with the development of intelligent driving technology throughout its life-cycle.

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Advanced software capabilities.   Our intelligent driving R&D team has developed key intelligent driving algorithms including cognition, decision, planning, and control. Our intelligent driving-related testing and simulation tools are also being developed to test and train algorithms and build a foundation of our cloud-based services. Our advanced intelligent driving software and algorithms take into account of various scenarios, including high-way, urban, and tunnels. Our self-developed intelligent driving algorithms was ranked in the top three in motion forecasting competition by Argoverse. Eletre will come with L2 intelligent driving solutions such as driving assistance, parking assistance, and active safety system, upon delivery. On top of these functions, we are developing end-to-end solutions for scenarios such as high-way, urban, and parking, which we expect to integrate into Eletre as premium functions through OTA.

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Powerful cloud services.   We constructed a powerful cloud infrastructure to support cloud-based services to customers. Our cloud services fully empower intelligent driving in data compliance, model training, process optimization, and improve computing power and digital operation capabilities.

We have integrated these hardware, software and cloud capabilities to develop a full stack of advanced intelligent driving technologies, which enable our vehicles to perceive and intelligently react to their surroundings and thereby enhancing their driving experience. By combining our powerful algorithms, HD cameras, radars and high-precision mapping capabilities, our vehicles are able to precisely perceive their surroundings in stereoscopic display. Our vehicles then dynamically react to their perceived surroundings by leveraging our customized planning and control algorithms. Taken together, our intelligent driving solution offers smooth and intelligent driving experience to drivers, even under extreme road conditions.
Advanced E-mobility Platform
We have developed a well-established electrical, instrumentation and control (EIC) system, which enhances the efficiency and performance of BEV models. With the EIC system, we are pioneering the release of 800-volt architecture and incorporating high-power motors into the e-mobility system. In addition, our supercharging design features significant charging efficiency to ensure the consistently strong performance of its e-mobility system.
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Pioneering 800-volt architecture.   We have launched an 800-volt electric platform by doubling the voltage to meet customers’ high-power demand in BEV. This pioneering design can increase the efficiency of energy utilization and reduce the overall weight of vehicles.

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High-power motors.   Eletre comes with two electric motors, one driving front wheels and another driving the rear wheels. The high-power motor driving the rear wheels is self-developed by us with a maximum of 450 kw hp. Those motor also incorporates an 800-volt-SiC inverter and two-speed gearboxes to realize an acceleration from zero to 100 km per hour within three seconds and to maintain strong vehicle power performance at the highest speed of 265 km per hour.

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Supercharging feature.   Underpinned by our self-developed 800-volt architecture and high-power motors, we have developed a 420 kw supercharging solution. The supercharging feature can electrify the battery level from 10% to 80% within 20 minutes and reach 120 km range with five minutes of charging time. We are improving the performance of our supercharging solutions to further reduce the charging time.

Digitalized Cabin and Connectivity
Adhering to our driver-centric design philosophy, we digitalized our cabin design and implemented connectivity features to meet the drivers’ expectations in vehicle digitalization and connectivity. By combining configuration and software systems together, we provide optimized intelligent cabin experiences in driving, entertainment, and interactions for our customers.
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Top cabin configuration.   The cabin of Eletre is equipped with the best-in-class hardware including latest chips and HUD screen technologies. We have onboarded dual Qualcomm 8155 chips to provide accelerated graphic rendering and higher data transmission speeds. Our multi-screens cabin setup provides customers convenient and immersive control over infotainment system.

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Leading cabin operation system.   Apart from top hardware configuration, we also develop our own Hyper OS cabin operating system with the “UNREAL Engine” to support real-time rendering and optimize 3D content and experiences. The operating system enables the screens to achieve a stable 60 frames per second refresh rate on screens and smooth switches among different cabin functions.

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Vehicle Connectivity.   The connectivity features are built for multi-vehicle connection scenarios, allowing for high-speed transmission of data among vehicles and with third parties. To enhance the connectivity functions within the vehicle, we onboarded 5G high-speed mobile networks for external downloads and gigabit ethernet for efficient internal connections among vehicle modules. The Bluetooth 5.2 and ultra-wideband digital keys are serving as critical supplements to vehicle connectivity functions for high-quality data transfer.

Sophisticated Engineering Design
The lightweight vehicle design and vehicle aerodynamics are the most noteworthy engineering features of our BEV models design. We also provide engineering design consultancy services to external OEMs.
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Aerodynamic efficiency.   We have self-developed and patented technologies related to aerodynamics, including wedge-shaped car designs, air intakes, and airfoils, and our electric vehicle portfolio inherits the aerodynamics design heritage. For example, the unique porosity design can reduce the low drag coefficient of Eletre to 0.26, making it easier to pass through the surrounding air. In addition, the active rear spoiler and active air intake grille designs enable Eletre to reach a considerable vehicle downforce for optimal stability at high speeds.

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Lightweight vehicle design.   The “lightweight” design philosophy is key to our heritage and we keep innovating in the use of materials and in designing new processes to reduce vehicle’s weight. For example, we have designed 17 kinds of welding processes to realize lightweight vehicle mass production. The lightweight design enables BEV models to have faster straight-line acceleration, increased range, and extraordinary handling.

Worldwide Research and Development Footprint
We have a dedicated global team to support our R&D activities with a sizable scale and comprehensive functionalities, covering all major technological perspectives. Our approach to innovation demonstrates an inter-connected global collaboration among highly experienced and dedicated Lotus teams in the U.K., Germany and China, each with different technological focuses. Centered around our global headquarters in Wuhan, China, which focuses on cloud computing and online data processing, we operate a software center in Shanghai focusing on global system integration and network security and a research institute in Ningbo focusing on electric architecture, charging and power system, and intelligent driving. We have established two R&D centers on engineering and product design, including Lotus Technology Creative Centre (LTCC) located in the heart of the British car industry in Coventry, U.K., with a focus on automotive design and design strategy, product and brand communication and sustainable material science, and Lotus Technology Innovative Centre (LTIC) located in Frankfurt, Germany, with a focus on behavioral science, innovative vehicle technologies, dynamic attribute development, user interface and regional tuning and application.
Our research and development efforts are focusing on the development of key EV technologies while benefiting from the technological support from the Geely Holding ecosystem. We intend to continuously develop cutting-edge technologies, including our 800-volt EPA architecture and hardware, algorithms, and software system to enhance the competitiveness of our vehicles. We also plan to monetize our R&D capabilities by licensing its IPs and software via subscriptions to other luxury auto brands.
Guided by industry-iconic R&D leaders, our global research and development team has extensive experience in automotive and technology industries. As of September 30, 2023, our R&D team consisted of 1,793 professionals with extensive knowledge in automotive, engineering, software, AI as well as diversified working experiences from leading vehicle manufacturers globally. Such composition ensures solid technology development capabilities, especially in intelligence and digitalization. The diversified cultural and professional background promotes the exchange of ideas from different perspectives and ensures the generation of innovations.

U.K.
LTCC is a world-class automotive design facility mainly responsible for the design of our performance lifestyle vehicles and future vehicle design strategy. LTCC delivers a complete range of creative disciplines that go beyond traditional automotive styling. The studio has dedicated teams working in design strategy, exterior and interior design to user and customer experience, studio engineering, color, materials, and finish. The studio takes a brand first approach to ensure these disciplines are brought together cohesively.
Germany
LTIC is a world-class engineering facility in electric mobility. As a part of our international research and development network, LTIC develops new products and solutions for a new era of premium performance driving, and participates in the development of our high-end technology, such as regional development for ADAS, EPA, new architecture, digital vehicle dynamics, vehicle hardware, and intelligent cabin.
As of September 30, 2023, LTIC had approximately 190 full-time employees. LTIC adopts an agile organizational structure where its members can work in different working teams based on the focuses of various phases of the project. LTIC works in three main areas:
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The global development oversees global products, including, among others, digital chassis and digital vehicle dynamics. This team has assisted with component integration, durability testing, certification and homologation, as well as EV management systems.

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The regional development and delivery collaborates with our U.K. and China teams and is responsible for global R&D platform deployment and specification development, catering to regional customer needs. This team is also responsible for the compliance of our products of legal and regulatory requirements, including, among others, analyzing local legislation, managing data center, and dealing with cybersecurity matters.

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The innovation and new platform development is responsible for creating new concepts and new architectures for our future product pipeline. This team studies new technologies and pioneers in digital vehicle dynamics. In addition, LTIC adopts an agile organization setup approach and engineers can work in different working teams during different phases of the project.

China
Our R&D teams in China are based in Wuhan, Shanghai and Ningbo. We focus our research and development efforts in China on our core technology innovation related to the development of electric architecture, charging and power system, cloud computing, online data processing, global system integration and network security, batteries and energy management, electric motors, electronic control systems, intelligent driving, intelligent manufacturing and more.
We established Lotus Robotics in China, the arm of our in-house intelligent driving competence. Lotus Robotics has built up comprehensive and well-rounded technological capabilities. Its key capabilities include vehicle product development, functional software development, algorithm software development, sensor development, cloud and data, test and validation, computing platform, project management, and marketing and strategies.
Intellectual Property
We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. Our IP portfolio consists of intellectual property rights in, among others, vehicle architecture, intelligent cabin, intelligent driving, and fast charging.
As of September 30, 2023, we had 287 registered patents and 591 pending patent applications in various jurisdictions such as mainland China, the U.S., Japan, and the U.K., etc., including patents for our vehicle architecture, intelligent cabin, intelligent driving, and fast charging related technologies. We also had 265 registered trademarks, including “ELETRE” and “EMEYA,” registered copyrights to 27 software programs developed by us relating to various aspects of our operations, as well as 93 registered domain names as of September 30, 2023.

Manufacturing, Supply Chain, and Quality Control
We view the manufacturers and suppliers we work with as key partners through our vehicle development process. We aim to leverage our partners’ industry expertise to ensure that each vehicle we produce meets our strict quality standards.
Our Collaboration with Geely Holding
We have established a strategic collaborative relationship with Geely Holding and our asset-light business model is supported by Geely Holding ecosystem partners. We expect our partnership with Geely Holding to allow us to bring our vehicles to the market at an accelerated pace by leveraging Geely Holding’s manufacturing capacity, bargaining power in procurement and supply chain, capital investment, and operational support.
We entered into a manufacturing arrangement with Geely Holding, for the manufacture of Eletre and our future models for 10 years starting from 2022. Pursuant to the manufacturing agreement, we commissioned Geely Holding for the production of Eletre and future models and we agreed to authorize Geely Holding to access our technologies for the production of such models. We are mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. We also provide Geely Holding with the necessary intellectual properties for the manufacture of Eletre and future models. Geely Holding is mainly responsible for the ordering and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with our quality assurance framework and approved by Geely Holding. In addition, Geely Holding is responsible for obtaining certificates for the manufactured vehicles.
Manufacturing Plant
Eletre is being manufactured in the BEV manufacturing facility in Wuhan, China, which is owned and operated by Geely Holding. This manufacturing plant is purpose-built for EVs with advanced manufacturing technologies. Covering an area of over one million square meters, the plant has the capacity to produce up to 150,000 vehicles per year. The plant has been constructed to be a brand-new, world-class plant to produce Eletre and other electric vehicles. The plant has the capability of conducting stamping, welding, painting, and assembly, and is equipped with testing tracks, a quality inspection center and a utility power and sewage treatment center. It features an advanced system whereby vehicles can be transported into workshops using intelligent driving technology without any human intervention. The plant is also facilitated with an approximately three km-length track for quality inspection. Customers can experience driving experience such as racing, drifting and off-road on the track. It has nine left turns and seven right turns and can accommodate vehicles driving at speeds up to 230 km per hour through straight line.
Our Suppliers
We seek to partner with reputable suppliers. We leverage the Geely Holding ecosystem for the order of basic auto parts. For our future models, we intend to use most of the same core suppliers as those used for Eletre.
We have developed close relationships with key suppliers. These include NVIDIA, a global leader in AI computing, which provides its chips for the ADAS used in Eletre; Qualcomm, a world’s leading developer of semiconductor technologies, which provides 8155 smart cockpit chips; and CATL, a world’s leading manufacturer of lithium-ion battery, which provides batteries for our BEVs. Most of these suppliers are key partners in the Geely Holding ecosystem with years of strong partnership with Geely Holding.
Similar to other global major automobile manufacturers, we follow our internal process to select suppliers taking into account quality, cost, and timing. We have a part quality management team which is responsible for managing and ensuring that suppliers meet quality standards. Our method for selecting suppliers depends on the nature of the supplies needed. For general parts which are widely available, we examine proposals from multiple suppliers and choose based on quality and price competitiveness, among other factors. For parts requiring special designs, we review design proposals and choose largely based on design-related factors. However, in certain cases we have limited choices given our scale, such as battery cell packages, so in such circumstances we typically partner with suppliers that we believe to be well-positioned to meet our needs. In addition, when part suppliers are selected, we have established certain environmental guidelines in accordance with our ESG strategies and goals.
Quality Assurance
We aim to deliver high-quality products and services to our customers in line with our core values and commitments. We believe that quality assurance is key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. Quality management has been strongly emphasized across all business functions including product development, manufacturing, supplier quality management, procurement, charging solutions, customer experience, servicing, and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation. During the product development, several phases of testing have been implemented to verify our design and production quality. For example, over 400 testing vehicles were built in order to conduct a wide range of function and durability tests, and our tests has run for approximately 1,300,000 kilometers. Our quality standards are guided by industry standards, including ISO9001, R155 CSMS, R156 SUMS, Aspice L2, ISO26262 and ISO/SAE 21434.
Our first volume-manufactured vehicle, Eletre, is manufactured at a new plant which is operated by Geely Holding with quality standards. All lines including stamping, welding, painting, and general assembly are developed in accordance with industry standards with a higher degree of automation. We apply more than 4,000 standards across all phases of product development and supplier quality management. Through the plant automated system, the manufacturing process parameters and parts information are monitored for process control and traceability.
Our Environmental, Social and Governance Charter
Guided by the same principle of the Lotus brand and in collaboration with Lotus UK, our new Environmental, Social and Governance (ESG) Charter formalizes the activities that we have been carrying out. As we transform rapidly to become a global pioneer of electric performance vehicles, we recognize our responsibility to do so in ways that lead our industry in minimizing its impact on the environment, benefitting society and the planet as a whole.
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All electric.   The first of our core ESG commitments is that, throughout the Lotus product line, all future new mainstream vehicles from us and from Lotus UK will be fully electric. Eletre, the latest of our new generation of vehicles, marks our transition to a full line-up of electric vehicles.

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Carbon-neutral sustainable development.   We plan to achieve our goal to become a carbon-neutral company through sustainability in the design of products. Manufacturing sustainability is of high importance to us. Minimizing environmental impacts is one of the most important targets of the manufacturing plant from the very beginning. We have worked with Geely Holding to carry out a series of energy-saving and emission reduction measures at Geely Holding’s manufacturing plant, including adopting the design of dry box spray room, the establishment of photovoltaic power generation, waste gas incineration, rainwater collection, water reuse, waste heat utilization, and other green facilities. The photovoltaic power generation system at Geely Holding’s manufacturing plant has a capacity of over 16 million kWh in 2023. We also target to achieve carbon neutrality (Scope 1, 2 and 3) by 2038. Scope 1 and 2 refer to emissions that are owned or controlled by us whereas Scope 3 emissions are those occur from sources not owned or controlled by us but as a consequence of our activities. The driving change commitment includes significant reduction in carbon emissions throughout the business, substantial elimination of waste, driving efficient and sustainable use of resources in both operations and supply chains, and protecting and preserving natural environments. Geely Holding’s manufacturing plant adopted a water reuse system that replenishes the water volume of Lotus Lake by recycling roof rainwater. The lake water will be treated and used for greening, flushing, and landscaping.

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Inspiring the next generation.   To help engage the next generation of Lotus colleagues, we leverage Lotus’s unique global appeal and stimulate the ambitions of next generation, especially in the creative science, technology, engineering, art, and mathematics subjects. We help carry out educational outreach programs and work with our communities outside the core business to provide support and stability within its environments. We also adopt and align our strategy to external frameworks including the UN Global Compact, including commitments to transparent, responsible, and ethical business management.
We released our first annual ESG Report on October 25, 2023, which documents our ESG strategy and highlights our 2022 ESG achievements as part of Lotus’s advancement into a fully electric, intelligent, and sustainable luxury mobility provider under the brand’s Vision80 strategy. Our strategy focuses on six key fields: Nature Positive, Climate Neutrality, Sustainable Supply Chain, Inclusion and Equality, Community Commitment, and Transparent Governance. We joined the United Nations Global Compact (UNGC) in May 2023, and has set targets aligned with the United Nations Sustainable Development Goals (SDGs) for each field, embedding actionable frameworks into its operations to achieve the global goals.
Branding and Marketing
By building up on our iconic sportscar reputation, together with the ambition to invest in a lifestyle business, we have established a strong commercial organizational competence. Our marketing activities include branding, global marketing campaigns, public relations, digital marketing, creative product marketing, communications, social media, and other marketing programs. We aim to create demand and expand our customer base globally.
We plan to build a network of around 300 retail stores globally by the end of 2025. We believe that one of the most effective forms of marketing is to continually improve our customers’ experience. Our omni-channel sales model is customer-oriented, where our customers can both access our online platform to customize their vehicles, make payments, and order for aftersales services, and come visit us in person, consult our sales team, and reserve for test-driving sessions.
Our marketing department is responsible for building our brand and corporate image, promoting products, facilitating best-in-class customer experience, and providing information regarding our products, strategies, and technology through our omni-channel sales model. In December 2022, we hosted Eletre Hyper Track test drive event at the Shanghai International Circuit where Lotus Eletre R+ (an enhanced version of Eletre R in China) made its first media test drive on a Formula One track. On March 29, 2023, as we successfully completed the first delivery of Eletre, we hosted a delivery ceremony at the Shanghai International Circuit Formula One track to celebrate the occasion, in conjunction with the 75th anniversary of the Lotus brand. We hosted media test drives of Eletre in different countries and regions. In September 2023, we debut Emeya, our first electric hyper-GT, globally in New York.
Furthermore, central functional leadership is in place to help achieve synergies and collaboration at the Lotus Group level. We and Lotus UK are leading the way to build up lifestyle and sportscar businesses respectively under the Lotus brand, ensuring both flexibility and operational uniformity. Customer satisfaction-related performance trackers are incorporated into performance management system as one of the innovative initiatives taken by us to enhance marketing efficiencies.
Cybersecurity and Privacy
We prioritize the trust of our customers and employees and place great emphasis on systems and product security, cybersecurity, and privacy. To protect our systems, products, and data, we apply a variety of technical and organizational security policies, procedures, technical controls and protocols. We have a dedicated team of professionals that focus on application, network, system and product security based upon a clearly defined organizational operating model. We have obtained the ISO/IEC 27001 certifications (GB/T 22080-2016), and R155/R156 certifications. We have also commenced a corporate-wide data privacy policies and controls with dedicated cross-functional resources.
We implement enterprise vulnerability management processes that include periodic scans designed to identify security vulnerabilities and implement a remediation. In addition, we conduct internal and external penetration tests, receive threat intelligence, follow incident response procedures, and remediate vulnerabilities according to severity and risk. Further, seeking to implement effective management, control, and protection, we have established a centralized, organization-wide view of information assets.

We have instituted cybersecurity risk monitor policies to detect threats and cybersecurity risks of our enterprise information assets and products, we have implemented cybersecurity monitoring capabilities that collect and analyze telemetries from a wide range of sources and takes proactive actions to ensure the security risk visualization of our systems and products.
Our cloud security policies seek to enable secure cloud architecture deployments and extend security capabilities. Utilizing signed certificates, encryption keys, message authentication codes, and cryptography algorithms, we adopt authentication and encryption to secure our products, software, vehicles and their components, and OTA updates. Additionally, we utilize pre-condition checks, sequence and dependency execution, and failure recovery when performing updates during the OTA process.
Our vehicle development involves a significant degree of automation and technology. With that level of complexity and interconnectivity in mind, we are building cybersecurity by TARA process into our vehicle development process itself, with the intent of enabling the business to remain resilient to any potential attacks at our vehicle development.
The objective of our privacy policies is to facilitate beneficial uses of data to improve our products and services while preserving our customers’ privacy expectations and complying with applicable law. Global privacy laws and practices will guide the operational design, controls, procedures, and policies for our program. Our strategy accounts for increased risk as our business scales by addressing appropriate security and access controls for customer and employee information. A core tenet of our privacy measures is to implement privacy-by-design principles in both software and hardware development throughout our organization. Our privacy measures will continue to evolve and adapt, utilizing best practices and tailored risk management frameworks, to allow for close collaboration across the organization, particularly between our information technology and legal functions, which is critical for effective privacy measures.
We also work to increase cybersecurity and privacy awareness throughout the organization through education and training. Our cloud security policies seek to enable secure cloud architecture deployments and extend security capabilities. Utilizing signed certificates, encryption keys, message authentication codes, and cryptography algorithms, we have deployed authentication and encryption as part of our efforts to secure our products, software, vehicles and their components, and OTA updates. Additionally, we utilize pre-condition checks, sequence and dependency execution, failure detection, and rollback and recovery when performing updates during the OTA process.
Competition
We face competition from both traditional luxury automotive developers and an increasing number of newer companies focused on electric and other alternative fuel vehicles.
We believe the primary competitive factors on which we compete with our peers include, but are not limited to:
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brand recognition, prestige, and heritage;

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design, styling, and luxury;

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technological innovation;

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driver experience;

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product quality and performance;

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product reliability and safety;

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battery range, efficiency, and charging speeds;

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customer service and customer experience, such as access to charging options and availability and terms of aftersales services;

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product price;

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management team experience at bringing electric vehicles and other disruptive technologies to market;

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manufacturing efficiency;

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environmental impact and perception; and

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the degree and sophistication of related vehicle software.

We believe that we are favorably positioned to compete on the basis of these factors. However, many of our current and potential competitors have substantially greater financial, technical, manufacturing, marketing, and other resources than us. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing, and support of their products. Additionally, many of our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships, and other tangible and intangible resources that exceed ours. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing, and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions in the electric vehicle and luxury automotive markets may result in even more resources being concentrated in our competitors.
We believe our brand and history, our focus on design and experience, our advanced technologies, our relationship with Geely Holding and therefore the benefits we can obtain during vehicle development phase, and our future-proof approach give us a competitive edge and allow us to formulate highly differentiated go-to-market strategy. We also have a scalable asset-light business model that we believe generates significant competitive advantages, allowing us to incur less upfront capital expenditure and focus on R&D and technologies.
Employees
As of September 30, 2023, we had 3,174 full-time employees globally, including in China and Europe. The following table sets forth the numbers of our employees categorized by function as of June 30, 2023.
	As of September 30, 2023
	Number	%
Functions:
Research and development	1,793	56.7
Marketing and sales	672	21.3
Supply chain	240	7.6
Functional support	456	14.4
Total	3,161	100.0
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.
As required by applicable regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under applicable laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees to incentivize their contributions to our growth and development.
We enter into standard labor contracts and confidentiality agreements with our employees. To date, we have not experienced any significant labor disputes.
Properties and Facilities
We have established offices in various cities in China and Europe. As of September 30, 2023, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term (years)
Shanghai, China	23,857	Office, Lotus center, experience store	1 to 10 years
Wuhan, China	18,423	Office, Lotus center, experience store	1 to over 10 years
Ningbo, China	9,389	Office	5 years
Hangzhou, China	4,468	Office, VIP room	2 to 3 years
Beijing, China	4,803	Lotus center, experience store	2.5 to 8.5 years
London, U.K.	250	Office	Less than 1 year
Coventry, U.K.	2,700	Office	5 years
Paris, France	2,596	Experience store, Lotus center, office	6 to 10 years
Amsterdam, Netherlands	2,795	Office	6.5 to 15 years
Houten, Netherlands	802	Lotus center, office	5 to 10 years
Oslo, Norway	1,170	Experience store, fulfillment centre	2 to 8 years
Munich, Germany	475	Office, experience store, fulfillment centre	Less than 1 year to 2 years
Frankfurt, Germany	7,551	Office, workshop	10 to 12 years
Gothenburg, Sweden	40	Office	Less than 1 year
Milan, Italy	40	Office	Less than 1 year
In October 2023, the WFOE pledged the land use rights, buildings and ancillary facilities on certain pieces of land totaling approximately 84,000 square meters where our global headquarters is located in Wuhan, China to the Jingkai Fund pursuant to an exchangeable note agreement entered into between the WFOE and the Jingkai Fund in September 2021. Such pledge will be terminated upon the listing of our securities on Nasdaq.
Insurance
We maintain various insurance policies to safeguard ourselves against risks and unexpected events. We maintain property insurance, public liability insurance, commercial general liability insurance, employer’s liability insurance, driver’s liability insurance, and inland transit insurance. In addition to providing social security insurance for our employees as required by applicable laws, we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

GOVERNMENT REGULATIONS
PRC Government Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulations on Foreign Investment in China
Guidance Catalog of Industries for Foreign Investment
Investments in China by foreign investors and foreign-invested enterprises are regulated by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2021 and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022 and took effect on January 1, 2023. The 2022 Encouraged Catalog and the 2021 Negative List set out the industries and economic activities in which foreign investment in China is encouraged, restricted, or prohibited. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobiles, the research and development and manufacture of key parts and components of intelligent vehicles, and the research and development and manufacture of key parts and components of intelligent vehicles of new energy vehicles fall within the encouraged category. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).
Foreign Investment Law
On March 15, 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020. The 2019 Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic-invested enterprises in China. The 2019 Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition. Furthermore, the 2019 PRC Foreign Investment Law stipulates that foreign-invested enterprises established according to the previously existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the 2019 PRC Foreign Investment Law.
The 2019 Foreign Investment Law stipulates that foreign-invested enterprises operating in “restricted” or “prohibited” industries in the Negative List will be required to obtain market-entry clearance and other approvals from relevant PRC government authorities.
On December 26, 2019, the State Council approved the Implementation Regulations of Foreign Investment Law, which took effect on January 1, 2020, and further requires equal treatment of PRC domestic companies and foreign-invested enterprises in terms of policy making and implementation. On December 26, 2019, the PRC Supreme People’s Court issued an Interpretation on the Application of Foreign Investment Law, which took effect on January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, or division of enterprises.
Regulations Relating to Manufacturing Passenger Vehicles
Pursuant to the Provisions on Administration of Investment in Automotive Industry, which was promulgated by the NDRC and became effective on January 10, 2019, enterprises are encouraged to, through equity investment and production capacity cooperation, facilitate mergers and restructuring, enter into strategic alliances, carry out joint research and development of products, organize joint manufacturing, and increase industrial integration. The leading resources in production, education, research, application, and other areas are encouraged to be integrated, and core enterprises in the automotive industry are encouraged to form industrial alliance and industrial consortium.
Pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, last amended on July 24, 2020 and effective from September 1, 2020, to be included in the Vehicle Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized inspection institution. After these conditions are met and the application has been approved by the MIIT, the qualified vehicles will be included in the Vehicle Manufacturers and Products Announcement by the MIIT. If a passenger vehicle manufacturer manufactures or sells any model of a passenger vehicle without prior approval of the competent authorities, including the inclusion in the Vehicle Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts, and revocation of its business licenses.
Regulations on Compulsory Product Certification
Pursuant to the Regulations on Certification and Accreditation last amended on July 20, 2023, certification and accreditation activities in mainland China shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which took effect on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which took effect on December 3, 2001, and the Compulsory Product Certification Catalogue Description and Definition Form, which was last amended on August 10, 2023, the SAMR is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator shall be ordered to make correction and be imposed with a fine ranging from RMB50,000 to RMB200,000 and the illegal income shall be confiscated.
Regulations on Intelligent Connected Vehicles and Autonomous Driving
On March 24, 2021, the Ministry of Public Security, or the MPC issued the Draft Proposed Amendments of the Road Traffic Safety Law (Proposed Amendments). The Proposed Amendments clarify the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. Further, such road testing should be conducted at designated times, areas and routes in accordance with the law. After passing the road test, vehicles equipped with autonomous driving functions can be manufactured, imported and sold in accordance with the relevant laws and regulations, and those needing access to the road must apply for motor vehicle number plates. The Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council. As of the date of this prospectus, the aforementioned provision has not been officially promulgated or implemented.
On July 27, 2021, the MIIT, the MPC and the Ministry of Transport, or the MOT, jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which became effective on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in China. Pursuant to Circular 97, any entity intending to conduct a road testing of autonomous driving vehicles must obtain a road-testing certificate and a temporary license plate for each tested vehicle. To qualify for above testing certificate and temporary license plate, an applicant entity must satisfy, among others, the following requirements: (1) it must be an independent legal person registered in PRC with the capacity to conduct intelligent connected vehicles-related businesses such as manufacturing, technological research and testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the road tested vehicles, and with the ability of event recording, analysis and reproduction of the vehicles under road testing and ensuring the network security of the vehicles under road testing and the remote monitor platforms; (2) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot mode and human operating mode in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (3) the tested vehicle must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving mode, location and speed; (4) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (5) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. In addition, during testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving mode unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the relevant authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the road-testing certificate issuing authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.
Under the Opinions of the MIIT on Strengthening the Administration of Intelligent Connected Vehicle Manufacturers and Access of Products, which was issued by the MIIT and implemented on July 30, 2021, the primary opinion that enterprises producing auto products with autonomous driving function shall ensure that the auto products at least satisfy the following requirements: (i) it is capable of automatically identify the failure of the autonomous driving system and whether the designed operating conditions are continuously met, and take risk mitigation measures to achieve the minimum risk level; (ii) it is equipped with human-machine interaction function displaying the operating condition of the autonomous driving system; (iii) it has an event data recording system and autonomous driving data recording system to meet relevant functions, performance and safety requirements for accident reconstruction, liability determination and cause analysis, etc.; (iv) it must satisfy the safety requirements to ensure functional safety, expected functional safety, network safety and other process safety, as well as testing requirements such as simulation nature, closed area, actual road, network safety, software upgrade, data recording, to avoid foreseeable and preventable accidents under the designed operating conditions of the tested vehicles.
Pursuant to the Notice of the MIIT on Strengthening Network Safety and Data Safety Work of Vehicle Connectivity issued by the MIIT and implemented on September 15, 2021, enterprises engaged in vehicle connectivity shall strengthen the prevention and protection of intelligent connected vehicles safety, vehicle connectivity’s network safety, vehicle connectivity’s service platform safety and data safety, and improve the safety standard system, for network safety and data safety.
According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of the relevant spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support.
Regulations on Automobile Sales
According to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce on April 5, 2017 and effective from July 1, 2017, automobile suppliers and dealers, after receiving a business license, are required to file the basic information through the information management system for the national automobile circulation operated by the competent commerce department of the State Council within 90 days; and such automobile suppliers and dealers must update any change to their filed information within 30 days upon such change in information.
Regulations on the Recall of Defective Automobiles
According to the Administrative Provisions on Defective Automotive Product Recalls, amended on March 2, 2019, the product quality supervision department of the State Council is in charge of the supervision and administration of recalls of defective automobile products nationwide. If an automobile producer is informed of any possible defect in its automobile products, it shall immediately organize an investigation and analysis and truthfully report the results of the investigation and analysis to the product quality supervision department of the State Council. If an automobile producer confirms the existence of a defect in its automobile products, it shall immediately cease the production, sale or import of the defective automobile products and recall all such defective products, and at the same time, it shall formulate a recall plan and file it with the product quality supervision and management department of the State Council. Any recall plan previously filed shall be filed again if there is any change to it. If the producer fails to implement the recall, the product quality supervision department of the State Council shall order the recall. If any automobile producer conceals a defect, refuses to recall by order or fails to stop producing or selling or importing the defective automobile products, it will be ordered to make a correction and subject to fines. Any illegal income will be confiscated, and in severe cases, the relevant permit will be revoked by the licensing authority.
According to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls amended on October 23, 2020, the SAMR is responsible for the supervision and administration of recalls of defective automobile products nationwide. To implement a recall, the producer shall formulate a recall plan and file it with the SAMR and notify its operators in an effective manner. If a producer modifies a recall plan that is previously filed, it shall file it again with the SAMR and submit explanatory materials. The producer shall release the information of the defective automobile products and the information related to the implementation of a recall in ways that are convenient for the public to receive such information, such as through newspapers, websites, radio and television, and inform owners of the automobile products of such defects, emergency treatment to avoid damage and the producer’s measures to eliminate the defects.
According to the Circular on Further Improving the Regulation of Recall of Automobile with OTA Technology promulgated by the SAMR on November 23, 2020 and effective from the same date, automobile producers that provide technical services through OTA, in respect of the vehicles sold, are required to complete filing with the SAMR. If a producer adopts the OTA method to eliminate defects in automobile products and implements a recall, it shall formulate a recall plan and file it with the SAMR. If the OTA method fails to effectively eliminate defects or cause new defects, the producer shall take recall measures again.
According to the Notice on the Filing of Online Upgrade of Automotive Software promulgated and implemented by the MIIT Equipment Industry Development Center on April 15, 2022, filing shall be made for a vehicle manufacturer that has obtained the manufacturing permission license for road vehicles, the vehicle products with OTA upgrade function produced by it and the OTA upgrade activities conducted, with tiered filing based on the impact assessment of specific upgrading activities. In particular, it can be divided into three categories: (i) for upgrading activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises may directly conduct such upgrading activities after filing; (ii) for upgrading activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other relevant requirements. Among them, for upgrading activities involving the change of technical parameters in the Notice, enterprises shall apply for product change or extension with the MIIT in accordance with the management requirements of the Notice before filing such upgrading activities, with such upgrade subject to the completion of product admission under the Notice according to the process, so as to ensure the consistency of vehicle product production; (iii) for upgrading activities involving vehicle autonomous driving functions (level 3 and above of driving automation classification), they should be approved by the MIIT.
According to the Guiding Opinions on Further Strengthening the Construction of Safety System for New Energy Vehicle Enterprises issued by the General Office of the MIIT, the General Office of the MPC, the General Office of the MOT, the General Office of the Ministry of Emergency Management and the SAMR on March 29, 2022, it proposed to comprehensively enhance the safety capabilities of enterprises in safety management mechanism, product quality, operation monitoring, after-sales service, accident response and handling, as well as network security, improve the safety of new energy vehicles, and promote the high-quality development of the new energy vehicle industry.
Regulation on Import and Export of Goods
Pursuant to PRC Foreign Trade Law promulgated on May 12, 1994 and last amended on December 30, 2022, foreign trade operators shall submit documents and material related to its foreign trade activities to the relevant authorities in accordance with the provisions promulgated by the foreign trade authorities of the State Council or other relevant State Council departments in accordance with the law.
According to the PRC Customs Law last amended on April 29, 2021, where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications. Record-filing of customs declaration entities shall be valid permanently.
Regulations on Product Liability and Consumer Protection
On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which took effect on January 1, 2021. According to the Civil Code, if defective products are identified after they have been put into circulation, their manufacturers or sellers must timely take remedial measures such as warning announcement and product recall. If damage arises from a defective product, the aggrieved party may seek compensation from either the manufacturer or the seller of the product. If the defect is caused by the seller, the manufacturer will be entitled to seek indemnification from the seller upon compensation of the aggrieved party. If the products are manufactured or sold with known defects causing deaths or severe health issues, punitive damages may be claimed in addition to compensatory damages.
Pursuant to the PRC Product Quality Law last amended on December 29, 2018, a manufacturer is prohibited from making or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may claim compensation against the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the manufacture or sale of the products and could be subject to confiscation of the products or fines. Income from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the business license may be revoked.
Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities.
Regulations Relating to Battery Recycling for Electric Vehicles
The Interim Measures for the Administration of Recycling Traction Batteries of New Energy Vehicles, which was promulgated by the MIIT in conjunction with the Ministry of Science and Technology, or the MOST, the Ministry of Environmental Protection (or the MEE, later known as Ministry of Ecology and Environment), the MOT, the Ministry of Commerce, the AQSIQ and the National Energy Administration of the PRC, or the NEA on January 26, 2018 and effective from August 1, 2018, implements the system of extended responsibility of producers, according to which the main responsibility for traction battery recycling is borne by automobile manufacturers, and relevant enterprises shall fulfil their corresponding responsibilities in all aspects of traction battery recycling and utilization to ensure the effective use and environmentally-friendly disposal of traction batteries.
According to the Interim Provisions on Traceability Management of Traction Battery Recycling for New Energy Vehicles, which was effective from August 1, 2018, the “Integrated Management Platform for National Monitoring of New Energy Vehicles and Traceability of Traction Battery Recycling and Utilization” shall be established to collect information on the whole lifecycle of traction battery production, sales, use, disposal, recycling and utilization, and to monitor the fulfilment of the responsibility of battery recycling and utilization by the subjects of each link. From the effective date of the Interim Provisions on Traceability Management of Traction Battery Recycling for New Energy Vehicles, the new energy vehicle products that have obtained the Announcement of Road Power-Driven Vehicle Manufacturing Enterprises and Products and the imported new energy vehicles that have obtained compulsory product certification are managed in a traceable manner. For the new energy vehicle products that have obtained access approval and the imported new energy vehicles that have obtained compulsory product certification before the effective date of the Interim Provisions on Traceability Management of Traction Battery Recycling for new energy vehicles, the implementation of traceability management will be delayed for 12 months. If, after the deadline, it is necessary to use traction batteries that are not coded according to national standards in the process of maintenance or other processes, an explanation shall be submitted.
According to Requirements of the Industry Standards for the Comprehensive Utilization of Wasted Power Storage Batteries of New Energy Vehicles and Interim Measures for the Administration of the Announcement of the Industry Standards for the Comprehensive Utilization of Wasted Power Storage Batteries of New Energy Vehicles promulgated by the MIIT on December 16, 2019 and became effective on the same date, enterprises that carry out echelon recovery or recycling recovery of wasted power storage batteries of New Energy Vehicles shall follow the principle of echelon recovery first, and then recycling recovery to improve the comprehensive utilization according to the national and industrial standards and technical information such as dismantling, disassembling and historical data of power storage batteries provided by new energy vehicle manufacturers and other manufacturers. Established new energy vehicle manufacturers and energy vehicle batteries manufacturers are encouraged to participate in new comprehensive utilization projects.
Favorable Government Policies Relating to New Energy Vehicles in mainland China
Government Subsidies for New Energy Vehicle Purchasers
According to the Notice by the Ministry of Finance of the PRC, or the MOF, the MOST, the MIIT and the NDRC of the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles in 2016 – 2020 jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on April 22, 2015 and effective from the same date, those who purchase new energy vehicles included in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application from 2016 to 2020 may obtain subsidies. The Notice specifies that the subject of the subsidies for new energy vehicles purchases are consumers, who shall receive the subsidy in the form of an amount settled between the new energy vehicle manufacturer and the consumer at the price after deducting the subsidy when selling the product, and then the subsidy advanced by the enterprise shall be paid by the central government to the new energy vehicle manufacturer in accordance with procedures. According to the Notice, the subsidy standard for other models (excluding fuel cell vehicles)

for 2017 to 2020 is appropriately reduced, of which, the subsidy standard for 2017 to 2018 is reduced by 20% as compared to that of 2016, and for 2019 to 2020 by 40% as compared to that of 2016.
According to the Notice of Adjusting the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 29, 2016 and effective from January 1, 2017, the threshold of the Catalog of Recommended Models for obtaining government subsidy was raised and the subsidy from local government shall not exceed 50% of the subsidy from the central government for every vehicle. Meanwhile, it specifies that the central and local subsidy standards and caps for other models (excluding fuel cell vehicles) from 2019 to 2020 shall be reduced by 20% as compared to the then existing subsidy standards.
According to the Notice of Adjusting and Improving the Policies on the Government Subsidies for Promotion and Application of New Energy Vehicles (or referred to as the “2018 Notice of the Polices on Government Subsidies for Vehicles”) and the Notice of Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles (or referred to as the “2019 Notice of the Polices on Government Subsidies for Vehicles”) jointly promulgated by the MOF, the MOST, the MIIT and the NDRC between 2018 and 2019, the aforementioned notices gradually adjusted the subsidy scheme for the promotion of new energy vehicles and the product technical specifications for new energy vehicles.
According to the Notice of Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles (or referred to as the “2020 Notice of the Policies on Government Subsidies for Vehicles”) jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on April 23, 2020 and came into effect on the same day, the implementation period of the policies on government subsidies for new energy vehicles was extended to the end of 2022, and it confirms that the subsidy standards for 2020 to 2022 shall be in principle reduced by 10%, 20% and 30% respectively from a year earlier, and the subsidized vehicles shall be in principle capped at approximately 2 million units per year. The Notice stipulates that since 2020, new energy passenger vehicles and commercial vehicles enterprises shall make a single application for subsidy settlement of 10,000 and 1,000 units respectively, and new energy passenger vehicles must be sold for not more than RMB300,000 before the subsidy, except for the vehicles adopting battery-swapping technology. The abovementioned four departments jointly promulgated the Notice on Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles (or referred to as the “2021 Supplementary Notice of the Polices on Government Subsidies for Vehicles”) on December 31, 2020, which specifies that the subsidy standard for new energy vehicles in 2021 shall be reduced by 20% as compared to that of 2020. The abovementioned four departments further jointly promulgated the Notice of Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles in 2022 (or referred to as the “2022 Supplementary Notice of the Policies on Government Subsidies for Vehicles”) on December 31, 2021, which specifies that the subsidy standard for new energy vehicles in 2022 shall be reduced by 30% as compared to that of 2021 and it also specifies that the 2022 policies on government subsidies for new energy vehicles shall end on December 31, 2022.
Exemption of Vehicle Purchase Tax
On June 19, 2023, the MOF, the SAT and the MIIT promogulated the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles, which stipulates that for purchases of qualified new energy vehicles listed in the Catalog of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by MIIT and the SAT, the policy on vehicle purchase tax exemption was extended until December 31, 2025, provided that the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000. New energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 are subject to the Vehicle Purchase Tax at a 50% reduced rate, provided that the reduced tax amount for each new energy passenger vehicle shall not exceed RMB15,000.
Non-Imposition of Vehicle and Vessel Tax
According to the Notice of the Policies on Energy-saving and New-energy Vehicles Enjoying Vehicle and Vessel Tax Reduction and Exemption jointly promulgated by the MOF, the MOT, the SAT, and the MIIT on July 10, 2018 and effective from the same date, purely electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plates
In recent years, in order to ease road traffic congestion and improve air quality, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, effective from March 1, 2021, from the date of implementation to December 31, 2023, the special plate quota will be issued for free to qualified consumers who purchase new energy vehicles, while from January 1, 2023, the special license plate quota will no longer issued to consumers who purchase plug-in hybrid (including extended-range) vehicles.
Policies Relating to Incentives for Electric Vehicle Charging Infrastructure
According to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of New Energy Vehicles effective on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Electric Vehicle Charging Infrastructure effective on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015 – 2020) effective on October 9, 2015, the PRC government has actively promoted the construction of charging infrastructure and requires local governments to actively build urban public charging facilities and appropriately simplify relevant planning and construction approval, improve the policies on fiscal prices and gradually standardize the charging services pricing mechanism.
According to the Notice on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by the NDRC, the NEA, the MIIT and the Ministry of Housing and Urban-Rural Development of the PRC, or the MOHURD on July 25, 2016, new residential areas shall unify the laying of power supply lines to dedicated fixed parking spaces with pre-reserved room for meter boxes, charging facility installation locations and electricity capacity, and develop the construction plans on power supply facilities for public parking spaces according to local conditions, facilitating the construction and installation of charging infrastructure, and local governments are encouraged to take the lead in developing a comprehensive pilot construction program for the construction and operation of charging infrastructure in residential areas and actively carrying out pilot demonstrations.
According to the Development Plan for the New Energy Vehicle Industry (2021 – 2035) promulgated by the General Office of State Council on October 20, 2020, China will accelerate construction of charging infrastructure, improve the level of charging infrastructure services, and encourage business model innovation.
Pursuant to the Notice on the Issuance of Financial Support to Facilitate Efforts in Reaching Peak Carbon Dioxide Emissions and Carbon Neutralization issued by the MOF on May 25, 2022, it proposes to vigorously support the development of new energy vehicles and improve the supporting policies for charging and replacement infrastructure.
Pursuant to the Opinions on Promoting Urbanization Construction with County Towns as an Important Carrier issued and implemented by the General Office of the CPC Central Committee and the General Office of the State Council on May 6, 2022, it emphasizes to improve municipal transportation facilities. One of the initiatives is to accelerate the construction of charging piles by optimizing the construction layout of public charging and replacement facilities.
According to the Implementation Plan for New-type Urbanization During the 14th Five-Year promulgated by the NDRC on June 21, 2022, it will optimize the construction layout of public charging facilities, improve the charging facilities of residential areas and public parking, and construct charging facilities or reserve installation conditions for all the reserved parking spaces of new residential areas.
According to the Implementation Plan for Reaching Peak Carbon Dioxide Emissions in Urban-Rural Development promulgated and implemented by the MOHURD and the NDRC on June 30, 2022, it encouraged the selection of new energy vehicles and promoted the construction of community charging and replacement facilities.

Corporate Average Fuel Consumption and New Energy Vehicle Credit Schemes for Vehicle Manufacturers and Importers
On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs of PRC and the SAMR jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (Parallel Credits Measure), which were most recently amended on June 29, 2023 and took effect on August 1, 2023. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the new energy vehicle credits, and corporate average fuel consumption credits, above zero, regardless of whether new energy vehicles or vehicles powered by ICEs, or the ICE vehicles are manufactured or imported by it, and new energy vehicle credits can be earned only by manufacturing or importing new energy vehicles. Therefore, new energy vehicle manufacturers will enjoy preferences in obtaining and calculating new energy vehicle credits.
New energy vehicle credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to the Parallel Credits Measure, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by MIIT (in the case of battery electric vehicle, the new energy vehicle credit of each vehicle is equal to (0.0034 x Vehicle Mileage + 0.2) x Mileage Adjustment Coefficient x Battery Energy Density Adjustment Coefficient x Electricity Consumption Coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the new energy vehicle credit ratio set by the MIIT. The new energy vehicle credit ratios are 14%, 16% and 18% for the year of 2021, 2022 and 2023, respectively, increasing from 10% and 12% for 2019 and 2020, respectively. Excess positive new energy vehicle credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative new energy vehicle credits can be offset by purchasing excess positive new energy vehicle credits from other manufacturers or importers.
According to these measures, the requirements on the new energy vehicle credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the relevant rules and regulations.
Recent Policies to Promote New Energy Vehicle Consumption
Pursuant to the Guiding Opinions on Further Promoting Electric Energy as Replacement jointly issued by ten ministries and commissions including the NDRC and the MIIT on March 4, 2022, it proposes to further promote the electrification of the transportation sector. It suggests the acceleration of the electrification of urban public transport by prioritizing the use of new energy vehicles in sectors such as urban public transport, taxis, sanitation, postal services, logistics and distribution. Where vehicles and equipment need to be added and replaced in key areas of air pollution prevention and control such as ports and airports, those areas shall prioritize the use of new energy vehicles. Besides, it vigorously promotes household electric vehicles and speeds up the construction of infrastructure such as electric vehicle charging piles.
Pursuant to the Opinions on Further Unleashing Consumption Potential to Promote Sustained Recovery of Consumption issued and implemented by the General Office of the State Council on April 25, 2022, it emphasizes to break down the barriers of consumption restrictions. One of the initiatives is to steadily increase the consumption of automobiles and other consumption in bulk stocks and no additional vehicle purchase restriction measures shall be issued in all regions. In the regions where purchase restrictions have been implemented, it shall gradually increase the number of vehicle increment indicators, relax the eligibility criteria for vehicle purchasers, and gradually remove vehicle purchase restrictions based on local conditions; vigorously develop green consumption and continue to support the acceleration of development of new energy vehicles, as well as fully tap into the consumption potential in counties and townships, while emphasizing on guiding enterprises to carry out promotions in rural areas with the focus on automobiles and home appliances, encouraging eligible areas to introduce new energy vehicles and green smart home appliances to the countryside, and promoting the construction of charging piles (stations) and other supporting facilities, so as to fully explore consumption potentials from counties and villages.
Pursuant to the Notice of the State Council on Issuance of a Series of Policies and Measures to Consolidate and Stabilize the Economy issued by the State Council on May 31, 2022, it emphasizes to steadily increase the consumption of automobiles and other consumption in bulk stock, and no additional automobile purchase restrictions shall be issued in all regions. In the regions where purchase restrictions have been implemented, it shall gradually increase the number of vehicle increment indicators, relax the eligibility criteria for vehicle purchasers, and encourage the implementation of differentiated policies based on urban and rural indicators; optimize the investment, construction and operation models of new energy vehicle charging piles (stations), and gradually realize full coverage of charging facilities in all communities and operating parking lots, and accelerate the construction of charging piles (stations) in expressway service areas, passenger transport hubs and other areas.
According to the Notice on the Measures for Invigorating Automobile Circulation and Boosting Automobile Consumption issued by 17 departments including the Ministry of Commerce on July 5, 2022, it provided to (i) support the purchase and use of new energy vehicles; (ii) accelerate the activation of the second-hand cars market; (iii) promote vehicle renewal consumption; (iv) promote the sustainable and healthy development of the parallel import of vehicles; (v) optimize the environment for vehicle use; (vi) enrich vehicle financing services.
In addition, various provinces and cities recently have also actively responded and introduced tailor-made local polices for promoting vehicle consumption. For example: (i) On April 27, 2022, the General Office of the Guangdong Province People’s Government issued the Notice on Several Measures for Further Promoting Consumption in Guangdong Province, which emphasizes to encourage vehicle consumption. Firstly, the special campaign for automobile “old for new” service will continue, and subsidies are granted to those who scrap or transfer out old vehicles with license plates registered in Guangdong under their names and buy new ones in their respective provinces with old-for-new promotion models and licensed in the province. Among which, subsidies for scraping old vehicles and purchasing new energy vehicles are RMB10,000 per unit and for scraping old vehicles and purchasing ICE vehicles are RMB5,000 per unit; subsidies for transferring out old cars and purchasing new energy vehicles are RMB8,000 per unit and for transferring out old cars and purchasing ICE vehicles are RMB3,000 per unit. Secondly, it encourages purchase of new energy vehicles. From May 1 to June 30, 2022, subsidies for individual consumers who purchase new energy vehicle models within the range of old-for-new promotion models in their respective provinces are RMB8,000 per unit. Thirdly, it optimizes car purchase management. It further revises and improves the regulations on car purchase qualifications, and increases the number of vehicle incremental indicators; (ii) On May 24, 2022, the People’s Government of Hubei Province issued the Notice of the General Office of the Provincial People’s Government on the Issuance of Certain Measures to Accelerate the Recovery and Boosting of Consumption to encourage automobile consumption, the key measures include: (x) the implementation of a special campaign to exchange old vehicles for new ones from June to December 2022, which provides subsidies to individual consumers who scrap or transfer out old vehicles with Hubei license plates under their names while purchasing new vehicles in Hubei Province and registering them in the province, with the required funds to be shared among the provincial government and municipalities at 50% respectively. Among which: subsidies for scrapping old vehicles and purchasing new energy vehicles are RMB8,000 per vehicle, and subsidies for scrapping old vehicles and purchasing ICE vehicles are RMB3,000 per vehicle; subsidies for transferring out old vehicles and purchasing new energy vehicles are RMB5,000 per vehicle, and subsidies for transferring out old vehicles and purchasing fuel vehicles are RMB2,000 per vehicle. The tax reduction policy of reducing the VAT on second-hand vehicle transactions from 2% to 0.5% will be fully implemented to reduce the costs of second-hand vehicle trading and improve circulation efficiency. Vehicle production will be encouraged and trading enterprises are encouraged to adopt various methods to benefit consumers; (y) the organization and implementation of a new round of new energy vehicle introduction to the countryside; and (z) carrying out new energy vehicle promotion activities and the implementation of the existing national promotion subsidy and exemption from vehicle purchase tax policy for consumers (including business units) who purchase new energy vehicles.

Regulations on Value-Added Telecommunications Services
In 2000, the PRC State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which was most recently amended on February 6, 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated on June 6, 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP license, from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.
Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in September, 2000 and amended in January, 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.
According to the Provisions on the Administration of Mobile Internet Applications Information Services amended by the CAC on June 14, 2022 and effective on August 1, 2022, the CAC is in charge of the law enforcement of supervision and administration of the information contents of mobile internet apps nationwide; providers rendering permitted internet information services via mobile internet applications shall also be subject to information security requirements; and mobile internet application providers shall sign a service agreement to clarify the rights and obligations of both parties.
Under the 2021 Negative List, the provision of value-added telecommunications services falls into the restricted category (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers) and the foreign shareholding ratio shall not exceed 50%.
Regulations on Cyber Security and Privacy Protection
Internet Information and Automotive Data Security
Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016 and implemented on June 1, 2017, the state shall implement the multi-level protection scheme for network cybersecurity. Network operators shall, according to the requirements of laws and requirements as well as the mandatory requirements of national and industry standard, develop internal security management mechanisms, take technical measures and other necessary measures to ensure network security and stable operation. Under the Cybersecurity Law of PRC, where network operators provide network access and domain registration services for users, handle network access formalities for fixed-line or mobile phone users, or provide users with information release services, instant messaging services and other services, they shall require users to provide true identity information, or otherwise, the network operators shall not provide them with relevant services. The PRC Cybersecurity Law also specifies that the network operators shall provide technical support and assistance to public security organs and state security organs for safeguarding national security and crime investigation activities. Network operators in violation of the provisions of this law may be subject to penalties, such as being ordered to make rectifications, given warnings or fines, confiscated of unlawful gains, ordered to a temporary suspension of operations, a suspension of business for corrections, closing down of websites, revocation of relevant operations permits, etc.
According to the PRC Data Security Law passed by the SCNPC on June 10, 2021 and implemented on September 1, 2021, the state establishes a classified and tiered system for data protection. When conducting data processing activities, one shall comply with laws and regulations, establish a sound, full-range data security and management system, organize and conduct data security education and training as well as take corresponding technical measures and other necessary measures to protect data safety. The use of the internet and other information networks to carry out data processing activities shall, on the basis of the multi-level protection scheme for network cybersecurity, fulfil the obligations of data security protection. The handlers of important data shall, in accordance with relevant provisions, carry out risk assessment on their data processing activities on a regular basis and submit risk assessment reports to the relevant competent authorities. Relevant organizations and individuals shall cooperate with public security departments or state security organs in obtaining data for the purpose of safeguarding state security or investigating crimes according to law. Those who fail to fulfil the obligations of data security protection and provide important data abroad in violation of the law will be ordered to correct, warned, fined, suspended with their business or suspended for rectification, or revoked of relevant business licenses.
According to the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, jointly issued by the General Office of the CPC Central Committee and the General Office of the State Council on July 6, 2021, China will strengthen the standard review in data security, cross-border data flow and confidential information management.
On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology, or the Data Security Measures in the IT Field, which took effect on January 1, 2023. Data Security Measures in the IT Field provide that all businesses which handle industrial and telecoms data in China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Industrial data refer to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. Telecoms data refer to the data generated and collected in the course of telecommunications business operations. In accordance with the Data Security Measures in the IT Field, the industrial and telecommunication data handlers shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data handlers shall establish and improve a sound data classification management system, take measures to protect data based on the levels, carryout key protection of critical data, implement stricter management and protection of core data on the basis of critical data protection, and implement the protection with the highest level of requirement if different levels of data are processed at the same time. The Data Security Measures in the IT Field also impose certain obligations on industrial and telecommunication data handlers in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc.
The Administrative Provisions on Security Vulnerability of Network Products was jointly promulgated by the MIIT, the CAC and the MPC on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. In response to the Cybersecurity Law, network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the Cybersecurity Law. Since the Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.
According to the Several Provisions on the Management of Automobile Data Security (Trial Implementation) (Provisions on Automobile Data) jointly issued by the CAC, NDRC, MIIT, the MPC and the MOT on August 16, 2021 and implemented on October 1, 2021, automobile data handlers including automobile manufacturers, components and parts and software suppliers, dealers, maintenance organizations, and ride-hailing and sharing service enterprises shall process automobile data in a lawful, legitimate, specific and clear manner, and such data include personal information and important data involved during the design, production, sales, use, operation and maintenance, among others, of vehicles. Automobile data handlers are encouraged by the Provisions on Automobile Data to adhere to the following principles: the principle of in-vehicle processing, unless it is indeed necessary to transfer data out of the vehicle; the principle of non-collection by default; the principle of appropriate accuracy and coverage, and the principle of desensitization. Automobile data handlers shall obtain individual consent for processing personal information or rely on other legal bases in accordance with applicable laws and regulations. Where the automobile data handlers collect data containing images of people outside the vehicle and transmit the data out of the vehicle for the purpose of improving driving safety, and if it is not possible to obtain the consent of these people, such personal information shall be anonymized by means such as deleting the pictures containing identifiable natural persons, or partially contouring the facial information in the pictures. The Provisions on Automobile Data also provided that important data means the data that may endanger national security, public interests, or the lawful rights and interests of individuals or organizations once it has been tampered with, destroyed, leaked, or illegally obtained or used, including data of important sensitive areas, operating data of vehicle charging networks, personal information involving more than 100,000 personal information subjects, video and image data outside the vehicles that contain face information, license plate information, etc. Important data shall be stored domestically by laws. If such data need to be provided outside China due to business needs, it shall go through the safety assessment organized by the national cyberspace administration and relevant ministries of the State Council. To process important data, automobile data handlers shall conduct risk assessment in accordance with the regulations and submit risk assessment reports to related departments at provincial levels. As of the date of this prospectus, no implementing rule had been published in this regard. In addition, automotive data handler processing important data shall, by December 15 of each year, report to the related departments at provincial levels the information on automotive data security management. The implementation of such requirement on annual report is subject to the authority of related departments at provincial levels. Illegal automobile data handlers shall bear administrative punishment by laws and if a crime is committed, shall bear criminal liability.
According to the Regulations of Security Protection for Critical Information Infrastructure, or the CII Protection Regulations, issued by the State Council on July 30, 2021 and implemented on September 1, 2021, critical information infrastructure means network facilities and information systems in important industries and fields — such as public communication and information services, energy, transportation, irrigation, finance, public services, e-government, and science and technology industries for national defense — that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked. The Regulations emphasize that no individual or organization may engage in any activity of illegally hacking into, interfering with, or damaging any critical information infrastructure or endanger the critical information infrastructure security.
On April 13, 2020, the Measures for Cybersecurity Review was jointly promulgated by the CAC, the NDRC, the MIIT, the MPC, the Ministry of State Security, the MOF, the Ministry of Commerce, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the National Administration of State Secrets Protection and the State Cryptography Administration, revised on December 28, 2021 by the aforementioned departments and the CSRC, and the Revised Measures for Cybersecurity Review was formally implemented on February 15, 2022. According to the Revised Measures for Cybersecurity Review, operators of online platforms with personal information of more than one million users must file a cybersecurity review with the Cybersecurity Review Office when they pursue listing in a foreign country. In the meantime, the governmental authorities have the discretion to initiate a cybersecurity review on any data processing activity if they deem such a data processing activity affects or may affect national security. The specific implementation rules on cybersecurity review are subject to further clarification by subsequent regulations.
On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, effective and implemented on September 1, 2022. The Measures for the Security Assessment of Cross-border Data Transfer applies to the security assessment conducted by data handlers where they provide overseas parties with important data and personal information collected and generated during the operation in the PRC. Based on the Measures for the Security Assessment of Cross-border Data Transfer, data handlers shall apply for the security assessment of data cross-border transfer to the national cyberspace administration through the provincial cyberspace administration in the place where they operate if they provide data outside China and fall into one of the following conditions: a data handler shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data;

(ii) personal information transferred overseas by a CIIO and a data handler that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data handler who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC.
On November 14, 2021, the CAC issued the Regulations on Network Data Security Management (draft for public comments), data handlers who carry out the following activities, according to relevant regulations in China, shall apply for cybersecurity review: (i) the merger, reorganization or division of internet platform operators that have gathered a large amount of data resources related to national security, economic development and public interests, which affects or may affect national security; (ii) the data handlers who process personal information of at least one million users apply for listing in a foreign country; (iii) the data handlers’ listing in Hong Kong affects or may affect national security; (iv) other data processing activities that affect or may affect national security. Large internet platform operators who set up headquarters or operation centers or research and development centers overseas shall report to the national cyberspace administration and the competent authorities. As of the date of this prospectus, the Regulations have not been formally adopted.
Personal Privacy Protection
Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and effective on March 15, 2012, the Decision on Strengthening the Protection of Online Information issued by the SCNPC and implemented on December 28, 2012, the Order for the Protection of Telecommunications and Internet User Personal Information issued by the MIIT and implemented on July 16, 2013, and the Cybersecurity Law of the PRC issued by the SCNPC on November 7, 2016 and implemented on June 1, 2017, any collection and use of a user’s personal information must be legal, rational and necessary, and the user should be clearly notified the purposes, methods and scopes of collecting and using information, channels for enquiring and correcting information, and the consequence of refusal to provide information. An internet information service provider shall be prohibited from divulging, tampering or destroying any personal information, or selling or providing such information to other parties. Any violation of these laws and regulations may subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.
The Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information jointly promulgated and implemented by the CAC, the MIIT, the MPC and the SAMR on November 28, 2019 clarifies specific circumstances of illegal collection of information, including “failing to publish the rules on the collection and use of personal information”, “failing to explicitly explain the purposes, methods and scope of the collection and use of personal information”, “collecting and using personal information without the users’ consent”, “collecting personal information unrelated to the services it provides and beyond necessary principle”, “providing personal information to others without the users’ consent”, and “failing to provide the function of deleting or correcting the personal information according to the laws” or “failing to publish information such as ways of filing complaints and reports”.
Pursuant to the PRC Civil Code adopted by the National People’s Congress on May 28, 2020 and implemented on January 1, 2021, the personal information of natural persons is protected by law. Any organization or individual must legally obtain the relevant personal information of others and must ensure the security of the relevant information, and must not illegally collect, use, process or disseminate the personal information of others, nor illegally trade, provide or disclose the personal information of others.
According to the Provisions on Automobile Data, automobile data handlers (including automobile manufacturers, components and parts and software suppliers, dealers, maintenance organizations, and ride-hailing and sharing service enterprises) shall process automobile data (including personal information data and important data during the design, production, sales, use, operation and maintenance of vehicles) in a lawful, legitimate, specific and clear manner. When processing personal information, automobile data handlers shall obtain personal consent or comply with other circumstances stipulated by laws and administrative regulations. If the automobile data handlers collect data of subjects outside the vehicle for the purpose of ensuring driving safety, but are unable to obtain consent from such subjects, the automobile data handlers shall anonymize the data by means such as deleting the pictures containing identifiable natural persons, or partially contouring the facial information in the pictures.
According to the Personal Information Protection Law of the PRC adopted by the SCNPC on August 20, 2021 and implemented from November 1, 2021, the personal information of natural persons shall be protected by law. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.
The SAMR issued the Standard of Information Security Technology Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.
Regulations on Land and the Development of Construction Projects
Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land promulgated by the State Council on May 19, 1990, last amended on November 29, 2020 and implemented from the same date, China adopts a system of assignment and transfer of the right to use state-owned land. The assignment of land use rights may be carried out by agreement, bidding or auction. The land user shall pay the premium of the land use right to the State, and the State may assign such right to the user for an agreed term. The land user who has obtained the land use right may, within the term of land use, transfer, lease or mortgage the land use right or use it for other economic activities.
Pursuant to the regulations abovementioned and the PRC Urban Real Estate Administration Law promulgated by the SCNPC on July 5, 1994, last amended on August 26, 2019 and implemented from January 1, 2020, an assignment contract shall be signed between the regional land administration authority and land users for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate to acquire the land use rights. The land user shall develop, utilize and operate the land in accordance with the provisions of the assignment contract and the requirements of urban planning.
Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction on December 4, 1992, amended on January 26, 2011 and implemented from the same date, the land assignee shall obtain a construction land planning permit from the municipal planning authority. Pursuant to the Urban and Rural Planning Law promulgated by the SCNPC on October 28, 2007 and last amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.
Pursuant to the Administrative Provisions on Construction Permit of Construction Projects issued by the Ministry of Construction (the predecessor of the MOHURD) on October 15, 1999, last amended on March 30, 2021 and implemented on the same date, for the construction, renovation and decoration of all kinds of buildings within the territory of China and the auxiliary facilities thereof, the installation of supporting lines, pipes and equipment, and the construction of municipal infrastructure projects in cities and towns, the construction unit shall, before starting construction, apply to the housing and urban-rural development administrative department of the people’s government at or above the county level where the project is located for a construction permit in accordance with the Provisions. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the construction unit may be allowed not to apply for a construction permit.
According to the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the MOHURD on December 2, 2013 and implemented on the same date, construction units of all types of buildings and municipal infrastructure projects that are newly built, expanded, or rebuilt within the territory of China shall file with the competent construction authority of the local people’s government at or above the county level where the project is located within 15 days from the date when the project is completed and accepted.
Regulations on Environmental Protection and Work Safety
Regulations on Environmental Protection
Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, last amended on April 24, 2014 and implemented from January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.
Regulations on Work Safety
Vehicle and component manufacturers shall comply with relevant regulations related to environmental protection and work safety. In accordance with the Work Safety Law of the PRC promulgated on June 29, 2002 by the SCNPC, last amended on June 10, 2021 and implemented from September 1, 2021, a production and operation unit must develop a well-established work safety responsibility system and work safety rules and systems for all employees, meet the conditions for safe production as stipulated by laws and regulations, national standards or industry standards, and those who do not have such production conditions shall not engage in production and operation activities. The production and operation unit shall conduct safety production education and training for employees to ensure that they are equipped with necessary safety production knowledge and are familiar with relevant safety production rules and regulations and safety operation procedures.
Regulations on Fire Control
Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC in April 1998 and last amended and implemented on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the MOHURD on April 1, 2020, last amended on August 21, 2023 and implemented from October 30, 2023, the construction unit of other construction projects must complete the fire protection filing of the fire protection completion acceptance within five working days after the completion acceptance of the construction project. If a construction project fails to pass the fire safety inspection before it is put into use, or does not meet the fire safety requirements after the inspection, it will be ordered to suspend the construction and use of such project, or suspend production and business, and be imposed a fine.
Regulations on Intellectual Property Rights
China is a party to several international treaties with respect to intellectual property right protection, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks, and the Patent Cooperation Treaty.
Patents
According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The patent system of mainland China adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the relevant government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.
Copyrights
The PRC Copyright Law, which was last amended on November 11, 2020 and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations will own copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.
Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.
Trademarks
Trademarks are protected by the PRC Trademark Law last amended on April 23, 2019 and the Implementation Regulations of the PRC Trademark Law promulgated by the State Council last amended on April 29, 2014. The PRC Trademark Office grants a ten-year term to registered trademarks, and the term may be renewed for another ten-year period upon request by the trademark owner. Where the trademark owner fails to do so, a grace period of six months may be granted. In the absence of renewal upon expiry, the registered trademark will be canceled. A trademark owner may license its registered trademarks to another party by entering into trademark licenses agreements, which must be filed with the Trademark Office for its records. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark shall not infringe upon prior existing trademark rights of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Market regulatory departments have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.
Domain Names
The MIIT promulgated the Administrative Measures of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to these measures, the MIIT is in charge of the administration of internet domain names in mainland China. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become holders of such domain names upon the completion of the registration procedure.
Trade Secrets
According to the PRC Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and last amended on April 23, 2019, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.
Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffer damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement; where it is difficult to ascertain the actual losses, the amount of compensation shall be determined in accordance with the benefits gained by the infringing party from the infringement. If a business operator maliciously commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB500,000 to RMB5,000,000).
Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 and last amended on December 26, 2020, anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.
Regulations on Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the SAFE or its local branch.
Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC domestic companies may not repatriate payments denominated in foreign currencies received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign currencies under the current account with designated foreign exchange banks subject to a limit set by the SAFE or its local branch. Foreign currencies under the current account may be either retained or sold to a financial institution engaged in the settlement and sale of foreign currencies pursuant to the relevant SAFE rules and regulations. For foreign currencies under the capital account, approval by the SAFE is generally required for the retention or sale of such foreign currencies to a financial institution engaged in settlement and sale of foreign currencies.
Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, or the SAFE Circular 59, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. The SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire the equity interest in PRC domestic companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE and effective on June 1, 2015 and last amended on December 30, 2019, or the SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to the SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.
Pursuant to SAFE Circular 19 which became effective on June 1, 2015 and was last amended on December 30, 2019, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.
The SAFE Circular 16, promulgated by the SAFE and effective on June 9, 2016, stipulates that PRC domestic companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a self-discretionary basis, which applies to all PRC domestic companies.
According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise must be registered with the SAMR or its local counterparts, and must be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special market-entry administrative measures prescribed by the PRC government.
On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place in China must be made in Renminbi. Income denominated in foreign currencies received by PRC domestic companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by the SAFE.
Pursuant to the SAFE Circular 13 and other foreign exchange laws and regulations, when setting up a new foreign-invested enterprise, the foreign-invested enterprise must register with a bank located at its place of registration after obtaining its business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its place of registration after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.
Based on the foregoing, if we intend to fund our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters.
Loans by the Foreign Companies to Their PRC Subsidiaries
A loan made by foreign investors as shareholders in an foreign-invested enterprise is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an foreign-invested enterprise cannot exceed the difference between the total investment and the registered capital of the foreign-invested enterprise.
On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the People’s Bank of China Notice No. 9. Pursuant to the People’s Bank of China Notice No. 9, within a transition period of one year from January 12, 2017, foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in the People’s Bank of China Notice No. 9 at their own discretions. The People’s Bank of China Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to the People’s Bank of China Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. The People’s Bank of China Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.
Offshore Investment by PRC Residents
Under the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles issued by the SAFE and effective on July 4, 2014, or SAFE Circular 37, PRC residents are required to register with local branches of the SAFE in connection with their direct or indirect offshore investment in overseas special purpose vehicles directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in PRC domestic companies, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the special purpose vehicles, such as changes of an individual

PRC resident, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the individual PRC residents’ increase or decrease of the capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, or division of the special purpose vehicles. At the same time, the SAFE issued the Operation Guidance for Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which took effect on July 4, 2014, as an attachment to the SAFE Circular 37.
Under the SAFE Circular 13, PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches will implement indirect supervision over foreign exchange registration of direct investment via the banks.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under foreign exchange administration regulations of mainland China.
Regulations on Outbound Direct Investment
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the NDRC or its local branch. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with the Ministry of Commerce or its local branch. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.
Regulations on Dividend Distribution
The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in mainland China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Regulations. According to the regulatory mechanism provided by the above-mentioned laws, a foreign-invested enterprise in mainland China may only pay dividends out of accumulated profits (if any) determined in accordance with PRC accounting standards and regulations. The PRC companies (including foreign-invested enterprises) are required to draw at least 10% of their after-tax profits into the statutory reserve fund until the relevant reserve fund reaches 50% of their registered capital, except as otherwise provided by the laws on foreign investment; and no profit shall be distributed before making up any loss in the previous fiscal year. Retained profits for previous fiscal years may be distributed together with distributable profits for the current fiscal year.
Regulations on Taxation
Enterprise Income Tax
According to the PRC Enterprise Income Tax Law promulgated by the SCNPC on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either PRC resident enterprises or non-PRC resident enterprises. In addition, enterprises established outside China whose de facto management bodies are located in China are considered PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.
Value-Added Tax
According to the PRC Provisional Regulations on Value-Added Tax last amended on November 19, 2017 and its implementation rules last amended on October 28, 2011, unless stipulated otherwise, taxpayers who sell goods, labor services, or tangible personal property leasing services, or import goods will be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property or transfer land use rights will be subject to an 11% tax rate; and taxpayers who sell services or intangible assets will be subject to a 6% tax rate. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, pursuant to which all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, sales of services, intangible assets, and real property, and the importation of goods into the territory of mainland China are VAT taxpayers.
According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, the generally applicable value-added tax rates are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to small-scale taxpayers is 3%.
Dividend Withholding Tax
The PRC Enterprise Income Tax Law stipulates that an income tax rate of 10% applies to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within China.
Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other applicable laws of mainland China, if a Hong Kong resident enterprise is determined by the competent tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax rate on the dividends received by the Hong Kong resident enterprise from a PRC resident enterprise may be reduced to 5%. According to the Circular on Several Questions Regarding the Beneficial Owner in Tax Treaties, which was issued by the SAT on February 3, 2018 and took effect on April 1, 2018, when determining an applicant’s status as the beneficial owner regarding tax treatments in connection with dividends, interest, or royalties in the tax treaties, several factors are considered, including whether the applicant is obligated to pay over 50% of the income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levies tax at an extremely low rate, and such factors will be analyzed according to the actual circumstances of the specific cases.
Tax on Indirect Transfer
Pursuant to the Circular 7 issued by the SAT on February 3, 2015 and last amended on December 29, 2017, an indirect transfer of assets, including equity interest in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets, whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding

PRC taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. The Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular 37, which was amended by the Announcement of the State Administration of Taxation on the Revision to Certain Taxation Regulatory Documents issued by the SAT on June 15, 2018. The Circular 37 further elaborates the relevant implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-PRC resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of the Circular 7. The Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-PRC resident enterprises, being the transferors, were involved.
Regulations on Employment and Social Welfare
Labor Law and Labor Contract Law
Pursuant to the PRC Labor Law effective on January 1, 1995 and last amended on December 29, 2018 and its implementation rules, employers must establish and improve work safety and health systems, enforce relevant national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
Interim Provisions on Labor Dispatch
Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.
Social Insurance and Housing Fund
According to the PRC Social Insurance Law promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018 and the Regulations on the Administration of Housing Funds promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Relating to the Foreign Exchange Administration for Domestic Persons Participating in Stock Incentive Plan of Overseas Listed Company issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year are, subject to a few exceptions, required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.
Regulations on Anti-Monopoly
Pursuant to the Anti-Monopoly Law of the PRC amended by the SCNPC on June 24, 2022 and implemented from August 1, 2022, prohibited monopolistic conducts include monopoly agreements, abuse of dominant market position and concentration of business operators that may have the effect of eliminating or restricting competition.

Monopoly Agreement
Competing operators shall not enter into monopoly agreements that exclude or restrict the effect of competition, such as boycotting transactions, fixing or altering commodity prices, restricting commodity production, or fixing commodity prices for resales to third parties, unless the agreement satisfies the exemption conditions stipulated in the Anti-Monopoly Law of the PRC (2022 revision), for example, where the operators can prove that they do not have the effect of excluding or restricting competition, or where the operators can prove that their shares in relevant market is lower than the standards set by the anti-monopoly law enforcement agency of the State Council and meets other conditions stipulated by it, or improving technology, enhancing the competitiveness of small and medium-sized operators, and maintaining legitimate rights and interests in cross-border economic and trade cooperation. Meanwhile, the operators shall not enter into monopoly agreements with other operators or provide substantial support to other operators to reach monopoly agreements. If the regulations are violated, the punishments include orders to cease the relevant acts, confiscation of illegal income, and a penalty of not less than 1% but not more than 10% of the sales volume in the previous year; if there is no sales volume in the previous year, a penalty of not more than RMB5,000,000 shall be imposed. Where the monopoly agreement reached has not been implemented, a penalty of less than RMB3,000,000 would be imposed. If relevant violation is critically serious, causing material adverse impact and severe consequences, the anti-monopoly law enforcement agency of the State Council may determine the specific amount of penalty not less than two times but not more than five times the amount of the aforementioned fine.
The Interim Provisions on the Prohibition of Monopoly Agreements promulgated by the SAMR and last amended on March 10, 2023 and implemented on April 15, 2023, further provided for the prevention and prohibition of monopoly agreement-related matters, and replaced some of anti-trust rules and regulations previously issued by the State Administration for Industry and Commerce.
Abuse of Dominant Market Position
A business operator with a dominant market position shall not abuse its dominant market position, such as selling commodities at an unfairly high price or purchasing commodities at an unfairly low price, selling commodities at prices below cost without justifiable reasons and rejecting to trade with trading counterparts. In case of violation of the prohibition on abuse of dominant market position, the punishments include orders to cease relevant acts, confiscation of illegal gains, and a penalty of not less than 1% but not more than 10% of the sales volume in the previous year. If relevant violation is critically serious, causing material adverse impact and severe consequences, the anti-monopoly law enforcement agency of the State Council may determine the specific amount of penalty not less than two times but not more than five times the amount of the aforementioned fine.
The Interim Provisions on Prohibition of Abuse of Dominant Market Position promulgated by the SAMR and last amended on March 10, 2023 and implemented on April 15, 2023, further prevented and curbed abuse of market dominance.
Concentration of Business Operators
Operators shall declare the concentration reaching the threshold of declaration prescribed by the State Council to the anti-monopoly law enforcement agency of the State Council before conducting concentration. Concentration of business operators refers to the following circumstances: (i) merger of business operators; (ii) a business operator acquires control over other business operators by acquiring their equities or assets; or (iii) a business operator acquires control over other business operators or is able to exert a decisive influence on other business operators by contract or any other means. Where a business operator fails to comply with the mandatory reporting requirements, and has or may have the effect of excluding or restricting competition, the anti-monopoly law enforcement agency of the State Council has the power to order to cease the implementation of the concentration, dispose of shares or assets and transfer the business within a time limit, and take other necessary measures to restore the state before the concentration, and impose a penalty of not more than 10% of the sales volume in the previous year; if the operators fail to conduct concentration according to regulations and do not have the effect of excluding or restricting competition, a penalty of not more than RMB5,000,000 would be imposed. If relevant violation is critically serious, causing material adverse impact and severe consequences, the anti-monopoly law enforcement agency of the State Council may determine the specific amount of penalty not less than two times but not more than five times the amount of the aforementioned fine.
The Provisions on the Review of Business Operator Concentration promulgated by the SAMR on March 10, 2023 and implemented on April 15, 2023, further provided for matters such as the declaration and review of the concentration of business operators and the investigation of the illegal implementation of the concentration of business operators.
Regulations on Mergers and Acquisitions and Overseas Listing
On August 8, 2006, six PRC governmental and regulatory authorities, including the Ministry of Commerce and CSRC, promulgated the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the 2019 PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the 2019 PRC Foreign Investment Law and its Implementation Regulations.
On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, collectively the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis.
Under the Overseas Listing Filing Rules, the reporting entity shall submit filing materials including but not limited to a report to the CSRC within three business days after submitting listing applications to an overseas stock market. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter.
The CSRC also published the Notice on the Overseas Listing Filing and the set of Q&A published on the CSRC’s official website, which are in connection with the release of the Overseas Listing Filing Rules. The CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period will be granted to domestic companies until September 30, 2023, which, prior to the effective date of the Overseas Listing Filing Rules, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with the CSRC according to the requirements.
Based on the Overseas Listing Filing Rules, PRC domestic companies are primarily responsible for compliance with the rules. Violation of the Overseas Listing Filing Rules or the completion of an overseas listing in breach of the Overseas Listing Filing Rules may result in a warning and a fine ranging from RMB1,000,000 to

RMB10,000,000. Furthermore, the directly responsible supervisors and other directly liable persons of the relevant PRC domestic companies may be subject to warning and a fine ranging from RMB500,000 to RMB5,000,000, and the controlling shareholders and actual controllers of the relevant PRC domestic companies may be subject to a fine ranging from RMB1,000,000 to RMB10,000,000.
On February 24, 2023, the CSRC issued Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023 and specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of mainland China and the requirements therein, establish sound confidentiality and file work systems, take necessary measures to implement confidentiality and file management responsibilities, and shall not leak national secrets and undermine national and public interests. Files such as the work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. The transmission of any such working papers to recipients outside China must be approved in accordance with the applicable PRC regulations. Where files or copies thereof need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant regulations of mainland China.
Global Government Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business activities in the EU, the U.K., and the U.S.
Regulations on Type Approval
EU
Manufacturers of passenger vehicles in the EU that wish to benefit from the EU single market are required to comply with EU Regulation 2018/858 (the Whole Vehicle Type Approval — ”WVTA”), which requires that vehicles that are put on the market within the EU must first be type-approved to ensure that they meet all relevant environmental, safety and security standards. A vehicle that has been type-approved in one EU member state can thereafter be sold and registered in all member states without further tests. As of the date of this prospectus, we have acquired EU type approval for Electre in compliance with the WVTA.
U.K.
The EU position is broadly the same in the U.K., which adopted EU Regulation 2018/858 as retained EU law at the end of the Brexit transition period, and which was subsequently implemented / amended by the Road Vehicles (Approval) Regulations 2020. On December 31, 2022, the new GB Type Approval Scheme came into force. This scheme is based heavily on EU Regulation 2018/858, but applies solely to vehicles to be sold on the market in Great Britain (“GB”). Compliance with the scheme involves ensuring that the vehicle meets GB performance standards and can be sold on the GB market. The GB Type Approval Scheme is mandatory for vehicles to be sold in GB from February 1, 2024. Up until February 1, 2024, manufacturers had the option of using the Provisional GB Type Approval Scheme to obtain approval in GB. Under the provisional scheme, manufacturers already in possession of an EU type approval under the WVTA referenced above can obtain type approval in the U.K. by providing the Vehicle Certification Agency with: (i) a list of type approvals for vehicle types they intend to place on the market in GB, and (ii) the corresponding EU type approval certificates. As of the date of this prospectus, we have acquired U.K. type approval for Electre.
Regulations on Safety
EU
The EU overhauled its vehicle safety regulations in 2009 by adopting EU Regulation 661/2009, replacing more than fifty previously existing vehicle safety directives with one overarching safety regulation which included requirements on seat belts and child restraint systems for example. This regulation was in turn revised in 2019 by the adoption of EU Regulation 2019/2144 (the “General Safety Regulation”). The General Safety

Regulation includes, for example, rules on cybersecurity and new guidelines regarding driver drowsiness and distraction, such as distractions caused by the use of a smartphone while driving, intelligent speed assistance, reversing safely with the aid of cameras or sensors, data recording in case of an accident (black box), lane-keeping assistance, advanced emergency braking, and crash-test improved safety.
U.K.
In the U.K., EU Regulation 661/2009 was adopted as retained EU law by virtue of the European Union (Withdrawal) Act 2018 and implemented by the Road Vehicles (Approval) Regulations 2020.
The changes made by EU Regulation 2019/2144 were not adopted in the U.K., as they were introduced after the U.K. had left the EU. Further legislation would be needed to transpose these into U.K. law, however there are no current plans to do so.
U.S.
The U.S. National Traffic and Motor Vehicle Safety Act requires manufacturers of vehicles sold in the U.S. to certify that a vehicle meets all applicable Federal Motor Vehicle Safety Standards (“FMVSS”), federal bumper standards, and federal anti-theft standards, before that vehicle may be imported into or sold in the U.S. Those standards are issued and administered by the National Highway Traffic Safety Administration (“NHTSA”). Primary categories of FMVSS (federal safety standards) that apply to our vehicles include:
Crash Avoidance Standards.   Safety standards intended to assist vehicles in avoiding collisions with other vehicles, objects, or road users. These standards prescribe minimum performance requirements for vehicle and equipment performance, including requirements for steering, braking, headlamps, tail lamps, and signal lights, controls and displays, warning signals, tires, stability control, and other vehicle equipment and functions.
Crash Worthiness and Occupant Protection Requirements.   Standards designed to protect vehicle occupants and mitigate damage and injury in the event of a crash. These standards include minimum performance requirements for vehicle structure and equipment, as well as other occupant protection requirements such as passenger restraint systems (e.g., airbags, seatbelts), systems, and features to protect vehicle occupants.
Electric Vehicle Specific Requirements.   In addition to the safety standards summarized above that apply to all motor vehicles, there are a limited number of additional standards that apply to electric vehicles and high-voltage batteries. Today, those standards are designed primarily to protect vehicle occupants from injury, and include requirements and crash tests designed to limit electrolyte spillage, battery retention, and avoid electric shock to vehicle occupants in the event of a crash. In addition, the U.S. Departments of Energy and Transportation have indicated they may promulgate additional battery and EV safety and performance requirements, and we aim to comply with any such applicable standards if they are issued.
Manufacturer Self-Certification.   Federal law requires motor vehicle manufacturers to certify that a vehicle complies with all applicable FMVSS, as well as NHTSA bumper and theft prevention standards, before that vehicle is sold or offered for sale in the U.S. Federal law provides significant monetary penalties and other sanctions for vehicle manufacturers that certify as FMVSS-compliant vehicles that are found to fail to comply with one or more of those standards. These requirements apply equally to vehicles that are manufactured in the U.S. and vehicles that are imported for sale in the U.S.
Other U.S. Department of Transportation/NHTSA Requirements.   Our vehicles to be sold in the U.S. are also required to comply with (or obtain exemptions from) other requirements of federal laws administered by NHTSA, including corporate average fuel economy (“CAFE”) standards and consumer information and labeling requirements. Manufacturer of vehicles sold in the U.S. are also subject to various reporting requirements, including Early Warning Reporting requirements regarding warranty claims, field reports, death and injury claims and foreign recall.
The Automobile Information and Disclosure Act.   This law requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment, and pricing. In addition, the AIDA requires inclusion fuel economy ratings on a label (“sticker”) affixed to new vehicles offered for sale. The American Automobile Labeling Act also requires manufacturers of automobiles to state the percentage of our vehicle components that are manufactured in the U.S. and in other countries, and the location of final vehicle assembly.
Each state may impose additional vehicle safety requirements with respect to vehicle equipment or components that are not regulated by a federal standard. Each state also has authority to regulate the operation of vehicles within its boundaries, including prescribing licensing and registration requirements and traffic laws. In some instances, a state’s power may extend to prohibiting the operation of certain types of vehicles on roads in that state.
Regulations on Data Protection and Privacy
EU
Since the entry into force on May 25, 2018, of the GDPR, processing of personal data of individuals located in the European Economic Area (the “EEA”), or done by any entity in the EEA, is subject to strict requirements centered around core principles and rights of such individuals to receive access to, to rectify or to delete their personal data. The GDPR obliges us, where applicable, to ensure adherence to the principles of lawfulness, fairness and transparency, and purpose limitation, data minimization, data accuracy, storage limitation and integrity and confidentiality. The GDPR also requires us to mitigate potential data breaches and to, unless the data breach leads to a low risk for the rights and freedoms of data subjects, report data breaches to the data protection supervisory authority within 72 hours.
On March 9, 2021, the European Data Protection Board adopted Guidelines 01/2020 on processing personal data in the context of connected vehicles and mobility related applications, which stated that much of the data that is generated by a connected vehicle relate to a natural person that is identified or identifiable and thus constitute personal data under the GDPR.
U.K.
The EU position is the same in the U.K., which adopted the GDPR as retained EU law at the end of the Brexit transition period. From January 1, 2021, the U.K. GDPR came into force. The U.K. GDPR is based on the EU GDPR, subject to minor amendments to make it more suited to its U.K. context.
The EU GDPR was originally implemented in the U.K. through the Data Protection Act 2018 (“DPA”). This instrument has since been amended to align with the U.K. GDPR. The DPA 2018 establishes the rights of individuals to access, remove, restrict and update their personal data, and sets out core data protection principles.
US
There is no overarching generally applicable federal law in the U.S. that governs the collection, processing, storage, transmission, or use of personal data. More narrow and specific federal laws apply to the processing or other use or treatment of certain types of personal data (including information related to health, credit, telecommunications, and telemarketing), or to the processing or use of personal data by certain types of entities (e.g., financial institutions). Also, the Federal Trade Commission may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, the overwhelming majority of states have enacted laws related to data privacy. Perhaps the most stringent and comprehensive of those state laws is the California Consumer Privacy Act, as expanded and supplemented by the California Privacy Rights Act (effective January 1, 2023). To the extent state data privacy laws apply to us and our products or services, we aim to ensure compliance with the requirements of those laws.
Regulations on Automated Driving / Advanced Driver Assistance System (“AD/ADAS”)
We equip our vehicles with certain advanced driver assistance features. Generally, laws pertaining to driver assistance features and self-driving vehicles are evolving globally and, in some cases, may create restrictions on advanced driver assistance or self-driving features that we may develop. We aim to meet relevant requirements for each product, market, and time frame.

U.K.
The Automated and Electric Vehicles Act 2018 provides a framework for ADAS regulations in the U.K. The Act allows for the creation of a new liability scheme for insurers in relation to automated vehicles, and the creation of regulations relating to electric vehicle charging infrastructure, including availability and reliability standards. In January 2022, the Law Commission published a report with recommendations for a new legal framework to support the safe deployment of automated vehicles. Its recommendations included writing the test for self-driving into law, and introducing a second stage in the type approval process to authorize vehicles for use as self-driving on Great Britain roads. These recommendations have been laid before Parliament and are being considered as part of the government’s broader plans to legislate on automated vehicles.
US
Currently, there are no mandatory federal standards specifying additional safety or performance requirements for AD/ADAS. The U.S. Department of Transportation and NHTSA have issued voluntary guidance regarding the capabilities and performance of such systems, and there is a significant possibility that NHTSA may issue safety standards governing some ADAS in the next few years. There are some additional crash reporting requirements for vehicles equipped with ADS or ADAS. The NHTSA has, to a limited extent, reduced occupant protection standards for automated vehicles that do not have human occupants. In the absence of applicable standards, NHTSA has “defect” authority to order a recall or take other enforcement action if it determines a vehicle’s ADAS poses an unreasonable risk to safety.
Regulations on Sustainability and Environmental Regulations
We operate in an industry that is subject to extensive sustainability and environmental related regulations, which have become more stringent over time, and are expected to become more extensive in the future. The laws and regulations to which we are or may become subject govern, among other things: water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; the protection of the environment, natural resources and endangered species; responsible mineral sourcing; due diligence transparency; environmental reporting; and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of our ability to continue operations.
Many countries have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2035, and we as an electric vehicle developer aim to comply with these requirements across our entire coming product portfolio as we expand.
All vehicle manufacturers are required to comply with the applicable emission regulations in each jurisdiction in which they operate. Furthermore, since our electric vehicles have zero or limited emissions compared to ICE vehicles, we earn emission grams or credits that may be sold to and used by other manufacturers to cover or offset their emissions footprint. We aim to follow the development and opportunities connected to emission regulations in all geographic regions in which we operate. The ability to earn excess emission grams or credits are dependent on each jurisdictions’ regulations and the opportunity to get compensated by others depends on the demand from other manufacturers.
EU
Manufacturers of passenger vehicles in the EU are required to comply with EU Regulation 715/2007 — the Worldwide Harmonized Light Vehicles Test Procedure (“WLTP”) on Energy Consumption and Range, and Directive 2005/64/EC — Recyclability, Recoverability, Reusability.
Non-financial reporting forms part of the EU’s sustainability and environmental legislative framework. The EU Corporate Sustainability Reporting Directive 2022/2464 entered into force on January 5, 2023, and with effect from January 1, 2025, expands non-financial reporting obligations of EU-established entities and in certain cases overseas parent companies to cover all “large undertakings,” which can include non-EU based parent companies. The scope of what must be reported annually is significantly expanded. Where our entities are subject to this Directive, we must report according to European Sustainability Reporting Standards on issues such as environmental matters, social matters and treatment of employees, respect for human rights, anti-corruption and bribery, diversity on company boards (in terms of age, gender, educational and professional background). In addition, the EU is expected to finalize over the next 2 to 3 years the Corporate Sustainability Due Diligence Directive which will implement mandatory due diligence that certain large companies must undertake regarding human rights and environmental impacts along their supply chains.
U.K.
The WLTP applies in the U.K., as EU Regulation 715/2007 was adopted in the U.K. as retained EU law following Brexit. EU Directive 2005/64/EC was also retained in the U.K. and implemented through the Motor Vehicles (EC Type Approval) (Amendment) Regulations 2007.
There are also separate national rules regulating CO2 emissions performance standards, for example the Road Vehicle Carbon Dioxide Emission Performance Standards (Cars and Vans) (Amendment) (EU Exit) Regulations 2020/1418 govern emissions from newly registered cars and vans in Great Britain.
Following a consultation last year, the U.K. government is currently in the process of developing a new U.K. road vehicle CO2 emissions regulatory framework. The proposed framework plans to introduce a zero emissions vehicles (ZEV) mandate that will require manufacturers to meet certain ZEV targets every year from 2024. There would also be continued regulation of new non-zero emissions cars and vans until all new sales are zero emission at the exhaust.
The U.K. introduced Streamlined Energy and Carbon Reporting (SECR) in 2019 in the Companies (Directors’ Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018. SECR requires obligated companies to report on their energy consumption and associated greenhouse gas emissions within, if applicable, their financial reporting for Companies House.
US
We expect to offer our vehicles for sale in the U.S. through dealers registered with individual states. We and our dealers must obtain and comply with the terms and conditions of government permits, certificates, licenses, authorizations, approvals and satisfy other requirements under U.S. laws, as well as state and local government laws.
Manufacturers of vehicles sold in the U.S. are obligated to meet all applicable regulatory requirements in every U.S. jurisdiction in which it operates, distributes, or sells its products. Some required permits, certifications, or licenses are costly and difficult to obtain. Violations of applicable environmental, health, or safety laws and regulations may result in significant sanctions, including civil and criminal fines, penalties orders to cease non-compliant operations or to conduct corrective actions, or suspension or revocation of permits, certificates, and licenses.
The vehicles we intend to offer for sale in the U.S. must satisfy the applicable requirements of laws and regulations administered by the NHTSA and the Environmental Protection Agency on a federal level. Similarly, those vehicles must satisfy the emissions standards of the California Air Resource Board (“CARB”) which is a major regulator on state level.
Under the Clean Air Act, our vehicles are required to obtain a Certificate of Conformity issued by the Environmental Protection Agency and, for California and states that have adopted laws or regulations to utilize California’s light-duty vehicle standards, a California Executive Order issued by CARB. A Certificate of Conformity and/or CARB Executive Order is required for each model year for vehicles sold in the U.S. This regulatory process is designed to ensure that all vehicles comply with applicable emission standards for both criteria pollutants, such as nitrogen oxides and particulate matter, and greenhouse house gases (“GHGs”), such as carbon dioxide and nitrous oxide. This process also includes labelling requirements to provide consumer information such as miles per gallon or gas-equivalent ratings and maximum range on a single charge.
We expect our all-electric, battery-powered vehicles to generate regulatory compliance credits that can be monetized through sale to other OEMs. Under California’s Low-Emission Vehicle Program, and equivalent requirements that apply in the states that have adopted California’s standards, OEMs are required to produce an increasing percentage of BEVs, fuel cell electric vehicles (“FCEVs”), or plug-in hybrid electric vehicles

(“PHEVs”). CARB’s zero-emission vehicle (“ZEV”) program requires OEMs to produce a certain number BEVs, FCEVs or PHEVs each year, based on the total number of cars sold in California or the other states that have adopted the ZEV program, ranging from 4.5% in 2018 to 22% by 2025. Moreover, California’s ZEV Program requires 100% of all new passenger car and light-duty truck sales to qualify as zero-emission vehicles by 2035. As a developer of zero-emission vehicles, we may earn ZEV credits on each electric vehicle sold in California or other participating states, which may be sold to other OEMs without the need to offset any GHG or other pollutant emitting ICE vehicles.
In addition to state-level credits, the Environmental Protection Agency and NHTSA require all OEMs to meet minimum GHG emission and CAFE standards applicable to light-duty vehicles. These federal regulations require that manufacturers of light-duty vehicles meet minimum threshold standards for GHG emissions and fuel economy based on a vehicle’s footprint or overall dimensions. We will also benefit from these regulations as a developer of zero-emission vehicles because each electric vehicle will generate GHG and CAFE credits which can be sold to other manufacturers. In December 2021, the Environmental Protection Agency finalized revised GHG standards for model year 2023 – 2026 light-duty vehicles. In May 2022, NHTSA finalized revised CAFE standards for model year 2024 – 2026 light-duty vehicles. These standards require fleetwide increases in fuel economy and decreases in GHG emissions from ICE equipped vehicles produced by all manufacturers.
In May 2023, the Environmental Protection Agency proposed a new suite of GHG and criteria pollutant emission standards for model year 2027 – 2032 light-duty vehicles. In the proposed regulation, the Environmental Protection Agency estimates the revised emission standards would require BEVs to account for 60% of total light-duty vehicle sales by 2030 and 67% of total sales by 2032. In July 2023, NHTSA proposed new CAFE standards for model year 2027 – 2032 vehicles which would require estimated average fleetwide fuel economy for light-duty vehicles of 58 miles per gallon by 2032. These regulations have not been finalized and are subject to change. If the more stringent CAFE and GHG emission standards are finalized, we may be positioned to monetize the credits we may earn for selling zero-emission vehicles in the U.S.
Regulations on Recall activities
Manufacturers of vehicles sold in the U.S. must recall such vehicles if they are found to have a safety defect or fail to comply with an applicable FMVSS. The primary recall obligations are to provide notice to owners of all affected vehicles, and to offer a remedy, free of charge, to all affected vehicle owners.
Regulations on Distribution
EU
The legal rules governing commercial agency relationships (agents who promote sales in the name of and on behalf of the principal) are to some extent harmonized under the European Commercial Agency Directive (86/653/EEC) (“CAD”). The CAD governs various aspects of the commercial agency relationship, including commission claims, minimum notice periods, compensation or indemnity claims upon termination of the agency contract and post-contractual non-compete obligations. The CAD is an EU Directive and as such, is not directly applicable in the EU Member States but needs to be transposed into the laws of each EU Member State. Individual national laws may provide for additional rules and national interpretations of the CAD.
The distribution of new vehicles is generally regulated via Art. 101 and 102 of the Treaty of the Functioning of the European Union (“TFEU”), the respective Block Exemption Regulations (EU Regulation 2022/720 of May 10, 2022 on the application of Article 101(3) of the TFEU to categories of vertical agreements and concerted practices and Regulation n°461/2010 relative to after sales activities) and Motor Vehicle Regulation No 461/2010 which came into force on June 1, 2010 and will expire on May 23, 2028. Under the Block Exemption Regulations, OEMs and principals must not prevent members of a selective distribution system from selling spare parts to independent repairers, prevent a supplier of spare parts from selling its goods to operators outside the network or to end users, or prevent a supplier of components from placing its trademark or logo on a component supplied for the initial assembly of a motor vehicle. Other than the Block Exemption Regulations, the rules governing distributorship relationships vary by EU member state.

U.K.
In the U.K., the Commercial Agents (Council Directive) Regulations 1993 (SI 1993/3053) (“CAR”) implement the CAD. The CAR continue to have effect post-Brexit as EU-derived domestic legislation under Section 2 of the EU (Withdrawal) Act 2018. The CAR governs the relationship between agent and principal where goods are sold, and imposes mandatory obligations on both parties. For the principal, this includes a duty to act in good faith, to provide documentation relating to the goods, and to notify the agent where there will be a reduction in goods from the volume expected. The Regulations also cover other aspects of the relationship, including pay, commission, and a requirement to give notice where the contract is concluded without breach.
The applicable provisions under the TFEU and the associated Block Exemption Regulations will continue to apply where the principal has selling arrangements in other EEA countries in addition to the U.K. It is only where the effects of the agency agreement would be felt purely in the U.K. that these provisions would not apply, and U.K. competition rules under the Competition Act 1998 would apply in their place. In any event, the provisions under the CA 1998 which target anti-competitive business are closely based on Articles 101 and 102 TFEU and contain similar exemptions.
U.S.
Generally, the individual states have authority to regulate the distribution, sale, and service of vehicles within their state. A number of states have laws that either prohibit or impose limitations on “direct sale” of motor vehicles by a manufacturer to a retail customer. In states with a full prohibition, vehicle manufacturers are required to either sell vehicles in those states through automobile dealers or similar entity licensed to sell vehicles, or not sell vehicles in those states. Some state laws also prohibit a vehicle manufacturer from directly servicing vehicles it manufactured.
Regulations on Incentives
EU
Almost all EU Member States have adopted various measures to stimulate demand for BEVs, PHEVs and FCEVs. In addition, some member states of the EU offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles. There are also a number of government-funded research and development programs in the automotive industry within the EU. Many of these programs focus on projects related to electric mobility and autonomous driving.
U.K.
In the U.K., there are a number of tax benefits currently in place to stimulate demand for BEVs. For example, businesses using purely electric (i.e. not hybrid) company vehicles are entitled to 100% first year capital allowances so that the full cost of the vehicle can be deducted from profits before tax. Purely electric vehicles are also exempt from vehicle excise duty until 2025. Further, electric vehicles are exempt from congestion charges.
Under the EV Chargepoint Grant, people living in flats or rental accommodation are eligible for a grant that covers £350 or 75% of the cost to buy and install a chargepoint, whichever is the lower. Similarly, the Workplace Charging Scheme means that businesses can claim up to £350 / 75% per socket of the cost of up to 40 sockets, as a way of encouraging employees to make the switch to electric.
Consumers used to be able to benefit from the Plug-in Car Grant (“PICG”), under which consumers could get a discount on the purchase price of plug-in cars, however this scheme was ended in 2022. However, other types of vehicle may still be eligible for the grant, including wheelchair accessible vehicles, motorcycles and mopeds, vans and taxis. For eligible vehicles, the plug-in grant enables the consumer to get a percentage discount on the upfront cost of the vehicle.
There are likely to be tax benefits — for example, Vehicle Excise Duty (“VED”) is calculated based on the size of the engine, year of first registration, and CO2 emissions — therefore most pure EV’s are zero rated for tax purposes (i.e. tax free). However, from April 2025, VED will start to apply to electric vehicles.

U.S.
The federal Inflation Reduction Act of 2022 (“IRA”) provides Clean Vehicle tax credits of up to US$7500 per vehicle to purchasers of some zero-emission vehicles. In order for the purchase of a zero-emission vehicle to qualify for such credits, the vehicle and the purchaser must satisfy certain requirements. Those eligibility requirements include, inter alia, that a specified percentage of the value of critical minerals contained in the vehicle’s battery be extracted or processed in the U.S.; that the battery components in the vehicle be manufactured or assembled in the U.S.; that the final assembly of the vehicle be conducted in the U.S.; that the retail price of the vehicle not exceed a specified level; and that the eligible purchasers must have taxable incomes below a specified level. Our vehicles do not presently qualify for the new Clean Vehicle tax credits under the IRA.
In some cases, state and local governments may provide additional incentives for the purchase and sale of BEVs, PHEVs, or FCEVs.
Regulations on Producer Responsibility — Batteries
EU
Current Legislation. Directive 2006/66/EC on batteries and accumulators and waste batteries and accumulators sets out a number of targets and other requirements which aim to increase the collection and recycling of waste batteries of all types, thereby providing further environmental protection and helping to prevent heavy metal pollution which can be caused by some batteries if not dealt with correctly. All European member states were given until September 26, 2008 to transpose the detail of the Directive into each member’s local legislation. Costs associated with meeting the requirements of the Directive must be met by the producers of the batteries, and it must be free of charge for end users to place their waste batteries in the system that will ensure those batteries are recycled.
The new EU Batteries Regulation is a proposal to repeal, replace, and significantly extend the scope of the existing EU Batteries Directive 2006/66/EC with a new, enhanced batteries law in the form of a harmonized EU-wide regulation. The draft new law contains full life-cycle mandatory provisions relating to a far wider range of batteries placed on the EU market than the current EU Batteries Directive, including for the first time lithium batteries, and generally all commercial and industrial batteries (as well as automotive and electric vehicle batteries). In general, the obligations fall on “economic operators,” which include manufacturers, authorized representatives, importers, distributors, fulfilment service providers, and any other natural or legal person who is subject to obligations in relation to manufacturing batteries, preparing batteries for reuse, preparing batteries for repurpose, repurposing, or remanufacturing, of batteries, that first place batteries on the market (including online placing on the market) or put them into service. New duties that our entities may be required to adhere to include: Supply Chain Due Diligence, Durability/Right-to-Repair/Battery Conformity (there are proposed minimum values for electrochemical performance and durability of rechargeable industrial batteries), Labelling and Information Disclosure and Enhanced Producer Responsibility For End-of-Life Batteries.
U.K.
The U.K. transposed EU Directive 2006/66/EC into national law in 2008 and 2009 under the Batteries and Accumulators (Placing on the Market) Regulations 2008 and the Waste Batteries and Accumulators Regulations 2009. This legislation makes it compulsory to collect and recycle batteries and accumulators, prevents batteries and accumulators from being incinerated or dumped in landfills and restricts the substances used in batteries and accumulators. The U.K. government are considering following the EU in extending producer responsibility for batteries but such changes are some way off at present and so requirements will be more stringent in the EU going forward once the new EU Batteries Regulation comes in to force.
US
Battery packs are also subject to selected tests specified in the SAE J2464 and J2929 standards, as well as tests defined by other standards and regulatory bodies and our own internal tests. These tests evaluate battery function and performance as well as resilience to conditions including immersion, humidity, fire, and other potential hazards.

Regulations on End-of-Life Vehicles
EU
EU Directive 2000/53/EC provides specific regulatory requirements for the take-back of end-of-life vehicles, such as material coding, treatment obligation, collection system obligation, information and monitoring requirements. It also prohibits the use of hazardous substances when manufacturing new vehicles (especially lead, mercury, cadmium and hexavalent chromium) except in defined exemptions when there are no adequate alternatives. Through Directive 2000/53/EC, vehicle manufacturers have an obligation to provide free take-back for cars and light commercial vehicles.
U.K.
The End-of-life Vehicles Regulations 2003 and the End-of-life Vehicles (Producer Responsibility) Regulations 2005 are the underpinning legislation in the U.K. and reflect the contents of EU Directive 2000/53/EC. Vehicles are regulated to limit the environmental impact of their disposal, by reducing the amount of waste created when they are scrapped. Producers must provide a convenient network of authorized treatment facilities, or make acceptable alternative arrangements, offering free take-back for their brands when they become ELVs. The producer — the manufacturer or importer — placing the vehicle or component on the U.K. market is responsible for compliance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
This discussion and analysis should be read together with “Business,” “Selected Historical Financial Data of Lotus Tech,” and our consolidated financial statements and related notes that are included elsewhere in this prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section of this prospectus entitled “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section of this prospectus entitled “Risk Factors” or elsewhere in this prospectus.
Overview
We are a pioneering luxury battery electric vehicle (BEV) maker that designs, develops, and sells luxury lifestyle vehicles (non-sports car vehicles for daily usage) under the iconic British brand “Lotus.” With over seven decades of racing heritage and proven leadership in the automotive industry, the Lotus brand symbolizes the market-leading standards in performance, design and engineering. Fusing proprietary next-generation technology built on world class research and development capabilities and an asset-light model empowered by Geely Holding, we are breaking new grounds in electrification, digitization and intelligence.
The Lotus brand was founded in the U.K. in 1948 and has since established itself as a high-performance sports car brand with innovative engineering and cutting-edge technologies, renowned for its superior aerodynamics and lightweight design. The Lotus brand was born out of legendary success on the racetrack including 13 FIA Formula 1 world titles and many other championship honors. In 2017, Geely Holding acquired a 51% stake in Lotus UK and further set us up as a luxury lifestyle BEV maker. Geely Holding, a global mobility technology group with a proven track record in seeding BEV brands, has successfully incubated and revitalized a series of world-renowned brands with attractive financial profiles including Volvo, Polestar, LYNK&CO., and Zeekr. Positioned as the only Geely Holding-affiliated brand with sports car DNA, we have received comprehensive support from Geely Holding in manufacturing, supply chain, R&D, logistics infrastructure, and human capital, and are in the process of transforming from a British sports car company to a global pioneer of high-performance electric vehicles to bridge the gap between the traditional sports car and a new generation of electric vehicles. The business combination with LCAA, a SPAC affiliated with L Catterton, which has a strategic relationship with LVMH, is expected to provide significant support in consumer insights and brand collaboration that will enable us to effectively raise our brand awareness globally.
According to Oliver Wyman, the global luxury BEV market, as defined by BEVs with MSRP of over US$80,000, is expected to grow rapidly at a CAGR of 35% over 2021-2031 and reach a market size of nearly 1.9 million units by 2031. However, the global luxury BEV market is currently underserved, with only approximately 10 existing luxury BEV models, as compared to over 100 internal combustion engine (ICE) luxury models, leaving consumers with limited choices. As an early mover in the global luxury BEV market, we are leading the electrification transformation of this fast-growing luxury car segment, launching our E-segment BEV model years ahead of our competitors and targeting to become the first traditional luxury auto brand to achieve 100% BEV product portfolio by 2027. We launched our first fully electric Hyper-SUV, Eletre, in 2022. Beginning with Eletre, our new car roll outs will all be BEV models. We expect to take up market share and realize our first mover advantages by addressing unfilled demands in the current market.
Eletre is a luxury lifestyle E-segment SUV powered by our 800-volt EPA, which is a newly debuted self-developed BEV platform initially based on the same foundation of Sustainable Experience Architecture (“SEA”), the world’s first open-source BEV architecture. Combining its technologically advanced platform with cutting-edge design, Eletre delivers leading performance in acceleration, driving range and charging speed. We have three different versions of Eletre, namely, Eletre, Eletre S and Eletre R, to satisfy the various demands of customers. Eletre R, in particular, generates a maximum 905 horsepower (hp) and can accelerate from 0 to 100 km/h in 2.95s. Its 112-kWh battery pack offers a maximum WLTP range of 490 km and can be recharged from 10% to 80% in less than 20 minutes. While offering unrivaled performance, Eletre comes at a better value-for-money proposition  —  with average MSRP higher than US$100,000  —  compared to traditional luxury OEMs. Eletre had a cumulative global orderbook of over 8,600 units as of September 30, 2023 and vehicle deliveries commenced in China and Europe in 2023. Planning is underway for deliveries to the U.S. and rest of the world. Our second lifestyle production vehicle, Emeya, was launched in September 2023. Production of Emeya is expected to commence in 2024. In addition to Eletre and Emeya, we plan to launch two additional fully-electric vehicles over the next two years, including a D-segment SUV in 2024 and a BEV sports car in 2025.
We believe that our R&D capability is one of our key competitive strengths. Drawn from Lotus brand sports car design heritage, deep automotive expertise and next-generation technologies, our proprietary 800-volt EPA is a high-performance platform for luxury electric vehicles, which was developed over five years of R&D efforts. It features super charging capabilities, high energy conservation, and high-speed data transmission, with high adaptability that can accommodate varying battery sizes, motors, and component layouts across vehicle classes. Such superior design enables us to quickly roll out new models and ramp up production with competitive performance attributes and achieve economies of scale. Aside from the EPA, we have developed a leading ADAS with fully-embedded L4-ready hardware capabilities enabled by the world’s first deployable LiDAR system and proprietary software system. Our five wholly-owned R&D facilities spanning the U.K., Germany and China demonstrate a seamless collaboration among highly experienced and dedicated Lotus teams to support our world-class R&D capabilities.
We manufacture all BEV models through a contract manufacturing partnership with Geely Holding, utilizing Geely Holding’s newly-constructed, state-of-the-art manufacturing facilities dedicated for EVs in Wuhan, China, with a production capacity of 150,000 units annually. Leveraging Geely Holding’s readily available production capacity, we believe we can execute our business plan with higher scalability and flexibility while limiting our upfront capital commitments, compared to most other OEMs. Besides, leveraging Geely Holding’s global supply-chain network, strong bargaining power in procurement and stable relationships established with reputable suppliers such as NVIDIA, Qualcomm, CATL, and Momenta, we can secure high-quality components at more competitive prices, which we believe would allow us to better manage any supply-chain disruption risk more effectively compared to other OEMs.
We bring customers a luxury retailing experience through a digital-first, omni-channel sales model to establish and develop direct relationship with customers and covers the entire spectrum of customer experience, both physically and virtually. We operate premium stores in high-footfall locations, providing personalized and exclusive services to create a luxurious purchasing experience for our customers. Our global sales digital platform provides a full suite of luxury retailing experience, including, a virtual showroom of our brand and products, an enquiry, order, purchasing and customization platform, and a reservation system for test driving, product delivery, aftersales services, among others. Our customers can choose their versions of Eletre and are offered a wide range of options for customization, including exterior, interior, and other functions and features. In addition to the fully digitalized online retail model supported by the Lotus App, we adopt a direct sales model and have established co-partnership programs with some of the leading automotive dealers across all regions, in order to expand our presence rapidly in an asset-light manner. As part of the Lotus brand’s philosophy of “born British and raised globally,” we have developed a global sales and distribution network. We and Lotus UK have entered into the Distribution Agreement pursuant to which a subsidiary of ours will be appointed as the global distributor for Lotus UK. As such, we have established a Global Commercial Platform (“GCP”) to distribute Lotus branded vehicles models, including Eletre, Emeya and our future BEV models, as well as the sports car models developed and manufactured by Lotus UK, namely Evija (BEV sports car), Emira (ICE sports car) and another BEV sports car to be launched by Lotus UK in 2025. We believe this is the most efficient approach to market Lotus cars and promote the Lotus brand globally. As of September 30, 2023, we had 206 stores in our global distribution network, and we plan to expand our retail network to over 300 stores by 2025.
As of September 30, 2023, we had shipped a total of over 4,800 vehicles, which consisted of our Eletre model and Emira model distributed through LTIL. As of September 30, 2023, we had a cumulative global orderbook of over 19,000 units of Eletre and Emira.
Key Factors Affecting Our Results of Operations
Our business and results of operations are affected by a number of general factors that impact the automotive industry, including, among others, overall economic growth, any increase in per capita disposable income, growth in consumer spending and consumption upgrade, raw material costs, and the competitive environment. They are also affected by a number of factors affecting the EV industry, including laws, regulations, and government policies, battery and other new energy technology developments, intelligent driving technology developments, charging infrastructure developments, and increasing awareness of the environmental impacts of tailpipe emissions. Unfavorable changes in any of these general factors could adversely affect demand for our vehicles and materially and adversely affect our results of operations.
While our business and results of operations are influenced by these general factors, they are more directly affected by the following company-specific factors.
Our ability to achieve delivery targets and maintain product quality
Our results of operations depend significantly on our ability to achieve our vehicle delivery targets, which impacts our vehicle sales revenue. It is critical for us to successfully manage production ramp-up and quality control, in cooperation with Geely Holding, so as to deliver vehicles to customers in targeted volume and of high quality. Currently, Eletre is manufactured in the BEV manufacturing facility in Wuhan, China, which is owned and operated by Geely Holding. The manufacturing plant has an annual production capacity of 150,000 vehicles, which laid a solid foundation for the Company’s future ramp-up of delivery volume. Additionally, we have strict quality control measures, with more than 4,000 standards across all phases of product development and supplier quality management.
Our ability to execute effective marketing and attract orders
Our results of operations depend significantly on our ability to execute effective marketing and attract orders from customers. Demand for our vehicles directly affects our sales volume, which in turn contributes to our revenue growth and our ability to achieve and maintain profitability. Vehicle orders may depend, in part, on whether prospective customers find it compelling to purchase our vehicles among competing vehicle models as their first, second, or replacement cars, which in turn depends on, among other factors, prospective customers’ perception of our brand. We guide our marketing channel selection and marketing expenditure by precisely analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs.
Our ability to innovate automotive technologies and elevate design
We develop BEVs and technologies through cutting edge design, research and development, and sustainable choices. We have a dedicated global team in the U.K., Germany, and China to conduct our research and development activities, such as developing EPA, intelligent driving, aerodynamics, and cloud services, among others, supported by a strong portfolio of intellectual properties. Our major research and development efforts are centered on architecture and chassis platform, intelligent driving, e-mobility platform, cabin and connectivity, and engineering design. As of September 30, 2023, we had 1,793 research and development employees, which accounted for 56.7% of our total number of employees. We believe that continued investments in technologies are critical to establishing market share, attracting new customers, and becoming a profitable global BEV developer.
Our ability to control production and material costs and improve profitability
Our future profitability depends on our ability to develop our vehicles in a cost-effective manner. As part of the development process, our vehicles use a wide variety of components, raw materials, and other supplies.
We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our supply of framework agreements with our suppliers. In addition, our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is important to the success of our business and our prospect of gradually achieving profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.
Our ability to maintain strategic partnership with Geely Holding
We believe that our close relationship with Geely Holding provides us with a unique competitive advantage in our ability to rapidly scale commercialization while maintaining an asset-light operating model with less upfront capital expenditure commitment than other OEMs. We have entered into a variety of agreements, including agreements related to technology license, manufacture cooperation, and supply of framework, among others, with Geely Holding. Our strategic partnership with Geely Holding allows us to effectively control supply chain-related risks and accelerate product development.
Our ability to successfully operate our Global Commercial Platform
Our ability to successfully operate our GCP will affect our ability to increase our revenues. We have taken steps to diversify our revenue sources, for example, by entering into the Distribution Agreement with Lotus UK, pursuant to which we are the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute Lotus UK vehicles, parts, and certain tools, and to provide aftersales services, branding, marketing, and public relations for such vehicles, parts, and tools distributed by it. As of September 30, 2023, we had 206 stores in our global distribution network. In addition to Eletre and future BEV models, major vehicle models currently in our global sales and distribution network include Emira and Evija, both developed by Lotus UK, and another BEV sports car expected to be launched by Lotus UK in 2025.
Key Components of Results of Operations
Revenues
We generate revenues primarily through sales of goods and services.
Sales of goods.   We generate revenues by providing the following products:
•
BEVs developed by Lotus Tech;

•
Lotus-brand ICE sports cars developed by Lotus UK;

•
auto parts; and

•
peripheral products.

Services.   We generate revenues by providing automotive design and development services to OEM customers.
The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods/years indicated.
	For the Six Months Ended June 30,				For the Year Ended December 31,
	2023		2022		2022		2021
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods	124,854	96.0	549	22.7	1,186	12.4	369	10.0
Services revenues	5,181	4.0	1,870	77.3	8,371	87.6	3,318	90.0
Total	130,035	100.0	2,419	100.0	9,557	100.0	3,687	100.0
Cost of revenues
Our cost of revenues can be categorized as cost of goods sold and cost of services, which are the costs that are directly related to providing our products and services to customers. These costs primarily include: (i) purchase costs of vehicles, depreciation of molds tooling equipment, warehousing and transportation costs and customs duties, (ii) labor costs, (iii) accrued warranty cost for vehicles sold, and (iv) rental expenses, consumed materials and depreciation of associated assets used for providing the automotive design and development services to OEM customers.
The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our cost of revenues for the periods/years indicated.

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2023		2022		2022		2021
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(119,557)	96.5	(466)	25.8	(948)	13.1	(331)	10.6
Cost of services	(4,351)	3.5	(1,342)	74.2	(6,302)	86.9	(2,799)	89.4
Total	(123,908)	100.0	(1,808)	100.0	(7,250)	100.0	(3,130)	100.0
We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business.
Gross Profit and Margin
The following table sets forth our gross profit for the periods/years indicated.
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	US$	US$	US$	US$
	(in thousands, except percentages)
Gross profit	6,127	611	2,307	557
Gross margin (%)	4.7	25.3	24.1	15.1
Operating expenses
Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) government grants.
The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of total operating expenses for the periods/years indicated.
	For the Six Months Ended June 30,				For the Year Ended December 31,
	2023		2022		2022		2021
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	(152,548)	43.5	(126,881)	68.6	(445,844)	64.6	(511,364)	450.5
Selling and marketing expenses	(118,236)	33.7	(45,153)	24.4	(151,331)	22.0	(38,066)	33.5
General and administrative expenses	(80,417)	23.0	(70,113)	37.9	(148,369)	21.5	(54,763)	48.3
Government grants	662	(0.2)	57,194	(30.9)	55,824	(8.1)	490,694	(432.3)
Total	(350,539)	100.0	(184,953)	100.0	(689,720)	100.0	(113,499)	100.0
Our research and development expenses primarily consist of labor costs, depreciation, testing fees, subcontracting fees, costs of materials, rental expenses, license fees, and outsourced development expenses. We expect our research and development expenses to increase as we continue to improve our technologies and develop new vehicle models.
Our selling and marketing expenses primarily consist of labor costs, depreciation, advertising costs, and rental expenses. Advertising costs are expensed as incurred. We expect to continue to strategically incur selling and marketing expenses in strengthening our brand image and expanding sales and distribution channels.

General and administrative expenses primarily consist of labor costs, depreciation, costs of agency services, rental expenses, and other expenses. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future, as we will incur additional expenses related to merger transaction expenses, share-based compensation expenses, the anticipated growth of our business and our operations as a public company.
Government grants primarily consist of the amortization of deferred income relating to a subsidy relating to our R&D expenditures and government subsidies received with no future related costs required.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, capital gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to us is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) while the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong have no assessable profits for the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021.
The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022 (“the new FSIE regime”) has been enacted in Hong Kong on December 14, 2022 and will have effect from January 1, 2023 onwards. This is to address the EU’s inclusion of Hong Kong in Annex II of the EU list of non-cooperative jurisdictions for tax purposes in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong (i.e., similar to the “received” concept in Singapore), would need to meet additional requirements, including, amongst others, the economic substance requirements in order to continue to be entitled to the offshore income tax exemption in Hong Kong. We will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.
Mainland China
Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our subsidiaries and the former VIE and its subsidiaries in mainland China are subject to the statutory rate of 25%, unless otherwise specified.
We are currently subject to Value Added Tax, or VAT, mainly at rates of 13% and 6%, respectively, on the products and services we provide, less any creditable Input VAT. We are also subject to surcharges on VAT payments in accordance with PRC tax regulations.
Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a preferential rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on subsequent review of the application package by the relevant tax authority.
If our company in the Cayman Islands or any of our subsidiaries outside of China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”
Under the PRC Enterprise Income Tax Law and the Implementation Rules of the PRC Enterprise Income Tax Law, research and development expenses that can enjoy super deduction refer to the expenditure incurred for developing new technologies, new products, and new processes. In case the intangible assets have not formed, and corresponding expenses are recognized in profit and loss account for the current period, the company can enjoy an additional deduction of 50% on the basis of actual expense deducted for CIT purpose when calculation the taxable income of the year. In case the intangible assets have been recognized, the company can amortize based on 150% of the cost of intangible assets. According to the Notice on Raising Proportion of Super-deduction of Research and Development Expenses published by the MOF, the SAT, and the MOST in 2018, and the Announcement on Extension of the Implementation Period of Certain Preferential Tax Policies published by the MOF and the SAT in 2021, the beforementioned percentages have been raised to 75% and 175%, respectively, with effective period from January 1, 2018 to December 31, 2023. According to the Announcement on Further Improving the Policy on Extra Pre-tax Deduction of R&D Expenses published by the MOF and the SAT in 2023, starting from January 1, 2023, the beforementioned percentages have been raised to 100% and 200%, respectively.
Other countries
Our subsidiaries in the U.K., Netherlands, and Germany are subject to value added tax (VAT). Revenues from sales of products and provision of services are generally subject to VAT at the rate of 20% for the U.K. subsidiaries, 21% for Netherlands subsidiaries and 19% for Germany subsidiaries, respectively, and subsequently paid to respective tax authorities after netting input VAT on purchases.
Our subsidiaries in the U.K., Netherlands, and Germany are also subject to income tax. The maximum applicable income tax rates in the U.K. are 25% for the six months ended June 30, 2023 and 19% for the years ended December 31, 2022 and 2021. The maximum applicable income tax rate in the Netherlands is 25.8% for the six months ended June 30, 2023, and years ended December 31, 2022 and 2021. In Germany, the maximum applicable income tax rate for corporation tax is 15.825% for the six months ended June 30, 2023 and in 2022 and 2021, while the maximum applicable income tax rate for trade tax is 14.35% for the six months ended June 30, 2023, 14.35% for 2022 and 13.825% for 2021. For Germany income tax, the corporate tax rate excludes trade tax, which rate depends on the municipality in which Lotus GmbH conducts its business.
Impact of COVID-19
The ongoing COVID-19 pandemic has severely impacted the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. The potential downturn brought by and the duration of the ongoing COVID-19 pandemic may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control, such as the availability and effectiveness of any vaccines and the emergence of new variants of the virus. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. See “Risk Factors — Risks Relating to Our Business and Industry — Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Results of Operations
The following table sets forth our results of operations with line items in absolute amount for the periods/years indicated.
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	US$	US$	US$	US$
	(in thousands, except percentages)
Revenues
Sales of goods	124,854	549	1,186	369
Service revenues	5,181	1,870	8,371	3,318
Total revenues	130,035	2,419	9,557	3,687
Cost of revenues
Cost of goods sold	(119,557)	(466)	(948)	(331)
Cost of services	(4,351)	(1,342)	(6,302)	(2,799)
Total cost of revenues	(123,908)	(1,808)	(7,250)	(3,130)
Gross profit	6,127	611	2,307	557
Operating expenses:
Research and development expenses	(152,548)	(126,881)	(445,844)	(511,364)
Selling and marketing expenses	(118,236)	(45,153)	(151,331)	(38,066)
General and administrative expenses	(80,417)	(70,113)	(148,369)	(54,763)
Government grants	662	57,194	55,824	490,694
Total operating expenses	(350,539)	(184,953)	(689,720)	(113,499)
Operating loss	(344,412)	(184,342)	(687,413)	(112,942)
Interest expenses	(3,470)	(5,507)	(8,542)	(3,615)
Interest income	5,848	5,948	12,188	6,219
Investment income (loss), net	2,770	(2,653)	(3,246)	2,229
Share of results of equity method investments	(626)	(115)	(2,762)	—
Foreign currency exchange (losses) gains, net	(3,619)	(6,270)	(11,505)	798
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(12,758)	(13,249)	(22,991)	(1,367)
Changes in fair values of put option liabilities	3,307	—	—	—
Loss before income taxes	(352,960)	(206,188)	(724,271)	(108,678)
Income tax benefit (expense)	18	(104)	(292)	(1,853)
Net loss	(352,942)	(206,292)	(724,563)	(110,531)
Non-GAAP Financial Measures
We use adjusted net loss and adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. We define adjusted EBITDA as net income excluding interest income, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses.
We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.
Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss and adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the periods/years indicated:
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	US$	US$	US$	US$
	(in thousands, except percentages)
Net loss	(352,942)	(206,292)	(724,563)	(110,531)
Share-based compensation expenses	—	10,625	10,625	—
Adjusted net loss	(352,942)	(195,667)	(713,938)	(110,531)
Net loss	(352,942)	(206,292)	(724,563)	(110,531)
Interest expenses	3,470	5,507	8,542	3,615
Interest income	(5,848)	(5,948)	(12,188)	(6,219)
Income tax benefit (expense)	(18)	104	292	1,853
Share-based compensation expenses	—	10,625	10,625	—
Depreciation	22,641	2,233	12,790	2,056
Adjusted EBITDA	(332,697)	(193,771)	(704,502)	(109,226)
Period Ended June 30, 2023 Compared to Period Ended June 30, 2022
Revenues
	For the Six Months Ended June 30,
	2023	2022	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Sales of goods
BEVs	73,226	—	73,226	—
ICE sports cars	49,146	473	48,673	10,290.3
Others	2,482	76	2,406	3,165.8
Service revenues	5,181	1,870	3,311	177.1
Total Revenues	130,035	2,419	127,616	5,275.6
Our total revenues increased by US$127.6 million from US$2.4 million for the six months ended June 30, 2022 to US$130.0 million for the six months ended June 30, 2023, primarily due to the commencement of BEV sales and sales from the distribution of Lotus-brand ICE sports cars, auto parts, and peripheral products, as well as automotive design and development services provided to OEM customers.
Sales of goods.   Our sales of goods revenue increased by US$124.3 million from US$0.5 million for the six months ended June 30, 2022 to US$124.9 million for the six months ended June 30, 2023, due to the increase in sales from BEVs and ICE sports cars of US$121.9 million, and others of US$2.4 million.
Service revenues.   Our service revenue increased by US$3.3 million from US$1.9 million for the six months ended June 30, 2022 to US$5.2 million for the six months ended June 30, 2023, primarily due to increase in automotive design and development services provided to OEM customers.
Cost of revenues
	For the Six Months Ended June 30,
	2023	2022	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(119,557)	(466)	119,091	25,556.0
Cost of services	(4,351)	(1,342)	3,009	224.2
Total	(123,908)	(1,818)	122,100	6,753.3
Our cost of revenues increased by US$122.1 million from US$1.8 million for the six months ended June 30, 2022 to US$123.9 million for the six months ended June 30, 2023. The increase in cost of revenues was primarily due to the increased revenues. The increase was attributable to cost of sales from vehicle products of US$117.8 million, auto parts and peripheral products of US$1.3 million, and automotive design and development services provided to OEM customers of US$3.0 million.
Gross profit and gross margin
	For the Six Months Ended June 30,
	2023	2022	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Gross profit	6,127	611	5,516	902.8
Gross margin (%)	4.7	25.3	—	—
As a result of the foregoing, our gross profits increased from US$0.6 million for the six months ended June 30, 2022 to US$6.1 million for the six months ended June 30, 2023 and our gross margins decreased from 25.3% for the six months ended June 30, 2022 to 4.7% for the six months ended June 30, 2023. The increased gross profit was primarily due to commencement of BEV sales and increased sales of Lotus-brand ICE sports cars. The decreased gross margin was primarily due to comparably high fixed cost/expense per vehicle sold.

Operating expenses
	For the Six Months Ended June 30,
	2023	2022	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	(152,548)	(126,881)	25,667	20.2
Selling and marketing expenses	(118,236)	(45,153)	73,083	161.9
General and administrative expenses	(80,417)	(70,113)	10,304	14.7
Government grants	662	57,194	(56,532)	(98.8)
Total	(350,539)	(184,953)	165,586	89.5
Research and development expenses.   Our research and development expenses increased by US$25.7 million from US$126.9 million for the six months ended June 30, 2022 to US$152.5 million for the six months ended June 30, 2023 primarily due to new model development, increase in R&D labor costs of US$13.0 million, and R&D materials and testing fees of US$8.3 million.
Selling and marketing expenses.   Our selling and marketing expenses increased by US$73.1 million from US$45.2 million for the six months ended June 30, 2022 to US$118.2 million for the six months ended June 30, 2023, primarily due to increase in branding, advertising and marketing costs of US$29.8 million, and increase in distribution network expansion costs of US$25.6 million.
General and administrative expenses.   Our general and administrative expenses increased by US$10.3 million from US$70.1 million for the six months ended June 30, 2022 to US$80.4 million for the six months ended June 30, 2023, primarily due to increase in depreciation related to leased offices of US$9.6 million, and increase in IT and other professional services fees of US$10.7 million, which is in line with our business growth, partially offset by the decrease in share-based compensation of US$10.6 million.
Government grants.   Our government grants income decreased by US$56.5 million from US$57.2 million for the six months ended June 30, 2022 to US$0.7 million for the six months ended June 30, 2023, primarily due to a decrease in amortization of deferred income relating to government grants of US$57.2 million, partially offset by the increase in government grants in the amount of US$0.7 million with no future related costs required. With respect to the decreased amortization of deferred income relating to government grants, in 2018, we received a specific subsidy of US$755.6 million relating to the our future incurred R&D expenditures. During the six months ended June 30, 2023 and 2022, we recognized government grants of nil and US$57.2 million, respectively, for the R&D expenses incurred under this subsidy.
Operating loss
As a result of the foregoing, we had a loss from operations of US$344.4 million for the six months ended June 30, 2023, in comparison with a loss from operations of US$184.3 million for the six months ended June 30, 2022.
Interest expenses
Our interest expenses decreased by US$2.0 million from US$5.5 million for the six months ended June 30, 2022 to US$3.5 million for the six months ended June 30, 2023, primarily due to financing costs of US$5.1 million relating to the issuance costs of exchangeable notes issued during the six months ended June 30, 2022.
No such expenses were incurred during the six months ended June 30, 2023. Exclusive of this impact, the interest expenses increased due to an increase in short-term borrowings.
Interest income
Our interest income decreased by US$0.1 million from US$5.9 million for the six months ended June 30, 2022 to US$5.8 million for the six months ended June 30, 2023, primarily due to decrease in interest income arising from bank deposits.

Investment income (loss), net
We recorded investment income of US$2.8 million for the six months ended June 30, 2023, compared to an investment loss of US$2.7 million for the six months ended June 30, 2022. The income during the six months ended June 30, 2023 was primarily due to the gain on the disposal of subsidiary of US$3.8 million and investment income of US$0.1 million from structured deposits, which were partially offset by the loss on investment in ECARX Holdings Inc. of US$1.1 million. The loss during the six months ended June 30, 2022 was primarily due to the loss on fair value change of the foreign exchange forwards of US$2.7 million that were used to manage market risk associated with exposure to fluctuations in foreign currency rates.
Share of results of equity method investments
We recorded losses in share of results of equity method investments of US$0.6 million for the six months ended June 30, 2023, primarily due to losses of associate companies we invested during the six months ended June 30, 2023 and in 2022, calculated using the equity method.
Foreign currency exchange losses, net
We recorded foreign currency exchange losses of US$3.6 million for the six months ended June 30, 2023, compared to losses of US$6.3 million for the six months ended June 30, 2022. The net change in foreign currency exchange losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB.
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk
We recorded losses in changes in fair value of US$12.8 million for the six months ended June 30, 2023, primarily due to the recognition of losses from changes in fair value of mandatorily redeemable noncontrolling interest of US$0.1 million, exchangeable notes of US$6.3 million and convertible notes of US$6.4 million.
Changes in fair values of put option liabilities
We recorded gain in changes in fair values of put option liabilities of US$3.3 million for the six months ended June 30, 2023.
Loss before income taxes
As a result of the foregoing, our loss before income taxes for the six months ended June 30, 2023 was US$353.0 million, increased by US$146.8 million from US$206.2 million for the six months ended June 30, 2022.
Income tax benefit (expense)
The effective income tax rate for the six months ended June 30, 2023 and 2022 was 0.0% and negative 0.1%, respectively. The effective income tax rate for the six months ended June 30, 2023 and 2022 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.
Net loss
As a result of the foregoing, our net loss increased by US$146.7 million from US$206.3 million for the six months ended June 30, 2022 to US$352.9 million for the six months ended June 30, 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenues
	For the Year Ended December 31,
	2022	2021	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Sales of goods	1,186	369	817	221.4
Vehicles	828	369	459	124.4
Others	358	—	358	—
Service revenues	8,371	3,318	5,053	152.3
Total Revenues	9,557	3,687	5,870	159.2
Our total revenues increased by US$5.9 million from US$3.7 million for the year ended December 31, 2021 to US$9.6 million for the year ended December 31, 2022, primarily due to sales from the distribution of historical Lotus-brand ICE sports cars, auto parts, and peripheral products, automotive design and development services provided to Geely Holding.
Sales of goods.   Our sales of goods revenue increased by US$0.8 million from US$0.4 million for the year ended December 31, 2021 to US$1.2 million for the year ended December 31, 2022, primarily due to the increase in sales from the distribution of historical Lotus-brand ICE sports cars of US$0.4 million, and auto parts and peripheral products of US$0.4 million.
Service revenues.   Our service revenue increased by US$5.1 million from US$3.3 million for the year ended December 31, 2021 to US$8.4 million for the year ended December 31, 2022, primarily due to increase in automotive design and development services provided to Geely Holding.
Cost of revenues
	For the Year Ended December 31,
	2022	2021	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	(948)	(331)	617	186.4
Cost of services	(6,302)	(2,799)	3,503	125.2
Total	(7,250)	(3,130)	4,120	131.6
Our cost of revenues increased by US$4.1 million from US$3.1 million for the year ended December 31, 2021 to US$7.3 million for the year ended December 31, 2022. The increase in cost of revenues was primarily due to the increased revenues. The increase was primarily attributable to cost of sales from the distribution of historical Lotus-brand ICE sports cars of US$0.4 million, auto parts and peripheral products of US$0.2 million, and automotive design and development services provided to Geely Holding of US$3.3 million.

Gross profit and gross margin
	For the Year Ended December 31,
	2022	2021	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Gross profit	2,307	557	1,750	314.2
Gross margin (%)	24.1	15.1	—	—
As a result of the foregoing, our gross profits increased from US$0.6 million for the year ended December 31, 2021 to US$2.3 million for the year ended December 31, 2022 and our gross margins increased from 15.1% for the year ended December 31, 2021 to 24.1% for the year ended December 31, 2022. The increased gross profit and gross margin was primarily due to the increased design services revenue with higher gross profit margin.
Operating expenses
	For the Year Ended December 31,
	2022	2021	Change
	US$	US$	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	(445,844)	(511,364)	(65,520)	(12.8)
Selling and marketing expenses	(151,331)	(38,066)	113,265	297.5
General and administrative expenses	(148,369)	(54,763)	93,606	170.9
Government grants	55,824	490,694	(434,870)	(88.6)
Total	(689,720)	(113,499)	576,221	507.7
Research and development expenses.   Our research and development expenses decreased by US$65.5 million from US$511.4 million for the year ended December 31, 2021 to US$445.8 million for the year ended December 31, 2022 primarily due to the fact that we incurred R&D expenses relating to the Geely License of US$288.9 million during the year ended December 31, 2021, and no such expenses were incurred during the year ended December 31, 2022. The impact was partially offset by the increase of outsourced R&D service costs of US$143.7 million, R&D materials of US$39.3 million, R&D labor costs of US$21.1 million and IT service fees of US$8.0 million.
Selling and marketing expenses.   Our selling and marketing expenses increased by US$113.3 million from US$38.1 million for the year ended December 31, 2021 to US$151.3 million for the year ended December 31, 2022, primarily due to increase in sales personnel and therefore the associated labor costs of US$16.9 million, increase in depreciation related to show cars and leased sales stores of US$12.3 million and increase in advertising costs of US$69.2 million related to the introduction of new vehicle models, such as Eletre.
General and administrative expenses.   Our general and administrative expenses increased by US$93.6 million from US$54.8 million for the year ended December 31, 2021 to US$148.4 million for the year ended December 31, 2022, primarily due to our enhanced business operation functionalities and their associated increase in labor costs of US$45.1 million, depreciation related to leased offices of US$10.2 million, increased IT service costs of US$7.4 million, outsourced labor service cost of US$8.4 million and professional services fees of US$4.5 million, which is in line with our business growth. In addition, we incurred share-based compensation of US$10.6 million for the year ended December 31, 2022.
Government grants.   Our government grants income decreased by US$434.9 million from US$490.7 million for the year ended December 31, 2021 to US$55.8 million for the year ended December 31, 2022, primarily due to the decreased amortization of deferred income relating to government grants of US$435.5 million, partially offset by the increase in government grants of US$0.6 million with no future related costs required.

With respect to the decreased amortization of deferred income relating to government grants, in 2018, we received a specific subsidy of US$755.6 million relating to the our future incurred R&D expenditures. During the years ended December 31, 2022 and 2021, we recognized government grants of US$55.0 million and US$490.5 million, respectively, for the R&D expenses incurred under this subsidy.
Operating loss
As a result of the foregoing, we had a loss from operations of US$112.9 million for the year ended December 31, 2022, in comparison with a loss from operations of US$687.4 million for the year ended December 31, 2021.
Interest expenses
Our interest expenses increased by US$4.9 million from US$3.6 million for the year ended December 31, 2021 to US$8.5 million for the year ended December 31, 2022, primarily due to the increase of the fair value of the guarantees and additional features provided by Founders Onshore Vehicle for the exchangeable notes of US$4.7 million, which was treated as debt issuance cost and charged to the interest expenses.
Interest income
Our interest income increased by US$6.0 million from US$6.2 million for the year ended December 31, 2021 to US$12.2 million for the year ended December 31, 2022, all due to increase in interest income arising from bank deposits.
Investment income (loss), net
We recorded investment income of US$2.2 million for the year ended December 31, 2021, compared to investment loss of US$3.2 million for the year ended December 31, 2022. The loss during the year ended December 31, 2022 was primarily due to the loss on fair value change of the foreign exchange forwards of US$2.7 million that were used to manage market risk associated with exposure to fluctuations in foreign currency rates and the loss on investment in ECARX Holdings Inc. of US$1.5 million, which were partially offset by the investment income of US$1.0 million from structured deposits. During the year ended December 31, 2021, we incurred the gain on fair value change of the foreign exchange forwards of US$2.2 million that were used to manage market risk associated with exposure to fluctuations in foreign currency rates.
Share of results of equity method investments
We recorded losses in share of results of equity method investments of US$2.8 million for the year ended December 31, 2022, primarily due to losses of three associate companies we newly invested in 2022, calculated using the equity method.
Foreign currency exchange gains (losses), net
We recorded foreign currency exchange gains of US$0.8 million for the year ended December 31, 2021, compared to losses of US$11.5 million for the year ended December 31, 2022. The net change in foreign currency exchange losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB.
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk
We recorded losses in changes in fair value of US$23.0 million for the year ended December 31, 2022, primarily due to the recognition of losses from changes in fair value of mandatorily redeemable noncontrolling interest of US$5.6 million, exchangeable notes of US$13.2 million and convertible notes of US$4.3 million.

Loss before income taxes
Primarily as a result of the foregoing, our loss before income taxes for the year ended December 31, 2022 was US$724.3 million, increased by US$615.6 million from US$108.7 million for the year ended December 31, 2021.
Income tax expenses
The effective income tax rate for the years ended December 31, 2022 and 2021 was negative 0.04% and negative 1.71%, respectively. The effective income tax rate for the years ended December 31, 2022 and 2021 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.
Net loss
As a result of the foregoing, our net loss increased by US$614.1 million from US$110.5 million for the year ended December 31, 2021 to US$724.6 million for the year ended December 31, 2022.
Liquidity and Capital Resources
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods/years indicated.
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2023	2022	2022	2021
	US$	US$	US$	US$
	(in thousands)
Summary Consolidated and Combined Cash Flow Data
Net cash used in operating activities	(303,700)	(132,736)	(351,419)	(126,505)
Net cash (used in) provided by investing activities	(103,733)	(116,865)	(149,414)	244,476
Net cash provided by financing activities	415,283	353,992	758,131	364,853
Effect of exchange rate changes on cash and restricted cash	(18,356)	(27,068)	(49,217)	2,943
Net (decrease) increase in cash and restricted cash	(10,506)	77,323	208,081	485,767
Cash and restricted cash at the beginning of the period/year	739,533	531,452	531,452	45,685
Cash and restricted cash at the end of the period/year	729,027	608,775	739,533	531,452
To date, we have financed our operating and investing activities primarily through cash generated by historical debt and equity financing activities and capital contributions from our shareholders. We had cash and restricted cash of US$729.0 million, US$608.8 million, US$739.5 million and US$531.5 million as of June 30, 2023 and 2022 and December 31, 2022 and 2021, respectively. Cash and restricted cash from continuing operations comprise cash at bank and on hand and deposits made to banks to secure bank acceptance notes and deposits made to landlords for certain long-term leases.
In connection with the Business Combination, holders of 20,518,519 LCAA Public Shares exercised their right to redeem their shares for cash at a redemption price of US$10.86 per share, for an aggregate redemption amount of US$222.8 million, representing approximately 94.2% of the total LCAA Class A Ordinary Shares then outstanding. We raised gross cash proceeds of approximately US$895.7 million in connection with the Business Combination, including US$858.5 million from PIPE Investors.
We will not receive any proceeds from any sale of the Registered Securities by the Selling Securityholders. We will receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the ADSs, among other things. If the market price for the ADSs is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the

Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
Historically, we had relied on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance our operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to: (a) obtaining additional loans from banks or related parties, and issuance of redeemable convertible preferred shares and convertible notes or exchangeable notes to new and existing investors and renewal of existing convertible notes and exchangeable notes when they are due, though there is no assurance that we will be successful in obtaining such additional liquidity on terms acceptable to us, if at all; or failing that, (b) a business plan to increase revenue and control operating costs and expenses to generate positive operating cash flows and optimize operational efficiency to improve our cash flow from operation. The feasibility of such plan is contingent upon many factors out of our control, and is highly uncertain and difficult to predict. We may seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. The Selling Securityholders can sell, under this prospectus, up to (i) 680,957,495 Ordinary Shares constituting (on a post-exercise basis) approximately 99.2% of the total issued and outstanding Ordinary Shares (assuming the exercise of all outstanding Warrants), and (ii) 5,486,784 Warrants, representing approximately 36.5% of our outstanding Warrants, as of the date of this prospectus. Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our securities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Risk Factors — Risks Relating to Our Business and Industry — We have not been profitable and had negative net cash flows from operations. If we do not effectively manage our cash and other liquid financial assets, execute our plan to increase profitability and obtain additional financing, we may not be able to continue as a going concern “ and “Risk Factors — Risks Relating to Our Business and Industry — Our business plans require a significant amount of capital. In addition, our future capital needs may require us to obtain additional equity or debt financing that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”
In April 2023, we entered into a convertible note purchase agreement with Momenta Global Limited, pursuant to which we agreed to issue to Momenta Global Limited a convertible note denominated in the U.S. dollars in the principal amount of the U.S. dollar equivalent of RMB 80,000,000 due to mature on May 30, 2024. The Momenta Note was issued in May 2023 following our acquisition of Momenta’s 40% equity interest in Ningbo Robotics. On November 11, 2023, LTC exercised the voluntary redemption right under the note purchase agreement to redeem 50% of the principal amount of the convertible note. LTC subsequently issued to Momenta Global Limited a new convertible note in the principal amount of US$5,648,281.51 upon surrender of the original convertible note (the “Momenta Note”). On the Closing Date, the Momenta Note was automatically converted into 577,456 Ordinary Shares.
During March to April 2023, we entered into convertible note purchase agreements with certain investors, pursuant to which we issued unsecured convertible notes in an aggregate principal amount of US$23.5 million, each with the maturity date being the date that is one year following the issue date, which can be extended by the respective investor for an additional six months. On the Closing Date, these convertible notes were automatically converted into a total of 2,433,912 Ordinary Shares.
In January 2023, we issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, between April 1, 2025 and June 30, 2025, at a pre-agreed price. The exercise price will be settled with LTC Ordinary Shares.
In November 2022, the former VIE’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”), entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Lightning Speed is entitled to issue exchangeable notes to obtain financing from the investor. Each tranche of the exchangeable notes is scheduled to mature on the five-year anniversary date of issuance. With the consent of the investor, each tranche of the exchangeable notes is eligible for two extensions and each extension shall not exceed one year. Subject to further agreement by both parties, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of Lightning Speed at the conversion date. In December 2022, Lightning Speed issued the first tranche of exchangeable notes with the principal amount of RMB500,000,000 to the investor.
In June 2022, our subsidiary, Ningbo Robotics, issued a seven-year convertible note to an investor, who is entitled to receive annual interest on June 30 every year until the expiration of the convertible note. This note is convertible into the equity interest of Ningbo Robotics.
In November 2021, we entered into one-year convertible notes with an investor, which was converted into redeemable convertible preferred shares in February 2022.
In September 2021, our WFOE entered into an exchangeable note agreement with an investor. Pursuant to the agreement, our WFOE is entitled to issue, from time to time, exchangeable notes to obtain financing from the investor. Each tranche of exchangeable notes is scheduled to mature on the one-year anniversary date of issuance. Also, upon the notification in writing by us, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount. In April 2023, we entered into a subscription agreement with the investor, pursuant to which the investor has committed to subscribe for and purchase LTC Ordinary Shares, which will be settled by the then outstanding principal amount of the exchangeable notes, subject to the satisfaction or waiver of certain customary closing conditions of the respective parties. The maturity dates of the exchangeable notes were extended to the earlier of March 15, 2024 and termination of the Merger Agreement. In connection with the Business Combination, 36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder.
Part of our revenues have been, and are expected to continue to be, denominated in RMB. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
Operating activities
For the six months ended June 30, 2023, net cash used in operating activities was US$303.7 million, which was attributable to a net loss of US$352.9 million for the same period from continuing operations adjusted for certain non-cash items, primarily consisting of (i) depreciation of US$22.6 million, and (ii) changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk of US$12.8 million, and changes in certain working capital accounts, primarily consisting of (i) increase in accounts payable due to related parties of US$151.2 million primarily attributable to the increase in purchase of BEVs and Lotus-brand ICE sports cars, (ii) increase in accrued expenses and other current liabilities due to related parties of US$40.4 million primarily attributable to the acquisition of the distribution right and the increase of outsourced R&D services, (iii) increase in contract liabilities due to third parties of US$26.1 million primarily attributable to the increased receipts in advance for selling vehicles and auto parts, and, (iv) increase in other non-current liabilities due to third parties of US$17.0 million primarily attributable to the conditional and refundable government grants received, partially offset by (i) increase in inventories of US$104.7 million primarily attributable to the increase of vehicles available for sale, (ii) increase in other non-current assets due from third parties of US$91.4 million primarily attributable to the increased deductible VAT, and (iii) decrease in accrued expenses and other current liabilities due to third parties of US$22.2 million primarily attributable to the settlement of R&D expenditures.
For the year ended December 31, 2022, net cash used in operating activities was US$351.4 million, which was primarily attributable to a net loss of US$724.6 million for the same year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) amortization of deferred income relating to government grants of US$55.0 million, (ii) loss on changes in fair value of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk, of US$23.0 million, (iii) reduction in the carrying amount of operating lease right-of-use assets of US$15.4 million, (iv) depreciation of property, equipment and software of US$12.8 million, (v) share-based compensation expense of US$10.6 million related to our 24,077,778 ordinary shares redesignated as Series Pre-A Preferred Shares in March 2022, and (vi) net unrealized foreign currency exchange losses of US$10.2 million primarily attributable to fluctuations in exchange rates between U.S. dollar and RMB, and changes in certain working capital accounts that increase operating cash flows, primarily consisting of (i) decrease in prepayments and other current assets due from related parties of US$405.2 million primarily attributable to the refund of US$427.2 million from Zhejiang Liankong Technologies Co., Ltd, a subsidiary of Geely Holding, relating to the Geely License, (ii) increase in accrued expenses and other current liabilities due to third parties of US$145.9 million primarily attributable to the increased accrued payroll and payable for other operating expenditures in line with the expansion of our business, and (iii) increase in other non-current liabilities due to third parties of US$16.1 million attributable to long-term deposits from third party suppliers, partially offset by (i) decrease in accrued expenses and other current liabilities due to related parties of US$201.1 million primarily attributable to the settlement of payroll and consumable materials for R&D expenditures incurred in the Lotus BEV business unit of Ningbo Geely R&D and R&D support service fee due to Ningbo Geely R&D, (ii) increase in inventories of US$21.6 million primarily attributable to the increase of vehicles available for sale, and (iii) decrease in operating lease liabilities of US$14.6 million primarily attributable to the lease payments.
For the year ended December 31, 2021, net cash used in operating activities was US$126.5 million, which was primarily attributable to a net loss of US$110.5 million for the same year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) amortization of deferred income relating to government grants of US$490.5 million, (ii) reduction in the carrying amount of operating lease right-of-use assets of US$5.6 million, (iii) non-cash interest expenses of US$3.6 million primarily attributable to the debt issuance cost relating to exchangeable notes, (iv) investment income of US$2.2 million arising from the change in fair value of a derivative instrument, and (v) depreciation of US$2.1 million primarily relating to our property, equipment and software, and changes in certain working capital accounts that increase operating cash flows, primarily consisting of (i) increase in accrued expenses and other current liabilities due to related parties of US$401.3 million primarily attributable to the increase in the payroll and consumable materials for R&D expenditures incurred in the Lotus BEV business unit of Ningbo Geely R&D and R&D support service fee due to Ningbo Geely R&D, (ii) increase in accrued expenses and other current liabilities due to third parties of US$84.7 million due to the increased accrued payroll and payable for other operating expenditures, and (iii) decrease in prepayments and other current assets due from related parties of US$83.2 million primarily attributable to the refund of R&D service fees from Ningbo Geely R&D, partially offset by (i) decrease in operating lease liabilities of US$55.4 million primarily attributable to prepaid land use rights, (ii) increase in prepayments and other current assets due from third parties of US$41.4 million primarily attributable to the increased deductible VAT, and (iii) increase on other non-current assets of US$8.0 million primarily attributable to the increased deductible VAT and long-term rental deposits.
Investing activities
For the six months ended June 30, 2023, net cash used in investing activities was US$103.7 million, which was mainly attributable to (i) payments for purchases of property, equipment and software and intangible assets of US$113.2 million, and (ii) payments for purchases of short-term investments of US$38.3 million, partially offset by (i) proceeds from sales of short-term investments of US$37.4 million, and (ii) receipt of government grant related to assets of US$14.5 million.
For the year ended December 31, 2022, net cash used in investing activities was US$149.4 million, which was mainly attributable to (i) payments for purchases of short-term investments of US$300.7 million, (ii) proceeds from sales of short-term investments of US$289.6 million, and (iii) payments for purchases of property, equipment and software and intangible assets of US$133.3 million.
For the year ended December 31, 2021, net cash provided by investing activities was US$244.5 million, which was mainly attributable to (i) receipt of government grant related to assets of US$279.1 million, and (ii) payments for purchases of property, equipment and software and intangible assets of US$34.6 million.
Financing activities
For the six months ended June 30, 2023, net cash provided by financing activities was US$415.3 million, which was mainly attributable to (i) proceeds from bank loans of US$378.7 million, (ii) proceeds from settlement of receivable from shareholders of US$26.1 million, (iii) proceeds from issuance of convertible notes of US$22.3 million, and (iv) receipt of refundable deposits in connection with the issuance of Private Investment in Public Equity (“PIPE”) investments and convertible notes of US$11.0 million, partially offset by (i) payment for redemption of mandatorily redeemable noncontrolling interest of US$11.6 million, and (ii) repayment of bank loans of US$11.1 million.
For the year ended December 31, 2022, net cash provided by financing activities was US$758.1 million, which primarily attributable to (i) proceeds from issuance of exchangeable notes of US$379.0 million, (ii) proceeds from issuance of Series A Preferred Shares of US$187.7 million, (iii) proceeds from issuance of Series Pre-A Preferred Shares of US$129.7 million, (iv) proceeds from issuance of ordinary shares of US$76.1 million, (v) proceeds from issuance of convertible notes of US$75.0 million, (vi) repayment of exchangeable notes for issuance of Series A Preferred Shares of US$57.4 million, and (vii) consideration payment in connection with reorganization of US$50.8 million.
For the year ended December 31, 2021, net cash provided by financing activities was US$364.9 million, which primarily attributable to (i) proceeds from issuance of ordinary shares of US$197.9 million, (ii) proceeds from issuance of exchangeable notes of US$125.0 million, (iii) proceeds from issuance of convertible notes of US$23.4 million, and (iv) capital contribution from shareholders of US$15.7 million.
Material cash requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of June 30, 2023 and any subsequent interim period primarily include our capital expenditures and purchase commitment.
Our capital expenditures are primarily incurred for purchase of property, equipment and software and intangible assets. Our total capital expenditures were US$113.2 million and US$44.8 million for the six months ended June 30, 2023 and 2022, respectively. We will continue to make capital expenditures to meet the needs of our business operations. As of June 30, 2023, our capital expenditure commitment was US$50.2 million.
Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of BEVs, ICE sports cars and research and development services. As of June 30, 2023, our purchase commitment was US$138.2 million.
Our operating lease obligation primarily consists of non-cancellable operating lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. As of June 30, 2023, our operating lease obligation was US$141.3 million.
As of June 30, 2023, the outstanding balance of convertible notes payable was US$99.8 million.
As of June 30, 2023, the outstanding balance of exchangeable notes payable was US$418.7 million.
As of June 30, 2023, the outstanding balance of our put option liabilities was US$6.1 million.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of June 30, 2023.
		Payment Due by Period
	Total	Within One Year	More Than One Year
	(US$ in thousands)
Capital expenditure commitment	50,157	42,052	8,105
Purchase commitment	138,165	138,165	—
Operating lease obligation	141,282	23,011	118,271
Convertible notes	99,779	22,415	77,364
Exchangeable notes	418,743	346,115	72,628
Put option liabilities	6,069	—	6,069
Total	854,195	571,758	282,437
Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2023.
Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated and combined financial statements except for certain call options that Meritz granted us in November 2023 in connection with the Meritz Investment. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Critical Accounting Estimates
An accounting estimate is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated and combined financial statements.
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
Impairment of trademark licenses with indefinite useful lives
Trademark licenses with indefinite useful lives is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived trademark licenses. If after performing the qualitative assessment, we determine that it is more likely than not that the indefinite-lived trademark licenses are impaired, we calculate the fair value of the trademark licenses and perform a quantitative impairment test by comparing the fair value of the trademark licenses with the carrying amount. If the carrying amount of the indefinite-lived trademark licenses exceeds the fair value, we recognize an impairment loss in an amount equal to that excess.
We determined the estimated fair value of the trademark licenses based upon the relief from royalty method. Under this method, a royalty rate based on observed market royalties is applied to projected revenue supporting the trademark licenses and discounted to present value, using forecasted revenue growth rate projections and a discount rate, respectively, that required significant judgment by management.
Fair value of share-based compensation awards
We account for the compensation cost from share-based payment transactions with employees and non-employee service providers based on the grant-date fair value of the awards. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, actual and projected share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.
The fair value of the awards granted is estimated on the date of grant using the binomial option pricing model. Under the binomial option pricing model, we made a number of assumptions regarding the fair value of the share-based compensation awards, including:
•
Risk-free interest rate, which was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the awards in effect at the valuation date.

•
Expected volatility, which was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the awards.

•
Expected dividend yield, which is zero as we do not anticipate any dividend payments in the foreseeable future.

•
Exercise multiple, which was estimated as the average ratio of the stock price to the exercise price of when employees or non employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employees or non-employees exercise history, it was estimated by referencing to a widely-accepted academic research publication.

•
Expected terms, which is the contract life of the awards.

•
Fair value of underlying ordinary share. We determined the fair value of equity by using the income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a present value, and then allocated the equity value to the ordinary shares.

Holding Company Structure
Lotus Technology Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries in China, the U.K., Germany, and Netherlands currently. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our mainland China subsidiaries.
If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws of mainland China, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, LTC provided loans with principal amount of US$214.6 million, US$5.9 million and nil to its subsidiaries, and made capital contribution of US$109.3 million, US$94.7 million and nil to its subsidiaries.
For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, the WFOE provided loans with principal amount of US$165.5 million, US$49.6 million and nil to its subsidiaries, and made capital contribution of US$21.6 million, US$137.2 million and US$108.9 million to its subsidiaries.
For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, the WFOE paid advances of nil, nil and US$11.1 million to the former VIE. For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, the WFOE collected the advances of nil, US$10.6 million and nil from the former VIE.
For the six months ended June 30, 2023 and for the years ended December 31, 2022 and 2021, the other subsidiaries provided loans with principal amount of US$90.4 million, nil and nil to the WFOE, repaid loans of US$11.0 million, nil and nil to the LTC, repaid loans of US$54.7 million, nil and nil to the WFOE, and made capital contribution of US$19.9 million, nil and nil to the WFOE.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in June 2023 was increase of 0.0%. According to the same source, the year-over-year percent changes in the consumer price index for the years ended December 31, 2022 and 2021 were increases of 2.0% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
Quantitative and Qualitative Disclosure about Market Risk
Foreign exchange risk
The revenue and expenses of our entities in mainland China are generally denominated in RMB and their assets and liabilities are denominated in RMB. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the RMB. A significant portion of our cash and restricted cash and short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and RMB may result in foreign exchange gains or losses. We selectively use financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards, which are not qualified for hedge accounting, and are measured at fair value and recognized as either assets or liabilities on the consolidated and combined balance sheets. In addition, the value of your investment in our securities will be affected by the exchange rates between the U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our securities will be traded in U.S. dollars.
RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of RMB out of mainland China as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.
The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rates between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rates between the RMB and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our securities or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollar amounts available to us.
As of June 30, 2023, we had RMB-denominated cash of RMB3.0 billion. A hypothetical 10% increase or decrease in the exchange rate of the RMB against the U.S. dollar would have resulted in an increase or decrease of US$41.9 million in the RMB-denominated cash as of June 30, 2023.
As of December 31, 2022, we had RMB-denominated cash of RMB3.8 billion. A hypothetical 10% increase or decrease in the exchange rate of the RMB against the U.S. dollar would have resulted in an increase or decrease of US$54.7 million in the RMB-denominated cash as of December 31, 2022.
As of December 31, 2021, we had RMB-denominated cash of RMB2.5 billion. A hypothetical 10% increase or decrease in the exchange rate of the RMB against the U.S. dollar would have resulted in an increase or decrease of US$38.9 million in the RMB-denominated cash as of December 31, 2021.
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.
Credit risk
Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable and prepayments and other current assets to related parties.
Substantial all of our cash at bank is held by third-party financial institutions located in the PRC. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500 thousand. We have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, we primarily place bank deposits with large financial institutions in the PRC with acceptable credit rating.
Accounts receivable are unsecured and are primarily derived from revenue earned from automotive design and development services. Accounts receivable and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.
Internal Control Over Financial Reporting
Prior to the consummation of the Business Combination, we had been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the issuance of our audited consolidated and combined financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by SEC to formalize, design, implement and operate key controls over financial reporting process to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.
We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) establishing clear roles and responsibilities for our accounting staff and effective oversight to address accounting and financial reporting issues, and (iv) establishing controls to identify nonrecurring and complex transactions and assess the impact of the adoption of new accounting standards to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our securities may be adversely affected.”
As a company with less than US$1.235 billion in revenues for fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated and combined financial statements included elsewhere in this prospectus.

MANAGEMENT
The following table sets forth certain information relating to our executive officers and directors as of the date of this prospectus. Our board of directors is comprised of seven directors.
Directors and Executive Officers	Age	Position/Title
Daniel Donghui Li	53	Director and Chairman of the Board of Directors
Qingfeng Feng	51	Director and Chief Executive Officer
Alexious Kuen Long Lee	48	Director and Chief Financial Officer
Ooi Teik Huat	64	Director
Ning Yu	53	Independent Director
Ada Yunfeng Yan	54	Independent Director
Anish Melwani	45	Independent Director
Daniel Donghui Li has served as our director and Chairman of the Board of Directors since November 2021. Previously, Mr. Li joined Geely Holding Group in April 2011 as Vice President and Chief Financial Officer. Since November 2011, he has served as a Director on the Board of Geely Holding Group. In April 2012, he was appointed as a Director on the Board of Volvo Cars (VOLCAR B). From May 2011 to April 2014, he served as Executive Director of Geely Automobile Holdings Co., Ltd. (HK.0175). From June 2016 to November 2020, he served as Executive Vice President and Chief Financial Officer of Geely Holding Group. In July 2016, he was appointed the position of Executive Director and Vice Chairman of Geely Automobile Holdings Co., Ltd. (HK.0175). In 2017, he was appointed as a member on the board of Polestar (Nasdaq: PSNY). In November 2020, he was appointed CEO of Geely Holding Group. Mr. Li obtained an MBA degree from the Indiana University Kelley School of Business in 2010. He graduated from the Beijing Institute of Machinery in 1997 with a master’s degree in management engineering (with a focus on financial management). He also obtained a bachelor’s degree in philosophy from China Renmin University in 1991.
Qingfeng Feng has served as our director and Chief Executive Officer since our inception. Since joining Geely Holding Group in 1999, he has worked in sales, manufacturing, supply chain and quality management and R&D, among other areas, holding multiple key positions in Geely Holding, including General Manager of Group Sales Company and Deputy General Manager of Geely Ningbo Company. In 2012, he was appointed as a vice president of Geely Holding Group and a member of the management board. In 2013, he became the Chief Technical Officer of Geely Holding Group, where he was responsible for establishment and management of R&D systems and product strategic planning, and was in charge of Geely’s Market Strategy Centre, Technology Management Department, Geely Automobile Research Institute, and Geely Components and Parts Development Centre. In 2018, he was appointed as the Chief Executive Officer of Lotus Group. Qingfeng Feng graduated from East China University of Science and Technology in 1997 with a bachelor’s degree in Chemical Engineering. He completed an EMBA program at Tsinghua University in 2006.
Alexious Kuen Long Lee has served as the Chief Financial Officer since our inception and our director since November, 2021. Previously, he was appointed as the Head of Strategic Marketing at FIAT Industrial China Investment Co. in 2004. He joined CLSA in 2011, and served as the Managing Director and Head of China Capital Access at CITIC-CLSA from 2017, directly responsible for the leadership role of bridging onshore and offshore resources (capital, cross-border investment), through the CLSA gateway. Since 2019, Mr. Lee was the Managing Director and Head of China Strategy at Jefferies.
Ooi Teik Huat has served as our director since January 2023. Mr. Ooi has served as the director of Meridian Solutions Sdn Bhd since September 1996. From August 1993 to August 1996, he was the head of corporate finance at Pengkalen Securities Sdn Bhd. Prior to that, Mr. Ooi was manager of corporate advisory department at Malaysian International Merchant Bankers Berhad from June 1989 to August 1993, and an audit supervisor at Othman Hew & Co Chartered Accountants from September 1984 to June 1989. Mr. Ooi has been serving at three public listed companies, DRB-Hicom Berhad (since 2008), Malakoff Corporation Berhad (since 2012), and Gas Malaysia Berhad (since 2013). Mr. Ooi graduated from Monash University, Australia with a Bachelor of Economics. He is a member of CPA Australia and Malaysian Institute of Accountants.

Ning Yu has served as our director since July 2022. Mr. Yu has 30 years of working experience in the automotive industry. Mr. Yu has served as the Managing Partner of NIO Capital for five years. Before joining NIO Capital, Mr. Yu had worked at Geely Holding Group as Vice President for five years responsible for Geely’s international business. Prior to Geely, Mr. Yu was the CEO of Fiat Powertrain Technologies in Asia Pacific, a division of the Fiat Group. Prior to that, he held management positions at General Dynamics and Daimler Chrysler in U.S. and was an engineer at Ministry of Machinery of China. Mr. Yu holds a Ph.D in Automotive Engineering from China Agricultural University and a Master Degree in Industrial Engineering from University of Windsor in Canada.
Ada Yunfeng Yan has served as our independent director since February 2024. Ms. Yan started her career at Exxon (as it was then known) in 1994, where she spent thirteen years working in Exxon and ExxonMobil’s affiliate companies in Beijing, Houston, Hong Kong and Shanghai. From 2007 to 2012, Ms. Yan served as the general manager at Delphi Wanyuan Engine Management Systems Co., Ltd. and the CFO of Delphi’s joint venture and R&D companies in Beijing. Ms. Yan joined Shell in 2012, serving as cluster finance manager at Shell China/HK Lubricant Sales and Marketing business, regional finance manager at Shell Lubricant Supply Chain Asia Pacific and Middle East, and the CFO of Tongyi Lubricant Oil Company (a Shell joint venture). Ms. Yan started her sole proprietary business in 2018, providing financial consulting services for manufacturing companies based in California. Ms. Yan has been a member of ACCA since 1999, the Hong Kong Institute of Certified Public Accountant since 2002, and FCCA since 2004. Ms. Yan graduated from China Institute of Finance (currently School of Banking and Finance of University of International Business and Economics) with a bachelor’s degree in international finance in 1992. She received her MBA from the State University of New Jersey, Rutgers in 2001.
Anish Melwani has served as our independent director since February 2024. Mr. Melwani is an independent director of LCAA and the Chairman and Chief Executive Officer of LVMH for North America. In this role, he oversees and coordinates the activities of the LVMH Group across more than 75 Maisons. Mr. Melwani is a member of the board of directors for Fresh Cosmetics, Inc., Marc Jacobs Holdings LLC, Colgin Cellars LLC, Starboard Cruise Services, Inc., and Tiffany & Co. Prior to joining LVMH in 2015, Mr. Melwani was a Senior Partner in the New York office of McKinsey and Company where he co-led the Global Strategy & Corporate Finance practice and supported clients across industries. At McKinsey since 1999, Mr. Melwani counseled senior executives of leading global companies on issues related to corporate strategy, M&A, alliances, portfolio management and organization. Mr. Melwani worked in McKinsey’s Singapore and Hong Kong offices and was then relocated to the New York office, where he advised leaders of public sector institutions in New York City. Mr. Melwani is a member of the Council on Foreign Relations, the Board of the United Way of New York City where he serves on the Marketing Committee, and the National Retail Federation’s Board of Directors. Mr. Melwani holds a B.A. in Economics from Harvard University.
Board of Directors
Our board of directors consists of seven directors as of the date of this prospectus. The Amended Articles provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.
A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.
The directors may exercise all the powers of the company to raise or borrow money, mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.

No non-employee director has a service contract with us that provides for benefits upon termination of service.
Board Committees
We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
The audit committee consists of Ms. Ada Yunfeng Yan, Mr. Ning Yu and Mr. Anish Melwani. Ms. Ada Yunfeng Yan is the chairperson of the audit committee. Ms. Ada Yunfeng Yan satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Ada Yunfeng Yan, Mr. Ning Yu and Mr. Anish Melwani satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee
The compensation committee consists of Mr. Donghui Li, Mr. Ning Yu and Mr. Anish Melwani. Mr. Donghui Li is the chairperson of the compensation committee. Each of Mr. Ning Yu and Mr. Anish Melwani satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and

•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Mr. Donghui Li, Mr. Ning Yu and Ms. Ada Yunfeng Yan. Mr. Donghui Li is the chairperson of the nominating and corporate governance committee.

Each of Mr. Ning Yu and Ms. Ada Yunfeng Yan satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by our directors is breached.
Appointment and Removal of Directors
The Amended Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution, except with regard to the removal of the Chairperson, who may be removed from office by special resolution. The Amended Articles also provide that the directors may, so long as a quorum of directors remains in office, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Our directors do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.
The office of a director shall be vacated if, amongst other things, such director (a) becomes prohibited by applicable law from being a Director, (b) becomes bankrupt or makes any arrangement or composition with his or her creditors, (c) dies or is found to be or becomes of unsound mind, (d) resigns his or her office by notice in writing to us, (e) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (f) is removed from office pursuant to any other provision of the Amended Articles.
Terms of Directors
A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Amended Articles.

Foreign Private Issuer Status
We are an exempted company limited by shares incorporated in 2021 under the laws of the Cayman Islands. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we currently publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.
We are a non-U.S. company with foreign private issuer status listed on Nasdaq. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:
•
a majority of the board of directors consist of independent directors;

•
a compensation committee consisting of independent directors;

•
a nominating committee consisting of independent directors; or

•
regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, we currently have a majority-independent compensation committee and nominating and corporate governance committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics sets out the principles designed to guide our business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including chairperson and chief executive officer and chief financial officer. Relevant sections of the code also apply to members of our board of directors. We expect our suppliers, contractors, consultants, and other business partners to follow the principles set forth in our code when providing goods and services to us or acting on our behalf.
Compensation of Directors and Executive Officers
For the year ended December 31, 2023, we paid RMB16.0 million in compensation to our executive officers. We did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.
For information regarding share awards granted to our directors and executive officers, see the section entitled “— Share Incentive Plan.”
Employment Agreements and Indemnification Agreements
Each of the executive officers is party to an employment agreement with the WFOE. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as violation of company policies, conviction of crime, continued failure to satisfactorily perform agreed duties, or misconduct or dishonest act to our detriment. The employment may also be terminated without cause upon 30-day advance written notice. The executive officer may resign at any time with 30-day advance written notice.
Each executive officer of us has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information of us or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets. In addition, each executive officer of us has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify the relevant directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of us.
Share Incentive Plan
The 2022 Share Incentive Plan
In September 2022, our shareholders approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 51,550,661 (taking into account the effect of the Recapitalization). As of December 31, 2023, a total of awards to purchase 45,480,767 ordinary shares have been granted under the 2022 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates, without accounting for the impact of the Recapitalization.
The following paragraphs summarize the principal terms of the 2022 Share Incentive Plan.
Type of Awards.   The 2022 Share Incentive Plan permits the awards of options.
Plan Administration.   Mr. Qingfeng Feng will administer the 2022 Share Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement.   Awards granted under the 2022 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.   We may grant awards to employees, directors and consultants.
Vesting Schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options.   The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions.   Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2022 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator.
Termination and Amendment of the Plan.   Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years from the date of its effectiveness. Our board of directors has the authority to terminate, amend, suspend or modify the 2022 Share Incentive Plan, provided that certain amendments to the plan require the approval of our shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously issued pursuant to the 2022 Share Incentive Plan.
As of the date of this prospectus, we have not granted options to our directors or executive officers.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus:
•
each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;

•
each person who is an executive officer or director; and

•
all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of Warrants or any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.
The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 676,735,814 Ordinary Shares issued and outstanding as of the date of this prospectus. 15,037,030 Warrants are also issued and outstanding as of the date of this prospectus.
	Ordinary Shares	% of Total Ordinary Shares /Voting Power
Directors and Executive Officers(1):
Daniel Donghui Li(2)	14,398,633	2.1%
Qingfeng Feng(3)	57,061,249	8.4%
Alexious Kuen Long Lee	*	*
Ooi Teik Huat	—	—
Ning Yu	—	—
Ada Yunfeng Yan	—	—
Anish Melwani	*	*
All Directors and Executive Officers as a Group	72,813,782	10.8%
5.0% Shareholders:
Lotus Advanced Technology Limited Partnership(4)	186,648,945	27.6%
Etika(5)	156,236,329	23.1%
Lotus Technology International Investment Limited(6)	108,740,886	16.1%
Meritz(7)	50,000,000	7.4%
Lotus Group International Limited(8)	47,995,443	7.1%
HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)(9)	44,997,886	6.7%

*
Less than 1%.

(1)
Except as indicated otherwise, the business address for the directors and executive officers of Lotus Tech is 800 Century Avenue, Pudong New Area, Shanghai, China. The business address for Mr. Daniel Donghui Li is 1760 Jiangling Road, Hangzhou, China. The business address for Mr. Ning Yu is Unit 2408, HKRI Taikoo Center One, No. 288 Shimen Yi Road, Jing’an District, Shanghai, China. The business address for Ooi Teik Huat is Meridian Solutions Sdn Bhd, 15-B3, UBN Apartments, No. 1, Lorong P. Ramlee, 50250 Kuala Lumpur, Malaysia.

(2)
Represents 14,390,634 Ordinary Shares held by Lotus Advanced Technology Limited Partnership (“LATLP”). Mr. Daniel Donghui Li indirectly holds 7.71% pecuniary interest in LATLP. See footnote (4) for further details about LATLP. Mr. Daniel Donghui Li disclaims beneficial ownership of all of the ordinary shares held by LATLP, except to the extent of his pecuniary interest therein.

(3)
Represents 57,058,582 Ordinary Shares held by LATLP. Mr. Qingfeng Feng indirectly holds 30.57% pecuniary interest in LATLP. See footnote (4) for further details about LATLP. Mr. Qingfeng Feng disclaims beneficial ownership of all of the ordinary shares held by LATLP, except to the extent of his pecuniary interest therein.

(4)
Represents 186,648,945 Ordinary Shares held by LATLP. LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)
Represents 156,236,329 Ordinary Shares held by Etika. Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The address of Etika is Level 4B, No. 88, Jalan Perdana, Taman Tasik Perdana, 50480 Kuala Lumpur W.P. Kuala Lumpur.

(6)
Represents 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited (“LTIIL”). LTIIL is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(7)
Represents 50,000,000 held by Meritz. The business address of Meritz is Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326.

(8)
Represents 47,995,443 Ordinary Shares held by LGIL. LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely HK and 49% owned by Etika. Geely HK is 100% owned by Geely Holding. See footnote (5) for details about Geely Holding. Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfold, NR14 8EZ, England.

(9)
Represents 44,997,886 held by Jingkai Fund. Jingkai Fund is a limited liability partnership established under the laws of the People’s Republic of China. The registered address of Jingkai Fund is Room A, No. 05, 14/F., Building 6, Phase II, Wuhan Economic Development Wanda Plaza, Plot 12C2, Wuhan Economic and Technological Development Zone, Wuhan City, Hubei Province, China.

SELLING SECURITYHOLDERS
This prospectus relates to, among other things, the registration and resale by the Selling Securityholders of up to (A) 680,957,495 ADSs, which include ADS underlying (i) 542,850,129 Class A Ordinary Shares beneficially owned by Lotus Advanced Technology Limited Partnership, Lotus Technology International Investment Limited, ETIKA AUTOMOTIVE SDN. BHD., LOTUS GROUP INTERNATIONAL LIMITED, MISSION PURPLE L.P., SCC Growth V Holdco B, Ltd., Mission Bloom Limited, SKYMACRO RESOURCES LIMITED, HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP), Northpole GLY 3 LP, Hangzhou Fuyang Investment Development Co., Ltd. and Ningbo Shangchuang Equity Investment Partnership (Limited Partnership), which were originally acquired prior to the Closing Date; (ii) 7,162,718 Ordinary Shares issued to the LCAA Founder Shareholders on the Closing Date in exchange for the LCAA Class B Ordinary Shares; (iii) 5,486,784 Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (iv) 122,446,496 Ordinary Shares issued on the Closing Date to the PIPE Investors; and (v) and 3,011,368 Ordinary Shares issued to the CB Investors, and (B) 5,486,784 Warrants. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the tables below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Selling Securityholders’ interest in our securities after the date of this prospectus.
The Selling Securityholders may from time to time offer and sell any or all of the Ordinary Shares or Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. However, we cannot advise you as to whether the Selling Securityholders will, in fact, sell any or all of such Ordinary Shares or Warrants. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of some or all of their Ordinary Shares or Warrants since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act.
The table below sets forth, as of the date of this prospectus, the aggregate number of Ordinary Shares and Warrants beneficially owned by the Selling Securityholders, the aggregate number of Ordinary Shares and Warrants that the Selling Securityholders may offer pursuant to this prospectus, and the aggregate number of Ordinary Shares and Warrants beneficially owned by the Selling Securityholders after the Registered Securities are sold. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is based upon information provided by the Selling Securityholders.
Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of Ordinary Shares registered on its behalf. A Selling Securityholder may sell all, some or none of such securities in this offering. See the section titled “Plan of Distribution.”

	Securities beneficially owned prior to this offering				Securities to be sold in this offering		Securities beneficially owned after this offering(3)
Name of Selling Securityholder	Ordinary Shares(1)	%(1)	Warrants(2)	%(2)	Ordinary Shares(1)	Warrants(2)	Ordinary Shares(1)	%(1)	Warrants(2)	%(2)
Lotus Advanced Technology Limited Partnership(4)	186,648,945	27.6	—	—	186,648,945	—	—	—	—	—
Lotus Technology International Investment Limited(5)	108,740,886	16.1	—	—	108,740,886	—	—	—	—	—
Etika Automotive Sdn. Bhd.(6)	156,236,329	23.1	—	—	156,236,329	—	—	—	—	—
Lotus Group International Limited(7)	47,995,443	7.1	—	—	47,995,443	—	—	—	—	—
Mission Purple L.P.(8)	22,144,919	3.3	—	—	22,144,919	—	—	—	—	—
Mission Bloom Limited(9)	13,407,260	2.0	—	—	13,407,260	—	—	—	—	—
HSG Growth V Holdco B, Ltd. (10)	5,332,827	*	—	—	5,332,827	—	—	—	—	—
Skymacro Resources Limited(11)	3,523,000	*	—	—	3,523,000	—	—	—	—	—
HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP)(12)	44,997,886	6.6	—	—	44,997,886	—	—	—	—	—
Northpole GLY 3 LP(13)	2,818,400	*	—	—	2,818,400	—	—	—	—	—
Northpole GLY 5 LP(14)	954,789	*	—	—	954,789	—	—	—	—	—
Hangzhou Fuyang Investment Development Co., Ltd.(15)	4,200,424	*	—	—	4,200,424	—	—	—	—	—
Ningbo Shangchuang Equity Investment Partnership (Limited Partnership)(16)	13,956,759	2.1	—	—	13,956,759	—	—	—	—	—
Ataraxia Holding Limited(17)	105,874	*	—	—	105,874	—	—	—	—	—
HONG KONG XINWEI INVESTMENTS LIMITED(18)	311,047	*	—	—	311,047	—	—	—	—	—
HCH Company Limited(19)	340,620	*	—	—	340,620	—	—	—	—	—
Momenta Global Limited(20)	577,456	*	—	—	577,456	—	—	—	—	—
JYS Family Limited(21)	721,582	*	—	—	721,582	—	—	—	—	—
Xiamen C&D Lifude Equity Investment Partnership Enterprise (Limited Partnership)(22)	1,011,132	*	—	—	1,011,132	—	—	—	—	—
Wallan Investments(23)	1,500,000	*	—	—	1,500,000	—	—	—	—	—
Hangzhou Linan Guorui Business Management Co., Ltd.(24)	2,782,415	*	—	—	2,782,415	—	—	—	—	—
Meritz Securities Co., Ltd(25)	50,000,000	7.4	—	—	50,000,000	—	—	—	—	—
Sanford Martin Litvack(26)	25,000	*	—	—	25,000	—	—	—	—	—
Frank N. Newman(27)	25,000	*	—	—	25,000	—	—	—	—	—
Anish Melwani(28)	25,000	*	—	—	25,000	—	—	—	—	—
LCA Acquisition Sponsor, LP(29)	7,087,718	1.0	5,486,784	36.5	7,087,718	5,486,784	—	—	—	—

*
Less than 1% of the total number of outstanding Ordinary Shares.

(1)
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 676,735,814 Ordinary Shares issued and outstanding as of the date of this prospectus, and does not include 15,037,030 Ordinary Shares issuable upon the exercise of the Warrants.

(2)
The percentage of our Warrants beneficially owned is computed on the basis of 15,037,030 Warrants issued and outstanding as of the date of this prospectus.

(3)
Assumes the sale of all securities offered in this prospectus.

(4)
LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)
LTIIL is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)
Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The address of Etika is Level 4B, No. 88, Jalan Perdana, Taman Tasik Perdana, 50480 Kuala Lumpur W.P. Kuala Lumpur.

(7)
LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely Hong Kong and 49% owned by Etika. Geely Hong Kong is 100% owned by Geely Holding See footnote (5) for details about Geely Holding. Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfold, NR14 8EZ, England.

(8)
The registered address of Mission Purple L.P. is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(9)
The registered address of Mission Bloom Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(10)
The registered address of HSG Growth V Holdco B, Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(11)
The registered address of Skymacro Resources Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(12)
The registered address of HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP) is Room A, No. 05, 14/F., Building 6, Phase II, Wuhan Economic Development Wanda Plaza, Plot 12C2, Wuhan Economic and Technological Development Zone, Wuhan City, Hubei Province, China.

(13)
The registered address of Northpole GLY 3 LP is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(14)
The registered address of Northpole GLY 5 LP is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(15)
The registered address of Hangzhou Fuyang Investment Development Co., Ltd. is No. 12, Fuchun Street, Fuyang District, Hangzhou City, Zhejiang Province, China.

(16)
The registered address of Ningbo Shangchuang Equity Investment Partnership (Limited Partnership) is Room 404, Building 1, No. 5, Jiutang Road, Hangzhou Wan New District, Ningbo City, Zhejiang Province, China.

(17)
The registered address of Ataraxia Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(18)
The registered address of HONG KONG XINWEI INVESTMENTS LIMITED is RM 1505, 15/F HING YIP COMM CTR 272-284 DES VOEUX RD, CENTRAL, Hong Kong SAR.

(19)
The registered address of HCH Company Limited is Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands.

(20)
The registered address of Momenta Global Limited is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(21)
The registered address of JYS Family Limited is Nerine Chambers, PO Box 905, Road Town, Tortola, British Virgin Islands.

(22)
The registered address of Xiamen C&D Lifude Equity Investment Partnership Enterprise (Limited Partnership) is Unit XXI, Unit F, 41/F, C&D International Building, No. 1699 Huandao East Road, Siming District, Xiamen, China.

(23)
The registered address of Wallan Investments is Po Box 3176, 601, Makkah Road, Riyadh, 11471, Saudi Arabia.

(24)
The registered address of Hangzhou Linan Guorui Business Management Co., Ltd. is Block A, 808, Pharmaceutical Industry Incubation Park, Tianmu Pharmaceutical Port, No. 88 Jiuzhou Street, Jinnan Street, Linan District, Hangzhou, Zhejiang Province, China.

(25)
The registered address of Meritz is Three IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea 07326. For material relationships with Meritz, see “Certain Relationships And Related Person Transactions — Certain Business Combination Related Agreements — Meritz Investment.”

(26)
Mr. Sanford Martin Litvack is a former independent director of LCAA. The business address of Mr. Sanford Martin Litvack is 8 Marina View, Asia Square Tower, 1#41-03, Singapore.

(27)
Mr. Frank N. Newman is a former independent director of LCAA. The business address of Mr. Frank N. Newman is 8 Marina View, Asia Square Tower, 1#41-03, Singapore.

(28)
Mr. Anish Melwani has served as our independent director since February 2024. Mr. Melwani is a former independent director of LCAA and the Chairman and Chief Executive Officer of LVMH for North America. The business address of Mr. Anish Melwani is 8 Marina View, Asia Square Tower, 1#41-03, Singapore.

(29)
The registered address of LCA Acquisition Sponsor, LP is 8 Marina View, Asia Square Tower , 1#41-03, Singapore.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Certain Business Combination Related Agreements
Sponsor Support Agreement
On January 31, 2023, concurrently with the execution of the Original Merger Agreement, LCAA, the LCAA Founder Shareholders and LTC entered into the Sponsor Support Agreement, which was amended by the parties thereto on November 13, 2023, pursuant to which each LCAA Founder Shareholder has agreed, among other things and subject to the terms and conditions set forth therein not to transfer any Ordinary Shares or Warrants (including any Ordinary Shares underlying such Warrants) held by such LCAA Founder Shareholder immediately after the First Effective Time, if any, for a period of six (6) months after the Closing, subject to certain exceptions. The Sponsor also agreed to use commercially reasonable efforts to facilitate discussions between LTC and entities holding brands that may be approved by LTC from time to time (each, a “Cooperating Entity”), with respect to potential collaborations between Lotus Tech and a Cooperating Entity in connection with the following activities of LTC: product development, marketing, customer engagement, retail space, and technology infrastructure development.
Some of the LCAA Class B Ordinary Shares held by the Sponsor as of the date of the Sponsor Support Agreement were subject to earn-out restrictions pursuant to the Sponsor Support Agreement.
Distribution Agreement
Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LTIL entered into the Distribution Agreement with Lotus Cars Limited, the entity carrying out the sportscar manufacturing operations of Lotus UK, pursuant to which LTIL is appointed as the exclusive global distributor (excluding the U.S., where LTIL will act as the head distributor with the existing regional distributor continuing its functions) for Lotus Cars Limited to distribute vehicles, parts and certain tools, and to provide after sale services and brand, marketing and public relations for such vehicles, part and tools distributed by it on the terms and conditions of the Distribution Agreement.
Put Option Agreements
Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LTC entered into a put option agreement with each of Geely and Etika, pursuant to which each of Geely and Etika is granted the right to require LTC to purchase all of the equity interests held by each of Geely and Etika in Lotus Advance Technologies Sdn Bhd, the parent company of Lotus UK, at a pre-agreed price which will be calculated based on the total revenue of LGIL for the year of 2024 adjusted to exclude net debt, at a future date during the period from April 1, 2025 to June 30, 2025 and contingent upon satisfaction of certain pre-agreed condition.
Lock-Up Agreements
In connection with and following the execution of the Original Merger Agreement, LCAA and LTC entered into lock-up agreements (each a “Lock-Up Agreement”) with each of the shareholders of LTC that are not parties to the LTC Shareholder Support Agreement, pursuant to which, among other things, each such LTC shareholder agrees not to transfer, for a period of six (6) months following the Closing, certain LTC Ordinary Shares such LTC shareholder will hold following the Closing, on the terms and subject to the conditions set forth in the Lock-Up Agreements.
Registration Rights Agreement
At the Closing, LTC, the LCAA Founder Shareholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which provides for the customary registration rights of the LCAA Founder Shareholders.
Assignment, Assumption and Amendment Agreement
At the Closing, LTC, LCAA, Continental and Equiniti entered into the Assignment, Assumption and Amendment Agreement, pursuant to which, effective upon the Closing LCAA Warrants were assumed by

LTC, Equiniti was engaged as the warrant agent under the Warrant Agreement, and Continental, as the warrant agent for LCAA, assigned to Equiniti all of its rights, interests and obligations in and under the Warrant Agreement dated as of March 10, 2021 between LCAA and Continental.
Meritz Investment
On November 15, 2023, LTC entered into the Meritz Subscription Agreement with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for, and LTC agreed to issue to Meritz 50,000,000 LTC Ordinary Shares (“Meritz Subscription Shares”) at an aggregate subscription price equal to US$500,000,000. Pursuant to the Meritz Subscription Agreement, security documents were executed and delivered, granting certain security interests over the Restricted Cash Account (as defined below) and the Restricted Securities Account (as defined below) in favor of Meritz (the “Security Documents”) to secure the put options and certain other obligations of LTC under the Meritz Subscription Agreement and the security interests granted to Meritz in accordance with the Security Documents were created and perfected. Pursuant to the Meritz Subscription Agreement, LTC deposited into the Restricted Securities Account (i) certain U.S. treasury bonds with the aggregate outstanding principal amount of US$325,000,000, and (ii) certain U.S. treasury bonds and/or U.S. treasury bills with the aggregate outstanding principal amount of US$175,000,000 after the closing date of the Meritz Investment (the “Meritz Closing Date”). The Meritz Subscription Agreement shall terminate upon the earliest to occur of (a) termination of the Merger Agreement; (b) March 15, 2024, or such later Termination Date of the Merger Agreement as agreed among the parties hereto; (c) such date on which Meritz ceases to hold any of the Meritz Subscription Shares; and (d) 30 calendar days after the third anniversary of the Meritz Closing Date (the “Third Anniversary”). Upon the termination of the Meritz Subscription Agreement, Meritz shall release all U.S. treasury bonds and/or U.S. treasury bills from the Restricted Securities Account and all the cash collateral from the Restricted Cash Account, in the manner set out in the Security Documents.
Meritz Put Option
Meritz has a put option to sell all or part of the Meritz Subscription Shares then held by it to LTC or any third party as nominated by LTC and approved by Meritz (the “Put Option”) at a price equal to the Agreed Return (the “Put Option Price”) upon the occurrence of (a) any Credit Event (as defined below) in respect of LTC; (b) any Collateral Default (as defined below); (c) failure by LTC to either (i) ensure the total amount of freely available cash that is not subject to any legal or contractual restrictions as to withdrawal or use (excluding any restriction that is imposed by the foreign exchange rules or policies under applicable law) held by it as of the last date of each fiscal quarter shall be no less than US$175,000,000, in each case as evidenced in the applicable quarterly financial results filed or furnished by it with the SEC pursuant to a Current Report on Form 6-K, or (ii) file or furnish with the SEC pursuant to a Current Report on Form 6-K, (A) its quarterly financial results for each of the first and the third fiscal quarters within 60 calendar days following the last date of such fiscal quarter, (B) its second quarter and half-year financial results within 120 calendar days following the last date of such fiscal quarter, and (C) its fourth quarter and full-year financial results within 120 calendar days following the last date of such fiscal quarter; (d) failure of any of the Meritz Subscription Shares (including in the form of LTC ADS) being eligible for resale pursuant to an effective registration statement filed with and declared effective by the SEC (the “Registration Condition”) and any such Meritz Subscription Shares not being eligible for resale under Rule 144 solely due to failure of LTC to meet the public information requirement under such rule at any time after six (6) months following the Meritz Closing Date; or (e) the Third Anniversary, which date may be extended by LTC subject to Meritz’s prior written consent (each of (a) through (e), a “Put Option Trigger Event”). Meritz shall have the right to exercise the Put Option at any time from the date of occurrence of the applicable Put Option Trigger Event but on or before the 30th day after the receipt of a written notice from LTC of the occurrence of the applicable Put Option Trigger Event. Whether or not the Put Option has lapsed with respect to a particular Put Option Trigger Event, in the event of occurrence of another Put Option Trigger Event and provided that Meritz has not exercised the Put Option with respect to any of the Meritz Subscription Shares, the Put Option shall be deemed to be reinstated with respect to such other Put Option Trigger Event. The Put Option lapses if Meritz has not exercised the Put Option within thirty (30) calendar days after the Third Anniversary. On the date on which LTC acquires such Meritz Subscription Shares with respect to which Meritz exercises its Put Option (the “Put Option Shares”), LTC shall be permitted to withdraw, and Meritz shall cause to be released, all U.S. treasury bonds and/or U.S. treasury bills from the Restricted Securities Account and all the cash collateral from the Restricted Cash Account.
“Agreed Return” means (i) an amount that provides Meritz with a 12.5% internal rate of return on the product of: (a) US$500,000,000; and (b) a fraction, (x) the numerator of which is the number of the Put Option Shares; and (y) the denominator of which is 50,000,000 (subject to any applicable anti-dilution adjustment), less (ii) an amount that yields a 12.5% internal rate of return on any cash dividends actually received by Meritz from LTC with respect to the Put Option Shares. “Credit Event” means any change of control, delisting or suspension of trading for thirty (30) consecutive trading days, or non-payment of financial indebtedness or final judgment or court order over specified amount. “Collateral Default” means any failure to satisfy the Cash Top Up Obligation (as defined below), any failure to deposit the U.S. treasury bonds and/or U.S. treasury bills in the manner and amounts as required under the Meritz Subscription Agreement, any failure by LTC to perfect the security interests in the manner as required under the Meritz Subscription Agreement, or any material breach of any Security Document.
LTC Call Options
Subject to and after the closing of the Meritz Investment, LTC shall have the right to acquire from Meritz (i) not more than the lower of (a) 17,500,000 Meritz Subscription Shares and (b) the number of Meritz Subscription Shares actually held by Meritz at the relevant time (“Call Option 1”) after the satisfaction of the Registration Condition and after the first date on which the arithmetic mean of the last reported publicly traded price of the LTC Ordinary Shares of the Company at the closing of trading on a trading day (the “Closing Price”) for the five (5) trading days immediately prior to the date of determination (the “Market Price”) is greater than US$14.00, at a per share purchase price of US$14.00; (ii) not more than the lower of (a) 7,500,000 Meritz Subscription Shares and (b) the number of Meritz Subscription Shares actually held by Meritz at the relevant time (“Call Option 2”) after the first anniversary of the Meritz Closing Date at a per share price equal to the greater of (a) US$14.00 and (b) the Market Price on the date of delivery of the notice by LTC to exercise Call Option 2; and (iii) not more than the lower of (a) 7,500,000 Meritz Subscription Shares and (b) the number of Meritz Subscription Shares actually held by Meritz at the relevant time (“Call Option 3,” together with Call Option 1 and Call Option 2, the “Call Options”) after the second anniversary of the Meritz Closing Date at a per share price equal to the greater of (a) US$14.00 and (b) the Market Price on the date of delivery of the notice by LTC to exercise Call Option 3. Call Option 1 lapses on the earlier of the date that is (i) two (2) business days after Call Option 1 becomes exercisable if LTC has not delivered the notice to exercise Call Option 1 before then, and (ii) twenty-five (25) months after the Meritz Closing Date. Each of Call Option 2 and Call Option 3 lapses thirty (30) calendar days after the applicable Call Option becomes exercisable if LTC has not delivered the notice exercise the applicable Call Option before then. On the date on which LTC acquires such Meritz Subscription Shares with respect to which LTC exercises Call Option 2 or Call Option 3 (subject to payment of the applicable Call Option price to Meritz), LTC shall be permitted to withdraw U.S. treasury bonds from the Restricted Securities Account in the outstanding principal amount that is equal to (a) the number of the Meritz Subscription Shares subject to the applicable Call Option multiplied by (b) US$10.00.
In the event that LTC declines (or fails to accept the offer) to acquire the Meritz Subscription Shares pursuant to its right of first offer as described below, Call Option 2 and Call Option 3 shall immediately lapse.
LTC Right of First Offer
From and after the first date on which Meritz holds 15,000,000 (or 7,500,000, if as of such date, LTC has exercised Call Option 2) or less Meritz Subscription Shares, if Meritz desires to sell, dispose of or otherwise transfer 1,000,000 or more Meritz Subscription Shares to any third party in one or a series of related transactions, then LTC shall have a right of first offer to purchase all (but not less than all) Meritz Subscription Shares then held by Meritz, at a per share price equal to the Market Price as of the date of delivery of a written notice to LTC from Meritz of the proposed transfer. LTC shall have two (2) business days following the receipt of such notice to accept or reject such offer. In the event that LTC does not elect to exercise its right of first offer, Meritz may transfer the relevant Meritz Subscription Shares to such third party within 180 days (as may be extended for regulatory approval) at a per share price equal to or higher than the Market Price as of the date of delivery of the written notice to LTC. In no event shall Meritz be required to deliver any notice pursuant to LTC’s right of first offer more than once.
LTC’s right of first offer shall be void and of no force and effect upon the earlier of (a) the exercise of both Call Option 2 and Call Option 3 by LTC, and (b) the date that is twenty five (25) months after the Meritz Closing Date.
Security
LTC’s obligations to pay the Put Option Price, purchase price for Call Options and purchase price for the Meritz Subscription Shares with respect to which LTC has exercised its right of first offer under the Meritz Subscription Agreement (amount of payment by LTC to Meritz to fulfil such obligations and any obligations under any of the Security Documents, together with any expenses of Meritz in connection with any sale or other realization to enforce its security interest, are collectively referred to as the “Secured Amount”) are secured by (a) a fixed charge over a restricted securities account of LTC holding certain U.S. treasury bonds and/or U.S. treasury bills (the “Restricted Securities Account”) granted in favor of Meritz, and (b) a fixed charge over a restricted cash account of LTC granted in favor of Meritz, subject to the requirement for LTC to deposit cash into and/or the right of LTC to have certain cash be released from such cash account depending on the trading price of LTC Ordinary Shares (including in the form of LTC ADS), as described below (the “Restricted Cash Account”).
After Meritz has released U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount equal to US$175,000,000, in the event that the Closing Price drops below a certain level, LTC is obligated to, within five (5) business days thereafter, deposit additional cash in U.S. dollars in the Restricted Cash Account such that the balance thereof would meet the applicable requirement for cash collateral (the “Cash Top Up Obligation”). If the Closing Price on any trading day exceeds US$7.00 and if no Event of Default, Credit Event or Collateral Default has occurred and is continuing or would result therefrom, LTC shall be permitted to withdraw all cash in the Restricted Cash Account on such trading day, with such withdrawal to take place on such trading day or the immediately following trading day. Subject to the satisfaction of the Registration Condition, LTC’s Cash Top Up Obligations shall terminate from and after the earlier of (a) the first date on which the Closing Price exceeds US$14.00, and (b) the full payment of the Put Option Price to Meritz.
Upon the later of (i) three (3) months following the Meritz Closing Date and (ii) satisfaction of the Registration Condition, if no Event of Default, Credit Event or Collateral Default has occurred and is continuing or would result therefrom, LTC shall be permitted to withdraw U.S. treasury bonds and/or U.S. treasury bills with outstanding principal amount equal to US$175,000,000 from the Restricted Securities Account.
Meritz shall have the right to freely sell, assign, pledge, rehypothecate, lend, invest, use, commingle or otherwise dispose of, and otherwise use in its business (“Rehypothecate”), all collateralized U.S. treasury bondsand/or U.S. treasury bills during the relevant security period without any further consent of LTC, subject to the applicable terms and conditions of the Security Documents. Subject to the terms and conditions of the Security Documents, (a) Meritz shall pay any coupon payments received in respect of the Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to an account designated by LTC promptly following the date of actual payment thereof, (b) in the event that LTC is permitted under the Meritz Subscription Agreement to withdraw any Rehypothecated U.S. treasury bonds and/or U.S. treasury bills and provides Meritz with written notice of such requested withdrawal, Meritz shall return (or cause to be returned) to the Restricted Securities Account U.S. treasury bonds and/or U.S. treasury bills of the same (i) class and issue (as shall be evidenced by such returned U.S. treasury bonds and/or U.S. treasury bills having the same CUSIP/ISIN number) and (ii) outstanding principal amount as the U.S. treasury bonds and/or U.S. treasury bills subject to withdrawal, and (c) Meritz shall be obligated, upon the earlier of (i) the expiry of the relevant security period or (ii) the occurrence of any insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, whether voluntary of involuntary, or a filing for bankruptcy or similar proceedings in respect of Meritz, return all Rehypothecated U.S. treasury bonds and/or U.S. treasury bills to the Restricted Securities Account.
“Events of Default” means any of the following: (a) if LTC fails to fulfil its obligations with respect to the Put Option, (b) if LTC fails to deliver a written notice of the occurrence of a Put Option Trigger Event to Meritz within five (5) business days of such occurrence (other than the Third Anniversary), (c) if LTC exercises any of the Call Options but fails to fulfil its obligations with respect to such Call Options, (d) if LTC exercises its right of first offer but fails to fulfil its obligations with respect to its right of first offer, or (e) any voluntary or involuntary insolvency event, bankruptcy, liquidation, dissolution or winding up or similar event, or a filing for bankruptcy or similar proceedings, of LTC.
If an Event of Default occurs, Meritz shall have the right to enforce the security interests granted to Meritz in accordance with the Security Documents to recover the Secured Amount, and to the extent there is a shortfall between the gross proceeds that Meritz has realized from enforcement of the security interests and the Secured Amount, LTC remains liable to pay such shortfall to Meritz. Immediately after and solely to the extent that Meritz has actually received the Secured Amount, Meritz shall surrender the applicable Meritz Subscription Shares (which are the subject of the event or occurrence giving rise to the applicable Event of Default) to LTC at nil consideration.
Registration
Ordinary Shares were issued to Mertiz pursuant to the Meritz Investment in an offshore transaction under the exemption from registration requirements of the Securities Act provided by Regulation S promulgated thereunder. The Meritz Subscription Agreement provides that LTC will, within 21 calendar days after the Meritz Closing Date, file with the SEC (at LTC’s sole cost and expense) a registration statement registering the resale of the LTC Ordinary Shares subscribed by Meritz and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than six (6) months after the Meritz Closing Date. Meritz will also have piggyback registration rights for the Meritz Subscription Shares in connection with certain registrations of securities that LTC undertakes.
Contractual Arrangements with the former VIE and its subsidiaries
See “Prospectus Summary — Our Corporate History and Structure.”
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Management — Share Incentive Plan.”
Related Party Transactions
We sold BEVs, auto parts and provided R&D services and other consulting services to a number of related parties. We provided services to related parties amounting to US$5.0 million and US$1.9 million for the six months ended June 30, 2023 and 2022, respectively. We provided services to related parties amounting to US$8.3 million and US$3.3 million for the years ended December 31, 2022 and 2021, respectively. We sold BEV and auto parts to related parties amounting to US$807 thousand and nil for the six months ended June 30, 2023 and 2022, respectively. We sold auto parts to related parties amounting US$23 thousand and nil for the years ended December 31, 2022 and 2021, respectively. Accounts receivables due from related parties arising from provision of services in the previous year was US$4.9 million as of January 1, 2021. Accounts receivables due from related parties arising from sales of goods and provision of services were US$13.6 million, US$8.5 million and US$5.9 million as of June 30, 2023, December 31, 2022 and December 31, 2021, respectively. As of June 30, 2023 and December 31, 2022, receipts in advance of US$493 thousand and US$8 thousand for selling BEV and auto parts were included in contract liabilities  —  related parties.
Prepayments and other current assets  —  related parties and other non-current asset  —  related parties are arising from transactions related to purchase of license, purchase of products, services, and equipment loans to related parties and cash receipts on behalf of us as follows:
(a)
On March 12, 2021, we entered into a license agreement with Zhejiang Liankong, a subsidiary of Geely Holding. Under the terms of the license agreement, we received a non-exclusive, perpetual, irrevocable, and non-sublicensable license for the electric automotive chassis and autonomous driving technology platform (the “Geely License”). Under the terms of the agreement, we were required to pay Zhejiang Liankong RMB5,730.0 million (equivalent to US$888.2 million). This amount was subsequently reduced to RMB1,976.0 million (equivalent to US$306.3 million), which consist of cost of the license of RMB1,864.2 million (equivalent to US$288.9 million) and VAT of RMB111.8 million (equivalent to US$17.3 million).
The Geely License is contractually restricted to be used in certain R&D projects of us. We concludes that the Geely License has no alternative future use, therefore the cost of the license has been expensed as research and development expenses in the combined statements of comprehensive loss for the year ended December 31, 2021.
We made a payment for the license of RMB5,730.0 million (equivalent to US$888.2 million) to Zhejiang Liankong, and received refund of RMB1,030.0 million (equivalent to US$159.7 million) in April 2021.
As of December 31, 2021, a receivable of RMB2,724.0 million (equivalent to US$427.2 million) was included in prepayments and other current assets  —  related parties, among which RMB2,524.0 million (equivalent to US$395.9 million) was received in June 2022 and RMB200.0 million (equivalent to US$31.4 million) was received in September 2022.
(b)
Geely Holding’s subsidiary Ningbo Geely R&D received US$7.4 million on behalf of us for R&D service as of December 31, 2021, which was included in prepayments and other current assets  —  related parties. The amount was fully settled during the year ended December 31, 2022.

(c)
We paid salary and other expenses of US$1.4 million and nil on behalf of related parties for the six months ended June 30, 2023 and 2022, respectively. We paid salary and other expenses of US$244 thousand on behalf of related parties for the year ended December 31, 2022. As of June 30, 2023 and December 31, 2022, receivable of US$1.9 million and US$244 thousand were included in prepayments and other current assets  —  related parties.

(d)
During the six months ended June 30, 2023, we provided one-year unsecured loans of US$865 thousand to related parties with interest rates between 3.65% and 4.5% per annum. In the fourth quarter of 2022, we provided one-year unsecured loans of US$2.3 million to related parties with interest rates between 3.65% and 4.5% per annum. We recognized interest income of US$57 thousand and US$24 thousand for six months ended June 30, 2023 and the year ended December 31, 2022. As of June 30, 2023 and December 31, 2022, the receivable for the loan principal and interest of US$3.2 million and US$2.4 million were included in prepayments and other current assets  —  related parties.

In 2019, our subsidiary, Lotus Tech Creative Centre Limited, borrowed a one-year unsecured loan from a related party with the principal amount of US$10.2 million. The borrowing bears an interest rate of 2% per annum. On December 31, 2021, we renewed the loan with a maturity date on August 31, 2022. As of December 31, 2021, the balance of the loan of US$11.3 million includes principal amount and accrued interest. The borrowing was included in short-term borrowings  —  related parties and was repaid in August 2022. During the years ended December 31, 2022 and 2021, we incurred interest expenses of US$90 thousand and US$220 thousand, respectively.
We entered into lease agreements with related parties to rent office spaces and parking spaces. During the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we recognized right-of-use assets of US$8 thousand, nil, US$214 thousand and US$1.3 million from related parties, respectively. We paid lease liabilities of US$10 thousand, US$40 thousand, US$98 thousand and US$545 thousand during the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023, and December 31, 2022 and 2021, current operating lease liabilities were US$11 thousand, US$13 thousand and US$788 thousand, respectively, and non-current operating lease liabilities were US$180 thousand, US$170 thousand and nil, respectively.
Accounts payable  —  related parties, accrued expenses and other current liabilities  —  related parties and other non-current liabilities  —  related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and equity transfer pursuant to Reorganization as follows:
(a)
We purchased sports cars, BEV, auto parts, commercial services relating to sales of sports cars and other consulting services from related parties. During the six months ended June 30, 2023 and 2022, these purchases amounted to US$264.4 million and US$10.1 million, respectively, among which, US$118.7 million and US$434 thousand were recognized as cost of goods sold for the six months ended June 30, 2023 and 2022, respectively. We purchased sports cars, BEV, auto parts, and other consulting services from related parties. During the years ended December 31, 2022 and 2021, these purchases amounted to US$44.3 million and US$14.3 million, among which, US$839 thousand and US$331 thousand were recognized as cost of goods sold for the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023 and December 31, 2022 and 2021, purchases including sports cars, BEV and auto parts of US$122.7 million, US$21.9 million and US$2.0 million were recorded as inventories, respectively.
As of June 30, 2023 and December 31, 2022 and 2021, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and other consulting services of US$11.3 million, US$8.7 million and US$7.4 million were included in accrued expenses and other current liabilities  —  related parties, respectively.
As of June 30, 2023 and December 31, 2022, the amounts due to related parties for purchase of sports cars, BEV and auto parts of US$152.7 million and US$5.8 million were included in accounts payable-related parties, respectively.
We purchased products and services from related parties for R&D activities. Geely Holding, through its subsidiary Ningbo Geely R&D and Wuhan Geely Auto Parts, provided the Lotus BEV business with certain R&D support services with cost-plus margin pricing method. Hubei Ecarx provided us with development services for the automotive computing platform. Wuhan Geely Auto Parts provided us with products for R&D trial testing.
(b)
We recorded R&D expenses of US$40.3 million, US$28.7 million, US$167.0 million and US$47.4 million for the above purchase of R&D products and services during the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023 and December 31, 2022 and 2021, the amounts due to related parties for purchase of R&D products and services of US178.9 million, US$162.9 million and US$150.4 million were included in accrued expenses and other current liabilities  —  related parties, respectively.

(c)
We purchased R&D equipment and software of US$3.9 million, US$1.8 million, US$3.7 million and US$5.3 million from related parties for technology development for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, respectively. We purchased show cars of US$10.5 million and US$982 thousand from related parties for exhibition use for the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023 and December 31, 2022 and 2021, the amounts due to related parties for purchase of equipment and software of US$11.4 million, US$8.4 million and US$7.9 million were included in accrued expenses and other current liabilities  —  related parties, respectively.

(d)
Geely Holding’s subsidiary Ningbo Geely R&D paid payroll and consumable materials for R&D expenditures incurred in the Lotus BEV business unit of Ningbo Geely R&D on behalf of us. During the year ended December 31, 2021, Ningbo Geely R&D paid US$68.8 million on behalf of us.

In addition, Ningbo Geely R&D charged us a cost-plus margin of US$7.2 million for the year ended December 31, 2021, which was recorded as deemed distribution to our shareholders under the Reorganization.
As of December 31, 2021, US$238.5 million was included in accrued expenses and other current liabilities  —  related parties, which included the amounts due from previous years. The amount was fully paid in June 2022.
(e)
For the six months ended June 30, 2023 and 2022, related parties paid US$8.3 million and US$5.3 million, respectively, on behalf of Lotus Tech in association with staff salary, social welfare and other travel expenses. As of June 30, 2023 and December 31, 2022 and 2021, payables of US$3.4 million, US$3.0 million and US$7.2 million were included in accrued expenses and other current liabilities  —  related parties, respectively.

(f)
In January 2021, WFOE received investment amount of RMB100.0 million from Geely Holding and Founders Onshore Vehicle. On December 15, 2021, Geely Holding and Founders Onshore Vehicle transferred all equity interest in WFOE to the Company’s subsidiary in Hong Kong, Lotus HK, at the consideration of RMB100.0 million. As of December 31, 2021, the above payable of RMB100.0 million (equivalent to US$15.7 million) to Geely Holding and Founders Onshore Vehicle were not settled and included in accrued expenses and other current liabilities  —  related parties. The payable to Geely Holding of RMB60.0 million (US$9.4 million) was subsequently settled in April 2022, and the payable to Founders Onshore Vehicle of RMB40.0 million (US$5.9 million) was subsequently settled in May 2022.

(g)
On December 29, 2021, Geely HK transferred 100% equity interest in Lotus Tech UK to us at the consideration of GBP10.9 million. As of December 31, 2021, the payable of GBP10.9 million (equivalent to US$14.6 million) was included in accrued expenses and other current liabilities  —  related parties, which was subsequently settled in June 2022.

We entered into short-term lease agreements with related parties to rent office spaces. During six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we incurred short-term lease cost of US$63 thousand, US$102 thousand, US$347 thousand and US$243 thousand, respectively. As of June 30, 2023 and December 31, 2022 and 2021, payables for short-term leases of US$28 thousand, US$272 thousand and US$246 thousand, respectively, were included in accrued expenses and other current liabilities  —  related parties.
(h)
We received deposits of US$1.6 million from related parties for the show cars exhibited in the stores of related parties for the year ended December 31, 2022. As of December 31, 2022, US$1.6 million was included in other non-current liabilities-related parties.

(i)
We received deposits of US$3 thousand and nil from related parties for sales of Lotus brand peripheral products for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, US$1.5 million and US$1.6 million were included in other non-current liabilities  —  related parties, respectively.

(j)
On January 31, 2023, we entered into the Distribution Agreement with Lotus Cars Limited (“LCL”), a wholly owned subsidiary of LGIL and ultimately controlled by the controlling shareholder of Lotus Tech, pursuant to which we acquired an exclusive global distribution right (excluding in the U.S.) to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of GBP18.1 million (equivalent to US$22.3 million). As of June 30, 2023, payable for the distribution right of US$22.9 million was included in accrued expenses and other current liabilities — related parties.

(k)
On May 13, 2022, we entered into a software license agreement with a related party, pursuant to which, we were provided with a one-time amount of US$28.6 million for a non-exclusive, perpetual, fully paid, non-transferable and non-sublicensable license to use the software, which is for our internal use. We capitalized the cost to obtain the software and recorded as property, equipment and software, which is amortized on a straight-line basis. The amount payable for such transaction has been settled in September 2022.

On December 2, 2021, LTC, through its subsidiary, LTIL, entered into an equity transfer agreement, pursuant to which, LTIL agreed to acquire 100% equity interest in Lotus Tech Innovation Centre GmbH from a related party, Geely UK Limited, at the consideration of US$15.5 million, which was settled in June 2022. The transaction was accounted for as common control transaction and completed in June 2022.
On May 13, 2022, we purchased a one-year convertible note (the “Note”) with the principal of US$10.0 million issued by Ecarx. Upon the listing of Ecarx in Nasdaq on December 21, 2022, the Note was automatically converted into the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. As of June 30, 2023 and December 31, 2022, the fair value of the listed equity securities was US$7.3 million and US$8.4 million, respectively.

In September 2021, the WFOE entered into an exchangeable note agreement with an investor. Founders Onshore Vehicle provided guarantees and other features to the investor, which were accounted for as shareholder contributions at their estimated fair value at the respective issuance date of each tranche of loans. The fair value of the guarantees and other features provided by Founders Onshore Vehicle was US$3.4 million for the tranche issued in November 2021 and US$8.1 million for the tranches issued during the year ended December 31, 2022.
LTC issued a total of 866,800,000 ordinary shares to Lotus Advanced Technology Limited Partnership at RMB1 per share with total consideration of RMB866.8 million (US$133.7 million). As of December 31, 2022, RMB682.6 million (equivalent to US$105.6 million) was paid up and remaining RMB184.2 million (equivalent to US$26.4 million) was recorded as receivable from shareholders and presented as contra-equity.
LTC issued a total of 433,400,000 ordinary shares to LTIIL, which is ultimately 100% owned by Geely Holding, at RMB1 per share with total consideration of RMB433.4 million (US$67.6 million), which was fully paid as of December 31, 2022.
On September 24, 2021, Etika, through Lotus HK, subscribed for 33.33% equity interest in the WFOE at RMB1 per share with total consideration of RMB650.1 million (US$100.7 million) and paid up on September 28, 2021. On November 11, 2021, LTC issued a total of 650,100,000 ordinary shares to Etika through exchange of 100% equity interest in Lotus HK held by Etika.
On November 4, 2021, we entered into trademark licenses agreements with a related party, Group Lotus Limited, a wholly owned subsidiary of LGIL, which is ultimately controlled by the controlling shareholder of LTC. Pursuant to these agreements, we received the “Lotus” trademark licenses for as long as we conducts the business in relation to lifestyle vehicles (excluding sports car). LTC issued 216,700,000 ordinary shares as consideration for such trademark licenses.
In December 2022, Northpole GLY 3 LP, a related party controlled by the controlling shareholder of LTC, subscribed 12,725,113 Series A preferred shares at RMB10.54576 per share for a cash consideration of US$20.0 million.
On January 31, 2023, LTIL, a wholly-owned subsidiary of LTC, entered into the Distribution Agreement with Lotus Cars Limited, a related party of LTC, pursuant to which, LTIL is appointed as the global distributor for Lotus Cars for Lotus Cars’ sports car vehicles, parts and certain tools. In connection with its role as global distributor, LTIL will provide after sale services for Lotus Cars’ sports car vehicles, parts and tools distributed.
On January 31, 2023, LTC entered into put option agreements with each of Geely HK and Etika, pursuant to which each of Geely HK and Etika will have an option to require LTC to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ending December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024, at a future date and upon satisfaction of certain pre-agreed conditions.
During March to April 2023, LTC entered into convertible note purchase agreements with certain investors. One of the investors of Pre-IPO Notes, a related party controlled by the Controlling Shareholder of LTC, agreed to subscribe a convertible note for a cash consideration of US$9 million, which has not been issued as of September 30, 2023. On November 6, 2023, the subscription amount by the related party controlled by the Controlling Shareholder of LTC changed from US$9 million to US$9.5 million, which has not been issued as of the issuance of the unaudited condensed financial statements.
On November 20, 2023, LTC entered into subscription agreements with LTIIL and Etika, pursuant to which the LTIIL and Etika have committed to subscribe for and purchase LTC’s Ordinary Shares at US$10.00 per share for an aggregate investment amount of US$127.5 million and US$122.5 million, respectively.

DESCRIPTION OF SHARE CAPITAL
The following description of the material terms of our securities includes a summary of specified provisions of the Amended Articles. This description is qualified by reference to the Amended Articles. All capitalized terms used in this section are as defined in the Amended Articles, unless elsewhere defined herein.
We are a Cayman Islands exempted company with limited liability and our affairs are governed by the Amended Articles, the Cayman Islands Companies Act, and the common law of the Cayman Islands.
Our authorized share capital consists of 5,000,000,000 shares of a par value of US$0.00001 each, consisting of (i) 4,500,000,000 Ordinary Shares of a par value of US$0.00001 each, and (ii) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as our board of directors may determine in accordance with the Amended Articles. All Ordinary Shares issued and outstanding as of the date of this prospectus are fully paid and non-assessable.
The following are summaries of material provisions of the Amended Articles and the Cayman Islands Companies Act insofar as they relate to the material terms of the Ordinary Shares.
Ordinary Shares
General
All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. The Amended Articles prohibit us from issuing bearer or negotiable shares. We may not issue share to bearer and Ordinary Shares are issued in registered form, which will be issued when registered in our register of members.
We will maintain a register of shareholders and a shareholder will only be entitled to a share certificate if our board of directors resolves that share certificates be issued.
Dividends
The holders of the Ordinary Shares are entitled to receive such dividends as may be declared by our board of directors subject to the Amended Articles and the Cayman Islands Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the board of directors. Under Cayman Islands law, dividends may be paid only out of profits (including retained earnings), or out of the share premium account (subject to a solvency test being met immediately following the payment of the dividend). No dividend may be declared and paid unless our directors determine that we have funds lawfully available for such purpose and that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business.
Voting Rights
Voting at any meeting of shareholders will be decided by poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.
Every shareholder present at a meeting of shareholders shall have one vote for each ordinary share of which he is the holder.
All questions submitted to a meeting shall be decided by an ordinary resolution except where a greater majority is required by the Amended Articles or by the Cayman Islands Companies Act. In the case of an equality of votes, the chairperson of the meeting shall be entitled to a second or casting vote.
An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, while a special resolution will require not less than two-thirds of votes cast, by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting held in accordance with the Amended Articles.

Transfer of Ordinary Shares
Subject to the restrictions contained in the Amended Articles and the rules or regulations of Nasdaq or any relevant securities laws, any shareholders may transfer all or any of their Ordinary Shares by an instrument of transfer in any usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our board of directors.
Subject to the rules of Nasdaq and to any rights and restrictions for the time being attached to any share, our directors may decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of a share if such transfer would breach or cause a breach of: (i) the rules of Nasdaq; or (ii) applicable law or regulation. Our directors may also decline to register any transfer of any share unless:
•
the instrument of transfer is lodged with us, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

•
a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal, including the relevant reason for such refusal.
Liquidation
On our winding up, if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. If the assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the par value of the shares held by them. We are a Cayman Islands exempted company incorporated with limited liability, and under the Cayman Islands Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. The Amended Articles contains a declaration that the liability of our members is so limited.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Redemption of Ordinary Shares
Subject to the provisions of the Cayman Islands Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares.
Variations of Rights of Shares
If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).
General Meetings of Shareholders
We may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as our board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or our board of directors may call extraordinary general meetings. Our board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one-third (1/3) of all votes attaching to all issued and outstanding shares of us that as at the date of the deposit of the requisition shares carry the right to vote at general meetings. One or more persons holding or representing by proxy shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.
Inspection of Books and Records
Our board of directors will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection by shareholders, and no shareholder will otherwise have any right of inspecting any account or book or document of us except as required by law or authorized by our board of directors or our shareholders by special resolution.
Changes in Capital
We may from time to time by ordinary resolution:
•
increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

•
consolidate and divide all or any share capital into shares of a larger amount than existing shares;

•
sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•
cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by the Cayman Islands Companies Act.
Warrants
Upon the consummation of the Business Combination, each LCAA Warrant outstanding immediately prior was assumed by us and converted into a Warrant. Each Warrant has and is subject to substantially the same terms and conditions as were applicable to such LCAA Warrant immediately prior to the consummation of the Business Combination.
Public Warrants
Each whole Warrant entitles the registered holder to purchase one Ordinary Share in the form of ADSs at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO and 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares in the form of ADSs. This means only a whole Warrant may be exercised at a given time by a Warrant holder. No fractional Warrants will be issued upon separation of Units and only whole Warrants will trade. Accordingly, unless an investor purchases at least two Units, they will not be able to receive or trade a whole Warrant. The Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to issue any Ordinary Shares or ADSs pursuant to the exercise of a Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Warrants is then effective and an annual report relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue Ordinary Shares or ADSs upon exercise of a Warrant unless the Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a Unit containing such Warrant will have paid the full purchase price for the Unit solely for the Ordinary Share underlying such Unit.
We have filed the registration statement of which this prospectus is a part within the timeframe set forth in the Warrant Agreement and have agreed to use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current annual report relating to those Ordinary Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement. If the ADSs are at the time of any exercise of a Warrant are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective by the 60 day after the closing of the Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; provided that if the exemption under Section 3(a)(9) of the Securities Act, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.
In the case of a cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Ordinary Shares (and in the form of ADSs) equal to the lesser of (A) quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” less the exercise price of the Warrants by (y) the fair market value, and (B) 0.361. The “fair market value” as used in this paragraph means the volume-weighted average price of the Ordinary Shares traded in the form of ADSs as reported during the 10-trading day period ending on the trading day prior to the date on which the notice of exercise is received by the Warrant agent.
A holder of a Warrant may notify us in writing in the event we elect to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Ordinary Shares issued and outstanding immediately after giving effect to such exercise.
Redemption of Warrants when the price per Ordinary Share traded in the form of ADS equals or exceeds US$18.00
Once the Warrants become exercisable, we may redeem the outstanding Warrants (except as described herein with respect to the Sponsor Warrants):
•
in whole and not in part;

•
at a price of US$0.01 per Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and

•
if, and only if, the closing price of the Ordinary Shares traded in the form of ADSs equals or exceeds US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares traded in the form of ADSs may fall below the US$18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described below under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments”) as well as the US$11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.
Redemption of Warrants when the price per Ordinary Share traded in the form of ADS equals or exceeds US$10.00.
Once the warrants become exercisable, we may redeem the outstanding warrants:
•
in whole and not in part;

•
at US$0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Ordinary Shares (as defined below) except as otherwise described below;

•
if, and only if, the closing price of the Ordinary Shares traded in the form of ADSs equals or exceeds US$10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•
if the closing price of the Ordinary Shares traded in the form of ADSs for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”), the Sponsor Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The number of Ordinary Shares in the form of ADSs that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature is determined based on the terms of the Warrant Agreement.
Anti-dilution Adjustments
If the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of Ordinary Shares (in the form of ADSs) issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) and (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares traded in the form of ADSs as reported during the 10-trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade in the form of ADS on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed US$0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than US$0.50 per share, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.
If the number of issued and outstanding Ordinary Shares is decreased by a consolidation or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.
Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable in the form of ADSs upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Ordinary Shares so purchasable in the form of ADSs immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares in the form of ADSs immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 65% of the issued and outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.
The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 65% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders.
The Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Ordinary Shares in the form of ADSs.
We have agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any claim for which the federal district courts of the U.S. are the sole and exclusive forum.
Sponsor Warrants
Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants.
The Sponsor Warrants will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein) except as discussed in “— Warrants — Public Warrants — Redemption of Warrants when the price per Ordinary Share traded in the form of ADS equals or exceeds US$10.00”. If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Warrants included in the Units.
The Sponsor, or its permitted transferees, has the option to exercise the Sponsor Warrants on a cashless basis. If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Sponsor Warrants for that number of Ordinary Shares in the form of ADSs equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the

Sponsor Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Sponsor Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Ordinary Shares traded in the form of ADSs for the 10 trading days ending on the third trading day prior to the date on which the notice of Sponsor Warrant exercise is sent to the Warrant agent.
Any amendment to the terms of the Sponsor Warrants or any provision of the Warrant Agreement with respect to the Sponsor Warrants will require a vote of holders of at least 65% of the number of the then outstanding Sponsor Warrants.
Certain Differences in Corporate Law
The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England. In addition, the Cayman Islands Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the U.S. and their shareholders.
Mergers and Similar Arrangements.   The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Cayman Islands Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Cayman Islands Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended Articles provide that every director (including alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of Lotus Tech (but not including its auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of Lotus Tech’ business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning Lotus Tech or its affairs in any court whether in the Cayman

Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the Amended Articles.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and the Amended Articles provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and any such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Cayman Islands Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended Articles allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, the Amended Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but the Amended Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Amended Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (a) becomes prohibited by applicable law from being a director, (b) becomes bankrupt or makes any arrangement or composition with his or her creditors, (c) dies or is found to be or becomes of unsound mind, (d) resigns his or her office by notice in writing to us, (e) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (f) is removed from office pursuant to any other provision of the Amended Articles.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Restructuring.   A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:
(a)
is or is likely to become unable to pay its debts; and

(b)
intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Cayman Islands Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Amended Articles, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum). The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially or adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and the Amended Articles, the Amended Articles may only be amended by a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by the Amended articles on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of one LTC Ordinary Share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Holding the ADSs
How will you hold your ADSs?
You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.
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Cash.   The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the U.S. and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.
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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.   For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares.   If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares.   If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the U.S. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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Other Distributions.   Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
Except for ordinary shares deposited by us in connection with Business Combination, no shares will be accepted for deposit during a period of six months after the date of the Closing. The six-month lock up period is subject to adjustment under certain circumstances as described in the section entitled “Certain Relationships and Related Person Transactions — Certain Business Combination Related Agreements — Lock-up Agreements.”
How do ADS holders cancel an American Depositary Share?
You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.
How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights
How do you vote?
You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.
If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.
The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the U.S., our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the NASDAQ and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):
Service	Fees

•
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
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Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.
Reclassifications, Recapitalizations and Mergers
If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.
The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.
These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:
•
are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•
are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) for the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) for any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Jurisdiction and Arbitration
The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement govern such dispute or difference and do not in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).
Jury Trial Waiver
The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. See “Risk Factors — Risks Relating to LTC ADSs — ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

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satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•
compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.
Your Right to Receive the Shares Underlying Your ADSs
You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:
•
when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

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when you owe money to pay fees, taxes and similar charges;

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•
for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

TAXATION
U.S. Federal Income Tax Considerations
General
The following is a general discussion of the U.S. federal income tax considerations generally applicable to the ownership and disposition of ADSs and Warrants (“Securities”) by U.S. Holders (as defined below). This summary addresses only U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment) and assumes that any distributions made (or deemed made) by us on the Securities and any consideration received (or deemed received) by us on the sale or other taxable disposition of Securities will be in U.S. dollars. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or to holders subject to special treatment under the U.S. tax laws, such as:
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our officers or directors;

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banks, financial institutions or financial services entities;

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broker-dealers;

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taxpayers that are subject to the mark-to-market accounting rules;

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tax-exempt entities;

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S-corporations, partnerships and other pass-through entities or arrangements;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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regulated investment companies;

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real estate investment trusts;

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expatriates or former long-term residents of the United States;

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persons that actually or constructively own five percent or more of our shares by vote or value;

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persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

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persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

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persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

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U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

This discussion is based upon the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. All of the foregoing is subject to change or differing interpretations, possibly on a retroactive basis, which could affect the tax considerations described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. There can be no assurance that the Internal Revenue Service (“IRS”) will not take, or that a court would not sustain, a position contrary to the U.S. federal income tax considerations discussed below.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Securities, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships or partners of a partnership holding Securities should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of Securities in light of their particular circumstances.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
As used herein, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:
•
a citizen or individual resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Taxation of Distributions
As stated under “Dividend Policy,” we do not anticipate paying any cash distributions on the ADSs in the foreseeable future. However, subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a distribution of cash or other property on the ADSs will generally be includable in gross income of the U.S. Holder as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in the ADSs (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ADSs (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Securities” below).
We do not intend to determine our earnings and profits under U.S. federal income tax principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on ADSs, if any, will generally be taxed to U.S. Holders as dividend distributions for U.S. federal income tax purposes.
With respect to non-corporate U.S. Holders, provided that (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) we are not treated as a PFIC in the taxable year the dividend is paid or in the taxable preceding year. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the ADSs are listed) will be considered readily tradable on an established securities market in the United States. Notwithstanding that the ADSs are listed on Nasdaq, however, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to ADSs.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of ADSs for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Share Capital — Warrants.” An adjustment which has the effect of preventing dilution is generally not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of ADSs that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of ADSs which is taxable to the U.S. Holders of such ADSs. Such constructive distribution would be subject to tax as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Securities
Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of the ADSs or Warrants in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) such U.S. Holder’s adjusted tax basis in such ADSs or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such ADSs or Warrants exceeds one year at the time of disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally subject to U.S. federal income tax at reduced rates. The deduction of capital losses is subject to limitations.
Exercise, Lapse or Redemption of a Warrant
Subject to the discussion below under “— Passive Foreign Investment Company Considerations” and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder will generally not recognize gain or loss upon the acquisition of an ADS on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in an ADS acquired upon the exercise of a Warrant will generally be an amount equal to the U.S. Holder’s tax basis in the Warrant exchanged therefor increased by the amount paid to exercise the Warrant. It is unclear whether a U.S. Holder’s holding period for the ADS will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.
The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Although we expect a U.S. Holder’s cashless exercise of Warrants (including after we provide notice of our intent to redeem Warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.
In either tax-free situation, a U.S. Holder’s tax basis in the ADSs received would generally equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the ADS will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the ADSs would include the holding period of the Warrants.
It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have been surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such Warrants. In this case, a U.S. Holder’s adjusted tax basis in the ADSs received would equal the sum of the U.S. Holder’s adjusted tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the ADSs would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.
Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.
Subject to the PFIC rules described below, if we redeem Warrants for cash or purchase Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S.

Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Securities.”
Passive Foreign Investment Company Considerations
Definition of a PFIC
A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.
PFIC Status of LTC
Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of our company and our subsidiaries, we do not currently expect to be treated as a PFIC for the current taxable year ending December 31, 2024 or foreseeable future taxable years. However, PFIC status is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets for such taxable year and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.
Additionally, a determination that we are or were a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in us, whether or not we are a PFIC in those subsequent years.
Application of PFIC Rules to Ordinary Shares and Warrants
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ADSs or Warrants and, in the case of ADSs, the U.S. Holder did not make timely and effective qualified electing fund (“QEF”) election for the first year in its holding period in which we are a PFIC (such taxable year as it related to a U.S. Holder, the “First PFIC Holding Year”), a QEF election along with a purging election, or a mark-to-market election, such U.S. Holder would generally be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its ADSs or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ADSs during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs).
Under these rules:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE OWNERSHIP OR DISPOSITION OF ADSs AND WARRANTS, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
QEF Election, Mark-to-Market Election and Purging Election
In general, if we are determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s ADSs (but not Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are a PFIC. U.S. Holders should consult their tax advisors with respect to any QEF election previously made with respect to ADSs.
A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants) and we were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such Warrants properly makes and maintains a QEF election with respect to the newly acquired ADSs (or has previously made a QEF election with respect to ADSs), the QEF election will apply to the newly acquired ADSs, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ADSs (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s ADSs.
If a U.S. Holder has made a QEF election with respect to its ADSs, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for such holder’s First PFIC Holding Year or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of its ADSs will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. Any subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the rules above. Such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) ADSs, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as “marketable stock,” the U.S. Holder may make a mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the adverse PFIC consequences described above in respect of its ADSs as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that we are treated as a PFIC the excess, if any, of the fair market value of its ADSs at the end of such year over its adjusted basis in its ADSs. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted basis of its ADSs over the fair market value of its ADSs at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ADSs will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ADSs in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. A mark-to-market election may not be made with respect to Warrants.
The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the ADSs are listed). U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to ADSs under their particular circumstances.
If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holder was otherwise deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election made with respect to ADSs would not apply to a U.S. Holder’s indirect interest in any lower-tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of any such lower-tier PFICs.
The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ADSs and Warrants should consult their tax advisors concerning the application of the PFIC rules to Securities under their particular circumstances.
Cayman Islands Taxation
Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Securities, as the case may be, nor will gains derived from the disposal of the Securities be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of Securities, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 15,037,030 Ordinary Shares issuable upon the exercise of the Warrants. We are also registering the resale by the Selling Securityholders named in this prospectus of up to (A) 680,957,495 ADSs, which include ADS underlying (i) 542,850,129 Class A Ordinary Shares beneficially owned by Lotus Advanced Technology Limited Partnership, Lotus Technology International Investment Limited, ETIKA AUTOMOTIVE SDN. BHD., LOTUS GROUP INTERNATIONAL LIMITED, MISSION PURPLE L.P., SCC Growth V Holdco B, Ltd., Mission Bloom Limited, SKYMACRO RESOURCES LIMITED, HUBEI CHANGJIANG JINGKAI AUTOMOBILE INDUSTRY INVESTMENT FUND PARTNERSHIP (LIMITED PARTNERSHIP), Northpole GLY 3 LP, Hangzhou Fuyang Investment Development Co., Ltd. and Ningbo Shangchuang Equity Investment Partnership (Limited Partnership), which were originally acquired prior to the Closing Date; (ii) 7,162,718 Ordinary Shares issued to the LCAA Founder Shareholders on the Closing Date in exchange for the LCAA Class B Ordinary Shares; (iii) 5,486,784 Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (iv) 122,446,496 Ordinary Shares issued on the Closing Date to the PIPE Investors; and (v) and 3,011,368 Ordinary Shares issued to the CB Investors, and (B) 5,486,784 Warrants. As used herein, “Selling Securityholders” includes donees, pledgees, transferees or other successors-in-interest (as a gift, pledge, partnership distribution or other non-sale related transfer) selling securities received after the date of this prospectus from the Selling Securityholders.
The Selling Securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Registered Shares to be made directly or through agents. The Selling Securityholders may offer and sell, from time to time, some or all of the securities covered by this prospectus, and each Selling Securityholder will act independently of us in making decisions with respect to the timing, manner and size of any sale. However, there can be no assurance that the Selling Securityholders will sell all or any of the securities offered by this prospectus. On January 31, 2023, we and the LCAA Founder Shareholders entered into the Sponsor Support Agreement, which was amended by the parties thereto on November 13, 2023, pursuant to which each LCAA Founder Shareholder has agreed, among other things and subject to the terms and conditions set forth therein not to transfer any Ordinary Shares or Warrants (including any Ordinary Shares underlying such Warrants) held by such LCAA Founder Shareholder immediately after the First Effective Time, if any, for a period of six (6) months after the Closing, subject to certain exceptions. Concurrently with the execution of the Original Merger Agreement, on January 31, 2023, LCAA, certain of our shareholders and we entered into the LTC Shareholder Support Agreement, pursuant to which such shareholders have each agreed not to transfer any Ordinary Shares held by such shareholder during the interim period and for a period of six (6) months following the Closing, subject to certain exceptions. In connection with and following the execution of the Original Merger Agreement, LCAA and LTC entered into lock-up agreements with each of the shareholders of LTC that are not parties to the LTC Shareholder Support Agreement, pursuant to which, among other things, each such shareholder agrees not to transfer, for a period of six (6) months following the Closing, certain Ordinary Shares such shareholder will hold following the Closing, on the terms and subject to the conditions set forth therein.
We will receive up to an aggregate of approximately US$172.9 million from the exercise of all Warrants, assuming the exercise in full of all of the Warrants for cash. We will not receive any proceeds from any sale by the Selling Securityholders of the securities being registered hereunder. The aggregate proceeds to the Selling Securityholders will be the aggregate purchase price of the securities sold less any discounts and commissions borne by the Selling Securityholders. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, whereas the Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of our ADSs or Warrants. Our ADSs and Warrants are currently listed on Nasdaq under the symbols “LOT” and “LOTWW,” respectively.
The Selling Securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:
•
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
an over-the-counter distribution in accordance with the rules of Nasdaq;

•
through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•
through one or more underwritten offerings on a firm commitment or best efforts basis;

•
settlement of short sales entered into after the date of this prospectus;

•
agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share or warrant;

•
distribution to employees, members, limited partners or stockholders of the Selling Securityholder or its affiliates by pledge to secure debts and other obligations;

•
delayed delivery arrangements;

•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•
directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•
through a combination of any of the above methods of sale; or

•
any other method permitted pursuant to applicable law.

The Selling Securityholders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the Selling Securityholders and, at the time of the determination, may be higher or lower than the market price of our securities on Nasdaq or any other exchange or market. The Selling Securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time or for any other reason.
With respect to a particular offering of the securities held by the Selling Securityholders, to the extent required, an accompanying prospectus supplement will be or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part may be, prepared and will set forth the following information:
•
the specific securities to be offered and sold;

•
the names of the Selling Securityholders;

•
the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

•
settlement of short sales entered into after the date of this prospectus;

•
the names of any participating agents, broker-dealers or underwriters; and

•
any applicable commissions, discounts, concessions and other items constituting compensation from the Selling Securityholders.

To the extent required, we will use our best efforts to file a post-effective amendment to the registration statement of which this prospectus is part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information, and this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

We may suspend the sale of the Registered Securities by the Selling Securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
Subject to the terms of the agreement(s) governing the registration rights applicable to a Selling Securityholder’s Ordinary Shares or Warrants, the Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the Selling Securityholders for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus or post-effective amendment to name specifically such person as a Selling Securityholder.
In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement or post-effective amendment in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.
The Selling Securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus.
If any of the Selling Securityholders use an underwriter or underwriters for any offering, we will name such underwriter or underwriters, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus, the applicable Selling Securityholders will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the Selling Securityholders, the number of shares set forth in such prospectus supplement. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise set forth in such prospectus supplement, the underwriters will be obligated to purchase all the securities offered if any of the securities are purchased.
Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.
In offering the securities covered by this prospectus, the Selling Securityholders and any underwriters, broker-dealers or agents who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.
The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Securityholders, may have banking, lending or other relationships with us or the Selling Securityholders or perform services for us or the Selling Securityholders, in the ordinary course of business.
Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.
In order to facilitate the offering of the securities, any underwriters, broker-dealers or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters, broker-dealers or agents, as the case may be, may overallot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities, the underwriters, broker-dealers or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters, broker-dealers or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.
The Selling Securityholders may also authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Securityholders pay for solicitation of these contracts.
In effecting sales, underwriters, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Underwriters, broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.
It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities.
A Selling Securityholder may enter into derivative transactions with third parties, including hedging transactions with broker-dealers or other financial institutions, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of shares. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.
If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The Selling Securityholders and any other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the securities by, the Selling Securityholders or any other person, which limitations may affect the marketability of the shares of the securities.
We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
We have agreed to indemnify certain Selling Securityholders against certain liabilities, including liabilities under the Securities Act with respect to their Registered Securities and these Selling Securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. We and/or these Selling Securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

EXPENSES RELATED TO THE OFFERING
We estimate the following expenses in connection with the offer and sale of our Ordinary Shares and Warrants by the Selling Securityholders. With the exception of the SEC registration fee, all amounts are estimates.
SEC registration fee
Legal fees and expenses	*
Accountants’ fees and expenses	*
Printing expenses	*
Miscellaneous costs	*
Total

*
These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Under agreements to which we are party with the Selling Securityholders, we have agreed to bear all expenses relating to the registration of the resale of the securities pursuant to this prospectus.

LEGAL MATTERS
We have been represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. Maples and Calder (Hong Kong) LLP has advised us on certain legal matters as to Cayman Islands law including the issuance of the ordinary shares represented by the ADSs offered by this prospectus, and Skadden, Arps, Slate, Meagher & Flom LLP has advised us on the validity of Warrants under New York law.

EXPERTS
The financial statements of L Catterton Asia Acquisition Corp as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from January 5, 2021 (inception) through December 31, 2021, appearing in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which includes an explanatory paragraph as to the L Catterton Asia Acquisition Corp’s ability to continue as a going concern), appearing elsewhere in this prospectus, and are included in reliance upon such report given upon such firm as experts in accounting and auditing.
The consolidated and combined financial statements of Lotus Technology Inc. as of and for the years ended December 31, 2022 and 2021, have been included herein in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2022 consolidated and combined financial statements contains an explanatory paragraph that states that Lotus Technology Inc. experienced net loss, net cash used in operating activities and accumulated deficit that raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of that uncertainty.

ENFORCEABILITY OF CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES
We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers named in this prospectus, may be difficult to obtain within the U.S. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us may not be collectible within the U.S.
We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.
We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands that are predicated upon the federal securities laws of the United States or the securities laws of any state in the U.S.
We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands; provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in the nature of taxes, a fine, or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands are unlikely to enforce a judgment obtained from U.S. courts under civil liability provisions of U.S. securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
In addition, we have been advised by our PRC legal counsel that there is uncertainty as to whether courts in mainland China would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in mainland China predicated upon the securities laws of the United States or any state in the U.S.
We have also been advised by our PRC legal counsel that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of the laws in mainland China relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty or other forms of reciprocity between mainland China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. Furthermore according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment if they decide that the judgment violates the basic principles of the law in mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a U.S. court or the Cayman Islands.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 of which this prospectus forms a part under the Securities Act that registers the Registered Securities that may be offered under this prospectus from time to time. The registration statement on Form F-1, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Registered Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
We are subject to the informational reporting requirements of the Exchange Act. We file reports and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at https://www.sec.gov. Our website address is www.group-lotus.com. The information on, or that can be accessed through, our website is not part of this prospectus.
We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. You should direct requests for those documents to:
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People’s Republic of China
+86 21 5466-6258

INDEX TO FINANCIAL STATEMENTS
L Catterton Asia Acquisition Corp
Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number: 688)	F-2
Balance Sheets as of December 31, 2022 and 2021	F-3
Statements of Operations for the year ended December 31, 2022 and for the period from January 5, 2021 (inception) through December 31, 2021	F-4
Statements of Changes in Shareholders’ Deficit for the year ended December 31, 2022 and for the period from January 5, 2021 (inception) through December 31, 2021	F-5
Statements of Cash Flows for the year ended December 31, 2022 and for the period from January 5, 2021 (inception) through December 31, 2021	F-6
Notes to Financial Statements	F-7
Condensed Balance Sheets as of September 30, 2023 (unaudited) and December 31, 2022	F-24
Unaudited Condensed Statements of Operations for the three and nine months ended September 30, 2023 and 2022	F-25
Unaudited Condensed Statements of Changes in Shareholders’ Deficit for the three and nine months ended September30, 2023 and 2022	F-26
Unaudited Condensed Statements of Cash Flows for the nine months ended September 30, 2023 and 2022	F-27
Unaudited Notes to Condensed Financial Statements	F-28
Lotus Technology Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders’ and Board of Directors of
L Catterton Asia Acquisition Corp
Opinion on the Financial Statements
We have audited the accompanying balance sheet of L Catterton Asia Acquisition Corp (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, shareholders’ (deficit) equity and cash flows for the year ended December 31, 2022 and for the period from January 5, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for year ended December 31, 2022 and for the period from January 5, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Additionally, the liquidation deadline is within 12 months of the filing date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Melville, NY
March 31, 2023

L CATTERTON ASIA ACQUISITION CORP
BALANCE SHEETS
	December 31, 2022	December 31, 2021
ASSETS:
Current assets
Cash	$4,523	$591,197
Prepaid expenses	73,008	428,051
Total Current Assets	77,531	1,019,248
Prepaid expense – noncurrent	—	80,919
Marketable securities held in Trust Account	290,664,460	286,531,700
TOTAL ASSETS	$290,741,991	$287,631,867
Liabilities, Redeemable Class A Ordinary Shares and Shareholders’ Deficit
Current liabilities
Accounts payable and accrued expenses	$1,779,602	$309,736
Due to related party	2,108,356	30,000
Total Current Liabilities	3,887,958	339,736
Deferred underwriting fee	10,027,806	10,027,806
Warrant liability	601,483	11,879,289
Total Liabilities	14,517,247	22,246,831
COMMITMENTS AND CONTINGENCIES (Note 6)
Class A ordinary shares subject to possible redemption, 28,650,874 shares at December 31, 2022 and 2021, respectively	290,664,459	286,531,700
SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 28,650,874 shares subject to possible redemption) at December 31, 2022 and 2021	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,162,718 shares issued and outstanding at December 31, 2022 and 2021	717	717
Additional paid-in capital	—	—
Accumulated deficit	(14,440,432)	(21,147,381)
Total Shareholders’ Deficit	(14,439,715)	(21,146,664)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$290,741,991	$287,631,867
The accompanying notes are an integral part of the financial statements.

L CATTERTON ASIA ACQUISITION CORP
STATEMENTS OF OPERATIONS
	Year Ended December 31, 2022	For the Period from January 5, 2021 (Inception) through December 31, 2021
Formation and operating costs	$4,570,857	$1,054,672
Loss from operations	(4,570,857)	(1,054,672)
Other income:
Interest earned on marketable securities held in Trust Account	4,132,759	22,958
Offering costs allocated to warrants	—	(695,493)
Change in fair value of warrant liability	11,277,806	7,215,278
Total other income, net	15,410,565	6,542,743
Net income	$10,839,708	$5,488,071
Weighted average shares outstanding, Class A ordinary shares	28,650,874	23,083,649
Basic and diluted net income per share, Class A ordinary shares	$0.30	$0.18
Weighted average shares outstanding, Class B ordinary shares	7,162,718	6,844,319
Basic and diluted net income per share, Class B ordinary shares	$0.30	$0.18
The accompanying notes are an integral part of the financial statements.

L CATTERTON ASIA ACQUISITION CORP
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022 AND THE
PERIOD JANUARY 5, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 5, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Class B ordinary share issued to initial shareholder	—	—	7,187,500	719	24,281	—	25,000
Forfeiture of Class B ordinary share held by initial shareholders	—	—	(24,782)	(2)	—	2	—
Remeasurement of ordinary share subject to possible redemption	—	—	—	—	(24,281)	(26,635,454)	(26,659,735)
Net income	—	—	—	—	—	(5,000)	(5,000)
Balance – December 31, 2021	—	$—	7,162,718	$717	$—	$(21,147,381)	$(21,146,664)
Net income	—	—	—	—	—	10,839,708	10,839,708
Remeasurement of ordinary shares subject to possible redemption to redemption value	—	—	—	—	—	(4,132,759)	(4,132,759)
Balance – December 31, 2022	—	$—	7,162,718	$717	$—	$(14,440,432)	$(14,439,715)
The accompanying notes are an integral part of the financial statements.

L CATTERTON ASIA ACQUISITION CORP
STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2022	For the period from January 5, 2021 (inception) through December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,839,708	$5,488,071
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(4,132,759)	(22,958)
Offering costs allocated to warrants	—	695,493
Change in fair value of warrant liability	(11,277,806)	(7,215,278)
Changes in operating assets and liabilities:
Prepaid expenses	435,962	(508,970)
Accounts payable and accrued expenses	1,469,865	309,736
Due to related party	2,078,356	30,000
Net cash flows used in operating activities	(586,674)	(1,223,906)
CASH FLOWS FROM INVESTING ACTIVITIES
Marketable securities held in Trust Account	—	(286,508,742)
Net cash flows used in financing activities	—	(286,508,742)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from initial public offering, net of underwriters’ fees	—	280,778,566
Proceeds from private placement	—	8,230,176
Proceeds from issuance of shares to initial shareholders	—	25,000
Payment of deferred offering costs	—	(709,897)
Net cash flows provided by financing activities	—	288,323,845
Net Change in Cash	(586,674)	591,197
Cash – Beginning of period	591,197	—
Cash – End of period	$4,523	$591,197
Non-Cash investing and financing activities:
Deferred underwriting commissions payable	$—	$10,027,806
Subsequent remeasurement of Class A ordinary shares subject to possible redemption	$4,132,759	—
The accompanying notes are an integral part of the financial statements.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
L Catterton Asia Acquisition Corp (the “Company”) was incorporated as a Cayman Islands exempted company on January 5, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses or entities (the “Business Combination”). The Company will not be limited to a particular industry or geographic region in its identification and acquisition of a target company except that we will not acquire any target company whose primary business is investing in oil or gas reserves or real estate.
As of December 31, 2022, the Company had not commenced any operations. All activity through December 31, 2022 relates to the Company’s formation, its Initial Public Offering (“IPO”), described below, and subsequent to the IPO, identifying and evaluating prospective acquisition targets for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.
The Company’s Sponsor is LCA Acquisition Sponsor, LP, a Cayman Islands limited partnership (the “Sponsor”).
The registration statement for the Company’s IPO was declared effective on March 10, 2021 (the “Effective Date”). On March 15, 2021, the Company consummated the IPO of 25,000,000 units (the “Units” and, with respect to ordinary share included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $250,000,000, which is discussed in Note 3.
Simultaneously with the closing of the IPO, the Company consummated the issuance and sale of 5,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $7,500,000, which is discussed in Note 4.
Transaction costs amounted to $16,467,878 consisting of $5,730,175 of underwriting discount, $10,027,806 of deferred underwriting discount, and $709,897 of other offering costs.
Following the closing of the IPO on March 15, 2021, $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account, and will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations.
Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its income taxes, if any, the Company’s amended and restated memorandum and articles of association, and subject to the requirements of law and regulation, will provide that the proceeds from the IPO and the sale of the Private Placement Warrants held in the Trust Account will not be released from the Trust Account (i) to the Company, until the completion of the initial Business Combination, or (ii) to the Company’s Public Shareholders, until the earliest of (a) the completion of the initial Business Combination, and then only in connection with those Class A ordinary shares that such shareholders properly elected to redeem, subject to the limitations described herein, (b) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of its Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its initial Business Combination prior to March 15, 2023 (the “Combination Period”) or (B) with respect to any other provision relating to the rights of holders of the Company’s Class A ordinary shares, and (c) the redemption of the Public Shares if the Company has not consummated its Business Combination with the Combination

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Period, subject to applicable law. Public Shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (b) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial Business Combination or liquidation if the Company has not consummated an initial Business Combination within the Combination Period, with respect to such Class A ordinary shares so redeemed.
The Company will provide shareholders (the “Public Shareholders”) of its Class A ordinary shares, par value $0.0001, sold in the IPO (the “Public Shares”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s income taxes, if any, divided by the number of the then-outstanding Public Shares. The amount in the Trust Account is $10.00 per Public Share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.
These Public Shares were classified as temporary equity upon the completion of the IPO in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 and the approval of an ordinary resolution.
On March 10, 2023, the Company held the Extraordinary General Meeting for its shareholders, at which the shareholders approved the amendment the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) to the second amended and restated memorandum and articles of association to extend the date by which the Company must (1) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, which we refer to as our initial business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination and (3) redeem all of the public shares sold in the Company’s IPO that was consummated on March 15, 2021 if it fails to complete such initial business combination, from March 15, 2023 (the “Original Termination Date”) to June 15, 2023 (the “Extended Date”) and to allow the board of directors of the Company (“the Board”), without another shareholder vote, to elect to further extend the date to consummate an initial business combination after the Extended Date up to nine times, by an additional month each time, upon five days’ advance written notice prior to the applicable deadline, up to March 15, 2024 (the “Additional Extension Date”) or such earlier date as determined by the Board in its sole discretion (the “Extension”). As a result of the approval of the Extension and the implementation of the Extension, the Sponsor or its designee(s) or affiliate(s) (the “Lender”) shall contribute to the Company as a loan (each loan being referred to herein as a “Contribution”), which was (i) the lesser of (a) $990,000 or (b) $0.09 for each public share that has not been redeemed in accordance with the terms of the Charter for the three-month extension from the Original Termination Date to the Extended Date (the “Initial Extension Contribution”); and thereafter, to the extent necessary and as applicable, shall contribute (ii) the lesser of (a) $330,000 and (b) $0.03 into the trust account for each public share that has not been redeemed in accordance with the terms of the Charter for each subsequent one-month extension from the Extended Date to the Additional Extension Date (the “Subsequent Extension Contribution”) until the earlier of (i) the date of the extraordinary general meeting held in connection with a shareholder vote to approve an initial business combination, and (ii) the date that the Initial Extension Contribution and the Subsequent Extension Contribution for each subsequent one-month extension from the Extended Date to the Additional Extension Date, if applicable, have been loaned. Each Contribution will be deposited in the Trust Account within 5 business days of the beginning of

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
the extended period which such Contribution is for. The Contribution(s) will bear no interest and will be repayable by the Company to the Lender upon consummation of an initial business combination. The loans will be forgiven by the Lender if the Company is unable to consummate an initial business combination except to the extent of any available funds held outside of the Trust Account.
In connection with the Extraordinary General Meeting, the holders of 6,867,252 of the Class A ordinary shares of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.22 per share, for an aggregate redemption amount of approximately $70,200,754.
The Company will have until June 15, 2023 (the “Combination Period”) to complete the Business Combination. The Company has the option to extend the Combination Period up to nine times, by an additional month each time, up to March 15, 2024. However, if the Company is unable to complete a Business Combination during the Combination Period or during any extension period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the its Public Shares if the Company does not complete its initial Business Combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the Company’s Class A ordinary shares; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete an initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the prescribed timeframe, and (iv) vote their Founder Shares and Public Shares in favor of the Company’s initial Business Combination.
Liquidity and Going Concern
As of December 31, 2022, the Company had $4,523 in its operating bank account. As of December 31, 2022, the Company had a working capital deficit of $3,810,427.
The Company’s liquidity needs up to its IPO were satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and the loan under an unsecured promissory note from the Sponsor of up to $300,000 and offering costs and expenses paid for by related parties (see Note 5). Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the officers and directors may, but are not obligated to, provide the Company with working capital loans. As of December 31, 2022, there were no amounts outstanding under any working capital loan.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
The Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. The Company obtained a commitment from the Sponsor to fund any working capital needs of the Company at least one year from the issuance of these financial statements through loans of up to an aggregate of $500,000.
In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the mandatory liquidation and subsequent dissolution, should the Company be unable to complete an initial business combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until June 15, 2023, to consummate an initial business combination. It is uncertain that the Company will be able to consummate an initial business combination by the specified period. If an initial business combination is not consummated by June 15, 2023, there will be a mandatory liquidation and subsequent dissolution. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. The Company intends to complete an initial business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by June 15, 2023.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the recent invasion of Ukraine by Russia in February 2022. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine during the ongoing military conflict, increasing geopolitical tensions with Russia. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.
Marketable Securities Held in Trust Account
The Company had marketable securities held in trust account totaling $290,664,460 and $286,531,700 at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in money market funds which invest U.S. Treasury securities. The Company’s portfolio of marketable securities held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, investments in money market funds that invest in U.S. government securities, cash, or a combination thereof. Gains and losses resulting from the change in fair value of these securities is included in gain on investment held in Trust Account. The estimated fair values of the marketable securities held in the Trust Account are determined using available market information.
Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 2, Note 4, Note 5, Note 7 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Balance Sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Statements of Operations in the period of change.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary share (including ordinary share that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified in temporary equity. At all other times, ordinary share is classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2022 and 2021, the 28,650,874 Class A Ordinary Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary share to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary share are affected by charges against additional paid in capital and accumulated deficit.
As of December 31, 2022, the ordinary shares reflected on the balance sheet are reconciled in the following table:
Gross proceeds from IPO	$286,508,742
Less:
Proceeds allocated to Public Warrants	(12,130,642)
Class A ordinary shares issuance costs	(15,772,384)
Plus:
Excess of proceeds over fair value of Private Warrants	1,266,251
Remeasurement of carrying value to redemption value	26,659,735
Class A ordinary shares subject to possible redemption, as of December 31, 2021	286,531,700
Plus:
Remeasurement of carrying value to redemption value	4,132,759
Class A ordinary shares subject to possible redemption, as of December 31, 2022	$290,664,459
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2022 and 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Net Income per Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. The Company has two classes of shares, Class A Ordinary Shares and Class B Ordinary Shares. Earnings and losses are shared pro rata between the two classes of shares. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 15,037,174 ordinary shares in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the period presented.
The Company’s statement of operations applies the two-class method in calculating net income per share. Basic and diluted net income per ordinary share for Class A ordinary shares and Class B ordinary shares is calculated by dividing net income attributable to the Company by the weighted average number of shares of Class A ordinary share and Class B ordinary share outstanding, allocated proportionally to each class of ordinary share.
Reconciliation of Net Income per Common Share
The Company’s net income is adjusted for the portion of net income that is allocable to each class of ordinary shares. The allocable net income is calculated by multiplying net income by the ratio of weighted average number of shares outstanding attributable to Class A and Class B ordinary shares to the total weighted average number of shares outstanding for the period. Accordingly, basic and diluted income per ordinary share is calculated as follows:
	Year Ended December 31, 2022	For the period from January 5, 2021 (inception) through December 31, 2021
Class A Common Stock
Net income allocable to Class A common stock	$8,671,767	$4,232,987
Basic and diluted weighted average shares outstanding	28,650,874	23,083,649
Basic and diluted net income per share	$0.30	$0.18
Class B Common Stock
Net income allocable to Class B common stock	$2,167,941	$1,255,084
Weighted average shares outstanding, basic and diluted	7,162,718	6,844,319
Basic and diluted net income per common share	$0.30	$0.18
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Recent Accounting Pronouncements
The Company’s management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the IPO on March 15, 2021, the Company sold 25,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $250,000,000. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 5,000,000 Private Placement Warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $7,500,000, in a private placement. Simultaneously with the closing of the exercise of the overallotment option, the Company completed the sale of an additional 486,784 Private Placement Warrants to the Sponsor, at a purchase price of $1.50 per Private Warrant, generating gross proceeds of $730,176. A portion of the proceeds from the sales of Private Placement Warrants were added to the proceeds from the IPO held in the Trust Account.
The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company (except as described in Note 7) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On January 12, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). Up to 937,500 Founder Shares were subject to forfeiture by the Sponsor, depending on the extent to which the underwriters’ over-allotment option is exercised. On March 24, 2021, the Underwriters partially exercised the over-allotment option which resulted in 912,719 of the Founder Shares no longer subject to forfeiture. On April 24, 2021, the underwriters’ over-allotment option to purchase up to an additional 99,126 additional units expired, having not been exercised, and accordingly, 24,781 Class B ordinary shares were forfeited by the Company’s initial shareholders for no consideration.
On August 10, 2022, a former director resigned from the Company and transferred his 25,000 Founder Shares to the Sponsor. On August 10, 2022, the Company appointed a new director and the Sponsor transferred 25,000 Founder Shares to the appointed independent director. The transfer of the Founders Shares to an independent director, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. A business combination is not probable until it is completed. Stock-based compensation would be recognized at the date a Business Combination is considered

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
probable in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares. As of December 31, 2022, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized.
The Sponsor, officers and directors have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-up”). Any permitted transferees would be subject to the same restrictions and other agreements of the Company’s Sponsor, officers and directors with respect to any Founder Shares.
Due to Related Party
Commencing on the date the securities of the Company were first listed on the Nasdaq Capital Market, the Company will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services incurred on behalf of members of the management team, in the amount of $10,000 per month. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. A total of $120,000 and $30,000 has been incurred for the year ended December 31, 2022 and for the period from January 5, 2021 (Inception) to December 31, 2021, respectively.
As of December 31, 2022 and 2021, the Company owed the Sponsor $2,108,356 and $30,000, respectively. The due to related party at December 31, 2022 is comprised of approximately $1,958,300 in amounts owed related to expenses the Sponsor paid on behalf of the Company and $150,056 in amounts owed pertaining to administrative services, office space and secretarial support provided by the Sponsor. As of December 31, 2021, the Company also paid the Sponsor $79,992 for offering costs paid on behalf of the Company.
Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to it. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of the Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.
On April 11, 2022, and re-issued on January 3, 2023, the Company obtained a commitment from the Sponsor to fund any working capital needs of the Company at least one year from the issuance of these financial statements through loans of up to an aggregate of $500,000.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement signed on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period, which occurs (i) in the case of the Founder Shares, and (ii) in the case of the Private Placement Warrants and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statement.
Underwriting Agreement
The Company granted the underwriters a 45-day option from March 15, 2021 to purchase up to an additional 3,750,000 Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On March 24, 2021, the Underwriters partially exercised the over-allotment option and purchased an additional 3,650,874 Over-Allotment Units. The underwriters did not exercise their remaining option, which expired on April 24, 2021.
On March 15, 2021, the Company paid an underwriting discount of $5,000,000, and on March 24, 2021, the Company paid an additional underwriting discount of $730,175 for over-allotment units sold. Additionally, $10,027,806 will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
NOTE 7.   SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 2,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At December 31, 2022 and 2021, there were no preference shares issued or outstanding.
Class A Ordinary shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. At December 31, 2022 and 2021, there were no shares issued and outstanding, excluding 28,650,874 shares subject to possible redemption.
Class B Ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. At September 30, 2022, there were 7,162,718 Class B ordinary shares issued and outstanding.
Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law. Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the Public Shares will not be entitled to vote on the appointment of directors during such time. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Law or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.
The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial Business Combination)

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon the completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued or to be issued to any seller in the initial Business Combination and any Private Placement Warrants issued to the Company’s Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Warrants — The Public Warrants will become exercisable at $11.50 per share on the later of twelve months from the closing of the IPO and 30 days after the completion of the initial Business Combination. Only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and it will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” of the Company’s Class A ordinary shares;

•
if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to its Sponsors, or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
NOTE 8.   RECURRING FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —
Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$290,664,460	$290,664,460	$—	$—
Liabilities:
Public Warrants Liability	$382,012	382,012	—	$—
Private Placement Warrants Liability	219,471	—	—	219,471
	$601,483	$382,012	$—	$219,471
	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$286,531,700	$286,531,700	$—	$—
Liabilities:
Public Warrants Liability	$7,544,730	7,544,730	—	$—
Private Placement Warrants Liability	4,334,559	—	—	4,334,559
	$11,879,289	$7,544,730	$—	$4,334,559
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Statements of Operations.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
The Company established the initial fair value of the Public Warrants and Private Warrants on March 15, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. As of December 31, 2022 and 2021, the fair value for the Private Warrants was estimated using a Monte Carlo simulation model, and the fair value of the Public Warrants by reference to the quoted market price. The Public and Private Warrants were classified as Level 3 at the initial measurement date, and the Private
Warrants were classified as Level 3 as of December 31, 2022 and 2021 due to the use of unobservable inputs. In the period ending September 30, 2021, the Public Warrants were reclassified from a Level 3 to a Level 1 classification due to use of the observed trading price of the separated Public Warrants. Transfers between levels are recorded at the end of each reporting period. There were no transfers between levels during the year ended December 31, 2022 and for the period from January 5, 2021 (Inception) through December 31, 2021. The following table provides quantitative information regarding Level 3 fair value measurements as of December 31, 2022:
Inputs	December 31, 2022	December 31, 2021
Risk-free interest rate	3.91%	1.29%
Dividend rate	0.0%	0.0%
Expected term (years)	5.21	5.46
Expected volatility	3.6%	15.3%
Share price – asset price	$10.10	$9.73
Exercise price	$11.50	$11.50
NOTE 9.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On April 11, 2022, and re-issued on January 3, 2023, the Company obtained a commitment from the Sponsor to fund any working capital needs of the Company at least one year from the issuance of these financial statements through loans of up to an aggregate of $500,000.
On January 30, 2023, the Company entered into an agreement with a vendor for equity capital market advisor services related to the pending Business Combination.
On January 31, 2023, the Company (or the “SPAC”), Lotus Technology Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands ( “Lotus Tech”), Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Lotus Tech (“Merger Sub 1”), and Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Lotus Tech (“Merger Sub 2”) entered into the Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub 1 will merge with and into LCAA (the “First Merger”), with the SPAC surviving the First Merger as a wholly owned subsidiary of Lotus Tech (the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of Lotus Tech ( (the transactions contemplated by the Merger Agreement, including the Mergers, collectively, the “Business Combination”). Capitalized terms in this summary of the Merger Agreement not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
The Business Combination
Pursuant to the Merger Agreement, immediately prior to the effective time of the First Merger (the “First Effective Time”), (i) each of the preferred shares of Lotus Tech that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one ordinary share par value $0.00001 per share, of Lotus Tech (each, a “Lotus Tech Ordinary Share” and such conversion, the “Preferred Share Conversion”); (ii) the Sixth Amended and Restated Memorandum and Articles of Association of Lotus Tech (the “Amended Company Articles”) shall be adopted and become effective; (iii) immediately following the Preferred Share Conversion, certain authorized but unissued ordinary share of Lotus Tech shall each be re-designated into shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of Lotus Tech may determine in accordance with the Amended Company Articles (the “Re-designation”); and (iv) immediately following the Re-designation, (x) each issued Lotus Tech Ordinary Share shall be recapitalized by way of a repurchase in exchange for issuance of such number of Lotus Tech Ordinary Shares equal to the Recapitalization Factor (as defined below) (the “Recapitalization”); and (y) any options of Lotus
Tech issued and outstanding shall be adjusted such that each such option shall be exercisable for that number of Lotus Tech Ordinary Shares equal to the product of the number of ordinary shares of Lotus Tech subject to such option immediately prior to the Recapitalization multiplied by the Recapitalization Factor, each of (x) and (y) as described further in the Merger Agreement. Actions set forth in clauses (i) through (iv) above are collectively referred to as the “Capital Restructuring.” The “Recapitalization Factor” is a number determined by dividing the Price per Share by $10.00. “Price per Share” is defined in the Merger Agreement as the amount equal to $5,500,000,000 divided by such amount equal to (i) the aggregate number of shares of Lotus Tech (a) that are issued and outstanding immediately prior to the Recapitalization, (b) that are issuable upon the exercise, exchange or conversion of all options and other equity securities of Lotus Tech that are issued and outstanding immediately prior to the Recapitalization (whether or not then vested or exercisable, as applicable, and subject to certain exclusions) minus (ii) shares of Lotus Tech held by Lotus Tech or any of its subsidiaries (if applicable) as treasury shares.
Pursuant to the Merger Agreement, immediately prior to the First Effective Time, each Class B ordinary share, par value $0.0001 per share, of the Company (each, a “SPAC Class B Ordinary Share”) shall be automatically converted into one Class A ordinary share, par value $0.0001 per share, of the Company (each, a “SPAC Class A Ordinary Share”, together with SPAC Class B Ordinary Share, collectively, “SPAC Shares”) (such automatic conversion, the “SPAC Class B Conversion”) and shall no longer be issued and outstanding and shall be cancelled. In addition, at the First Effective Time: (i) each of SPAC’s units (“Units”) (each consisting of one SPAC Class A Ordinary Share and one-third of a SPAC Warrant (as defined below)) issued and outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-third of a SPAC Warrant in accordance with the terms of the applicable Unit (the “Unit Separation”); provided that no fractional SPAC Warrant shall be issued in connection with the Unit Separation such that if a holder of such Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation will be rounded down to the nearest whole number of SPAC Warrants; (ii) immediately following the Unit Separation, each SPAC Class A Ordinary Share (including SPAC Class A Ordinary Shares (a) issued in connection with the SPAC Class B Conversion and (b) held as a result of the Unit Separation) and each SPAC Class B Ordinary Share (excluding treasury shares held by SPAC or any of its subsidiaries (if applicable), SPAC Shares that are held by SPAC shareholders that validly exercise their redemption rights, SPAC Shares that are held by SPAC shareholders that exercise and perfect their relevant dissenters’ rights) issued and outstanding immediately prior to the First Effective Time shall be cancelled and cease to exist and each holder thereof shall be entitled to receive one newly issued Lotus Tech Ordinary Share; and (iii) each warrant issued by SPAC to acquire SPAC Class A Ordinary Shares (each, a “SPAC Warrant”) (including the SPAC Warrants held a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to SPAC Shares and be

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
assumed by Lotus Tech and converted into a warrant to purchase one Lotus Tech Ordinary Share, subject to substantially the same terms and conditions prior to the First Effective Time.
Pursuant to the Merger Agreement, (i) at the First Effective Time, each ordinary share, par value US$0.00001 per share, of Merger Sub 1 that is issued and outstanding immediately prior to the First Effective Time shall remain issued and outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1 and shall not be affected by the First Merger; (ii) at the Second Effective Time, (a) each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor; and (b) each ordinary share, par value US$0.00001 per share, of Merger Sub 2 that is issued and outstanding immediately prior to the Second Effective Time shall remain issued and outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, the Sponsor, certain shareholders of the Company (together with Sponsor, collectively, the “Founder Shareholders”) and Louts Tech entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which each Founder Shareholder has agreed, among other things and subject to the terms and conditions set forth therein: (i) to vote in favor of the Transactions and the other transaction proposals; (ii) to waive anti-dilution rights it held in respect of SPAC Class B Shares under the Amended and Restated Memorandum and Articles of Association of the Company, (iii) to appear at the extraordinary general meeting for purposes of constituting a quorum, (iv) to vote against any proposals that would materially impede the Transactions; (v) to appoint Lotus Tech as the Founder Shareholders’ proxy and attorney-in-fact with respect to approval of the Transactions; (vi) not to redeem any SPAC Shares held by such Founder Shareholder, (vii) not to amend that certain letter agreement between the Company, Sponsor and certain other parties thereto, dated as of March 10, 2021, (viii) during the interim period and for a period following the Closing, not to transfer any SPAC Shares or SPAC Warrants (including any
SPAC Shares or SPAC Warrants or any securities convertible into or exercisable or exchangeable for any SPAC Shares or SPAC Warrants) acquired by such Founder Shareholder, subject to certain exceptions, including the early-release of SPAC Warrants from post-Closing lock-up as discussed below; and (ix) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the applicable laws in connection with the Transactions and the Merger Agreement.
Sponsor also agreed to use commercially reasonable efforts to (i) cause certain affiliates of Sponsor as may be approved by Lotus Tech from time to time to participate in the PIPE Financing, and (ii) facilitate discussions between Lotus Tech, on the one hand, and entities holding brands that may be approved by Lotus Tech from time to time (each, a “Cooperating Entity”) (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development). In connection with the foregoing clause (i), for every one dollar committed by such affiliates of Sponsor as may be approved by Lotus Tech from time to time in the PIPE Financing, one Lotus Tech Warrant held by Sponsor immediately after the First Effective Time will not be subject to the lock-up restrictions under the Sponsor Support Agreement following the Closing.
Some of the SPAC Class B Ordinary Shares held by Sponsor as of the date of the Sponsor Support Agreement (the “Sponsor Shares”) will be subject to forfeiture and earn-out restrictions pursuant to the Sponsor Support Agreement. 20% of the Sponsor Shares will be forfeited unless certain affiliates of Sponsor as may be approved by Lotus Tech from time to time participate in the PIPE Financing, and another 10% of the Sponsor Shares will remain unvested at the Closing and become vested upon the commencement or official announcement of any business collaborations facilitated by Sponsor or Sponsor’s affiliates between Lotus Tech or its applicable affiliates, on the one hand, and any Cooperating Entity, on the other hand.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
In addition, at the request of Lotus Tech, Sponsor will on the Closing Date transfer, directly or indirectly, to one or more shareholders of SPAC up to 5% of the Sponsor Shares as consideration to induce such shareholder(s) of SPAC to waive its redemption rights (including by having such SPAC shareholder enter into, execute and deliver a non-redemption agreement) in connection with SPAC shareholders’ approval of the Business Combination (or approval of the Business Combination and the proposal to extend the deadline by which SPAC must consummate its initial business combination, as mutually agreed between the Lotus Tech and SPAC).
Shareholder Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, Lotus Tech and certain of the shareholders of Lotus Tech entered into a shareholder support agreement (the “Shareholder Support Agreement”), pursuant to which certain shareholders holding sufficient number, type and classes of the issued and outstanding shares of Lotus Tech to approve the Transactions have each agreed, among other things and subject to the terms and conditions set forth therein: (i) to vote in favor of the Transactions; (ii) to appear at the shareholders’ meeting of Lotus Tech in person or by proxy for purposes of counting towards a quorum; (iii) to vote against any proposals that would or would be reasonably likely to in any material respect impede the Transactions; (iv) to appoint Lotus Tech as such shareholder’s proxy and attorney-in-fact with respect to approval of the Transactions; and (v) during the interim period and for a period following the Closing, not to transfer any Lotus Tech shares held by such shareholder, subject to certain exceptions.
Form of Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, Lotus Tech, the Company, the Founder Shareholders and potentially certain shareholders of Lotus Tech will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Lotus Tech will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Founder Shareholders and potentially certain shareholders of Lotus Tech will be granted customary demand and piggyback registration rights.
Form of Assignment, Assumption and Amendment Agreement
At the Closing, LCAA, Lotus Tech and Continental Stock Transfer & Trust Company (“Continental”) will enter into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) pursuant to which, among other things, the Company will assign all of its rights, interests and obligations in its existing warrant agreement with Continental (the “Warrant Agreement”) to Lotus Tech, and the Warrant Agreement will be amended to change all references to the Company to Lotus Tech and so that each warrant will represent the right to receive one whole Lotus Tech Ordinary Share.
Letter Agreement
Concurrently with the execution of the Merger Agreement, the Company and Credit Suisse Securities (USA) LLC, in its capacity as the representative of the underwriters in the Company’s initial public offering (the “Underwriter”), entered into a letter agreement (the “Letter Agreement”), pursuant to which, the deferred underwriting fee payable to the Underwriter under the Underwriting Agreement, dated March 10, 2021, between the Company and the Underwriter, is amended.
As discussed in Note 1, on March 10, 2023, the Company held the Extraordinary General Meeting for its shareholders, at which the shareholders approved the amendment to the Company’s Charter and the extension. In connection with the Extraordinary General Meeting, holders of 6,867,252 of Class A ordinary shares exercised their right to redeem their shares at a redemption price of approximately $10.22 per share, for an aggregate redemption amount of approximately $70,200,754.
On March 22, 2023, the Sponsor deposited $990,000, on behalf of the Company, to the Trust Account to extend the liquidation date to June 15, 2023.

L CATTERTON ASIA ACQUISITION CORP
CONDENSED BALANCE SHEETS
	September 30, 2023	December 31, 2022
	(Unaudited)
ASSETS:
Current assets
Cash	$4,523	$4,523
Prepaid expenses	24,417	73,008
Total Current Assets	28,940	77,531
Marketable securities held in Trust Account	231,012,367	290,664,460
TOTAL ASSETS	$231,041,307	$290,741,991
Liabilities, Redeemable Class A Ordinary Shares and Shareholders’ Deficit
Current liabilities
Accounts payable and accrued expenses	$4,692,816	$1,779,602
Due to related party	6,122,475	2,108,356
Total Current Liabilities	10,815,291	3,887,958
Deferred underwriting fee	8,085,433	10,027,806
Warrant liability	4,505,328	601,483
Total Liabilities	23,406,052	14,517,247
COMMITMENTS AND CONTINGENCIES (Note 6)
Class A ordinary shares subject to possible redemption, 21,783,622 and 28,650,874 shares at September 30, 2023 and December 31, 2022, respectively	231,012,366	290,664,459
SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 21,783,622 and 28,650,874 shares subject to possible redemption) at September 30, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,162,718 shares issued and outstanding at September 30, 2023 and December 31, 2022	717	717
Additional paid-in capital	—	—
Accumulated deficit	(23,377,828)	(14,440,432)
Total Shareholders’ Deficit	(23,377,111)	(14,439,715)
TOTAL LIABILITIES, REDEEMABLE CLASS A ORDINARY SHARES, AND SHAREHOLDERS’ DEFICIT	$231,041,307	$290,741,991
The accompanying notes are an integral part of these unaudited financial statements.

L CATTERTON ASIA ACQUISITION CORP
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Operating costs	$1,154,961	$1,681,305	$4,665,924	$3,199,884
Loss from operations	(1,154,961)	(1,681,305)	(4,665,924)	(3,199,884)
Other income:
Interest earned on marketable securities held in Trust Account	2,688,499	1,293,284	8,238,661	1,708,932
Change in deferred underwriter fees	(5,438)	—	82,033	—
Change in fair value of warrant liability	(260,107)	957,093	(3,903,845)	11,277,806
Total other income, net	2,422,954	2,250,377	4,416,849	12,986,738
Net income (loss)	$1,267,993	$569,072	$(249,075)	$9,786,854
Weighted average shares outstanding, Class A ordinary shares	21,783,622	28,650,874	23,494,146	28,650,874
Basic and diluted net income (loss)per share, Class A ordinary shares	$0.04	$0.02	$(0.01)	$0.27
Weighted average shares outstanding, Class B ordinary shares	7,162,718	7,162,718	7,162,718	7,162,718
Basic and diluted net income (loss) per share, Class B ordinary shares	$0.04	$0.02	$(0.01)	$0.27
The accompanying notes are an integral part of these unaudited financial statements.

L CATTERTON ASIA ACQUISITION CORP
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2023	—	$—	7,162,718	$717	$—	$(14,440,432)	$(14,439,715)
Reduction in deferred underwriter fee	—	—	—	—	2,080,831	—	2,080,831
Remeasurement of ordinary shares subject to possible redemption to redemption value	—	—	—	—	(2,080,831)	(1,890,299)	(3,971,130)
Net loss	—	—	—	—	—	(3,719,326)	(3,719,326)
Balance as of March 31, 2023	—	—	7,162,718	717	—	(20,050,057)	(20,049,340)
Increase in deferred underwriter fee	—	—	—	—	—	(97,181)	(97,181)
Remeasurement of ordinary shares subject to possible redemption to redemption value	—	—	—	—	—	(2,899,032)	(2,899,032)
Net income	—	—	—	—	—	2,202,258	2,202,258
Balance as of June 30, 2023	—	$—	7,162,718	$717	$—	$(20,844,012)	$(20,843,295)
Increase in deferred underwriter fee	—	—	—	—	—	(123,310)	(123,310)
Remeasurement of ordinary shares subject to possible redemption to redemption value	—	—	—	—	—	(3,678,499)	(3,678,499)
Net income	—	—	—	—	—	1,267,993	1,267,993
Balance as of September 30, 2023	—	$—	7,162,718	$717	$—	$(23,377,828)	$(23,377,111)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2022	—	$—	7,162,718	$717	$—	$(21,147,381)	$(21,146,664)
Net income	—	—	—	—	—	4,733,343	4,733,343
Remeasurement of ordinary shares subject to possible redemption for interest income	—	—	—	—	—	(28,733)	(28,733)
Balance as of March 31, 2022	—	$—	7,162,718	$717	$—	$(16,442,771)	$(16,442,054)
Net income	—	—	—	—	—	4,484,439	4,484,439
Remeasurement of ordinary shares subject to possible redemption to redemption value	—	—	—	—	—	(386,915)	(386,915)
Balance as of June 30, 2022	—	$—	7,162,718	$717	$—	$(12,345,247)	$(12,344,530)
Net income	—	—	—	—	—	569,072	569,072
Remeasurement of ordinary shares subject to possible redemption to redemption value	—	—	—	—	—	(1,293,284)	(1,293,284)
Balance as of September 30, 2022	—	$—	7,162,718	$717	$—	$(13,069,459)	$(13,068,742)
The accompanying notes are an integral part of these unaudited financial statements.

L CATTERTON ASIA ACQUISITION CORP
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Nine Months Ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(249,075)	$9,786,854
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Interest earned on marketable securities held in Trust Account	(8,238,661)	(1,708,932)
Reduction in deferred underwriter fees	(82,033)	—
Change in fair value of warrant liability	3,903,845	(11,277,806)
Changes in operating assets and liabilities:
Prepaid expenses	48,591	306,199
Accounts payable and accrued expenses	2,913,214	889,653
Due to related party	4,014,119	1,479,830
Net cash flows provided by (used in) operating activities	2,310,000	(524,202)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments held in Trust Account	(2,310,000)	—
Cash withdrawn from Trust Account in connection with redemption	70,200,754	—
Net cash flows provided by financing activities	67,890,754	—
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Class A ordinary shares	(70,200,754)	—
Net cash flows used in financing activities	(70,200,754)	—
Net Change in Cash	—	(524,202)
Cash – Beginning of period	4,523	591,197
Cash – End of period	$4,523	$66,995
Non-Cash investing and financing activities:
Reduction in deferred underwriting	$(2,080,831)	$(2,080,831)
Subsequent remeasurement of Class A ordinary shares subject to possible redemption	$10,548,661	$1,708,932
The accompanying notes are an integral part of these unaudited financial statements.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS
L Catterton Asia Acquisition Corp (the “Company”) was incorporated as a Cayman Islands exempted company on January 5, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses or entities (the “Business Combination”). The Company will not be limited to a particular industry or geographic region in its identification and acquisition of a target company except that we will not acquire any target company whose primary business is investing in oil or gas reserves or real estate.
As of September 30, 2023, the Company had not commenced any operations. All activity through September 30, 2023 relates to the Company’s formation, its Initial Public Offering (“IPO”), described below, and subsequent to the IPO, identifying and evaluating prospective acquisition targets for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.
The Company’s Sponsor is LCA Acquisition Sponsor, LP, a Cayman Islands limited partnership (the “Sponsor”).
On January 31, 2023, the Company, Lotus Technology Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands ( “Lotus Tech”), Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Lotus Tech (“Merger Sub 1”), and Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Lotus Tech (“Merger Sub 2”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). See Note 6.
The registration statement for the Company’s IPO was declared effective on March 10, 2021 (the “Effective Date”). On March 15, 2021, the Company consummated the IPO of 25,000,000 units (the “Units” and, with respect to ordinary share included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $250,000,000, which is discussed in Note 3.
Simultaneously with the closing of the IPO, the Company consummated the issuance and sale of 5,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $7,500,000, which is discussed in Note 4.
Transaction costs amounted to $16,467,878 consisting of $5,730,175 of underwriting discount, $10,027,806 of deferred underwriting discount, and $709,897 of other offering costs.
Following the closing of the IPO on March 15, 2021, $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account, and will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations.
Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its income taxes, if any, the Company’s amended and restated memorandum and articles of association, and subject to the requirements of law and regulation, will provide that the proceeds from the IPO and the sale of the Private Placement Warrants held in the Trust Account will not be released from the Trust Account (i) to the Company, until the completion of the initial Business Combination, or (ii) to the Company’s Public Shareholders, until the earliest of (a) the completion of the initial Business Combination, and then only in connection with those Class A ordinary shares that such shareholders properly elected to redeem, subject to the limitations described herein, (b) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of its Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its initial Business Combination prior to the extended liquidation date, discussed below, or (B) with respect to any other provision relating to the rights of holders of the Company’s Class A ordinary shares, and (c) the redemption of the Public Shares if the Company has not consummated its Business Combination with the Combination Period, subject to applicable law. Public Shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (b) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial Business Combination or liquidation if the Company has not consummated an initial Business Combination within the Combination Period, with respect to such Class A ordinary shares so redeemed.
The Company will provide shareholders (the “Public Shareholders”) of its Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s income taxes, if any, divided by the number of the then-outstanding Public Shares. The amount in the Trust Account is $10.00 per Public Share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.
These Public Shares were classified as temporary equity upon the completion of the IPO in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 and the approval of an ordinary resolution.
On March 10, 2023, the Company held the Extraordinary General Meeting for its shareholders, at which the shareholders approved the amendment the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) to the second amended and restated memorandum and articles of association to extend the date by which the Company must (1) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, which we refer to as our initial business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination and (3) redeem all of the public shares sold in the Company’s IPO that was consummated on March 15, 2021 if it fails to complete such initial business combination, from March 15, 2023 (the “Original Termination Date”) to June 15, 2023 (the “Extended Date”) and to allow the board of directors of the Company (“the Board”), without another shareholder vote, to elect to further extend the date to consummate an initial business combination after the Extended Date up to nine times, by an additional month each time, upon five days’ advance written notice prior to the applicable deadline, up to March 15, 2024 (the “Additional Extension Date”) or such earlier date as determined by the Board in its sole discretion (the “Extension”). As a result of the approval of the Extension and the implementation of the Extension, the Sponsor or its designee(s) or affiliate(s) (the “Lender”) shall contribute to the Company as a loan (each loan being referred to herein as a “Contribution”), which was (i) the lesser of (a) $990,000 or (b) $0.09 for each public share that has not been redeemed in accordance with the terms of the Charter for the three-month extension from the Original Termination Date to the Extended Date (the “Initial Extension Contribution”); and thereafter, to the extent necessary and as applicable, shall contribute (ii) the lesser of (a) $330,000 and (b) $0.03 into the trust account for each public share that has not been redeemed in accordance with the terms of the Charter for each subsequent one-month extension from the Extended Date to the Additional Extension Date (the “Subsequent Extension Contribution”) until the earlier of (i) the date of the extraordinary general

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
meeting held in connection with a shareholder vote to approve an initial business combination, and (ii) the date that the Initial Extension Contribution and the Subsequent Extension Contribution for each subsequent one-month extension from the Extended Date to the Additional Extension Date, if applicable, have been loaned. Each Contribution will be deposited in the Trust Account within 5 business days of the beginning of the extended period which such Contribution is for. The Contribution(s) will bear no interest and will be repayable by the Company to the Lender upon consummation of an initial business combination. The loans will be forgiven by the Lender if the Company is unable to consummate an initial business combination except to the extent of any available funds held outside of the Trust Account.
In connection with the Extraordinary General Meeting, the holders of 6,867,252 of the Class A ordinary shares of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.22 per share, for an aggregate redemption amount of approximately $70,200,754.
On June 5, 2023, the Board approved the extension of the Termination Date for one additional month to July 15, 2023 (the “Second Extension”), authorized the establishment of the extension committee as a committee of the Board (the “Extension Committee”) and delegated the power to approve further extensions of the Termination Date for up to eight additional one-month periods, from July 15, 2023 to March 15, 2024, to the Extension Committee. In connection with the monthly extensions, LCA Acquisition Sponsor, LP deposits into the trust account $330,000 per monthly extension. The Board approved the monthly extension through December 15, 2023.
The Company will have December 15, 2023 (the “Combination Period”) to complete the Business Combination. The Company has the option to extend the Combination Period up to nine times, by an additional month each time, up to March 15, 2024. However, if the Company is unable to complete a Business Combination during the Combination Period or during any extension period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of the its Public Shares if the Company does not complete its initial Business Combination within the Combination Period or (B) with respect to any other provision relating to the rights of holders of the Company’s Class A ordinary shares; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete an initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the prescribed timeframe, and (iv) vote their Founder Shares and Public Shares in favor of the Company’s initial Business Combination.
Liquidity and Going Concern
As of September 30, 2023, the Company had $4,523 in its operating bank account. As of September 30, 2023, the Company had a working capital deficit of $10,786,351.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
The Company’s liquidity needs up to its IPO were satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and the loan under an unsecured promissory note from the Sponsor of up to $300,000 and offering costs and expenses paid for by related parties (see Note 5). Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the officers and directors may, but are not obligated to, provide the Company with working capital loans. As of September 30, 2023, there were no amounts outstanding under any working capital loan.
The Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. The Company obtained a commitment from the Sponsor to fund any working capital needs of the Company at least one year from the issuance of these unaudited condensed financial statements through loans of up to an aggregate of $500,000.
In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the mandatory liquidation and subsequent dissolution, should the Company be unable to complete an initial business combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until December 15, 2023, to consummate an initial business combination. It is uncertain that the Company will be able to consummate an initial business combination by the specified period. If an initial business combination is not consummated by December 15, 2023, there will be a mandatory liquidation and subsequent dissolution. These unaudited condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. The Company intends to complete an initial business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by December 15, 2023.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the recent invasion of Ukraine by Russia in February 2022. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine during the ongoing military conflict, increasing geopolitical tensions with Russia. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
markets and lead to instability and lack of liquidity in capital markets. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future interim periods.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2022.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
Marketable Securities Held in Trust Account
The Company had marketable securities held in trust account totaling $231,012,367 and $290,664,460 at September 30, 2023 and December 31, 2022, respectively. At September 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds which invest U.S. Treasury securities. The Company’s portfolio of marketable securities held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, investments in money market funds that invest in U.S. government securities, cash, or a combination thereof. Gains and losses resulting from the change in fair value of these securities is included in gain on investment held in Trust Account. The estimated fair values of the marketable securities held in the Trust Account are determined using available market information.
Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 2, Note 4, Note 5, Note 7 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Balance Sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Statements of Operations in the period of change.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary share (including ordinary share that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified in temporary equity. At all other times, ordinary share is classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2023 and December 31, 2022, the 21,783,622 and 28,650,874, respectively, Class A Ordinary Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary share to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary share are affected by charges against additional paid in capital and accumulated deficit.
As of September 30, 2023 and December 31, 2022, the ordinary shares reflected on the balance sheet are reconciled in the following table:
Class A ordinary shares subject to possible redemption, as of December 31, 2021	$286,531,700
Plus:
Remeasurement of carrying value to redemption value	4,132,759
Class A ordinary shares subject to possible redemption, as of December 31, 2022	$290,664,459
Less:
Redemptions	(70,200,754)
Plus:
Remeasurement of carrying value to redemption value	10,548,661
Class A ordinary shares subject to possible redemption, as of September 30, 2023	$231,012,366

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2023 and December 31, 2022, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Net Income (Loss) Per Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. The Company has two classes of shares, Class A Ordinary Shares and Class B Ordinary Shares. Earnings and losses are shared pro rata between the two classes of shares. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 15,037,074 ordinary shares in the calculation of diluted income (loss) per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the period presented.
The Company’s statement of operations applies the two-class method in calculating net income (loss) per share. Basic and diluted net income (loss) per ordinary share for Class A ordinary shares and Class B ordinary shares is calculated by dividing net income (loss) attributable to the Company by the weighted average number of shares of Class A ordinary share and Class B ordinary share outstanding, allocated proportionally to each class of ordinary share.
Reconciliation of Net Income (Loss) per Common Share
The Company’s net income (loss) is adjusted for the portion of net income (loss) that is allocable to each class of ordinary shares. The allocable net income (loss) is calculated by multiplying net income by the ratio of weighted average number of shares outstanding attributable to Class A and Class B ordinary shares to the total weighted average number of shares outstanding for the period. Accordingly, basic and diluted income (loss) per ordinary share is calculated as follows:
	For the Three Months Ended September 30,
	2023	2022
Class A Common Stock
Net income allocable to Class A common stock	$954,230	$455,258
Basic and diluted weighted average shares outstanding	21,783,622	28,650,874
Basic and diluted income per share	$0.04	$0.02
Class B Common Stock
Net income allocable to Class B common stock	$313,763	$113,814
Weighted average shares outstanding, basic and diluted	7,162,718	7,162,718
Basic and diluted net income per common share	$0.04	$0.02

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
	For the Nine Months Ended September 30,
	2023	2022
Class A Common Stock
Net (loss) income allocable to Class A common stock	$(190,881)	$7,829,483
Basic and diluted weighted average shares outstanding	23,494,146	28,650,874
Basic and diluted (loss) income per share	$(0.01)	$0.27
Class B Common Stock
Net (loss) income allocable to Class B common stock	$(58,194)	$1,957,371
Weighted average shares outstanding, basic and diluted	7,162,718	7,162,718
Basic and diluted net (loss) income per common share	$(0.01)	$0.27
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Recent Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have an impact on its financial statements.
The Company’s management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the accompanying unaudited condensed financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the IPO on March 15, 2021, the Company sold 25,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $250,000,000. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 5,000,000 Private Placement Warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $7,500,000, in a private placement. Simultaneously with the closing of the exercise of the overallotment option, the Company completed the sale of an additional 486,784 Private Placement Warrants to the Sponsor, at a purchase price of $1.50 per Private Warrant, generating gross proceeds of $730,176. A portion of the proceeds from the sales of Private Placement Warrants were added to the proceeds from the IPO held in the Trust Account.

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company (except as described in Note 7) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On January 12, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). Up to 937,500 Founder Shares were subject to forfeiture by the Sponsor, depending on the extent to which the underwriters’ over-allotment option is exercised. On March 24, 2021, the Underwriters partially exercised the over-allotment option which resulted in 912,719 of the Founder Shares no longer subject to forfeiture. On April 24, 2021, the underwriters’ over-allotment option to purchase up to an additional 99,126 additional units expired, having not been exercised, and accordingly, 24,781 Class B ordinary shares were forfeited by the Company’s initial shareholders for no consideration.
On August 10, 2022, a former director resigned from the Company and transferred his 25,000 Founder Shares to the Sponsor. On August 10, 2022, the Company appointed a new director and the Sponsor transferred 25,000 Founder Shares to the appointed independent director. The transfer of the Founders Shares to an independent director, as described above, is within the scope of FASB ASC Topic 718, “Compensation — Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. A business combination is not probable until it is completed. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares. As of September 30, 2023 and December 31, 2022, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized.
The Sponsor, officers and directors have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-up”). Any permitted transferees would be subject to the same restrictions and other agreements of the Company’s Sponsor, officers and directors with respect to any Founder Shares.
Due to Related Party
Commencing on the date the securities of the Company were first listed on the Nasdaq Capital Market, the Company will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services incurred on behalf of members of the management team, in the amount of $10,000 per month. Upon

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. A total of $30,000 and $90,000 has been incurred for the three and nine months ended September 30, 2023, respectively, and $30,000 and $90,000 has been incurred for the three and nine months ended September 30, 2022, respectively.
As of September 30, 2023 and December 31, 2022, the Company owed the Sponsor $6,122,475 and $2,108,356, respectively. The due to related party at September 30, 2023 is comprised of $3,572,419 in amounts owed related to expenses the Sponsor paid on behalf of the Company, $2,310,000 in amounts owed pertaining to extension and $240,056 in amounts owed pertaining to administrative services, office space and secretarial support provided by the Sponsor. The due to related party at December 31, 2022 is comprised of $1,958,300 in amounts owed related to expenses the Sponsor paid on behalf of the Company and $150,056 in amounts owed pertaining to administrative services, office space and secretarial support provided by the Sponsor.
Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to it. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of the Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.
On April 11, 2022, and re-issued on October 2, 2023, the Company obtained a commitment from the Sponsor to fund any working capital needs of the Company at least one year from the issuance of these unaudited condensed financial statements through loans of up to an aggregate of $500,000.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement signed on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period, which occurs (i) in the case of the Founder Shares, and (ii) in the case of the Private Placement Warrants and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statement.
Underwriting Agreement
The Company granted the underwriters a 45-day option from March 15, 2021 to purchase up to an additional 3,750,000 Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
commissions. On March 24, 2021, the Underwriters partially exercised the over-allotment option and purchased an additional 3,650,874 Over-Allotment Units. The underwriters did not exercise their remaining option, which expired on April 24, 2021.
On March 15, 2021, the Company paid an underwriting discount of $5,000,000, and on March 24, 2021, the Company paid an additional underwriting discount of $730,175 for over-allotment units sold. Additionally, the underwriters are entitled to a deferred fee of $10,027,806. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
In connection with the Merger Agreement executed on January 31, 2023, the Company and Credit Suisse Securities (USA) LLC (the “Underwriter”), entered into a letter agreement, pursuant to which the deferred underwriting fee payable to the Underwriter under the Underwriting Agreement, dated March 10, 2021, is amended. In the event the Merger Agreement is consummated, the aggregate amount of the deferred underwriter fee that the Underwriter is entitled to shall be equal to the greater of (a) $5,000,000 and (b) 3.5% of the cash amounts in the Trust Account immediately prior to the closing as defined in the Merger Agreement. As a result, the Company recorded a reduction in the deferred underwriter fee to reflect a deferred underwriter fee equivalent to 3.5% of the value of the Trust Account as of the balance sheet date. The reduction in deferred underwriter fee is recorded in the unaudited condensed statement of operations and statement of changes in shareholders’ deficit.
On October 16, 2023, the Company and the Underwriter terminated the letter agreement effective immediately. The Underwriter also waived its entitlement to payment of the deferred discount and therefore no longer payable in the event that the Company completes as Business Combination.
Merger Agreement
On January 31, 2023, the Company, Lotus Tech, Merger Sub 1, and Merger Sub 2 entered into the Merger Agreement, pursuant to which, among other things, (i) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Lotus Tech (the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of Lotus Tech (the transactions contemplated by the Merger Agreement, including the Mergers, collectively, the “Business Combination”).
On October 11, 2023, the Company, Lotus Tech, Merger Sub 1 and Merger Sub 2 entered into the First Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”), pursuant to which the Original Merger Agreement was amended and restated to provide, among other things, that Lotus Tech shall cause a sponsored American depositary share facility to be established with a reputable depositary bank reasonably acceptable to the Company (the “Depositary Bank”) for the purpose of issuing and distributing the American depositary shares of the Lotus Tech (the “Lotus Tech ADSs”), each duly and validly issued against the deposit of one (1) underlying ordinary share of the Lotus Tech, par value $0.00001 per share (the “Lotus Tech Ordinary Share”) deposited with the Depositary Bank in accordance with the deposit agreement to be entered into between the Lotus Tech and the Depositary Bank.
Pursuant to the Amended Merger Agreement, immediately prior to the effective time of the First Merger (the “First Effective Time”), each Class B ordinary share, par value $0.0001 per share, of the Company (each, a “Class B Ordinary Share”) shall be automatically converted into one Class A ordinary share, par value $0.0001 per share, of the Company (each, a “Class A Ordinary Share”, together with Class B Ordinary Share, collectively, “Company Shares”) (such automatic conversion, the “Company Class B Conversion”) and shall no longer be issued and outstanding and shall be cancelled. In addition, at the First Effective Time: (i) each of the Company’s units (“Units”) (each consisting of one Class A Ordinary Share and one-third of a Warrant (as defined below)) issued and outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Class A Ordinary Share and one-third of a

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
Warrant in accordance with the terms of the applicable Unit (the “Unit Separation”); provided that no fractional Warrant shall be issued in connection with the Unit Separation such that if a holder of such Units would be entitled to receive a fractional Warrant upon the Unit Separation, the number of Warrants to be issued to such holder upon the Unit Separation will be rounded down to the nearest whole number of Warrants; (ii) immediately following the Unit Separation, each Class A Ordinary Share (including Class A Ordinary Shares (a) issued in connection with the Class B Conversion and (b) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than treasury shares held by the Company or any of its subsidiaries (if applicable), Company Shares that are held by the Company’s shareholders that validly exercise their redemption rights, Company Shares that are held by the Company shareholders that exercise and perfect their relevant dissenters’ rights and Company Shares that are held by the Founder Shareholders (as defined below)) shall automatically be cancelled and cease to exist in exchange for the right to receive one Lotus Tech ADS; (iii) each Company Share issued and outstanding immediately prior to the First Effective Time held by the Founder Shareholders shall automatically be cancelled and cease to exist in exchange for the right to receive one Lotus Tech Ordinary Share; and (iv) each warrant issued by the Company to acquire Class A Ordinary Shares (each, a “Warrant”) (including the Warrants held a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to Company Shares and be assumed by Lotus Tech and converted into a warrant to purchase one Lotus Tech Ordinary Share in the form of Lotus Tech ADS (each, a “Lotus Tech Warrant”), subject to substantially the same terms and conditions as were applicable to Warrants prior to the First Effective Time.
The Business Combination
Pursuant to the Merger Agreement, Lotus Tech’s current share structure shall be recapitalized such that its preferred shares, ordinary shares and options shall be redesignated into ordinary shares subject to a recapitalization factor that is determined by dividing the Price per Share by $10.00. “Price per Share” is defined in the Merger Agreement as the amount equal to $5,500,000,000 divided by such amount equal to (i) the aggregate number of shares of Lotus Tech (a) that are issued and outstanding immediately prior to the Recapitalization, (b) that are issuable upon the exercise, exchange or conversion of all options and other equity securities of Lotus Tech that are issued and outstanding immediately prior to the recapitalization (whether or not then vested or exercisable, as applicable, and subject to certain exclusions) minus (ii) shares of Lotus Tech held by Lotus Tech or any of its subsidiaries (if applicable) as treasury shares.
Additionally, (i) all of the Company’s Class B ordinary shares issued and outstanding shall convert to Class A ordinary shares and shall be cancelled and cease to exist with each holder entitled to receive one newly issued Lotus Tech ordinary share; (ii) any of the Company’s outstanding units consisting of one Class A ordinary share and one-third of a public warrant shall automatically detach and the Class A ordinary shares shall be cancelled and cease to exist with each holder entitled to receive one newly issued Lotus Tech Ordinary Share and (iii) each warrant issued by the Company to acquire Class A ordinary shares (including the public warrants held a result of the unit separation) shall cease to be a warrant with respect to Company shares and be assumed by Lotus Tech and converted into a warrant to purchase one Lotus Tech Ordinary Share, subject to substantially the same terms and conditions prior to the Mergers.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, the Sponsor, certain shareholders of the Company (together with Sponsor, collectively, the “Founder Shareholders”) and Louts Tech entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which each Founder Shareholder has agreed to (i) to vote in favor of the Transactions and the other transaction proposals; (ii) to waive anti-dilution rights it held in respect of the Company’s Class B Shares under the Amended and Restated Memorandum and Articles of Association of the Company, (iii) to appear at the extraordinary general meeting for purposes of constituting a quorum, (iv) to vote against any proposals that would materially impede the transactions; (v) to appoint Lotus Tech as the Founder Shareholders’ proxy and attorney-in-fact with respect to approval of the Transactions; (vi) not to redeem any Company shares held by such Founder

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
Shareholder, (vii) not to transfer any shares during an agreed lock-up period, and (viii) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the applicable laws in connection with the transactions and the Merger Agreement.
Our Sponsor also agreed to use commercially reasonable efforts to (i) cause certain affiliates of Sponsor as may be approved by Lotus Tech from time to time to participate in the PIPE Financing, and (ii) facilitate discussions between Lotus Tech and other entities which may help facilitate product development, marketing, customer engagement, retail space, and technology infrastructure development. For each dollar committed by the Sponsor or its affiliates as part of the PIPE Financing and approved by Lotus Tech, one Lotus Tech Warrant held by Sponsor immediately prior to the Mergers will not be subject to the lock-up restrictions under the Sponsor Support.
Our Sponsor also agreed that some of the Class B Ordinary Shares it held as of the date of the Sponsor Support Agreement will be subject to forfeiture and earn-out restrictions pursuant to the Sponsor Support Agreement. Specifically, 20% of the Class B ordinary shares held by our Sponsor will be forfeited unless certain affiliates of Sponsor as may be approved by Lotus Tech participate in the PIPE Financing, and another 10% of Class B ordinary shares held by our Sponsor are subject to forfeiture until the commencement or official announcement of any business collaborations facilitated by Sponsor or Sponsor’s affiliates between Lotus Tech or its applicable affiliates and other entities to help facilitate product development, marketing, customer engagement, retail space, and technology infrastructure development.
In addition, at the request of Lotus Tech, our Sponsor will transfer, directly or indirectly, to one or more shareholders of the Company up to 5% of the Class B ordinary shares held by our Sponsor as consideration to induce such shareholder(s) of the Company to waive its redemption rights in connection with the Company shareholders’ approval of the Business Combination.
Shareholder Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, Lotus Tech and certain of the shareholders of Lotus Tech entered into a shareholder support agreement (the “Shareholder Support Agreement”), pursuant to which certain shareholders holding sufficient number, type and classes of the issued and outstanding shares of Lotus Tech to approve the Transactions have each agreed, among other things and subject to the terms and conditions set forth therein: (i) to vote in favor of the transaction; (ii) to appear at the shareholders’ meeting of Lotus Tech in person or by proxy for purposes of counting towards a quorum; (iii) to vote against any proposals that would or would be reasonably likely to in any material respect impede the transaction; (iv) to appoint Lotus Tech as such shareholder’s proxy and attorney-in-fact with respect to approval of the transaction; and (v) during the interim period and for a period following the closing of the Merger Agreements, not to transfer any Lotus Tech shares held by such shareholder, subject to certain exceptions.
Form of Registration Rights Agreement
The Merger Agreement contemplates that Lotus Tech, the Company, the Founder Shareholders and potentially certain shareholders of Lotus Tech will enter into a registration rights agreement, pursuant to which, among other things, Lotus Tech will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and the Founder Shareholders and potentially certain shareholders of Lotus Tech will be granted customary demand and piggyback registration rights.
Form of Assignment, Assumption and Amendment Agreement
At the closing of the Merger Agreements, the Company, Lotus Tech and Continental Stock Transfer & Trust Company (“Continental”) will enter into an assignment, assumption and amendment agreement pursuant to which the Company will assign all of its rights, interests and obligations in its existing warrant agreement with Continental (the “Warrant Agreement”) to Lotus Tech, and the Warrant Agreement will be amended to

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
change all references to the Company to Lotus Tech and so that each warrant will represent the right to receive one whole Lotus Tech Ordinary Share.
In connection with the parties’ entry into the Amended Merger Agreement, the previously agreed form of the assignment, assumption and amendment agreement (as amended, the “Assignment, Assumption and Amendment Agreement”) was amended, such that, at the Closing, the Company, Lotus Tech, Continental Stock Transfer & Trust Company (“Continental”) and Equiniti Trust Company, LLC (“Equiniti”) will enter into the Assignment, Assumption and Amendment Agreement, pursuant to which, among other things, (i) the Company will assign to Lotus Tech all of its rights, interests, and obligations in and under its existing warrant agreement with Continental (the “Warrant Agreement”), (ii) Equiniti will be engaged to act as the warrant agent for Lotus Tech, (iii) Continental, as the warrant agent for the Company, will assign to Equiniti all of its rights, interests, and obligations in and under the Warrant Agreement, and (iv) the Warrant Agreement will be amended (a) to change all references to Warrants (as such term is defined therein) to Lotus Tech Warrants, and all references to Ordinary Shares underlying such warrants to Lotus Tech Ordinary Shares in the form of Lotus Tech ADSs and (b) to cause each outstanding Lotus Tech Warrant to represent the right to receive, from the Closing, one whole Lotus Tech Ordinary Share in the form of one Lotus Tech ADS.
Lock-Up Agreement
On May 17, 2023, in connection with the proposed business combination, the Company and Lotus Tech entered into lock-up agreements (each, a “Lock-Up Agreement”) with certain shareholders of Lotus Tech that are not parties to the Shareholder Support Agreement, pursuant to which, among other things, such shareholders have each agreed that, for a period of six months following the Closing, such shareholders would not transfer certain Lotus Tech shares that such shareholder will hold following the Closing, on the terms and subject to the conditions set forth in the Lock-Up Agreement.
NOTE 7.   SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 2,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At September 30, 2023 and December 31, 2022, there were no preference shares issued or outstanding.
Class A Ordinary shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. At September 30, 2023 and December 31, 2022, there were no shares issued and outstanding, excluding 21,783,622 and 28,650,874 shares subject to possible redemption, respectively.
Class B Ordinary shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. At September 30, 2023 and December 31, 2022, there were 7,162,718 Class B ordinary shares issued and outstanding.
Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law. Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the Public Shares will not be entitled to vote on the appointment of directors during such time. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Law or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.
The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial Business Combination)

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis,20% of the sum of (i) the total number of ordinary shares issued and outstanding upon the completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued or to be issued to any seller in the initial Business Combination and any Private Placement Warrants issued to the Company’s Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Warrants — The Public Warrants will become exercisable at $11.50 per share on the later of twelve months from the closing of the IPO and 30 days after the completion of the initial Business Combination. Only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and it will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” of the Company’s Class A ordinary shares;

•
if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to its Sponsors, or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
NOTE 8.   RECURRING FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following

L CATTERTON ASIA ACQUISITION CORP
NOTES TO UNAUDITED FINANCIAL STATEMENTS
fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —
Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	September 30, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$231,012,367	$231,012,367	$—	$—
Liabilities:
Public Warrants Liability	$1,652,200	1,652,200	—	$—
Private Placement Warrants Liability	2,853,128	—	—	2,853,128
	$4,505,328	$1,652,200	$—	$2,853,128
	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$290,664,460	$290,664,460	$—	$—
Liabilities:
Public Warrants Liability	$382,012	382,012	—	$—
Private Placement Warrants Liability	219,471	—	—	219,471
	$601,483	$382,012	$—	$219,471
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed unaudited Statements of Operations.
The Company established the initial fair value of the Public Warrants and Private Warrants on March 15, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. As of September 30, 2023 and December 31, 2022, the fair value for the Private Warrants was estimated using a

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NOTES TO UNAUDITED FINANCIAL STATEMENTS
Monte Carlo simulation model, and the fair value of the Public Warrants by reference to the quoted market price. The Public and Private Warrants were classified as Level 3 at the initial measurement date, and the Private Warrants were classified as Level 3 as of September 30, 2023 and December 31, 2022 due to the use of unobservable inputs. In the period ending September 30, 2021, the Public Warrants were reclassified from a Level 3 to a Level 1 classification due to use of the observed trading price of the separated Public Warrants. Transfers between levels are recorded at the end of each reporting period. There were no transfers between levels during the period ended September 30, 2023 and December 31, 2022. The following table provides quantitative information regarding Level 3 fair value measurements as of September 30, 2023 and December 31, 2022:
Inputs	December 31, 2022	September 30, 2023
Risk-free interest rate	3.91%	4.50%
Dividend rate	0.0%	0.0%
Expected term (years)	5.21	5.23
Expected volatility	3.6%	5.2%
Share price – asset price	$10.10	$10.67
Exercise price	$11.50	$11.50
NOTE 9.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.
On October 5, 2023, the Extension Committee approved the extension of the Termination Date for one additional month to November 15, 2023. In connection with the extension, to the Sponsor deposited $330,000 into the trust account.
On November 6, 2023, the Extension Committee approved the extension of the Termination Date for one additional month to December 15, 2023. In connection with the extension, to the Sponsor deposited $330,000 into the trust account.
On November 13, 2023, the Company, the Founder Shareholders, and Lotus Tech entered into an Amendment to Sponsor Support Agreement (the “Amendment”). The Amendment reflects deletion of the Sponsor Shares Forfeiture Mechanism and provides that, in addition to the Sponsor Earn-Out Shares, all or a portion of (as reasonably determined by Lotus Tech in good faith) an additional 20% of the Sponsor Shares (the “Additional Sponsor Earn-Out Shares”) would become vested upon each occurrence of any vesting event within eighteen (18) months of the Closing. The vesting events for the Additional Sponsor Earn-Out Shares are (a) the commencement or official announcement of any additional Business Collaboration and (b) an approved commitment to invest in Lotus Tech or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliates. Any Additional Sponsor Earn-Out Shares that have not become vested by the end of such eighteen (18)-month period would be forfeited to Lotus Tech and cancelled.
Pursuant to the Merger Agreement, the Company has designated Anish Melwani, the Chairman and Chief Executive Officer of LVMH for North America and an independent director of the Company to be a director on the board of directors of Lotus Tech with effect immediately following the Closing (the “Appointment”). Lotus Tech has acknowledged and agreed that, upon the effectiveness of the Appointment, a Business Collaboration will have occurred and as a result, the Sponsor Earn-Out Shares are expected to become vested immediately following the Closing.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Lotus Technology Inc.:
Opinion on the Consolidated and Combined Financial Statements
We have audited the accompanying consolidated and combined balance sheets of Lotus Technology Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated and combined statements of comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated and combined financial statements, the Company has experienced net loss, net cash used in operating activities and accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2021.
Hangzhou, China
July 12, 2023

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
		As of December 31,
	Note	2022	2021
		US$	US$
ASSETS
Current assets
Cash	2(e)	736,605	531,452
Restricted cash	2(f)	2,392	—
Derivative asset	2(g)	—	2,256
Accounts receivable – related parties, net of nil allowance for doubtful accounts	23	8,545	5,880
Inventories	3	22,703	1,983
Prepayments and other current assets – third parties	4	44,486	49,375
Prepayments and other current assets – related parties	23	8,732	434,627
Total current assets		823,463	1,025,573
Non-current assets
Restricted cash	2(f)	536	—
Investment securities – related parties	23	8,411	—
Property, equipment and software, net	5	253,471	59,197
Intangible assets	6	116,364	116,121
Operating lease right-of-use assets	7	158,724	108,233
Other non-current assets	8	10,983	8,187
Total non-current assets		548,489	291,738
Total assets		1,371,952	1,317,311
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Short-term borrowings – third parties	9	28,748	—
Short-term borrowings – related parties	23	—	11,269
Accounts payable – third parties		1,466	—
Accounts payable – related parties	23	5,770	—
Contract liabilities – third parties	19	7,843	6
Operating lease liabilities – third parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of US$716 and US$242 as of December 31, 2022 and 2021, respectively)	7	15,815	9,500
Accrued expenses and other current liabilities – third parties (including accrued expenses and other current liabilities – third parties of VIEs without recourse to the Company of US$35,254 and US$11,304 as of December 31, 2022 and 2021, respectively)	10	323,299	111,713
Accrued expenses and other current liabilities – related parties (including accrued expenses and other current liabilities – related parties of VIEs without recourse to the Company of US$801 and nil as of December 31, 2022 and 2021, respectively)	23	183,237	442,788
Exchangeable notes	11	355,320	126,420
Convertible notes	12	—	23,445
Mandatorily redeemable noncontrolling interest (including mandatorily redeemable noncontrolling interest of VIEs without recourse to the Company of US$11,381 and US$6,593 as of December 31, 2022 and 2021, respectively)	15	11,381	6,593
Total current liabilities		932,879	731,734
The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
		As of December 31,
	Note	2022	2021
		US$	US$
Non-current liabilities
Contract liabilities – third parties	19	—	1,930
Operating lease liabilities – third parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of US$1,662 and US$773 as of December 31, 2022 and 2021, respectively)	7	98,963	47,638
Exchangeable notes	11	71,792	—
Convertible notes	12	76,770	—
Deferred tax liabilities	17	126	141
Deferred income	13	258,450	340,296
Other non-current liabilities – third parties		15,824	251
Other non-current liabilities – related parties	23	1,754	—
Total non-current liabilities		523,679	390,256
Total liabilities		1,456,558	1,121,990
Commitments and contingencies (note 22)
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 184,596,297 shares authorized, issued and outstanding as of December 31, 2022; Redemption value of US$174,429 as of December 31, 2022; Liquidation preference of US$174,429 as of December 31, 2022)	14	177,284	—
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 123,456,332 shares authorized, issued and outstanding as of December 31, 2022; Redemption value of US$187,441 as of December 31, 2022; Liquidation preference of US$189,424 as of December 31, 2022)	14	191,125	—
Total mezzanine equity		368,409	—
SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (US$0.00001 par value per share, 4,691,947,371 and 5,000,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 2,142,922,222 and 2,167,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	16	21	22
Additional paid-in capital		403,103	424,414
Receivable from shareholders		(26,447)	(106,210)
Accumulated other comprehensive income (loss)		17,707	(69)
Accumulated deficit		(846,757)	(122,836)
Total shareholders’ (deficit) equity attributable to ordinary shareholders		(452,373)	195,321
Noncontrolling interests		(642)	—
Total shareholders’ (deficit) equity		(453,015)	195,321
Total liabilities, mezzanine equity and shareholders’ (deficit) equity		1,371,952	1,317,311

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
		Year ended December 31,
	Note	2022	2021
		US$	US$

Revenues:	19
Sales of goods (including related parties amounts of US$23 and nil for the years ended December 31, 2022 and 2021, respectively)		1,186	369
Service revenues (including related parties amounts of US$8,344 and US$3,280 for the years ended December 31, 2022 and 2021, respectively)		8,371	3,318
Total revenues		9,557	3,687
Cost of revenues:
Cost of goods sold (including related parties amounts of US$839 and US$331 for the years ended December 31, 2022 and 2021, respectively)		(948)	(331)
Cost of services		(6,302)	(2,799)
Total cost of revenues		(7,250)	(3,130)
Gross profit		2,307	557
Operating expenses:
Research and development expenses (including related parties amounts of US$167,028 and US$345,655 for the years ended December 31, 2022 and 2021, respectively)		(445,844)	(511,364)
Selling and marketing expenses (including related parties amounts of US$6,964 and US$763 for the years ended December 31, 2022 and 2021, respectively)		(151,331)	(38,066)
General and administrative expenses (including related parties amounts of US$12,034 and US$2,782 for the years ended December 31, 2022 and 2021, respectively)		(148,369)	(54,763)
Government grants	2(y), 13	55,824	490,694
Total operating expenses		(689,720)	(113,499)
Operating loss		(687,413)	(112,942)
Interest expenses		(8,542)	(3,615)
Interest income		12,188	6,219
Investment (loss) income, net		(3,246)	2,229
Share of results of equity method investments		(2,762)	—
Foreign currency exchange (losses) gains, net		(11,505)	798
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk		(22,991)	(1,367)
Loss before income taxes		(724,271)	(108,678)
Income tax expense	17	(292)	(1,853)
Net loss		(724,563)	(110,531)
Less: Net loss attributable to noncontrolling interests		(642)	—
Net loss attributable to ordinary shareholders		(723,921)	(110,531)
Accretion of Redeemable Convertible Preferred Shares		(910)	—
Net loss available to ordinary shareholders		(724,831)	(110,531)
Loss per ordinary share
− Basic and diluted	18	(0.34)	(0.07)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
− Basic and diluted		2,148,265,510	1,508,588,219
Net loss		(724,563)	(110,531)
Other comprehensive income (loss)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		(893)	119
Foreign currency translation adjustment, net of nil income taxes		18,669	(843)
Total other comprehensive income (loss)		17,776	(724)
Total comprehensive loss		(706,787)	(111,255)
Less: Total comprehensive loss attributable to noncontrolling interests		(642)	—
Total comprehensive loss attributable to ordinary shareholders		(706,145)	(111,255)
The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
	Note	Ordinary shares		Additional paid-in capital	Receivable from shareholders	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ (deficit) equity attributable to ordinary shareholders	Noncontrolling interests	Total shareholders’ (deficit) equity
		Number of shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2022		2,167,000,000	22	424,414	(106,210)	(69)	(122,836)	195,321	—	195,321
Net loss		—	—	—	—	—	(723,921)	(723,921)	(642)	(724,563)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	(893)	—	(893)	—	(893)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	18,669	—	18,669	—	18,669
Total comprehensive loss		—	—	—	—	17,776	(723,921)	(706,145)	(642)	(706,787)
Settlement of receivable from shareholders		—	—	—	79,763	—	—	79,763	—	79,763
Re-designation of ordinary shares to Series Pre-A Preferred Shares	14	(24,077,778)	(1)	(13,024)	—	—	—	(13,025)	—	(13,025)
Shareholder contribution related to the issuance of exchangeable notes	11	—	—	8,135	—	—	—	8,135	—	8,135
Deemed distribution arising from reorganization under common control		—	—	(15,512)	—	—	—	(15,512)	—	(15,512)
Accretion of Redeemable Convertible Preferred Shares	14	—	—	(910)	—	—	—	(910)	—	(910)
Contribution from a non-controlling shareholder		—	—	—	—	—	—	—	149	149
Liquidation of a subsidiary		—	—	—	—	—	—	—	(149)	(149)
Balance as of December 31, 2022		2,142,922,222	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)
The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
	Note	Ordinary shares		Additional paid-in capital	Receivable from shareholders	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ (deficit) equity attributable to ordinary shareholders	Noncontrolling interests	Total shareholders’ (deficit) equity
		Number of shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2021		—	—	25,877	—	655	(10,425)	16,107	—	16,107
Net loss		—	—	—	—	—	(110,531)	(110,531)	—	(110,531)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	119	—	119	—	119
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	(843)	—	(843)	—	(843)
Total comprehensive loss		—	—	—	—	(724)	(110,531)	(111,255)	—	(111,255)
Issuance of ordinary shares		2,167,000,000	22	417,958	(106,210)	—	—	311,770	—	311,770
Shareholder contribution in connection with the issuance of exchangeable notes	11	—	—	3,391	—	—	—	3,391	—	3,391
Capital contribution from shareholders	23(iii)(f)	—	—	15,695	—	—	—	15,695	—	15,695
Dividends paid to a shareholder		—	—	—	—	—	(1,880)	(1,880)	—	(1,880)
Deemed distribution arising from reorganization under common control		—	—	(38,507)	—	—	—	(38,507)	—	(38,507)
Balance as of December 31, 2021		2,167,000,000	22	424,414	(106,210)	(69)	(122,836)	195,321	—	195,321

The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
		Year ended December 31,
	Note	2022	2021
		US$	US$
Operating activities:
Net loss		(724,563)	(110,531)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation		12,790	2,056
Reduction in the carrying amount of operating lease right-of-use assets		15,413	5,638
Investment loss (income), net		3,246	(2,229)
Share of results of equity method investments		2,762	—
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk		22,991	1,367
Share-based compensation expense		10,625	—
Deferred income tax expense		—	216
Non-cash interest expenses		8,167	3,615
Amortization of deferred income relating to government grants		(54,954)	(490,461)
Net unrealized foreign currency exchange losses (gains)		10,192	(694)
Changes in operating assets and liabilities:
Accounts receivable – related parties		(2,976)	(89)
Inventories		(21,628)	(1,960)
Prepayments and other current assets – third parties		1,594	(41,369)
Prepayments and other current assets – related parties		405,176	83,160
Other non-current assets		(2,044)	(8,028)
Accounts payable – third parties		1,583	—
Accounts payable – related parties		5,975	—
Contract liabilities – third parties		6,286	1,934
Accrued expenses and other current liabilities – third parties		145,857	84,713
Accrued expenses and other current liabilities – related parties		(201,088)	401,327
Operating lease liabilities		(14,610)	(55,421)
Other non-current liabilities – third parties		16,147	251
Other non-current liabilities – related parties		1,640	—
Net cash used in operating activities		(351,419)	(126,505)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(133,345)	(34,590)
Proceeds from disposal of property, equipment and software		1,071	14
Payments for purchases of short-term investments		(300,662)	—
Proceeds from sales of short-term investments		289,587	—
Payments upon settlement of derivative instruments		(641)	—
Receipt of government grant related to assets		—	279,052
Payments for investments in equity investees		(3,114)	—
Loans to related parties		(2,310)	—
Net cash (used in) provided by investing activities		(149,414)	244,476
The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(All amounts in thousands, except for share and per share data)
		Year ended December 31,
	Note	2022	2021
		US$	US$
Financing activities:
Proceeds from issuance of ordinary shares		—	197,918
Proceeds from settlement of receivable from shareholders		76,147
Proceeds from issuance of Series Pre-A Preferred Shares	14	129,681	—
Proceeds from issuance of Series A Preferred Shares	14	187,734	—
Repayment of exchangeable notes for issuance of Series A Preferred Shares	14	(57,430)	—
Proceeds from issuance of convertible notes	12	75,037	23,445
Proceeds from issuance of exchangeable notes	11	378,964	125,039
Proceeds from issuance of mandatorily redeemable noncontrolling interest	15	—	6,299
Receipt of refundable deposits in connection with the issuance of Series A Preferred Shares		28,945	—
Repayment of refundable deposits in connection with the issuance of Series A Preferred Shares		(28,628)	—
Capital contribution from shareholders	23(iii)(f)	—	15,695
Dividends paid to a shareholder		—	(1,880)
Consideration payment in connection with reorganization		(50,794)	(1,663)
Capital contribution by noncontrolling interests		149	—
Repayment of loans from a related party		(9,844)	—
Proceeds from bank loans		28,170	—
Net cash provided by financing activities		758,131	364,853
Effect of exchange rate changes on cash and restricted cash		(49,217)	2,943
Net increase in cash and restricted cash		208,081	485,767
Cash and restricted cash at beginning of the year		531,452	45,685
Cash and restricted cash at end of the year		739,533	531,452
Reconciliation of cash and restricted cash:
Cash		736,605	531,452
Restricted cash, current		2,392	—
Restricted cash, non-current		536	—
Total cash and restricted cash		739,533	531,452
Supplemental information
Interest paid		471	—
Income taxes paid		1,763	62
Income taxes refund		(131)	(30)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		108,045	18,321
Purchase of intangible assets through issuance of ordinary shares	6	—	116,041
Payable arising from reorganization under common control		—	36,844
Issuance of Series Pre-A Preferred Shares through conversion of a convertible note	14	23,445	—
Re-designation of ordinary shares into of Series Pre-A Preferred Shares	14	23,650	—
Accretion of Redeemable Convertible Preferred Shares	14	910	—
Investment securities obtained through conversion of a convertible note	20	11,316	—
The accompanying notes are an integral part of these consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
1.   DESCRIPTION OF BUSINESS AND ORGANIZATION
(a)   Description of Business
Lotus Technology Inc. (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands, on August 9, 2021. The Company, through its wholly owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, “the Group”) is a luxury battery electric vehicle (“BEV”) maker that designs, develops and sells luxury BEV lifestyle vehicles under the “Lotus” brand (“Lotus BEV business”); The Group is also a distributor that sells luxury sports cars under the “Lotus” brand.
(b)   History of the Group and basis of presentation for the Reorganization
The Group’s Lotus BEV business, founded in 2018, was carried out by Zhejiang Geely Holding Group (“Geely Holding”) through its subsidiaries, including Wuhan Lotus Cars Co., Ltd. (“Wuhan Lotus Cars”) and the Lotus BEV business unit of Ningbo Geely Automobile Research & Development Co., Ltd. (“Ningbo Geely R&D”) incorporated in the People’s Republic of China (“PRC”), Lotus Tech Creative Centre Limited (“Lotus Tech UK”) incorporated in United Kingdom (“UK”) and Lotus Tech Innovation Centre GmbH (“Lotus GmbH”) incorporated in Germany, which were all ultimately controlled by Mr. Shufu Li.
On August 9, 2021, the Company was incorporated as a limited liability company in the Cayman Islands, and Lotus Advanced Technology Limited Partnership (“Founders Offshore Vehicle”) subscribed for 866,800,000 ordinary shares on August 9, 2021. On July 30, 2021, Ming Jun Holdings Limited owned by Mr. Shufu Li, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited (the “Four Core Investors”) in the Founders Offshore Vehicle signed an agreement (later joined by State Rainbow Investments Limited and Radiant Field Investments Limited) under which Yin Qing Holdings Limited, Xing Rong Holdings Limited, Jing Can Holdings Limited, State Rainbow Investments Limited and Radiant Field Investments Limited agreed to act in concert with Ming Jun Holdings Limited. Therefore, Mr. Shufu Li has the majority voting right and controlled the Founders Offshore Vehicle.
On December 29, 2020, Geely Holding and Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (“Founders Onshore Vehicle”) incorporated Wuhan Lotus Technology Co., Ltd. (“WFOE”). WFOE was 60% owned by Geely Holding and 40% owned by Founders Onshore Vehicle. Both Geely Holding and Founders Onshore Vehicle are controlled by Mr. Shufu Li.
On September 24, 2021, Etika Automotive SDN BHD (“Etika”), through its subsidiary in Hong Kong, Lotus Advanced Technology Limited (“Lotus HK”), subscribed for 33.33% equity interest in WFOE, while Geely Holding and Founder Onshore Vehicle subscribed disproportionally. Upon the closing, Geely Holding, Etika, and Founders Onshore Vehicle held 22.22%, 33.33% and 44.45%, respectively, equity interest in WFOE.
On November 11, 2021, the Company issued 650,100,000 ordinary shares to Etika through exchange of 100% equity interest in Lotus HK held by Etika. Lotus HK also acquired all the equity interest in WFOE held by Geely Holding and Founder Onshore Vehicle on December 15, 2021.
On November 11, 2021, the Company issued 433,400,000 ordinary shares to Lotus Technology International Investment Limited, ultimately 100% owned by Geely Holding.
Through a series of reorganization steps (the “Reorganization”), including transferring the assets and employees in the Lotus BEV business unit of Ningbo Geely R&D into Wuhan Lotus Cars and transferring the equity of Wuhan Lotus Cars to the WFOE, the Company gained control over WFOE through Lotus HK on December 15, 2021. The equity interests of Lotus Tech UK and Lotus GmbH were also transferred to the Group on December 29, 2021 and June 24, 2022, respectively.
On November 4, 2021, the Group entered into trademark licenses agreements with a related party, Group Lotus Limited, a wholly owned subsidiary of Lotus Group International Limited (“LGIL”), which is ultimately controlled by Mr. Shufu Li. Pursuant to this agreement, the Group received the “Lotus” trademark

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group issued 216,700,000 ordinary shares as consideration for such trademark licenses.
The above Reorganization was completed on June 24, 2022. The Reorganization consists of transferring the Lotus BEV business to the Group. Before and after the Reorganization, the Lotus BEV business were ultimately controlled by Mr. Shufu Li (“the Controlling Shareholder”). Accordingly, the Reorganization is accounted for under common control transaction. Therefore, the accompanying consolidated and combined financial statements include the assets, liabilities, revenue, expenses and cash flows of Lotus BEV business for the periods presented and are prepared as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented.
On March 15, 2022, the Company declared a 10-for-1 stock split in the form of a stock dividend and such stock dividend is distributed to all the shareholders of the Company in proportion to their respective shareholdings in the Company. Before the stock dividend, the Company has 216,700,000 ordinary shares and 2,407,778 Series Pre-A Preferred Shares issued and outstanding with a par value of US$0.00001 per share. After the stock dividend, the Company has 2,167,000,000 ordinary shares and 24,077,780 Series Pre-A Preferred Shares issued and outstanding. The change in total par value of ordinary shares was recorded with an offsetting adjustment to additional paid-in capital. The Company retrospectively adjusted total par value, all shares and per share amounts presented in the consolidated and combined financial statements to reflect the stock dividend.
(c)   Variable interest entities (“VIE”)
Prior to the restructuring in early 2023 as described in note 24, the Company’s subsidiary, WFOE has entered into contractual arrangements with Wuhan Lotus E-commerce Co., Ltd. (“VIE”) and their respective shareholders, through which, the Company exercises control over the operations of the VIE and the VIE’s subsidiaries (collectively the “VIEs”). The VIEs are primarily engaged in the provision of value-added telecommunication services.
The equity interests of the VIE are legally held by Mr. Shufu Li, Mr. Qingfeng Feng, Mr. Donghui Li and Mr. Bin Liu, who acted as the nominee equity holders of the VIE on behalf of the WFOE. On August 9, 2021, the Company’s wholly owned subsidiary, WFOE, the VIE and the VIE’s nominee equity holders entered into a contractual agreement, which was replaced by a series of contractual arrangements entered into by and among the WFOE, the VIE and the nominee equity holders on March 8, 2022, including (i) Exclusive Consulting and Service Agreement, (ii) Exclusive Purchase Option Agreement, (iii) Equity Pledge Agreement, (iv) Powers of Attorney and (v) Spousal Consent Letters.
The above agreements are collectively referred to as VIE Arrangements. Through the VIE Arrangements, the nominee equity holders of the VIE had granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the WFOE. The nominee equity holders of the VIE did not participate in income and loss and did not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Accordingly, the VIE was considered a variable interest entity.
Because the WFOE has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the right to receive benefits of the VIE that could potentially be significant to the VIE. Thus, WFOE is the primary beneficiary of the VIE.
Under the terms of the VIE Arrangements, the Company, through the WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Consulting and Service Agreement; (ii) the right to unconditionally receive all dividends or interest declared by the VIE and all of the assets of the VIE; (iii) the right to receive the benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under respective

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
laws and regulations. Accordingly, the financial statements of the VIE are included in the Company’s consolidated and combined financial statements.
Under the terms of the VIE Arrangements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company through WFOE. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company through WFOE.
The principal terms of the VIE Arrangements are as follows:
Exclusive Consulting and Service Agreement
Pursuant to the Exclusive Consulting and Service Agreement, WFOE has agreed to provide to the VIE with comprehensive consulting services and other services, including but not limited to licensing to VIE intellectual property rights legally owned by WFOE; development, installation, maintenance and update of website, apps, network and system involved in VIE’s business; providing VIE with software and software technology and solutions; technical support and training for employees of VIE; assisting VIE in market research, business planning and strategies; providing marketing and promotion services, customer management, finance management and other related services. VIE and VIE’s subsidiaries (together as VIEs) shall pay WFOE service fees at the amount of 100% of the total consolidated profit of VIEs, after deduction of any accumulated deficit of the VIEs in respect of the preceding financial year(s), necessary operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOE may adjust the amount of the services fee according to services provided by WFOE to VIEs, the VIE’s operational conditions and development needs. The WFOE shall calculate the service fee on a quarterly basis and issue a corresponding invoice to the VIEs. The VIEs must make the payment to the WFOE within ten business days of receiving such invoice. In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Consulting and Service Agreement, with respect to the services provided under the Exclusive Consulting and Service Agreement, the VIEs shall not accept the same or any similar services provided by any third party. The Exclusive Consulting and Service Agreement also provides that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed and created by the VIEs during the performance of the Exclusive Consulting and Service Agreement. The Exclusive Consulting and Service Agreement shall remain in effect permanently unless otherwise terminated by the WFOE. During the term of the Exclusive Consulting and Service Agreement, VIE shall not terminate the agreement for whatsoever reasons.
Exclusive Purchase Option Agreement
Under the Exclusive Purchase Option Agreement, the nominee equity holders of VIE irrevocably and exclusively granted WFOE or its designee an option to purchase their equity interest in VIE at the price equal to the minimum amount of consideration permitted by PRC law. The nominee equity holders of VIE should refund any amount that is paid by the WFOE or its designee in connection with the purchased equity interest in a way permitted by PRC law. The nominee equity holders of VIE also granted WFOE or its designee an option to purchase all or a portion of the assets of VIE for the minimum amount of consideration permitted by PRC law. The nominee equity holders of VIE agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any assets of VIE without the prior written consent of WFOE. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests held by the nominee equity holders of VIE and all of the assets in VIE have been acquired by WFOE or its designee.
Equity Pledge Agreement
Under the Equity Pledge Agreement, the nominee equity holders of VIE pledged their respective equity interest in VIE to WFOE to guarantee the performance of contractual obligations and the payment of debts under the Exclusive Consulting and Service Agreement the nominee equity holders of VIE further agreed not to transfer or pledge their equity interests in VIE without the prior written consent of WFOE. The Equity

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Pledge Agreement will remain binding until all the contractual obligations of the nominee equity holders of VIE and the VIEs under the Exclusive Consulting and Service Agreement have been fully performed and all the outstanding debts of the nominee equity holders of VIE and the VIEs under the Exclusive Consulting and Service Agreement have been fully paid, or all of their equity interests in VIE have been acquired by WFOE or its designee. Registration of the equity pledge with competent PRC regulatory authority has been completed.
Powers of Attorney
Pursuant to the Powers of Attorney entered into by each of the nominee equity holders of VIE, the nominee equity holders of VIE unconditionally and irrevocably appointed the directors of WFOE’s direct or indirect shareholder(s) or WFOE’s other designated persons as their sole attorney-in-fact to exercise all equity holder rights, including, but not limited to, the right to attend shareholders’ meetings of the VIEs and sign any shareholders resolutions of the meetings on behalf of the nominee equity holder, to exercise all shareholders’ rights in accordance with the PRC laws and regulations and the articles of association of the VIEs, including but not limited to the shareholders’ voting rights, the rights to sale, transfer, pledge or disposal of all or any part of the equity interests in VIE, to appoint the legal representative, director, supervisor and other senior management personnel of VIE, the right to sign any document, meeting minutes and file documents with the competent PRC regulatory authority and the voting rights with respect to VIE’s bankruptcy. The powers of attorney will remain effective until such nominee equity holders cease to be nominee equity holders of the VIE or the WFOE notifies the nominee equity holder of VIE to terminate the relevant powers of attorney.
Spousal Consent Letters
The spouses of each of nominee equity holders signed Spousal Consent Letters. Under the Spousal Consent Letters, the signing spouse unconditionally and irrevocably agreed that the equity interest in VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned Equity Pledge Agreement, Exclusive Purchase Option Agreement, Exclusive Consulting and Service Agreement and Powers of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.
The Company relies on the VIE Arrangements to operate and control VIEs. All of the VIE Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration under PRC laws. Accordingly, these agreements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit the Company’s ability to enforce these VIE Arrangements. In the event that the Company is unable to enforce these VIE Arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these VIE Arrangements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.
In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above VIE Arrangements were legally binding and enforceable and did not violate current PRC laws and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, if the PRC government finds that the VIE Arrangements do not comply with its restrictions on foreign ownership of businesses, or if the PRC government otherwise finds that the Company’s corporate structure and contractual arrangements are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•
revoking the business and operating licenses of such entities;

•
discontinuing or restricting the operations or the Group’s right to collect revenues;

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
•
imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;

•
imposing conditions or requirements with which the Group’s subsidiaries or the VIEs may not be able to comply;

•
requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the nominee equity holders of the VIEs, which in term would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•
restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in the mainland China; or

•
taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated and combined financial statements.
The Company’s involvement with the VIEs under the VIE Arrangements affected the Company’s consolidated and combined financial position, results of operations and cash flows as indicated below.
The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2022 and 2021, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2022 and 2021 have been included in the accompanying consolidated and combined financial statements. All the intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.
	As of December 31,
	2022	2021
	US$	US$
Cash	156,571	49,094
Inventories	108	—
Prepayments and other current assets – third parties	2,313	389
Total current assets	158,992	49,483
Property, equipment and software, net	14,189	—
Operating lease right-of-use assets	12,388	11,995
Other non-current assets	1,122	81
Total assets	186,691	61,559
Amounts due to inter-companies(i)	10,551	12,158
Operating lease liabilities – third parties	716	242
Accrued expenses and other current liabilities – third parties	35,254	11,304
Accrued expenses and other current liabilities – related parties	801	—
Mandatorily redeemable noncontrolling interest	11,381	6,593
Total current liabilities	58,703	30,297
Operating lease liabilities – third parties	1,662	773
Exchangeable notes(ii)	71,792	—
Convertible notes(ii)	76,770	—
Total liabilities	208,927	31,070

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(i)
As of December 31, 2022 and 2021, amounts due to inter-companies represent the payables that the VIEs had with the Company’s subsidiaries, which were eliminated in the Company’s consolidated and combined financial statements.

(ii)
As of December 31, 2022, the exchangeable notes of US$71,792 was guaranteed by the WFOE and the convertible notes of US$76,770 was guaranteed by the Company and the WFOE.

	Year Ended December 31,
	2022	2021
	US$	US$
Revenues	—	—
Net loss	(52,431)	(8,737)
Net cash used in operating activities(iii)	(8,869)	(7,993)
Net cash used in investing activities	(5,630)	—
Net cash provided by financing activities(iv)	137,876	55,951
Effect of exchange rate changes on cash	(15,900)	1,136
Net increase in cash	107,477	49,094
Cash at beginning of the year	49,094	—
Cash at the end of the year	156,571	49,094

(iii)
Net cash used in operating activities includes amounts of US$3,348 and nil paid to the Company’s subsidiaries for the years ended December 31, 2022 and 2021, respectively, which were eliminated upon consolidation.

(iv)
Net cash provided by financing activities includes amounts of US$10,611 and US$11,055 provided by the Company’s subsidiaries for the years ended December 31, 2022 and 2021, respectively, which were eliminated upon consolidation.

In accordance with the VIE Arrangements, the Company has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for paid-in-capital of US$155 and US$155 as of December 31, 2022 and 2021, respectively. Except for the exchangeable notes of US$71,792 guaranteed by the WFOE and the convertible notes of US$76,770 guaranteed by the Company and the WFOE as mentioned above, the creditors of VIEs do not have recourse to the general credit of the Company and its subsidiaries. During the years ended December 31, 2022 and 2021 presented, the Company and its subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs require financial support, the Company may, at its option and to the extent permitted under local laws, provide such support to VIEs through entrustment loans to VIEs.
The unrecognized revenue-producing assets that are held by the VIEs comprise of internet content provider license (“ICP license”), internally developed software and intellectual property, patents and other licenses, which were not recorded on the Company’s consolidated and combined balance sheets as they do not meet all the capitalization criteria.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)   Basis of Presentation
The accompanying consolidated and combined financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The consolidated and combined financial statements are presented in United States dollar (“US$”), rounded to the nearest thousand.
These consolidated and combined financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
The Group experienced net loss of US$724,563 and net cash used in operating activities of US$351,419 for the year ended December 31, 2022. As of December 31, 2022, the Group’s accumulated deficit was US$846,757.
Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months.
The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to:
a)   external financing in conjunction with the merger with L Catterton Asia Acquisition Corp, obtaining additional loans from banks or related parties, and issuance of redeemable convertible preferred shares, convertible notes or exchangeable notes to new and existing investors and renewal of existing convertible notes and exchangeable notes when they are due, though there is no assurance that the Company will be successful in obtaining such additional liquidity on terms acceptable to the Company, if at all; or failing that,
b)   a business plan to increase revenue and control operating costs and expenses to generate positive operating cash flows and optimize operational efficiency to improve the Company’s cash flow from operation. The feasibility of such plan is contingent upon many factors out of the control of the Company, and is highly uncertain and difficult to predict.
The consolidated and combined financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
(b)   Principles of Consolidation
The consolidated and combined financial statements presented herein include the financial statements of the Company, its subsidiaries, the VIE for which WFOE is the primary beneficiary, and the VIE’s subsidiaries. All intercompany transactions and balances have been eliminated.
(c)   Use of Estimates
The preparation of the consolidated and combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated and combined financial statements and accompanying notes. Significant items subject to estimates and assumptions include, but not limited to, lower of cost and net realizable value of inventories, useful lives and recoverability of property, equipment and software, recoverability of intangible assets with indefinite useful lives, realization of deferred tax assets, determination of incremental borrowing rates for leases, and fair value determination of i) exchangeable notes; ii) convertible notes; iii) mandatorily redeemable noncontrolling interest; and iv) share-based compensation arrangements. Actual results could differ from those estimates, and as such, differences may be material to the consolidated and combined financial statements.
(d)   Commitments and Contingencies
In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(e)   Cash
Cash consists of cash on hand and cash at bank. The Group does not have any cash equivalents as of December 31, 2022 and 2021.
Cash on hand and cash at bank deposited in financial institutions at various locations are as follows:
	As of December 31,
	2022	2021
	US$	US$
Cash balances include deposits in:
Financial institutions in the mainland of the PRC
− Denominated in Chinese Renminbi (“RMB”)	547,301	388,851
− Denominated in United States Dollars (“US$”)	165,068	123,831
− Denominated in Great Britain Pound (“GBP”)	2,984	—
− Denominated in Euro Dollar (“EUR”)	347	—
Total cash balances held at the PRC financial institutions	715,700	512,682
Financial institutions in United Kingdom (“UK”)
− Denominated in GBP	5,778	13,514
Total cash balances held at UK financial institutions	5,778	13,514
Financial institutions in Netherlands
− Denominated in GBP	18	—
− Denominated in EUR	8,899	—
Total cash balances held at Netherlands financial institutions	8,917	—
Financial institutions in Germany
− Denominated in EUR	5,347	5,254
Total cash balances held at German financial institutions	5,347	5,254
Total cash balances held at financial institutions in other jurisdictions	862	—
Total cash balances held at financial institutions	736,604	531,450
Cash on hand	1	2
Total cash balances	736,605	531,452
(f)   Restricted Cash
Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated and combined balance sheets. The Group’s restricted cash represents deposits made to banks to secure bank acceptance notes and rental deposits made to landlords.
(g)   Derivative financial instruments
The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards, which are measured at fair value and recognized as either assets or liabilities on the consolidated and combined balance sheets. The Group’s

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in the consolidated and combined statements of comprehensive loss.
As of December 31, 2022 and 2021, the Group’s derivative instruments were nil and US$2,256, respectively. The Group recorded the derivative instruments’ fair value loss of US$2,653 and gain of US$2,229 in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively.
(h)   Short-term investments
The Group’s short-term investments represent investments in a convertible note and wealth management products.
The Group has elected the fair value option to account for an investment in a convertible note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Group recorded the fair value gain of US$1,316 and nil in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively. There was no balance outstanding as of December 31, 2022 and 2021.
The Group’s investments in wealth management products are redeemable at the option of the Group on any working day. The Group elects the fair value option at the date of initial recognition and carries these investments at fair value, since the Group believes the fair value option best reflects the economics of the underlying transactions. Changes in the fair value of these investments are reflected in the consolidated and combined statements of comprehensive loss as “Investment (loss) income, net”. The Group recorded the fair value gain of US$996 and nil in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively. There was no balance outstanding as of December 31, 2022 and 2021.
(i)   Investment securities
The Group invests in marketable equity securities, which are classified as investments with readily determinable fair values and reported at fair value in the consolidated and combined balance sheets. The unrealized gains and losses on equity securities are reflected in the consolidated and combined statements of comprehensive loss as “Investment (loss) income, net”. As of December 31, 2022 and 2021, the carrying amounts of equity securities were US$8,411 and nil, respectively. The Group recorded the fair value loss of US$2,905 and nil in “Investment (loss) income, net” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively.
(j)   Accounts Receivable
Accounts receivable is recognized in the period when the Group has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated and combined statements of cash flows. The Company maintains a specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances are reviewed by management individually. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.
Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The Group historically has not had any bad debts in accounts receivable. All accounts receivable were determined to be collectible, therefore there was no allowance for doubtful accounts recorded as of December 31, 2022 and 2021.
(k)   Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
No inventory write-downs were recognized for the years ended December 31, 2022 and 2021.
(l)   Equity investments
The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated and combined balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. There was no equity method goodwill recognized.
(m)   Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any.
Depreciation on property, equipment and software is calculated on the straight-line method over the estimated useful lives of the assets as follows:
Machinery and R&D equipment	3 – 10 years
Molds and tooling	5 – 10 years
Motor vehicles	2 – 5 years
Office and electronic equipment	3 – 5 years
Purchased software	3 – 10 years
Leasehold improvements	The shorter of estimated useful life of the assets and lease terms
Construction in progress represents property and equipment under construction. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.
When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(n)   Operating Leases
The Group determines if an arrangement is or contains a lease at its inception. All of the Group’s leases are operating leases.
The Group recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. Since the Group’s leases do not provide an implicit rate, the Group uses its own incremental borrowing rate in determining the present value of unpaid lease payments. The incremental borrowing rate was determined based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rate is primarily influenced by the risk-free interest rate of China and the US, the Company’s credit rating and lease term, and is updated for measurement of new lease liabilities.
ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.
The Group has elected not to recognize ROU assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise). As a practical expedient, the Group has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component.
If a lease is modified and that modification is not accounted for as a separate contract, the classification of the lease is reassessed as of the effective date of the modification based on its modified terms and conditions and the facts and circumstances as of that date.
(o)   Intangible Assets
Intangible assets with indefinite useful lives represent acquired license plates and trademark licenses since the Group has the right and the intention to continue to use the license plates and trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car). The Group evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.
(p)   Land use rights
Land use rights in the mainland China represents an exclusive right to occupy, use and develop a piece of land during the contractual term of the land use right. The cost of a land use right is usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire period of the land use rights. Land use rights are recorded in operating lease right-of-use assets with lease term of 40 years.
(q)   Impairment of Long-lived Assets and intangible assets with indefinite lives
Long-lived assets, including property, equipment and software and ROU assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
carrying value of the assets or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset group over the fair value of the assets or asset group. No such impairment losses were recorded for the years ended December 31, 2022 and 2021.
Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs a quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry globally, the Group’s improving financial performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Group determined that it is not more likely than not that the indefinite-lived intangible assets were impaired as of December 31, 2021. The Group did not record any impairment charges for the year ended December 31, 2022 based on the results of annual impairment testing.
(r)   Value Added Taxes
Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity by entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated and combined balance sheets.
(s)   Fair Value Measurements
Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —
Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 —
Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
(t)   Revenue recognition
Revenues of the Group were primarily derived from sales of sports cars and provision of automotive design and development services for the years ended December 31, 2022 and 2021. Revenue is recognized when or as the control of the goods or services is transferred to customers. Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:
•
provides all of the benefits received and consumed simultaneously by the customer;

•
creates and enhances an asset that the customer controls as the Group performs; or

•
does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the observable prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may affect revenue recognition.
When either party to a contract has performed, the Group presents the contract on the consolidated and combined balance sheets as a contract asset, a receivable or a contract liability.
A contract asset is recorded when the Group transfers a good or service to the customer before being unconditionally entitled to the consideration under the payment terms set out in the contract. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents a contract liability when the payment is received or receivable. A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
Vehicle sales
During the years ended December 31, 2022 and 2021, the Group generated revenue from sales of the sports cars. Revenue from vehicle sales is recognized at a point in time, when the control of the vehicle is transferred to the customer, which is the point in time when the customer takes possession of and accepts the vehicles.
Initial refundable deposits received from customers for intention orders prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accrued expenses and other current liabilities). When vehicle purchase agreements are signed, initial refundable deposits are reclassified to contract liabilities.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The estimated costs for the standard warranty provided by the Group are recorded as a liability when the Group transfers the control of vehicle to a customer.
Provision of automotive design and development services
The Group generates revenue by provision of automotive design and development services. As the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs, revenue is recognized over time, using the input method. Under the input method, revenue is recognized based on the proportion of the actual costs incurred relative to the estimated costs.
Costs incurred to fulfill such service contracts which are not in the scope of other guidance are recognized as contract cost assets when those costs:
•
relate directly to the service contracts that the Group can specifically identify;

•
are expected to be recovered; and

•
generate or enhance resources of the Group that will be used in satisfying performance obligations in the future.

(u)   Cost of sales
Cost of sales primarily consists of (i) purchase costs of vehicles, depreciation of molds tooling equipment, warehousing and transportation costs and customs duties, and (ii) labor costs, rental expenses, consumed materials and depreciation of associated assets used for providing the automotive design and development services.
(v)   Research and development
All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of salaries, bonuses and benefits for those employees engaged in research, design and development activities, license fees, outsourced development expenses, materials, rental expenses, depreciation of equipment and software of R&D activities and other expenses.
(w)   Selling and Marketing Expenses
Selling and marketing expenses mainly consist of advertising costs and market promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and rental and depreciation expenses relating to facilities and equipment used by those employees. The Group expenses all advertising expenditures as incurred and classifies these costs as selling and marketing expenses. For the years ended December 31, 2022 and 2021, advertising expenditures totaled US$90,431 and US$21,207, respectively.
(x)   General and Administrative Expenses
General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, depreciation expenses, primarily consisting of depreciation of leasehold improvements, IT equipment and software, professional service fees and other general corporate expenses.
(y)   Government Grants
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received.
Government grants that are received in advance relating to the compensation of R&D costs incurred are initially recognized in deferred income in the consolidated and combined balance sheets and subsequently

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
amortized and recognized as government grants in the consolidated and combined statements of comprehensive loss over the period necessary to match them with the R&D costs that they are intended to compensate.
Government grants that are received in advance relating to the acquisition of an asset are initially recognized in deferred income in the consolidated and combined balance sheets and subsequently amortized and recognized as government grants in the consolidated and combined statements of comprehensive loss as the assets are depreciated.
Government grant for the purpose of giving immediate financial support to the Group with no future related costs is recognized as government grants in the Group’s consolidated and combined statements of comprehensive loss when the grant becomes receivable.
The Group received government grants of US$870 and US$233 with no future related costs required during the years ended December 31, 2022 and 2021, which were directly recognized as government grants in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively.
(z)   Employee Benefits
The Group compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits consist of salaries, social benefit costs, paid annual leave, and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid when the liabilities are settled and presented within accrued expenses and other current liabilities in the consolidated and combined balance sheets.
For defined contribution plans, premiums are paid monthly to a separate legal entity or the local labor bureau that manages pension plans on behalf of various employers. The Group has no further commitments beyond its monthly contribution. Contributions payable are recognized in the reporting period in which services are rendered and presented within accrued expenses and other current liabilities in the consolidated and combined balance sheets. Contribution rates are unique to each employee in Netherlands, while the contribution rates are standard in UK, Germany and mainland China.
Employee social benefits included as expenses in the accompanying consolidated and combined statements of comprehensive loss amounted to US$36,347 and US$15,324 for the years ended December 31, 2022 and 2021, respectively.
(aa)   Share-based compensation
Share-based awards granted to the employees and non-employee service providers in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded attribution over the requisite service period, if and when the Group considers that it is probable that the performance condition will be achieved. The fair value of the share awards is estimated using the binomial option pricing model and is affected by the price of the ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(bb)   Income Taxes
The Group accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Tax. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated and combined statements of comprehensive loss in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Group’s experience with operating loss and tax credit carry forwards, if any, not expiring.
The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated and combined financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated and combined financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expenses.
(cc)   Foreign Currency
The Company’s reporting currency is US$. The functional currency of the Company and its subsidiaries in Hong Kong is US$. The functional currency of the Company’s subsidiaries and consolidated VIEs in mainland China is RMB. The functional currency of the entities incorporated in UK includes US$ and GBP. The functional currency of the entities incorporated in Netherlands and Germany is Euro. The Group’s entities incorporated in other jurisdictions generally use their respective local currencies as their functional currencies.
Transactions denominated in currencies other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet dates. The resulted exchange differences are recorded as foreign currency exchange (losses) gains, net in the consolidated and combined statements of comprehensive loss.
The Group entities with functional currencies other than the US$ are translated from the functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet dates. Equity accounts other than deficit generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant periods. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the consolidated and combined statements of

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated and combined statements of changes in shareholders’ (deficit) equity.
(dd)   Concentration and Risk
Concentration of customers and suppliers
The Group’s accounts receivables are mainly due from Zhejiang Geely Holding Group (“Geely Holding”) and its subsidiaries (collectively as “Geely Group”), representing 96.24% and 100% of the Group’s accounts receivable — related parties as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, Geely Group contributed US$8,036 and US$3,280 of the Group’s total revenues, respectively.
No third-party customer contributed more than 10.0% of the Group’s total revenues for years ended December 31, 2022 and 2021.
Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of December 31, 2022 and 2021 were as follows.
	As of December 31,
	2022	2021
	proportion of total accounts receivable balance
Customer A, related party	Below 10%	41.96%
Customer B, related party	Below 10%	27.57%
Customer C, related party	Below 10%	19.12%
Customer D, related party	12.56%	11.35%
Customer E, related party	57.13%	—
The above customers are ultimately controlled by Geely Holding.
Suppliers contributed more than 10.0% of total costs and expenses for the years ended December 31, 2022 and 2021 are as below.
	Year Ended December 31,
	2022	2021
	proportion of total costs and expenses
Supplier A, related party	—	47.58%
Supplier C, related party	10.55%	—
The above suppliers are ultimately controlled by Geely Holding.
Payable balances with greater than 10.0% the Group’s amounts due to suppliers as of December 31, 2022 and 2021 were as follows:
	As of December 31,
	2022	2021
	proportion of total payables balance
Supplier B, related party	13.11%	76.45%
Supplier C, related party	20.38%	—

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The above suppliers are ultimately controlled by Geely Holding.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, investment securities, accounts receivable and other receivables included in prepayments and other current assets.
Substantial all of the Group’s cash at bank is held by third-party financial institutions located in the mainland China. The bank deposits with financial institutions in the mainland China are insured by the government authority for up to RMB500. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the mainland China with acceptable credit rating.
Accounts receivable are primarily derived from revenue earned from automotive design and development services. Accounts receivable and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.
(ee)   Loss per Share
Basic loss per ordinary share is computed by dividing net loss attributable to the Company’s ordinary shareholders, taking into consideration the accretions to redemption value of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.
Diluted loss per share is calculated by dividing net loss attributable to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method), and the conversion of redeemable convertible preferred shares, mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes (using the as-if-converted method). Potential dilutive securities are not included in the calculation of diluted loss per share if the impact is anti-dilutive.
(ff)   Segment Reporting
The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer and management personnel do not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment.
As of December 31, 2022 and 2021, the long-lived assets amounted to US$4,180 and US$6,444 were located in UK, US$14,771 and US$14,286 were located in Germany, US$11,773 and US$50 were located in Netherlands, respectively, and the remaining long-lived assets were primarily in the PRC.
(gg)   Statutory Reserves
In accordance with the PRC Company Laws, the Group’s subsidiaries and consolidated VIEs in the mainland China must make appropriations from their after-tax profits as determined under the generally accepted

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the companies in the mainland China. Appropriation to the discretionary surplus fund is made at the discretion of the companies in the mainland China.
The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
No appropriation to the reserve fund was made by the Company’s subsidiaries and consolidated VIEs in the mainland China, as these companies did not earn any after-tax profits or had accumulated losses as determined under PRC GAAP for the years ended December 31, 2022 and 2021.
The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations permit payments of dividends by the Group’s subsidiaries only out of its retained earnings. Relevant statutory laws and regulations restrict the subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital to the Company in the form of loans, advances or cash dividends. The balances of restricted net assets were US$85,164 and US$85,164 as of December 31, 2022 and 2021, respectively.
(hh)   Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software and hosting arrangements that include an internal-use software license. The amendment in this update was effective for fiscal periods beginning after December 15, 2020. The Group adopted ASU 2018-15 on January 1, 2021. The adoption did not have a material impact on the Group’s consolidated and combined financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This amendment was issued to simplify the accounting for income taxes by removing certain exceptions for recognizing deferred taxes, performing intra-period allocation, and calculating income taxes in interim periods. Further, ASU 2019-12 adds guidance to simplify the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Group adopted the standard on January 1, 2021. The adoption did not have a material effect on the Group’s consolidated and combined financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for public companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group early adopted ASU 2020-06 on January 1, 2021. The adoption did not have a material impact on the Group’s consolidated and combined financial statements.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which improves the transparency of government assistance received by

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. ASU 2021-10 is effective for financial statements issued for annual periods beginning after December 15, 2021, with early application permitted. The Group early adopted ASU 2021-10 on January 1, 2021 on a prospective basis. The Group made the required disclosure in Note 13.
In June 2016, the FASB amended ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-13 for the fiscal year ending December 31, 2023. The adoption did not have a material impact on the Group’s consolidated and combined financial statements.
In November 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contracts Assets and Contract Liabilities from Contracts with Customers, which requires companies to apply Accounting Standard Codification (“ASC”) 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination on the acquisition date. This new guidance creates an exception to the general recognition and measurement principle noted in ASC 805, Business Combinations, which requires the acquirer in a business combination to recognize and measure the assets acquired at fair value at the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and interim periods, for all public business entities. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early application permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2021-08 for the fiscal year ending December 31, 2024. The Group is currently evaluating the impact of adopting this standard on its consolidated and combined financial statements.
3.   INVENTORIES
Inventories consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Products available for sale	13,714	1,983
Goods in transit	8,989	—
Total	22,703	1,983

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
4.   PREPAYMENTS AND OTHER CURRENT ASSETS — THIRD PARTIES
Prepayments and other current assets — third parties consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Deductible VAT	36,508	44,917
Prepayments to third-party suppliers	2,446	1,854
Deposits	3,747	969
Others	1,785	1,635
Total	44,486	49,375
5.   PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net, consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Machinery and R&D equipment	16,997	8,176
Molds and tooling	79,963	—
Motor vehicles	15,586	3,860
Office and electronic equipment	17,271	3,825
Purchased software	49,905	5,773
Leasehold improvements	22,431	2,737
Property, equipment and software	202,153	24,371
Less: Accumulated depreciation	(15,455)	(2,982)
Construction in progress(i)	66,773	37,808
Property, equipment and software, net	253,471	59,197

(i)
Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, tooling and R&D equipment under construction.

Depreciation expenses on property, equipment and software were allocated to the following expense items:
	Year Ended December 31,
	2022	2021
	US$	US$
Cost of revenues	38	25
Research and development expenses	2,681	1,626
Selling and marketing expenses	5,476	61
General and administrative expenses	4,595	344
Total depreciation expenses	12,790	2,056

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
6.   INTANGIBLE ASSETS
Intangible assets consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Trademark licenses with indefinite useful lives(i)	116,083	116,041
License plates with indefinite useful lives	281	80
Intangible assets	116,364	116,121

(i)
On November 4, 2021, the Group entered into trademark licenses agreements with a related party (“Trademark Licenses Agreements”), Group Lotus Limited, a wholly owned subsidiary of LGIL, which is ultimately controlled by the Controlling Shareholder of the Company. Pursuant to the Trademark Licenses Agreements, the Group received the “Lotus” trademark licenses for as long as the Group conducts the business in relation to lifestyle vehicles (excluding sports car): i) exclusively on lifestyle vehicles and parts and components in relation thereto the Group designs, develops, manufactures, assembles, distributes and sells or has designed, developed, manufactured or assembled by any third party; ii) non-exclusively for the Group’s business of providing related after-sale services for the lifestyle vehicles; iii) non-exclusively on the related products (excluding anything relating to the sports cars) such as accessories the Group designs, produces, distributes, and sells or has designed or produced by any third party on its behalf; iv) any other occasions in relation to the business conducted by the Group as duly approved by the Group’s Board (excluding anything relating to sports cars). The Group intends to market and distribute its products under the “Lotus” brand indefinitely, and the trademark licenses are expected to contribute to cash flows indefinitely. The cost of renewal in each jurisdiction is different, and the Company believes the amount of renewal costs is insignificant relative to the future cash flows from sales of lifestyle vehicles under the “Lotus” brand. Therefore the useful lives of the trademark licenses are considered to be indefinite. The trademark licenses were initially recognized at the amount of US$116,041 as of November 4, 2021, which is the same as the carrying amount from the perspective of the entity under common control and their estimated fair value determined using the relief from royalty method.

7.   LEASES
The Group has entered into various non-cancellable operating agreements for land use rights, certain offices, warehouses, retail and service locations, and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.
The components of lease cost were as follows:
	Year ended December 31,
	2022	2021
	US$	US$
Operating lease cost	21,701	6,389
Short-term lease cost	2,595	847
Variable lease cost	49	231
Total	24,345	7,467
Certain leases have annual rent escalations based on subsequent year-to-year changes in the consumer price index (“CPI”). While operating lease liabilities are not remeasured as a result of changes to the CPI, the year-to-year changes to the CPI are treated as variable lease payments and recognized in the period in which they are incurred.
The above lease costs are recognized as cost of sales, selling and marketing expenses, general and administrative expenses and research and development expenses.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Supplemental cash flows information related to leases was as follows:
	Year Ended December 31,
	2022	2021
	US$	US$
Operating cash outflows from operating leases*	16,085	56,024
Lease liabilities arising from obtaining right-of use assets	76,584	56,610

*
For the year ended December 31, 2021, this amount includes prepayments for land use rights of US$49,237, with lease terms of 40 years.

Supplemental balance sheet information related to leases was as follows:
	As of December 31,
	2022	2021
	US$	US$
Operating Leases
Operating lease right-of-use assets*	158,724	108,233
Total operating lease assets	158,724	108,233
Operating lease liabilities, current
− Operating lease liabilities-third parties	15,815	9,500
− Operating lease liabilities-related parties**	13	788
Operating lease liabilities, non-current
− Operating lease liabilities-third parties	98,963	47,638
− Operating lease liabilities-related parties	170	—
Total operating lease liabilities	114,961	57,926

*
Operating lease right-of-use assets included land use rights with carrying amount of US$43,974 and US$49,275 as of December 31, 2022 and 2021, respectively.

**
This item is included in accrued expenses and other current liabilities — related parties in the consolidated and combined balance sheets as of December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021
Weighted-average remaining lease term
Operating leases	8.37 years	7.36 years
Weighted-average discount rate
Operating leases	6.99%	5.74%
Because the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Maturities of operating lease liabilities were as follows:
As of December 31, 2022
US$
2023	23,810
2024	21,726
2025	18,284
2026	16,308
2027	13,705
Thereafter	56,919
Total undiscounted lease payments	150,752
Less: imputed interest	(35,791)
Total lease liabilities	114,961
As of December 31, 2022, the Group had future minimum lease payments for non-cancelable short-term operating leases of US$110.
8.   OTHER NON-CURRENT ASSETS
Other non-current assets consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Deposits for long-term operating leases	3,486	1,772
Prepayments for purchases of property, equipment and software	1,442	62
Deductible VAT	5,815	6,353
Equity investments	240	—
Total	10,983	8,187
9.   SHORT-TERM BORROWINGS — THIRD PARTIES
Short-term borrowings — third parties consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Unsecured borrowings from a bank	28,748	—
Total	28,748	—
During the year ended December 31, 2022, the Group borrowed one-year loans with aggregated principal amounts of RMB200,000 (equivalent to US$28,170) from a bank in the PRC, bearing the interest rate of one-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 0.25% per annum, i.e., LPR+0.25%. The interests shall be repaid quarterly.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
10.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — THIRD PARTIES
Accrued expenses and other current liabilities — third parties consisted of the following:
	As of December 31,
	2022	2021
	US$	US$
Accrued salaries and benefits	46,362	32,005
Payables for R&D expenses	83,261	24,251
Payables for marketing events	47,729	17,631
Payables for purchase of property, equipment and software	88,286	17,164
Refundable deposits from customers	3,410	137
Deposits from third parties(i)	4,684	3,568
VAT and other taxes payables	4,843	3,247
Payables for service fees	21,176	5,820
Bank acceptance notes	11,025	—
Others	12,523	7,890
Total	323,299	111,713

(i)
Represents short-term deposits from third party suppliers. The long-term deposits of US$15,824 and nil are classified and presented in other non-current liabilities — third parties as of December 31, 2022 and 2021, respectively.

11.   EXCHANGEABLE NOTES
	WFOE Exchangeable Notes	Lightning Speed Exchangeable Notes	Total
	US$	US$	US$
Balance as of January 1, 2021	—	—	—
Issuance of exchangeable notes	125,039	—	125,039
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	1,065	—	1,065
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	(132)	—	(132)
Foreign currency translation adjustment	448	—	448
Balance as of December 31, 2021	126,420	—	126,420
Issuance of exchangeable notes	307,172	71,792	378,964
Exchange to Series A redeemable convertible preferred shares (note 14)	(60,419)	—	(60,419)
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	13,162	—	13,162
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	33	—	33
Foreign currency translation adjustment	(31,048)	—	(31,048)
Balance as of December 31, 2022	355,320	71,792	427,112
– Current portion	355,320	—	355,320
– Non-current portion	—	71,792	71,792

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
WFOE Exchangeable Notes
In September 2021, the Company’s subsidiary, WFOE, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, WFOE is entitled to issue, from time to time, exchangeable notes (the “WFOE Exchangeable Notes”) to obtain financing from the investor (the “WFOE Exchangeable Notes Holder”) up to RMB3,000,000 with coupon rate of 3% per annum. Each tranche of WFOE Exchangeable Notes is scheduled to mature on the one-year anniversary date of issuance. The repayments of the WFOE Exchangeable Notes were guaranteed by Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (“Founders Onshore Vehicle”).
The Group issued RMB800,000 (equivalent to US$125,039), RMB600,000 (equivalent to US$94,130), RMB600,000 (equivalent to US$94,457) and RMB800,000 (equivalent to US$118,585) on November 5, 2021, January 7, 2022, January 18, 2022 and August 2, 2022 to the WFOE Exchangeable Notes Holder, respectively, among which, RMB400,000 issued in November 2021 was exchanged for Series A redeemable convertible preferred shares in December 2022, as mentioned in note 14.
At the time when there is a subsequent round of equity financing, upon the notification in writing by the Group, the WFOE Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount of the WFOE Exchangeable Notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount.
Pursuant to the agreement, the land use right of WFOE shall be pledged within 6 months upon the acquisition of the land use right, and buildings, construction in progress and ancillary facilities on the land shall be pledged subject to further notice by the WFOE Exchangeable Notes Holder.
Prior to a qualified initial public offering (“Qualified IPO” which is defined as an initial public offering and listing or back door listing (including via SPAC) or other similar transactions to achieve the listing of the shares of the Company):
1)
Upon the conversion, the WFOE Exchangeable Notes Holder is entitled to require Founders Onshore Vehicle or its designated entity to transfer the Company’s shares at the price of RMB1 per share to make the WFOE Exchangeable Notes Holder’s shareholding in the Company not less than 5%, based on an investment of RMB3,000,000. If the investment amount at time of conversion is less than RMB3,000,000, 5% shareholding shall be adjusted on a pro-rata basis.

2)
The Founders Onshore Vehicle or its designated entity must purchase all or a portion of the shares held by the WFOE Exchangeable Notes Holder at a price equal to the outstanding principal amount of the WFOE Exchangeable Notes plus interest rate of 3% per annum, if the Company failed to the consummation of Qualified IPO within seven-year anniversary of issuance date for each tranche of WFOE Exchangeable Notes, at the option of the WFOE Exchangeable Notes Holder.

3)
The Founders Onshore Vehicle or its designated entity has the right to purchase 60% of the shares held by the WFOE Exchangeable Notes Holder at a price equal to the outstanding principal amount of the WFOE Exchangeable Notes plus interest rate of 8% per annum prior to the consummation of Qualified IPO.

The above three features are collectively referred to as the “Rights and Obligations provided by the Founders Onshore Vehicle”.
The guarantees and Rights and Obligations provided by the Founders Onshore Vehicle were accounted for as shareholder contributions at its estimated fair value at the respective issuance date of each tranche of loans. The fair value of the guarantees and Rights and Obligations provided by the Founders Onshore Vehicle was US$3,391 for the tranche issued in November 2021 and US$8,135 for the tranches issued during the year

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
ended December 31, 2022. The fair value of the guarantees and Rights and Obligations was treated as debt issuance cost and charged to the interest expenses in the consolidated and combined statements of comprehensive loss.
The Group elected the fair value option to account for the WFOE Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The WFOE Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values of the WFOE Exchangeable Notes due to the instrument-specific credit risk of US$33 and US$132 were (debited)/credited to other comprehensive (loss) income and all other changes in fair values of US$13,162 and US$1,065 were recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively.
The Group adopted a scenario-weighted average method to estimate the fair value of the WFOE Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the WFOE Exchangeable Notes are estimated with the following key assumptions used:
	As of December 31,
	2022	2021
Risk-free interest rate	2.07%	2.20%
Discount rate	20.00%	20.00%
Probability of conversion	50.00% – 75.00%	50.00%
Bond yields	7.35% – 7.76%	6.79%
Probability of occurrence of Qualified IPO	45.00%	45.00%
As of April 26, 2023, the WFOE Exchangeable Notes of RMB400,000 (equivalent to US$62,520) issued in November 2021 and RMB1,200,000 (equivalent to US$94,130) issued in January 2022 were overdue. On April 27, 2023, the Company entered into a subscription agreement with the WFOE Exchangeable Notes Holder as described in note 24, pursuant to which the WFOE Exchangeable Notes Holder has committed to subscribe for and purchase the Company’s ordinary shares for US$10.00 per share, for an investment amount of RMB2,600,000 (equivalent to US$373,316) which will be settled by the then outstanding principal amount of the WFOE Exchangeable Notes.
Lightning Speed Exchangeable Notes
In November 2022, the VIE’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”), entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Lightning Speed is entitled to issue exchangeable notes (the “Lightning Speed Exchangeable Notes”) of RMB1,000,000 to obtain financing from the investor (the “Lightning Speed Exchangeable Notes Holder”). The repayments of the Lightning Speed Exchangeable Notes were guaranteed by the immediate shareholders of Lightning Speed, i.e., Sanya Lotus Venture Capital Co., Ltd. (“Sanya Lotus”), a wholly owned subsidiary of the VIE, and Ningbo Weili Enterprise Management Consulting Partnership (Limited Partnership). The WFOE provide a joint and several liability guarantee for the Lightning Speed Exchangeable Notes.
In December 2022, Lightning Speed issued the first tranche of RMB500,000 (equivalent to US$71,792) to the Lightning Speed Exchangeable Notes Holder.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Each tranche of Lightning Speed Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of loan prime rate published by China Foreign Exchange Trade System (“LPR”). With the consent of the Lightning Speed Exchangeable Notes Holder, Lightning Speed can extend the term of each tranche of Lightning Speed Exchangeable Notes twice, but each extension shall not exceed one year. During the extension period, the interest on the outstanding principal of the Lightning Speed Exchangeable Notes is calculated at the simple interest rate of 10% increase over LPR. All interests shall be paid at maturity.
During the period from the issuance date to the maturity date of each tranche of Lightning Speed Exchangeable Notes (subject to extension discussed above), the Lightning Speed Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount of the Lightning Speed Exchangeable Notes into the shares of Lightning Speed based on the equity valuation of Lightning Speed, which is subject to further agreement by both parties, at the conversion date.
The Lightning Speed Exchangeable Notes Holder is entitled to request Lightning Speed to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Lightning Speed. During the year ended December 31, 2022, no default event was occurred.
The Group elected the fair value option to account for the Lightning Speed Exchangeable Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Lightning Speed Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. There was no change in the fair value of the Lightning Speed Exchangeable Notes from issuance date to December 31, 2022.
The Group adopted a scenario-weighted average method to estimate the fair value of the Lightning Speed Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Lightning Speed Exchangeable Notes are estimated with the following key assumptions used:
As of December 31, 2022
Risk-free interest rates	2.40% – 2.60%
Probability of conversion	75.00%
Bond yield	7.11%
12.   CONVERTIBLE NOTES
	Series Pre-A Note	Subsidiary Convertible Note	Total
	US$	US$
Balance as of January 1, 2021	—	—	—
Issuance of convertible notes	23,445	—	23,445
Balance as of December 31, 2021	23,445	—	23,445
Issuance of convertible notes	—	75,037	75,037
Conversion to Series Pre-A redeemable convertible preferred shares (note 14)	(23,445)	—	(23,445)
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	—	4,264	4,264

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
	Series Pre-A Note	Subsidiary Convertible Note	Total
	US$	US$
Changes in fair values of convertible notes due to the instrument-specific credit risk	—	890	890
Foreign currency translation adjustment	—	(3,421)	(3,421)
Balance as of December 31, 2022	—	76,770	76,770

Series Pre-A Note
On November 29, 2021, the Company entered into one-year convertible notes with a principal amount of RMB150,000 (equivalent to US$23,445) with coupon rate of 8% per annum with an investor (“Series Pre-A Note”). During the one-year term of the Series Pre-A Note, the investor was entitled to (i) convert the whole or any portion of the outstanding principal amount of the convertible note into Series Pre-A preferred shares in its sole discretion at any time; and (ii) automatically convert all the outstanding principal of the convertible note into Series Pre-A redeemable convertible preferred shares upon the completion of Reorganization as mentioned in note 1(b), obtaining licenses from Zhejiang Liankong Technology Ltd. (“Geely License”) as mentioned in note 23(ii), and completion of employment with certain key operating staff. The conversion price is RMB 6.22981 per share. The WFOE as the guarantor provide a joint and several liability guarantee for the Series Pre-A Note.
The Group elected the fair value option to account for the Series Pre-A Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Series Pre-A Note was recognized at fair value at the issuance date and is measured subsequently at fair value. There was no change in the fair value of the Series Pre-A Note from November 29, 2021 to December 31, 2021. The Group adopted a scenario-weighted average method to estimate the fair value of Series Pre-A Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Series Pre-A Note is estimated with the following key assumptions used:
As of December 31, 2021
Risk-free interest rate	2.28%
Probability of conversion	75.00%
Bond yield	5.89%
On February 28, 2022, the Series Pre-A Note was converted into 24,077,780 Series Pre-A preferred shares within the terms of the agreement and no gain or loss was recorded.
Subsidiary Convertible Note
On June 8, 2022, the Company’s subsidiary, Ningbo Robotics Co., Ltd. (“Ningbo Robotics”), issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of RMB500,000 (equivalent to US$75,037) to an investor (the “Subsidiary Convertible Note Holder”). The Subsidiary Convertible Note Holder is entitled to receive annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, i.e., five-year LPR*(1+79.8%) (“interest rate”) on June 30 every year until the expiration of the Subsidiary Convertible Note.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Conversion:
•
The Subsidiary Convertible Note Holder has the right to convert the Subsidiary Convertible Note to the subsidiary’s equity within 7 years from the issuance date (i.e., convertible before June 8, 2029), if the agreed financial performance of Ningbo Robotics achieved. All outstanding interest shall be paid in cash immediately before the conversion. The conversion price is RMB 135 per ordinary share of Ningbo Robotics (RMB 1 registered capital represents 1 share), subject to anti-dilution adjustment.

Redemption:
•
Ningbo Robotics’ immediate parent company, a subsidiary of the VIE and the VIE have the right to redeem all or part of the Subsidiary Convertible Note at any time within 7 years from the issuance date (i.e., before June 8, 2029), giving written notice to the Subsidiary Convertible Note Holder at least 15 working days in advance. The redemption price equals to (i) the principal to be redeemed, plus (ii) the principal to be redeemed × interest rate ÷ 365 × the number of days from the issuance date to the redemption date corresponding to the principal to be redeemed, less (iii) the interest already paid for the principal to be redeemed.

•
Ningbo Robotics’ immediate parent company and the VIE shall redeem all outstanding principal amount of Subsidiary Convertible Note at maturity (i.e., June 8, 2029). The redemption price at maturity is equal to (i) the outstanding principal, plus (ii) the outstanding principal × interest rate × 7 years, less (iii) the interest already paid for the outstanding principal. If Ningbo Robotics’ immediate parent company and the VIE delay in payments, 0.05% penalty per day of the overdue redemption price shall be paid to the Subsidiary Convertible Note Holder.

•
If there is any occurrence of events of default, the Subsidiary Convertible Note Holder has the right to require Ningbo Robotics’ immediate parent company and the VIE to redeem all outstanding principal amount of the Subsidiary Convertible Note and settle the unpaid interest immediately. The redemption price upon the occurrence of events of default equals to (i) the outstanding principal, plus (ii) the outstanding principal × interest rate ÷ 365 × the number of days from the issuance date to the redemption date, less (iii) the interest already paid for the outstanding principal. If the Ningbo Robotics’ immediate parent company and the VIE delay in payments, 0.05% penalty per day of the overdue redemption price shall be paid to the Subsidiary Convertible Note Holder. During the year ended December 31, 2022, no default event was occurred.

The Company and the WFOE provide a joint and several liability guarantee for the Subsidiary Convertible Note.
The Group elected the fair value option for the Subsidiary Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Subsidiary Convertible Note was recognized at fair value at the issuance date and is measured subsequently at fair value. Changes in fair value of the Subsidiary Convertible Note was US$5,154 for the year ended December 31, 2022, among which, changes in fair value due to the instrument-specific credit risk of US$890 was recognized in other comprehensive loss and all other changes in fair values of US$4,264 was recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated statement of comprehensive loss for the year ended December 31, 2022.
The Group adopted a scenario-weighted average method to estimate the fair value of the Subsidiary Convertible Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Subsidiary Convertible Note is estimated with the following key assumptions used:

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
As of December 31, 2022
Risk-free interest rates	2.52% – 2.73%
Probability of conversion	12.00%
Bond yields	6.88% – 8.92%
13.   DEFERRED INCOME
	Asset-related subsidy	R&D-related subsidy	Total
	US$	US$	US$
Balance as of January 1, 2021	—	541,592	541,592
Government grants received during the year	279,052	—	279,052
Recognized as income during the year	—	(490,461)	(490,461)
Foreign currency translation adjustment	3,270	6,843	10,113
Balance as of December 31, 2021	282,322	57,974	340,296
Recognized as income during the year	—	(54,954)	(54,954)
Foreign currency translation adjustment	(23,872)	(3,020)	(26,892)
Balance as of December 31, 2022	258,450	—	258,450
In 2021, the Group received a specific subsidy of US$279,052 for compensating the expenditures on the construction of the Group’s corporate buildings in Wuhan city, the PRC. Since the corporate buildings are still under construction as of December 31, 2022, the Group has not recognized any government grants relating to this subsidy.
In 2018, the Group received a specific subsidy of US$755,581 relating to the Group’s R&D expenditures. During the years ended December 31, 2022 and 2021, the Group recognized government grants of US$54,954 and US$490,461 for the R&D expenses incurred under this subsidy, respectively.
14.   REDEEMABLE CONVERTIBLE PREFERRED SHARES
The Company’s activities with respect to the redeemable convertible preferred shares are as below:
	Series Pre-A Preferred Shares		Series A Preferred Shares		Total
	Shares	US$	Shares	US$	Shares	US$
Balance as of January 1, 2022	—	—	—	—	—	—
Issuance of preferred shares	160,518,519	153,126	123,456,332	190,723	283,974,851	343,849
Re-designation of ordinary shares into preferred shares	24,077,778	23,650	—	—	24,077,778	23,650
Accretion of redeemable convertible preferred shares	—	508	—	402	—	910
Balance as of December 31, 2022	184,596,297	177,284	123,456,332	191,125	308,052,629	368,409
Series Pre-A Preferred Shares
During February to July 2022, the Company issued 160,518,519 Series Pre-A redeemable convertible preferred shares (“Series Pre-A Preferred Shares”) at par value of US$0.00001 to two entities designated by an investor (“Pre-A Investor A”) at RMB 6.22981 per share, for an aggregated consideration of US$153,126, among

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
which US$129,681 was settled by cash and US$23,445 was settled by the Series Pre-A Note issued in November 2021 as mentioned in note 12.
On March 18, 2022, an ordinary shareholder of the Company, who is also a member of management, entered into a share purchase agreement with an investor (“Pre-A Investor B”), pursuant to which the ordinary shareholder sold its 24,077,778 ordinary shares at RMB 6.22981 per share to the Pre-A Investor B with a cash consideration of RMB150,000 (equivalent to US$23,650). On March 22, 2022, the Company’s 24,077,778 ordinary shares were redesignated as Series Pre-A Preferred Shares. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of US$13,024 was charged to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of US$10,625 was recognized as share-based compensation expenses, included in “General and administrative expenses” in the consolidated statement of comprehensive loss for the year ended December 31, 2022.
Series A Preferred Shares
During October to December 2022, the Company issued 123,456,332 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) at par value of US$0.00001 to several investors at RMB 10.54576 per share, for an aggregated consideration of US$187,734, among which US$130,304 was settled by cash and the remaining US$57,430 was exchanged by the WFOE Exchangeable Notes issued in November 2021 as mentioned in note 11. One of the investors of Series A Preferred Shares is Northpole GLY 3 LP, a related party controlled by the Controlling Shareholder of the Company, subscribed 12,725,113 shares at RMB 10.54576 per share for a cash consideration of US$20,000.
The rights, preferences and privileges of the Series Pre-A and Series A redeemable convertible preferred shares are as follows:
Redemption Rights
The holders of redeemable convertible preferred shares have the right to require the Company to redeem their investments, at any time upon the earlier occurrence of:
•
the failure by the Company to complete a Qualified IPO on or before October 11, 2027;

•
any material breach as defined in the shareholder agreement by Founders Offshore Vehicle or any entity of the Group, which has not been cured within ninety (90) days after being requested by relevant holders of redeemable convertible preferred shares;

•
any dishonesty of Founders Offshore Vehicle, which results in material adverse effect to the operation of the Group and cannot be effectively remedied within twenty (20) business days.

The redemption price for each issued and outstanding redeemable convertible preferred share held, shall be an amount equal to (i) 100% of the issuance price, plus (ii) interest at a simple rate of eight percent (8%) per annum accrued on the issuance price during the period from the issuance date to the redemption payment date, however, that the portion relevant to the Pre-A Investor A’s initial investment amount of RMB 150,000 shall accrue the interest from November 29, 2021, minus (iii) the amount of the dividends received, plus (iv) all declared but unpaid dividends.
If the assets or funds of the Company which are legally available on the date that any redemption price is due are insufficient to pay in full all redemption price, those assets or funds which are legally available shall nonetheless be paid and applied in the following preferential sequence: (i) firstly, to the extent permitted by applicable law to pay all redemption price due on such date on the Series A Preferred Shares in proportion to the full amounts to which the holders of Series A Preferred Shares to which such redemption price are due would otherwise be respectively entitled thereon; (ii) secondly, following the full payment of the relevant

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
redemption price to the holders of Series A Preferred Shares, to the extent permitted by applicable law to pay all redemption price due on such date on the Series Pre-A Preferred Shares in proportion to the full amounts to which the holders of Series Pre-A Preferred Shares to which such redemption price are due would otherwise be respectively entitled thereon.
On October 11, 2022, with the execution of the fourth amended and restated shareholders agreement, the redemption date of the Series Pre-A Preferred Shares was extended from February 28, 2027 to October 11, 2027. The Company determines the modification to the terms of Series Pre-A Preferred Shares represents a modification, because the difference of the fair values of the redeemable convertible preferred shares immediately before and after the amendment is less than 10%, therefore the Company applied modification accounting by analogy to the modification guidance contained in ASC 718-20, Compensation — Stock Compensation, and the modification that results in a decrease in the fair value of the modified preferred shares was not recognized. The fair value of Series Pre-A Preferred Shares before and after the modification were determined by management with the assistance of a third-party valuation firm.
The Company used the following assumptions in the model:
	October 11, 2022 – before modification	October 11, 2022 – after modification
Risk-free interest rate	2.45%	2.52%
Expected volatility	61.52%	60.26%
Expected dividend yield	0.00%	0.00%
Expected terms	2.22 – 4.39 years	2.22 – 5.00 years
Fair value of ordinary share	US$0.84	US$0.81
The risk-free interest rate is based on the yields of China government bonds with a maturity period close to the expected remaining life of the redeemable convertible preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected terms of the Company’s redeemable convertible preferred shares. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected terms are the remaining contract life of the redeemable convertible preferred shares. The estimated fair value was determined using the back-solve method based on the equity allocation model.
Conversion Rights
Each redeemable convertible preferred share may, at the option of the holders, be converted at any time after the date of issuance of such redeemable convertible preferred share into fully-paid and non-assessable ordinary shares at an initial conversion ratio of 1:1 subject to adjustment for share division, share combination, share dividend, reorganization, mergers, consolidations, reclassifications, exchanges, substitutions, recapitalization or similar events. Each redeemable convertible preferred share shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon the closing of a Qualified IPO.
Voting Rights
Each redeemable convertible preferred share issued and outstanding shall be entitled to the number of votes equal to the number of ordinary shares into which such redeemable convertible preferred share could be converted at the record date for determination of the shareholders entitled to vote on such matters.
Dividend Rights
All the holders of redeemable convertible preferred shares are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Liquidation Preferences
In the event of any liquidation event, including (i) the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; or (ii) trade sale, which means whether in a single transaction or series of related transactions, any of the following transactions: (a) the merger, acquisition or similar transaction of the Group (whether by a sale of equity, merger, consolidation, scheme of arrangement or amalgamation) in which the shareholders of the Company immediately prior to such transaction or series of transactions will cease to own a majority of the voting power of the surviving or resulting entity immediately after the consummation of such transaction or series of transactions; or (b) the sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Group or the licensing of all or substantially all of the Group’s intellectual property, the holders of redeemable convertible preferred shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to (i) 100% of the issuance price, plus (ii) interest at a simple rate of eight percent (8%) per annum accrued on the issuance price during the period from the issuance date to the liquidation payment date, however, that the portion relevant to the Pre-A Investor A’s initial investment amount of RMB 150,000 shall accrue the interest from November 29, 2021, plus (iii) any declared but unpaid dividends, plus (iv) interest at a simple rate of three percent (3%) per annum accrued on the WFOE Exchangeable Notes during the period from November 5, 2021 to the issuance date, only applicable to the WFOE Exchangeable Notes Holder.
If the Company’s available funds and assets are insufficient for the full payment of liquidation preference amounts to all holders of redeemable convertible preferred shares, then the Company’s entire available funds and assets shall be distributed ratably among the holders of redeemable convertible preferred shares in proportion to the aggregate liquidation preference amounts such holder is otherwise entitled to receive.
Liquidation preference is as follows in sequence: Series A Preferred Shares, Series Pre-A Preferred Shares. After distribution or payment in full of the liquidation preference amounts for Series A Preferred Shares and Series Pre-A Preferred Shares, the holders of ordinary shares shall be entitled to receive liquidation amount that equals to the corresponding investment amount paid by the relevant holders of ordinary shares to the Company. After distribution or payment in full of above liquidation amounts, the remaining available funds and assets, if any, shall be distributed ratably among the holders of ordinary shares and Series Pre-A Preferred Shares in proportion to the relative number of ordinary shares held by such shareholders on an as converted basis.
Performance Adjustment Mechanism
In the event that the Group fails to achieve the agreed milestones, including mass production of Eletre no later than June 30, 2023 and mass production of Type 133 no later than June 30, 2024 (collectively as “SOP Milestones”) as requested by the Pre-A Investor A, for every six (6) months that the Group is in delay to achieve the SOP Milestones, the Company shall issue to the Pre-A Investor A additional number of Series Pre-A Preferred Shares at nominal price (the total consideration shall be RMB 1) that equals to 0.5% of the then issued and outstanding shares of the Company immediately prior to such issuance (on a fully-diluted basis), provided that the aggregate maximum number of Series Pre-A Preferred Shares to be issued and obtained by the Pre-A Investor A shall be no more than 2% of the Series Pre-A Preferred Shares then held by the Pre-A Investor A acquired under the Series Pre-A Preferred Share purchase agreement (collectively referred to “warrant”).
Accounting of Redeemable Convertible Preferred Shares
The Company has classified the redeemable convertible preferred shares as mezzanine equity in the consolidated and combined balance sheets as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The Company concluded the embedded conversion and redemption option did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.
The Company also determined that the warrant granted to Pre-A Investor A is a freestanding instrument that was accounted for as a warrant liability, as the warrant could be legally detachable and separately exercisable from the Series Pre-A Preferred Shares. At initial recognition, proceeds were first allocated to the warrant based on its fair value and then the residual to the Series Pre-A Preferred Shares. For subsequent measurement, the Company recorded the changes in fair value of warrant liability in the consolidated statement of comprehensive loss. The Company expects that the agreed Milestones will be achieved, thus the Company concludes that the fair value of the warrant liability is minimal as of the issuance date and December 31, 2022, respectively.
Since the Company has adopted ASU 2020-06 on January 1, 2021, the Company did not assess whether the redeemable convertible preferred shares contain beneficial conversion features.
The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of redeemable convertible preferred shares to their maximum redemption amount at the end of each reporting period, as if it were also the redemption date for redeemable convertible preferred shares.
As mentioned above, the Series A Preferred Shares issued to the WFOE Exchangeable Notes Holder was exchanged by the WFOE Exchangeable Notes issued in November 2021. The Company evaluated accounting of the exchange under ASC 470-50 and determined that they qualified for extinguishment accounting. As such the Company derecognized the carrying amount of the WFOE Exchangeable Notes of US$60,419 and recognized Series A Preferred Shares of US$60,419. Upon exchange, the accumulated recognized other comprehensive income relating to fair value changes of the WFOE Exchangeable Notes due to instrument-specific credit risk of US$64 was recycled to the consolidated and combined statements of comprehensive loss. During the year ended December 31, 2022, the Company did not record any increase in the carrying amount of Series A Preferred Shares issued to the WFOE Exchangeable Notes Holder as its redemption value was lower than its initial carrying amount.
As the Company’s redeemable convertible preferred shares are denominated in RMB other than the functional currency of the Company, i.e., US$, the measurement of redemption value incorporates the effect of exchange rates on the functional currency amount of the redemption feature. The foreign currency exchange rates are considered in that measurement and their effect either increases or reduces the effect dividends on income available to ordinary shareholders and reported loss per share.
15.   MANDATORILY REDEEMABLE NONCONTROLLING INTEREST
US$
Balance as of January 1, 2021	—
Issuance of mandatorily redeemable noncontrolling interest	6,299
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	302
Changes in fair values of mandatorily redeemable noncontrolling interest due to the instrument-specific credit risk	13
Foreign currency translation adjustment	(21)
Balance as of December 31, 2021	6,593
Changes in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	5,565

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
US$
Changes in fair values of mandatorily redeemable noncontrolling interest due to the instrument-specific credit risk	(30)
Foreign currency translation adjustment	(747)
Balance as of December 31, 2022	11,381

On November 12, 2021, the Company’s VIE and Momenta (Suzhou) Technology Limited Company (“Momenta”) incorporated Ningbo Robotics Co., Ltd. (“Ningbo Robotics”). The VIE and Momenta hold 60% and 40% equity interest and invested RMB60,000 (equivalent to US$9,449) and RMB40,000 (equivalent to US$6,299) in Ningbo Robotics, respectively.
Pursuant to the shareholder agreement entered by the VIE and Momenta:
1)
If there is any disagreement or disputes arising between Ningbo Robotics and Momenta, Momenta has the right to require WFOE or VIE or the entity designated by WFOE or VIE to acquire the 40% equity interest in Ningbo Robotics at the consideration of RMB40,000 in cash.

2)
Momenta is required to sell its 40% equity interest in Ningbo Robotics to WFOE or VIE or the entity designated by WFOE or VIE no later than the third anniversary date of the incorporation of Ningbo Robotics. The redemption price between the date of incorporation and the first anniversary of Ningbo Robotics is RMB40,000, between the first anniversary and the second anniversary of the incorporation Ningbo Robotics is RMB80,000, and between the second anniversary and the third anniversary of the incorporation Ningbo Robotics is RMB120,000. At the sole discretion of Momenta, Momenta is entitled to elect either to redeem in cash or exchange for the Company’s shares with the equivalent monetary value.

3)
If the Company’s Board of Directors approved the Company’s Qualified IPO within the third anniversary date of the incorporation of Ningbo Robotics, Momenta is required to sell its 40% equity interest in Ningbo Robotics at the consideration same as the mechanism mentioned in 2). At the sole discretion of Momenta, Momenta is entitled to elect either to redeem in cash or exchange for the Company’s shares with the equivalent monetary value.

In March 2022, the VIE transfers its 60% equity interest of Ningbo Robotics to its wholly owned subsidiary, Sanya Lotus.
The Group is contractually obligated to repurchase the 40% noncontrolling interests (“NCI”) held by Momenta within the three years from its incorporation. The NCI, together with the embedded repurchase contract, is accounted for as a liability and recorded as “Mandatorily redeemable noncontrolling interest” in the Company’s consolidated and combined balance sheets.
The Group elected the fair value option to account for the mandatorily redeemable noncontrolling interest. The Group believes the fair value option best reflects the economics of the underlying transaction. Changes in fair values due to the instrument-specific credit risk of US$30 and US$13 were credited/(debited) in other comprehensive income (loss) and all other changes in fair values of US$5,565 and US$302 were recognized as “Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk” in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021, respectively.
The Group adopted a scenario-weighted average method to determine the fair value of the mandatorily redeemable noncontrolling interest, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
cash payment or equivalent equity discounted to each valuation date. The fair value of the mandatorily redeemable noncontrolling interest is estimated with the following key assumptions used:
	As of December 31,
	2022	2021
Discount rate	19.00%	21.00%
Bond yields	6.74% – 7.37%	6.31% – 7.40%
Expected terms	0.33-1.86	0.86-2.86
On April 28, 2023, the Company entered into a convertible note purchase agreement with Momenta Global Limited, a related party of Momenta, as described in note 24, pursuant to which the Company agreed to issue to Momenta Global Limited a convertible note for a purchase price equal to US$ equivalent of RMB80,000 as calculated based on the US$/RMB central parity rate set by the People’s Bank of China as of the issue date following the Group’s acquisition of Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of RMB80,000 pursuant to Momenta’s redemption right under the shareholder agreement of Ningbo Robotics.
16.   ORDINARY SHARES
Upon incorporation on August 9, 2021, the Company’s authorized shares were 5,000,000,000 shares with a par value of US$0.00001 per share.
On August 9, 2021, the Company issued 866,800,000 ordinary shares to the Founders Offshore Vehicle at RMB1 per share with total consideration of RMB866,800 (equivalent to US$133,683) to the Company. As of December 31, 2022, RMB682,605 (equivalent to US$105,607) was paid up and remaining RMB184,195 (equivalent to US$26,447) was recorded as receivable from shareholders and presented as contra-equity.
On November 11, 2021, the Company issued 433,400,000 ordinary shares to Lotus Technology International Investment Limited, ultimately 100% owned by Geely Holding, at RMB1 per share with total consideration of RMB433,400 (equivalent to US$67,566), which was fully paid as of December 31, 2022.
On September 24, 2021, Etika, through Lotus HK, subscribed for 33.33% equity interest in WFOE at RMB1 per share with total consideration of RMB650,100 (equivalent to US$100,690) and paid up on September 28, 2021. On November 11, 2021, the Company issued 650,100,000 ordinary shares to Etika Automotive SDN BHD (“Etika”) through exchange of 100% equity interest in Lotus Advanced Technology Limited (“Lotus HK”) held by Etika.
On December 24, 2021, the Company issued 216,700,000 ordinary shares with a fair value of US$116,041 to Lotus Group International Limited (“LGIL”) for the “Lotus” trademark licenses licensed by Group Lotus Limited, a wholly owned subsidiary of LGIL.
On March 22, 2022, the Company’s 24,077,778 ordinary shares were redesignated as Series Pre-A Preferred Shares (see note 14).
As of December 31, 2022 and 2021, the Company was authorized to issue 4,691,947,371 and 5,000,000,000 ordinary shares with a par value of US$0.00001 per share, among which 2,142,922,222 and 2,167,000,000 shares were issued and outstanding, respectively.
17.   INCOME TAX
a)   Income tax
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. The first HK$2 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to elect only one company in the group to benefit from the progressive anti-fragmentation two-tier rates. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.
The PRC, excluding Hong Kong
The Group’s PRC subsidiaries and consolidated VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.
Under the EIT Law and its implementation rules, an enterprise established outside the PRC with a “place of effective management” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes. A PRC resident enterprise is generally subject to certain PRC tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.
Other Countries
The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations in the years ended December 31, 2022 and 2021 are as follows:
	Year ended December 31,
	2022	2021
Germany
– Corporation tax*	15.825%	15.825%
– Trade tax*	14.35%	13.825%
UK	19%	19%
Netherlands**	25.8%	25.8%

*
This corporate tax rate excludes trade tax, which rate depends on the municipality in which Lotus GmbH conducts its business. Trade Tax is calculated by determining the Trade Tax Base with 3.5% of the trade income and applying the tax factor which differs according to the specific municipality in Germany and equals 410% and 395% for the municipality of Raunheim in 2022 and 2021, respectively.

**
The Netherlands income tax rate was 25% for the year ended December 31, 2021. The income tax rate was increased to 25.8% for 2022 onwards which was enacted since December 27, 2021.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The components of loss before income taxes are as follows:
	Year ended December 31,
	2022	2021
	US$	US$
The PRC, excluding Hong Kong	(652,302)	(113,598)
Germany	801	2,060
UK	821	2,415
Netherlands	(47,710)	(1,415)
Cayman Islands	(25,598)	1,860
Others	(283)	—
Total	(724,271)	(108,678)
The components of income tax expense for the years ended December 31, 2022 and 2021 are as follows:
	Year ended December 31,
	2022	2021
	US$	US$
Current income tax expense
−The PRC, excluding Hong Kong	73	852
− Germany	400	603
− UK	(187)	182
− Netherlands	—	—
− Cayman Islands	—	—
− Others	6	—
Total current tax provision	292	1,637
Deferred income tax expense
− The PRC, excluding Hong Kong	—	—
− Germany	—	—
− UK	—	216
− Netherlands	—	—
− Cayman Islands	—	—
− Others	—	—
Total deferred tax expense	—	216
Total income tax expense	292	1,853
The actual income tax expense reported in the consolidated and combined statements of comprehensive loss for the years ended December 31, 2022 and 2021 differs from the amount computed by applying the PRC income tax rate of 25% to loss before income taxes due to the following:

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
	Year ended December 31,
	2022	2021
	US$	US$
Computed expected income tax benefit at the PRC statutory tax rate of 25%	(181,068)	(27,170)
Effect on tax rates in different tax jurisdiction	5,997	(373)
Tax effect of non-deductible expenses	480	110
Tax effect of R&D expenses additional deduction	(3,068)	(134)
Change in valuation allowance	177,715	29,784
Others	236	(364)
Actual income tax expense	292	1,853
b)   Deferred income taxes
The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) balances as of December 31, 2022 and 2021 are as follows:
	As of December 31,
	2022	2021
	US$	US$
Deferred tax assets:
Net operating losses carryforwards	78,971	12,307
Accrued expenses	23,271	8,928
Deferral of tax deduction of R&D expenses	263,384	192,286
Operating lease liabilities	29,201	14,959
Exchangeable notes	3,532	233
Mandatorily redeemable noncontrolling interest	1,463	79
Convertible notes	1,289	—
Deferral of tax deduction of advertising expenses	6,404	304
Property, equipment and software	364	—
Equity investments	667	—
Others	1,619	851
Total gross deferred tax assets	410,165	229,947
Valuation allowance on deferred tax assets	(202,715)	(32,914)
Deferred tax assets, net of valuation allowance	207,450	197,033
Deferred tax liabilities:
Property, equipment and software	(285)	(141)
Derivative asset	—	(563)
Government grants	(178,090)	(181,511)
Operating lease right-of-use assets	(29,201)	(14,959)
Total deferred tax liabilities	(207,576)	(197,174)
Net deferred tax liabilities	(126)	(141)

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The deferred taxes noted above are classified as follows in the Company’s consolidated and combined balance sheets:
	As of December 31,
	2022	2021
	US$	US$
Deferred tax assets	—	—
Deferred tax liabilities	(126)	(141)
Net deferred tax liabilities	(126)	(141)
A valuation allowance is provided against deferred income tax assets when the Group determines that it is more-likely-than-not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2022, the valuation allowances of US$202,715 were related to the deferred income tax assets of the certain subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
Changes in valuation allowance are as follows:
	Year ended December 31,
	2022	2021
	US$	US$
Balance at the beginning of the year	32,914	3,130
Increase during the year	177,715	29,784
Effect of foreign currency translation	(7,914)	—
Balance at the end of the year	202,715	32,914
As of December 31, 2022, the net operating loss carryforwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$264,329, which can be carried forward for five years to offset future taxable profit. The net operating loss carryforwards of the Company’s subsidiaries and VIEs in the PRC, excluding Hong Kong, will expire during the period from year 2026 to year 2027, if unused by the following year-end:
Year ending December 31,	Amount
US$
2026	44,366
2027	219,963
Total	264,329
As of December 31, 2022, the net operating loss carryforwards of the Company’s subsidiaries incorporated in Netherlands amounted to US$49,558. Operating losses can be carried forward without time limitation but are available to offset the first EUR 1 million of taxable profits and 50% of taxable profits in excess of this of the current fiscal year.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
18.   NET LOSS PER SHARE
The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:
	Year ended December 31,
	2022	2021
	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(723,921)	(110,531)
Accretion of redeemable convertible preferred shares	(910)	—
Numerator for basic and diluted net loss per ordinary share calculation	(724,831)	(110,531)
Denominator:
Weighted average number of ordinary shares, basic and diluted	2,148,265,510	1,508,588,219
Denominator for basic and diluted net loss per ordinary share calculation	2,148,265,510	1,508,588,219
Net loss per ordinary share attributable to ordinary shareholders
– Basic and diluted	(0.34)	(0.07)
The following outstanding potentially dilutive ordinary share equivalents have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years presented due to their antidilutive effect:
	As of December 31,
	2022	2021
Redeemable convertible preferred shares (note 14)	308,052,629	—
Exchangeable notes(i)	377,512,820	233,638,036
Convertible notes(ii)	—	24,077,781
Mandatorily redeemable noncontrolling interest(iii)	12,583,761	11,681,902
Total	698,149,210	269,397,719

(i)
Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of RMB2,400,000 and RMB800,000 divided by the estimated fair value of ordinary shares as of December 31, 2022 and 2021, respectively, which were assumed to be the conversion prices as of December 31, 2022 and 2021, respectively.

(ii)
Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of RMB150,000 divided by the conversion price of RMB6.22981 per share as of December 31, 2021.

(iii)
Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of RMB80,000 and RMB40,000 divided by the estimated fair value of ordinary shares as of December 31, 2022 and 2021, respectively, which were assumed to be the conversion prices as of December 31, 2022 and 2021, respectively.

(iv)
For the year ended December 31, 2022, 46,860,000 outstanding share options are not included in the calculation of basic or diluted loss per share, as the issuance of such awards is contingent upon a Qualified IPO, which was not satisfied as of the year end.

(v)
For the year ended December 31, 2022, the warrant to purchase maximum 3,210,370 Series Pre-A Preferred Shares is not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent upon a qualifying event, which was not satisfied as of the year end.

(vi)
The exchange or conversion of Lightning Speed Exchangeable Notes or Subsidiary Convertible Note as mentioned in note 11 and note 12, respectively, have no effect on the number of the Company’s outstanding ordinary shares. The potential common shares of Lightning Speed and Ningbo Robotics, subsidiaries of the Company, were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years presented due to their antidilutive effect.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
19.   REVENUES
The Group’s revenues are disaggregated by service lines as follows:
	Year ended December 31,
	2022	2021
	US$	US$
Service line
Sales of goods – third parties
– Vehicles	828	369
– Others	335	—
	1,163	369
Sales of goods – related parties
– Others	23	—
	23	—
Subtotal	1,186	369
Services and others
– related parties	8,344	3,280
– third parties	27	38
Subtotal	8,371	3,318
Total revenues	9,557	3,687
Geographic information
The following summarizes the Group’s revenues by geographic areas (based on the locations of customers):
	Year ended December 31,
	2022	2021
	US$	US$
Mainland China	8,816	3,109
UK	437	439
Sweden	304	139
Revenues	9,557	3,687
Contract Liabilities
	As of December 31,
	2022	2021
	US$	US$
Current liabilities
– Contract liabilities – third parties	7,843	6
– Contract liabilities – related parties*	8	—
Non-current liabilities
– Contract liabilities – third parties	—	1,930
Contract liabilities, current and non-current	7,851	1,936

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

*
This item is included in accrued expenses and other current liabilities — related parties in the consolidated and combined balance sheets as of December 31, 2022 and 2021.

No revenue was recognized for amounts included in the contract liabilities balance as of the beginning of the years for the years ended December 31, 2022 and 2021, respectively.
The contract liabilities relate to up-front payments from the Group’s customers for purchase of vehicles or services in advance of transfer of the control of the products and services under the contract. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.
As of December 31, 2022 and 2021, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts are US$ 7,851 and US$1,936, respectively.
As of December 31, 2022, revenues related to remaining performance obligations that are unsatisfied are expected to be recognized in 2023.
20.   FAIR VALUE MEASUREMENT
Assets and liabilities measured at fair value on a recurring basis include derivative asset, investment securities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest.
The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and 2021.
		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets
Investment securities	8,411	8,411	—	—
Liabilities
Convertible notes	76,770	—	—	76,770
Exchangeable notes	427,112	—	—	427,112
Mandatorily redeemable noncontrolling interest	11,381	—	—	11,381
		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets
Derivative asset	2,256	—	2,256	—
Liabilities
Exchangeable notes	126,420	—	—	126,420
Convertible notes	23,445	—	—	23,445
Mandatorily redeemable noncontrolling interest	6,593	—	—	6,593

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Valuation Techniques
Derivative asset: Derivative asset represents a forward currency contract. The fair value is estimated by discounting the difference between the contractual forward price and the current available forward price for the residual maturity of the contract using observable market rates.
Investment securities: On May 13, 2022, the Group purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by ECARX Holding Inc. (“Ecarx”), which is a related party controlled by the Controlling Shareholder of the Company and listed in NASDAQ on December 21, 2022. The Group elected the fair value option to account for the investment in the Note, including the component related to accrued interest. The Group used significant unobservable inputs (Level 3) to measure the fair value of the Note and recorded a fair value gain of US$1,316 in “Investment (loss) income, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2022. Upon the listing of Ecarx on December 21, 2022, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. The Group classifies the listed equity securities as investments with readily determinable fair values and reported at fair value. As such the Group derecognized the carrying amount of the Note of US$11,316 and recognized the listed equity securities of US$11,316 at fair value on December 21, 2022. The Group values the listed equity securities using quoted prices for the underlying securities in active markets and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. As of December 31, 2022, the Group’s equity securities were US$8,411. The Group recorded a fair value loss of US$2,905 in “Investment (loss) income, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2022.
Exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest: As the Group’s exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of the exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest at inception and at each subsequent balance sheet date. See note 11, note 12 and note 15 for information about the significant unobservable inputs used in the respective fair value measurements.
The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable and other payables included in accrued expenses and other current liabilities. As of December 31, 2022 and 2021, the carrying amounts of other financial instruments approximated to their fair values due to short term maturity of these instruments. As of December 31, 2022 and 2021, the fair values of the operating leases liabilities approximated to the carrying value of operating lease liabilities, which were due to that the underlying incremental borrowing rates approximated to the market rates for similar leases with similar maturities.
The Group’s non-financial assets, such as property, equipment and software and intangible assets, would be measured at fair value only if they were determined to be impaired.
21.   SHARE-BASED COMPENSATION
The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 232,751,852. In the fourth quarter of 2022, 46,860,000 options had been granted under the 2022 Share Incentive Plan, among which 1,080,000 share options were granted to non-employee service providers for providing operation consultation and business development services, and 4,642,000 share options were granted

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
to employees of an entity controlled by the Controlling Shareholder of the Company. No share option had been granted to the Company’s directors or officers during the year ended December 31, 2022.
Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period ranged from nil to three years under which the grantees earn an entitlement to vest over such stipulated services period. The share awards are only exercisable subject to the grantee’s continuous service and the consummation of a Qualified IPO by the Group.
Share options
A summary of the share options activities for the year ended December 31, 2022 is presented below:
	Number of shares	Weighted average exercise price	Weighted average grant-date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$

Outstanding at January 1, 2022	—	—	—	—	—
Granted	46,860,000	0.64	0.42	9.78	19,526
Outstanding at December 31, 2022	46,860,000	0.64	0.42	9.78	19,526
As of December 31, 2022, no share options were exercisable since their exercisability is subject to the occurrence of a Qualified IPO.
As for the options granted to employees and non-employee service providers to purchase 42,218,000 shares, nil share-based compensation expense was recognized for these awards as the qualifying event was not probable as of December 31, 2022. The total unrecognized share-based compensation expense relating to these awards as of December 31, 2022 was US$ 17,236, of which US$ 15,551 was based on the degree of service period that had been completed as of December 31, 2022. The Group will recognize compensation expenses relating to the awards cumulatively upon the consummation of a Qualified IPO.
As for the options to purchase 4,642,000 shares granted to employees of an entity controlled by the Controlling Shareholder of the Company, the Group elects to recognize the fair value of these options as dividends to the shareholder in full upon the exercise date. The total fair value relating to these awards was US$ 2,290. Note that the company under common control is providing sports cars to the Group and the Group pays the purchase price at market rates, so no compensation expense is reflected for these grants.
The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:
Grant dates:	Year ended December 31, 2022
Risk-free interest rate(i)	3.71% – 4.15%
Expected volatility(ii)	56.13% – 56.32%
Expected dividend yield(iii)	0.00%
Exercise multiple(iv)	2.20 – 2.80
Expected terms(v)	10.00 years
Fair value of underlying ordinary share(vi)	US$0.80 – US$0.91

(i)
The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the valuation date.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(ii)
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.

(iii)
Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

(iv)
The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(v)
Expected term is the contract life of the share options.

(vi)
The estimated fair value was determined using the backsolve method based on the equity allocation model.

22.   COMMITMENTS AND CONTINGENCIES
Purchase commitment
As of December 31, 2022, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated and combined financial statements as of December 31, 2022 were as follows:
	Less than one year	More than one year	Total
	US$	US$	US$
Purchase commitment	40,348	2,711	43,059
Capital commitment
Total capital expenditures contracted but not yet reflected in the consolidated and combined financial statements as of December 31, 2022 were as follows:
	Less than one year	More than one year	Total
	US$	US$	US$
Capital expenditure commitment(i)	68,573	31,912	100,485

(i)
Represents the capital commitment on the construction of the Group’s corporate buildings, leasehold improvements and tooling.

23.   RELATED PARTY TRANSACTIONS
(a)   Related parties
Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the Controlling Shareholder of the Company
Ningbo Geely Automobile Research & Development Co., Ltd. (“Ningbo Geely R&D”)	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Liankong Technologies Co., Ltd. (“Zhejiang Liankong”)	Entity controlled by the Controlling Shareholder of the Company
Group Lotus Limited	Entity controlled by the Controlling Shareholder of the Company
Lotus Group International Limited (“LGIL”)	Entity controlled by the Controlling Shareholder of the Company

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Names of the major related parties	Nature of relationship
Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (“Founders Onshore Vehicle”)	Entity controlled by the Controlling Shareholder of the Company
Geely International (Hong Kong) Limited (“Geely HK”)	Entity controlled by the Controlling Shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the Controlling Shareholder of the Company
ECARX Holdings inc. (“Ecarx”)	Entity controlled by the Controlling Shareholder of the Company
ECARX (Hubei) Technology Co., Ltd. (“Hubei Ecarx”)	Entity controlled by the Controlling Shareholder of the Company
Hubei ECARX Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Lotus Cars Limited	Entity controlled by the Controlling Shareholder of the Company
Beijing Lotus Cars Sales Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Geely UK Limited	Entity controlled by the Controlling Shareholder of the Company
Volvo Car Corporation	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jirun Automobile Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Xuanyu Human Resources Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Business Service Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
China Euro Vehicle Technology AB	Entity controlled by the Controlling Shareholder of the Company
Radar New Energy Automobile (Zhejiang) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Group Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Lynk & Co Sales Netherlands BV	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
JChin (Shanghai) Mechanical and Electrical Equipment Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Names of the major related parties	Nature of relationship
Polestar Automotive China Distribution Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Fenghua Souvenir Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Wuxi Stardrive Technology Co., Ltd.	Entity which is under significant influence of the Company
Zhejiang Xitumeng Digital Technology Co., Ltd.	Entity that the Controlling Shareholder of the Company has significant influence
Northpole GLY 3 LP	Entity controlled by the Controlling Shareholder of the Company
During the years ended December 31, 2022 and 2021, in addition to the related party transactions disclosed note 11 of Exchangeable Notes, note 14 of Redeemable Convertible Preferred Shares and note 16 of Ordinary Shares to the financial statements, the Group entered into the following significant related party transactions.
(b)   Significant related party transactions
During the years ended December 31, 2022 and 2021, the Group entered into the following significant related party transactions:
	Year ended December 31,
	2022	2021
	US$	US$
Provision of services(i)	8,344	3,280
Sales of goods(i)	23	—

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
	Year ended December 31,
	2022	2021
	US$	US$
Purchase of Geely License((ii).a)	—	288,948
Purchase of products and services((iii).a)	44,347	14,259
Purchase of products and services for R&D activities((iii).b)	167,012	47,442
Purchase of equipment and software((iii).c)	14,240	6,255
Short-term lease cost((iii).h)	347	243
Loans to related parties((ii).d)	2,310	—
Interest income on loans due from related parties((ii).d)	24	—
Interest expense on borrowing due to related parties(iv)	90	220
Repayment of borrowing from related party(iv)	10,573	—
Acquisition of right-of-use assets(v)	214	1,333
Payment of lease liabilities(v)	98	545
Purchase of software license(vi)	28,558	—
Purchase of trademark licenses(vii)	—	116,041
Payment of consideration for acquiring Lotus Tech Innovation Centre GmbH under common control(viii)	15,512	—
Payment for purchase of a short-term investment(ix)	10,000	—
(c)   Significant related party balances
The outstanding balances mainly arising from the above transactions as of December 31, 2022 and 2021 are as follows:
	As of December 31,
	2022	2021
	US$	US$
Accounts receivable – related parties(i)	8,545	5,880
Contract liabilities – related parties*(i)	8	—
Prepayments and other current assets – related parties(ii) ((iii).a)	8,732	434,627
Accounts payable-related parties((iii).a)	5,770	—
Accrued expenses and other current liabilities – related parties*(iii)	183,216	442,000
Other non-current liabilities – related parties**((iii).i)	1,584	—
Short-term borrowings – related parties(iv)	—	11,269
Operating lease liabilities – related parties, current*(v)	13	788
Operating lease liabilities – related parties, non-current**(v)	170	—
Investment securities – related parties(ix)	8,411	—

*
These items are included in accrued expenses and other current liabilities — related parties in the consolidated and combined balance sheets as of December 31, 2022 and 2021.

**
These items are included in other non-current liabilities — related parties in the consolidated and combined balance sheets as of December 31, 2022 and 2021.

Note:
(i)
The Group sold auto parts and provided R&D services and other consulting services to related parties. The Group provided services to related parties amounting to US$8,344 and US$3,280 for the years ended December 31, 2022 and 2021, respectively. The

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Group sold auto parts to related parties amounting to US$23 and nil for the years ended December 31, 2022 and 2021, respectively. Accounts receivable due from related parties arising from provision of services in the previous year was US$4,905 as of January 1, 2021. Accounts receivable due from related parties arising from sales of goods and provision of services were US$8,545 and US$5,880 as of December 31, 2022 and 2021, respectively. As of December 31, 2022, receipts in advance of US$8 for selling BEV and auto parts were included in contract liabilities — related parties.
(ii)
Prepayments and other current assets — related parties of the Group are arising from transactions related to purchase of license, purchase of products and services (see note (iii).a), loans to related parties and cash receipts on behalf of the Group as follows.

a.
On March 12, 2021, the Group entered into a license agreement with Zhejiang Liankong, a subsidiary of Geely Holding. Under the terms of the agreement, the Group received a non-exclusive, perpetual, irrevocable and non-sublicensable license for the electric automotive chassis and autonomous driving technology platform (the “Geely License”). Under the terms of the agreement, the Group was required to pay Zhejiang Liankong RMB5,730,000 (equivalent to US$888,165). This amount was subsequently reduced to RMB1,976,000 (equivalent to US$306,285), which consist of cost of the license of RMB1,864,151 (equivalent to US$288,948) and VAT of RMB 111,849 (equivalent to US$17,337).

The Geely License is contractually restricted to be used in certain R&D projects of the Group. The Group concludes that the Geely License has no alternative future use, therefore the cost of the license has been expensed as research and development expenses in the combined statement of comprehensive loss for the year ended December 31, 2021.
The Group made a payment for the license of RMB5,730,000 (equivalent to US$888,165) to Zhejiang Liankong, and received refund of RMB1,030,000 (equivalent to US$159,653) in April 2021.
As of December 31, 2021, a receivable of RMB2,724,000 (equivalent to US$427,247) was included in prepayments and other current assets — related parties. RMB 2,524,000 (equivalent to US$395,879) was received in June 2022 and RMB200,000 (equivalent to US$31,368) was received in September 2022.
b.
Geely Holding’s subsidiary Ningbo Geely R&D received US$7,380 on behalf of the Group for R&D service as of December 31, 2021, which was included in prepayments and other current assets — related parties. The amount was fully settled during the year ended December 31, 2022.

c.
The Group paid salary and other expenses of US$244 on behalf of related parties for the year ended December 31, 2022. As of December 31, 2022, receivable of USD$244 was included in prepayments and other current assets — related parties.

d.
In the fourth quarter of 2022, the Group provided one-year unsecured loans of US$2,310 to related parties with interest rates of 3.65% – 4.5% per annum. The Group recognized interest income of US$24 for the year ended December 31, 2022. As of December 31, 2022, the receivable for the loan principal and interest of USD$2,369 was included in prepayments and other current assets — related parties.

(iii)
Accrued expenses and other current liabilities — related parties and other non-current liabilities — related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and equity transfer pursuant to Reorganization as follows.

a.
The Group purchased sports cars, BEV, auto parts and other consulting services from related parties. During the years ended December 31, 2022 and 2021, these purchases amounted to US$44,347 and US$14,259, among which, US$839 and US$331 were recognized as cost of goods sold for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, purchases including sports cars, BEV and auto parts of US$21,880 and US$1,983 were recorded as inventories.

As of December 31, 2022 and 2021, the amounts due to related parties for purchase of office materials and other consulting services of US$8,684 and US$7,395 were included in accrued expenses and other current liabilities — related parties, respectively.
As of December 31, 2022, the amounts due to related parties for purchase of BEV and auto parts of US$5,770 was included in accounts payable-related parties, and the amounts of prepayments to related parties for purchase of sports cars and auto parts of US$6,119 was included in prepayments and other current assets — related parties.
b.
The Group purchased products and services from related parties for R&D activities. Geely Holding, through its subsidiary Ningbo Geely R&D, provided the Lotus BEV Business with certain R&D support services with cost-plus margin pricing method. Hubei Ecarx provided the Group with development services for the automotive computing platform. Wuhan Geely Auto Parts provided the Group with products for R&D trial testing.

The Group recoded R&D expenses of US$167,012 and US$47,442 for the above purchase of R&D products and services during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the amounts due to related partis for purchase of R&D products and services of US$162,942 and US$150,381 were included in accrued expenses and other current liabilities — related parties, respectively.
c.
The Group purchased R&D equipment and software of US$3,729 and US$5,273 from related parties for technology development for the years ended December 31, 2022 and 2021, respectively. The Group purchased show cars of US$10,511 and US$982 from related parties for exhibition use for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the amounts due to related parties for purchase of equipment and software of US$8,366 and US$7,930 were included in accrued expenses and other current liabilities — related parties, respectively.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
d.
Geely Holding’s subsidiary Ningbo Geely R&D paid payroll and consumable materials for R&D expenditures incurred in the Lotus BEV business unit of Ningbo Geely R&D on behalf of the Group. During the year ended December 31, 2021, Ningbo Geely R&D paid US$68,798 on behalf of the Group.

In addition, Ningbo Geely R&D charged the Group a cost-plus margin of US$7,165 for the year ended December 31, 2021, which was recorded as deemed distribution to the shareholders of the Group under the Reorganization.
As of December 31, 2021, US$ 238,547 was included in accrued expenses and other current liabilities — related parties, which included the amounts due from previous years. The amount was fully paid in June 2022.
e.
Related parties paid US$2,952 and US$7,165 on behalf of the Group in association with staff salary, social welfare and other travel expenses, which were included in accrued expenses and other current liabilities — related parties as of December 31, 2022 and 2021, respectively.

f.
In January 2021, WFOE received investment amount of RMB100,000 from Geely Holding and Founders Onshore Vehicle. On December 15, 2021, Geely Holding and Founders Onshore Vehicle transferred all equity interest in WFOE to the Company’s subsidiary in Hong Kong, Lotus Advanced Technology Limited, at the consideration of RMB 100,000. As of December 31, 2021, the above payable of RMB 100,000 (equivalent to US$15,695) to Geely Holding and Founders Onshore Vehicle were included in accrued expenses and other current liabilities — related parties. The payable to Geely holding of RMB 60,000 (equivalent to US$9,361) was subsequently settled in April 2022, and the payable to Founders Onshore Vehicle of RMB40,000 (equivalent to US$5,891) was subsequently settled in May 2022.

g.
On December 29, 2021, Geely HK transferred 100% equity interest in Lotus Tech UK to the Group at the consideration of GBP10,900. As of December 31, 2021, the payable of GBP10,900 (equivalent to US$ 14,641) was included in accrued expenses and other current liabilities — related parties, which was subsequently settled in June 2022.

h.
The Group entered into short-term lease agreements with related parties to rent office spaces. During the years ended December 31, 2022 and 2021, the Group incurred short-term lease cost of US$347 and US$243, respectively. As of December 31, 2022 and 2021, payables for short-term leases of US$272 and US$246, respectively, were included in accrued expenses and other current liabilities — related parties.

i.
The Group received deposits of US$1,584 from related parties for the show cars exhibited in the stores of related parties for the year ended December 31, 2022. As of December 31, 2022, US$1,584 was included in other non-current liabilities — related parties.

(iv)
In 2019, the Company’s subsidiary, Lotus Tech UK, borrowed a one-year unsecured loan from a related party with the principal amount of US$10,211. The borrowing bears an interest rate of 2% per annum. On December 31, 2021, the Group renewed the loan with a maturity date on August 31, 2022. As of December 31, 2021, the balance of the loan of US$11,269 includes the principal amount and interest. The borrowing was included in short-term borrowings — related parties, which was repaid in August 2022. During the years ended December 31, 2022 and 2021, the Group incurred interest expenses of US$90 and US$220, respectively.

(v)
The Group entered into lease agreements with related parties to rent office spaces and parking spaces. During the years ended December 31, 2022 and 2021, the Group recognized right-of-use assets of US$214 and US$1,333 from related parties, respectively. The Group paid lease liabilities of US$98 and US$545 during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, current operating lease liabilities were US$13 and US$788, respectively, and non-current operating lease liabilities were US$170 and nil, respectively.

(vi)
On May 13, 2022, the Group entered into a software license agreement with a related party, pursuant to which, the Group was provided with a one-time amount of US$28,558 for a non-exclusive, perpetual, fully paid, non-transferable and non-sublicensable license to use the software, which is for the Group’s internal use. The Group capitalized the cost to obtain the software and recorded as property, equipment and software, which is amortized on a straight-line basis. The payable for such transaction has been settled in September 2022.

(vii)
In November 2021, the Group obtained the trademark licenses (Note 6), from Group Lotus Limited, a wholly owned subsidiary of LGIL, by issuing the Company’s 216,700,000 ordinary shares to LGIL, a related party controlled by Geely Holding.

(viii)
On December 2, 2021, the Company, through its subsidiary, Lotus Technology Innovative Limited, entered into an equity transfer agreement, pursuant to which, Lotus Technology Innovative Limited agreed to acquire 100% equity interest in Lotus Tech Innovation Centre GmbH from a related party, Geely UK Limited, at the consideration of US$15,512, which was settled in June 2022. The transaction was accounted for as common control transaction and completed in June 2022.

(ix)
On May 13, 2022, the Company purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by Ecarx. Upon the listing of Ecarx in NASDAQ on December 21, 2022, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. As of December 31, 2022, the fair value of listed equity securities was US$8,411.

(d)   Manufacturing agreement with the Geely Group
The Group entered into a manufacturing agreement with Geely Auto Wuhan Branch and Wuhan Geely Auto Parts (collectively as “OEMs”), for the manufacture of the Group’s electrical vehicles for 10 years starting

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
from 2022. Pursuant to the manufacturing agreement, the Group commissioned OEMs for the production of electrical vehicles and agreed to authorize OEMs to access the Group’s technologies for the production of such models. The Group is mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. The Group also provides OEMs the necessary intellectual properties for the manufacture of electrical vehicles. OEMs are mainly responsible for the procurement and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with the Group’s quality assurance framework and approved by OEMs. In addition, OEMs are responsible for obtaining certificates for the manufactured vehicles.
24.   SUBSEQUENT EVENTS
Management has considered subsequent events through July 12, 2023, which was the date the consolidated and combined financial statements were issued.
(i)
Merger Agreement

On January 31, 2023, L Catterton Asia Acquisition Corp, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC” or “LCAA”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) with the Company, Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub 2”), pursuant to which, among other things, (i) Merger Sub 1 will merge with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly owned subsidiary of the Company (the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of the Company (collectively, the “Business Combination”).
(ii)
Distribution Agreement

On January 31, 2023, Lotus Technology Innovative Limited, a wholly-owned subsidiary of the Company, entered into a distribution agreement with Lotus Cars, a related party of the Company, pursuant to which, Lotus Technology Innovative Limited is appointed as the global distributor for Lotus Cars for Lotus Cars’ sports car vehicles, parts and certain tools. In connection with its role as global distributor, Lotus Technology Innovative Limited will provide after sale services for Lotus Cars’ sports car vehicles, parts and tools distributed.
(iii)
Put Option Agreements

On January 31, 2023, the Company entered into put option agreements with each of Geely HK and Etika, pursuant to which each of Geely HK and Etika will have an option to require the Company to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ending December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024, at a future date and upon satisfaction of certain pre-agreed conditions, i.e. total number of vehicles sold by LGIL in 2024 exceeds 5,000. Upon exercise by the each of Geely HK and Etika of the put option, LGIL agrees to take any and all actions to distribute the Company’s shares held by LGIL on the date of the put exercise note to each of Geely HK and Etika such that Geely HK and Etika each shall receive the pro rata number of the Company’s shares held by LGIL concurrently with the completion of the exercise of the put option.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(iv)
VIE restructuring

Historically, the Company conducted its value-added telecommunication services operation in mainland China through the VIE and VIE’s subsidiaries. Since early 2023, the Group has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, the WFOE, the VIE and nominee equity holders of the VIE entered into a series of agreements (“VIE Restructuring Agreements”), pursuant to which, 1) WFOE acquired 100% equity interest in Sanya Lotus and Hangzhou Lotus Technology Service Co., Ltd., subsidiaries of the VIE; 2) all the VIE’s assets and liabilities (excluding ICP license), business contracts, intellectual properties and employees will be transferred to WFOE or subsidiaries of WFOE at nil consideration; 3) the VIE Arrangements were terminated on June 30, 2023. As of the date of issuance of the consolidated and combined financial statements, the Group does not have any VIE structure. The Restructuring will not have a material impact on the Company’s operations and financial results.
(v)
PIPE Subscription Agreements

The Company entered into certain subscription agreements (the “PIPE Subscription Agreements”) with certain investors, (the “PIPE Investors”), pursuant to which the PIPE Investors have committed to subscribe for and purchase the Company’s Ordinary Shares at $10.00 per share for an aggregate investment amount of approximately US$99,150 (“PIPE Investment”). The obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, (iii) material compliance with covenants, and (iv) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws in connection with the PIPE Investor’s outbound direct investment in the Company shall have been duly obtained and completed.
(vi)
Convertible Note Purchase Agreements

The Company entered into convertible note purchase agreements with the certain investors (“Convertible Note Purchase Agreements”), pursuant to which the Company agreed to issue US$23,000 aggregate principal amount of unsecured convertible notes (the “Pre-IPO Notes”) with maturity date being the date that is one year following the issue date, which can be extended by the investors for an additional six months. One of the investors of Pre-IPO Notes, a related party controlled by the Controlling Shareholder of the Company, agreed to subscribe a convertible note for a cash consideration of US$9,000. As of the date of issuance of the consolidated and combined financial statements, the Notes of US$11,000 have been issued. The Notes bear interest at a rate of 8% per annum. Pursuant to the terms of the Convertible Note Purchase Agreements, if the consummation of the Business Combination occurs prior the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Note will be automatically converted into fully paid and non-assessable ordinary shares of the Company upon consummation of the Business Combination at a conversion price equal to the lesser of (A) US$10.00, and (B) the lowest per share price at which any of the Company’s ordinary shares are issued in connection with PIPE investments, if any.
(vii)
Restructuring of WFOE Exchangeable Notes and mandatorily redeemable noncontrolling interest

On April 27, 2023, the Company entered into a PIPE subscription agreement with the WFOE Exchangeable Notes Holder (the “Jingkai Subscription Agreement”), pursuant to which the WFOE Exchangeable Notes Holder has committed to subscribe for and purchase the Company’s ordinary shares for US$10.00 per share, for an investment amount of RMB2,600,000 (equivalent to US$373,316), which will be settled by the then outstanding principal amount of the WFOE Exchangeable Notes. Pursuant the Jingkai Subscription Agreement, the obligations of the parties to consummate the investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, (iii) material compliance with covenants, and (iv) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws in connection with the PIPE Investor’s outbound direct investment in the Company shall have been duly obtained and completed. The Jingkai Subscription Agreement shall terminate upon the earlier to occur of (a) termination of the Merger Agreement, and (b) March 15, 2024, or such later termination date of the Merger Agreement as agreed among the parties thereto, among other things.
On April 28, 2023, the Company entered into a convertible note purchase agreement with Momenta Global Limited, a related party of Momenta, pursuant to which the Company agreed to issue to Momenta Global Limited a convertible note for a purchase price equal to US$ equivalent of RMB80,000 as calculated based on the US$/RMB central parity rate set by the People’s Bank of China as of the issue date (the “Momenta Note”) with maturity date being the date that is one year following the issue date. The Momenta Note has been issued by the Company on May 30, 2023 following the Group’s acquisition of Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of RMB80,000 pursuant to Momenta’s redemption right under the shareholder agreement of Ningbo Robotics as mentioned in note 15. The Momenta Note bears (a) a simple interest computed at a rate of 8% per annum, if the consummation of the Business Combination fails to occur on or prior to November 12, 2023 due to reasons not attributable to Momenta Global Limited, or (b) no interest, under any other circumstance. According to the terms of the Momenta Note, if the consummation of the Business Combination occurs on or prior to the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Momenta Note shall be automatically converted into such number of fully paid and non-assessable Ordinary Shares of the Company, at a conversion price equal to the lesser of (A) US$10.00 and (B) the lowest per share price at which any ordinary shares of the Company are issued in any PIPE Investment. If the consummation of the Business Combination fails to occur on or prior to the maturity date, Momenta Global Limited shall be entitled to request redemption of the then outstanding amount of the Momenta Note and the Company shall make payment of the redemption price in an amount equal to the outstanding principal amount and the accrued interest (as applicable) to Momenta Global Limited promptly (and in any event within two business days after the maturity date). In addition, each of the Company and Momenta Global Limited has a voluntary redemption right to partially redeem or request redemption of the Momenta Note at any time during the period beginning from July 1, 2023 and ending on the date on which the Momenta Note has been fully converted into the Company’s Ordinary Shares, at a redemption price that is equal to 50% of the principal amount plus any accrued but unpaid interest (as applicable) (the “Partial Redemption Price”) by providing written notice to the other party, and the Company shall make payment of the Partial Redemption Price to Momenta Global Limited within ten business days following delivery or receipt of such written notice, as the case may be.
(viii)
New grants of share options

During January to June 2023, the Company granted an aggregated number of 2,691,667 share options to employees pursuant to the 2022 Share Incentive Plan, at a weighted average exercise price of US $0.64 per share option.
(ix)
Settlement of receivable from shareholders

As of the date of the issuance of the consolidated and combined financial statements, receivable from shareholders of RMB184,195 (equivalent to US$26,447) as of December 31, 2022 was settled.
25.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
The following condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated and combined financial statements. For the purposes of presenting the Company’s separate financial information, the Company records its investments in its subsidiaries and VIE under the equity method of accounting. As of December 31, 2022 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated and combined financial statements.
(a)
Parent Company Condensed Balance Sheets

	As of December 31,
	2022	2021
	US$	US$
ASSETS
Current assets
Cash	353,107	81,749
Amounts due from inter-companies	6,089	—
Total current assets	359,196	81,749
Non-current assets
Investment securities – related parties	8,411	—
Investments in subsidiaries and consolidated VIEs	—	137,017
Total non-current assets	8,411	137,017
Total assets	367,607	218,766
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Convertible notes	—	23,445
Total current liabilities	—	23,445
Non-current liabilities
Share of losses in excess of investments in subsidiaries and consolidated VIEs	451,571	—
Total non-current liabilities	451,571	—
Total liabilities	451,571	23,445
Total mezzanine equity	368,409	—
Shareholders’ equity
Ordinary Shares	21	22
Additional paid-in capital	403,103	424,414
Receivable from shareholders	(26,447)	(106,210)
Accumulated other comprehensive income (loss)	17,707	(69)
Accumulated deficit	(846,757)	(122,836)
Total shareholders’ (deficit) equity	(452,373)	195,321
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	367,607	218,766

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(b)
Parent Company Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2022	2021
	US$	US$
Total operating expenses	(11,127)	(263)
Interest income	2,839	—
Investment loss, net	(4,242)	—
Foreign currency exchange (losses) gains, net	(13,068)	2,124
Share of losses from subsidiaries and consolidated VIEs	(698,323)	(112,392)
Loss before income taxes	(723,921)	(110,531)
Income tax expense	—	—
Net loss	(723,921)	(110,531)
Other comprehensive income (loss)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(893)	119
Foreign currency translation adjustment, net of nil income taxes	18,669	(843)
Total comprehensive loss	(706,145)	(111,255)

(c)
Parent Company Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2021
	US$	US$
Net cash generated from (used in) operating activities	2,682	(997)
Net cash used in investing activities	(113,216)	—
Net cash provided by financing activities	392,053	82,076
Effect of exchange rate changes on cash	(10,161)	670
Net increase in cash	271,358	81,749
Cash at the beginning of the year	81,749	—
Cash at the end of the year	353,107	81,749
26.   EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(i)
New issuance of WFOE Exchangeable Notes

On September 22, 2023, the Group issued the fifth tranche of WFOE Exchangeable Notes of RMB200,000 (equivalent to US$27,883) to the WFOE Exchangeable Notes Holder. The Group elected the fair value option to account for the WFOE Exchangeable Notes, including the component related to accrued interest.
(ii)
New grants of share options

From July 13, 2023 to March 4, 2024, the Company granted an aggregated number of 1,060,000 share options to employees pursuant to the 2022 Share Incentive Plan, at a weighted average exercise price of US$0.64 per share option without consideration of the recapitalization impact arising from the Business Combination.

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(iii)
Amendment on Pre-IPO Notes

On November 6, 2023, the subscription amount by the related party controlled by the Controlling Shareholder of the Company changed from US$9,000 to US$9,500.
(iv)
Pledge of assets

On October 23, 2023, pursuant to the exchangeable notes agreement entered into between the WFOE and the WFOE Exchangeable Notes Holder in September 2021, the WFOE pledged the land use right, corporate buildings and ancillary facilities located in Wuhan, China to the WFOE Exchangeable Notes Holder.
(v)
Momenta Note redemption

On November 11, pursuant to the agreement entered into between the Company and Momenta Global Limited as mentioned in note 24(vii), the Company exercised such voluntary redemption right, and subsequently made payment of the Partial Redemption Price of US$5,648 to Momenta Global Limited.
(vi)
Issuance of Pre-IPO Note

On November 14, 2023, the Company issued US$3,000 principal amount of Pre-IPO Note to an investor pursuant to the Convertible Note Purchase Agreement entered into on March 15, 2023 as mentioned in note 24(vi).
(vii)
Meritz Subscription Agreement

On November 15, 2023, the Company entered into a share subscription agreement (the “Meritz Subscription Agreement”) with Meritz Securities Co., Ltd. (“Meritz”), pursuant to which, among other things, Meritz agreed to subscribe for, and the Company agreed to issue to Meritz 50,000,000 ordinary shares (“Meritz Subscription Shares”) at a subscription price equal to US$500,000 (“Meritz Investment”), which is subject to the consummation of the Business Combination, among others. Meritz will have a right to sell, upon the occurrence of certain credit events in respect of the Company, certain collateral-related defaults, failure to comply with certain financial covenants, failure to satisfy the registration condition with respect to the Meritz Subscription Shares, or the third anniversary of the closing date of the Meritz Investment, all or part of the Meritz Subscription Shares then held by Meritz to the Company at an agreed return, i.e. 12.5% internal rate. The Company shall have certain call options to purchase up to an agreed number of Meritz Subscription Shares from Meritz, subject to satisfaction of certain conditions, in each case, at a per share price of no less than US$14.
The Company shall place an order to purchase the U.S. treasury bonds and/or bills with the principal amount of US$500,000 upon the consummation of Meritz Investment and shall deposit such U.S. treasury bonds and/or bills into the restricted securities account held by the Company (“Restricted Securities Account”). Meritz shall have the right to freely rehypothecate all collateralized U.S. treasury bonds and/or bills during the relevant security period. Upon the later of (i) three months following the consummation of Meritz Investment and (ii) satisfaction of the effective registration statement filed with and declared effective by the U.S. Securities and Exchange Commission, the Company shall be permitted to withdraw no more than US$175,000 of U.S. treasury bonds and/or bills from the Restricted Securities Account, subject to adjustment with certain cash to be released from such cash account or additional cash to be deposited into such cash account, depending on the trading price of the Company’s ordinary shares.
(viii)
PIPE Subscription Agreements

On November 20, 2023, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with Lotus Technology International Investment Limited (“LTIIL”) and Etika, pursuant to which the LTIIL and Etika have committed to subscribe for and purchase the Company’s Ordinary Shares at $10.00 per share for an aggregate investment amount of US$127,500 and US$122,500, respectively (“PIPE

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Investment”). The obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, and (iii) material compliance with covenants.
(ix)
The Business Combination was consummated on February 22, 2024 (the “Closing Date”).

Upon the consummation of the Business Combination,
(a)
2,142,922,222 issued ordinary shares of the Company held by all existing ordinary shareholders of the Company before the Business Combination were recapitalized into 474,621,603 ordinary shares;

(b)
308,052,629 of the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares;

(c)
35,849,458 ordinary shares were issued to a number of investors (the “PIPE Investors”) for a total consideration of US$358,495 (the “PIPE Transaction”);

(d)
36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder;

(e)
577,456 ordinary shares were issued to Momenta Global Limited pursuant to the conversion of Momenta Note;

(f)
2,433,912 ordinary shares were issued to a number of Pre-IPO Notes investors pursuant to the conversion of Pre-IPO Notes;

(g)
50,000,000 ordinary shares were issued to Meritz Securities Co., Ltd. (“Meritz”) for a total consideration of US$500,000, concurrent with the issuance of put option and call options as mentioned in note 26(vii). The gross proceeds of US$500,000 received was deposited in a collateral account and invested in the treasury securities;

(h)
8,427,821 ordinary shares were issued to the holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares issued to the Sponsor will remain unvested upon the consummation of the Business Combination and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date; and

(i)
9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company.

Pursuant to the Mergers above stated, LCAA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company will be

LOTUS TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of LCAA, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded.
The ordinary shares of the Company and the Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “LOT” and “LOTWW,” respectively, on February 23, 2024.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)
	Note	As of June 30, 2023	As of December 31, 2022
		US$	US$
ASSETS
Current assets
Cash	1(d)	548,286	736,605
Restricted cash	1(d)	180,049	2,392
Accounts receivable – related parties, net	25	13,575	8,545
Inventories	2	125,634	22,703
Prepayments and other current assets – third parties, net	3	25,935	44,486
Prepayments and other current assets – related parties, net	25	13,911	8,732
Total current assets		907,390	823,463
Non-current assets
Restricted cash	1(d)	692	536
Investment securities – related parties	25	7,326	8,411
Property, equipment and software, net	4	294,571	253,471
Intangible assets	5	116,352	116,364
Operating lease right-of-use assets	6	162,669	158,724
Other non-current assets – third parties	7	103,624	10,983
Other non-current assets – related parties	25	2,542	—
Total non-current assets		687,776	548,489
Total assets		1,595,166	1,371,952
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data)
	Note	As of June 30, 2023	As of December 31, 2022
		US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings – third parties	8	380,841	28,748
Accounts payable – third parties		3,549	1,466
Accounts payable – related parties	25	152,725	5,770
Contract liabilities – third parties	21	29,875	7,843
Operating lease liabilities – third parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of nil and US$716 as of June 30, 2023 and December 31, 2022, respectively)	6	17,022	15,815
Accrued expenses and other current liabilities – third parties (including accrued expenses and other current liabilities – third parties of VIEs without recourse to the Company of nil and US$35,254 as of June 30, 2023 and December 31, 2022, respectively)	9	275,569	323,299
Accrued expenses and other current liabilities – related parties (including accrued expenses and other current liabilities – related parties of VIEs without recourse to the Company of nil and US$801 as of June 30, 2023 and December 31, 2022, respectively)	25	228,390	183,237
Exchangeable notes	14	346,115	355,320
Mandatorily redeemable noncontrolling interest (including mandatorily redeemable noncontrolling interest of VIEs without recourse to the Company of nil and US$11,381 as of June 30, 2023 and December 31, 2022, respectively)	15	—	11,381
Convertible notes	16	22,415	—
Total current liabilities		1,456,501	932,879
Non-current liabilities
Contract liabilities – third parties	21	3,592	—
Operating lease liabilities – third parties (including operating lease liabilities – third parties of VIEs without recourse to the Company of nil and US$1,662 as of June 30, 2023 and December 31, 2022, respectively)	6	92,129	98,963
Put option liabilities	13	6,069	—
Exchangeable notes	14	72,628	71,792
Convertible notes	16	77,364	76,770
Deferred tax liabilities		373	126
Deferred income	10	262,948	258,450
Other non-current liabilities – third parties	11	31,636	15,824
Other non-current liabilities – related parties	25	1,710	1,754
Total non-current liabilities		548,449	523,679
Total liabilities		2,004,950	1,456,558

Commitments and contingencies (note 24)

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data)
	Note	As of June 30, 2023	As of December 31, 2022
		US$	US$
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 184,596,297 shares authorized, issued and outstanding as of June 30, 2023 and December 31, 2022; Redemption value of US$174,437 and US$174,429 as of June 30, 2023 and December 31, 2022, respectively; Liquidation preference of US$174,437 and US$174,429 as of June 30, 2023 and December 31, 2022, respectively)	17	177,329	177,284
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value per share, 123,456,332 shares authorized, issued and outstanding as of June 30, 2023 and December 31, 2022; Redemption value of US$187,813 and US$187,441 as of June 30, 2023 and December 31, 2022, respectively; Liquidation preference of US$189,724 and US$189,424 as of June 30, 2023 and December 31, 2022, respectively)	17	191,338	191,125
Total mezzanine equity		368,667	368,409
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value per share, 4,691,947,371 shares authorized as of June 30, 2023 and December 31, 2022; 2,142,922,222 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	18	21	21
Additional paid-in capital		371,173	403,103
Receivable from shareholders		—	(26,447)
Accumulated other comprehensive income		50,521	17,707
Accumulated deficit		(1,193,935)	(846,757)
Total shareholders’ deficit attributable to ordinary shareholders		(772,220)	(452,373)
Noncontrolling interests		(6,231)	(642)
Total shareholders’ deficit		(778,451)	(453,015)
Total liabilities, mezzanine equity and shareholders’ deficit		1,595,166	1,371,952
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF
COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)
		Six Months Ended June 30,
	Note	2023	2022
		US$	US$
Revenues:	21
Sales of goods (including related parties amounts of US$807 and nil for the six months ended June 30, 2023 and 2022, respectively)		124,854	549
Service revenues (including related parties amounts of US$5,021 and US$1,852 for the six months ended June 30, 2023 and 2022, respectively)		5,181	1,870
Total revenues		130,035	2,419
Cost of revenues:
Cost of goods sold (including related parties amounts of US$118,714 and US$434 for the six months ended June 30, 2023 and 2022, respectively)		(119,557)	(466)
Cost of services		(4,351)	(1,342)
Total cost of revenues		(123,908)	(1,808)
Gross profit		6,127	611
Operating expenses:
Research and development expenses (including related parties amounts of US$40,405 and US$28,780 for the six months ended June 30, 2023 and 2022, respectively)		(152,548)	(126,881)
Selling and marketing expenses (including related parties amounts of US$14,752 and US$4,896 for the six months ended June 30, 2023 and 2022, respectively)		(118,236)	(45,153)
General and administrative expenses (including related parties amounts of US$4,853 and US$5,044 for the six months ended June 30, 2023 and 2022, respectively)		(80,417)	(70,113)
Government grants		662	57,194
Total operating expenses		(350,539)	(184,953)
Operating loss		(344,412)	(184,342)
Interest expenses		(3,470)	(5,507)
Interest income		5,848	5,948
Investment income (loss), net		2,770	(2,653)
Share of results of equity method investments		(626)	(115)
Foreign currency exchange losses, net		(3,619)	(6,270)
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk		(12,758)	(13,249)
Changes in fair values of put option liabilities		3,307	—
Loss before income taxes		(352,960)	(206,188)
Income tax benefit (expense)	19	18	(104)
Net loss		(352,942)	(206,292)
Less: Net loss attributable to noncontrolling interests		(5,779)	(10)
Net loss attributable to ordinary shareholders		(347,163)	(206,282)
Accretion of Redeemable Convertible Preferred Shares		(258)	—
Net loss available to ordinary shareholders		(347,421)	(206,282)

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF
COMPREHENSIVE LOSS (Continued)
(All amounts in thousands, except for share and per share data)
		Six Months Ended June 30,
		2023	2022
		US$	US$
Loss per ordinary share
– Basic and diluted	20	(0.16)	(0.10)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
– Basic and diluted		2,142,922,222	2,153,697,360
Net loss		(352,942)	(206,292)
Other comprehensive income:
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		(1,559)	2,973
Foreign currency translation adjustment, net of nil income taxes		34,563	3,315
Total other comprehensive income		33,004	6,288
Total comprehensive loss		(319,938)	(200,004)
Less: Total comprehensive loss attributable to noncontrolling interests		(5,589)	(8)
Total comprehensive loss attributable to ordinary shareholders		(314,349)	(199,996)
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
(All amounts in thousands, except for share and per share data)
	Note	Ordinary shares		Additional paid-in capital	Receivable from shareholders	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit attributable to ordinary shareholders	Noncontrolling interests	Total shareholders’ deficit
		Number of shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022		2,142,922,222	21	403,103	(26,447)	17,707	(846,757)	(452,373)	(642)	(453,015)
Cumulative effect of adoption of new accounting standard	1(e)	—	—	—	—	—	(15)	(15)	—	(15)
Balance as of January 1, 2023		2,142,922,222	21	403,103	(26,447)	17,707	(846,772)	(452,388)	(642)	(453,030)
Net loss		—	—	—	—	—	(347,163)	(347,163)	(5,779)	(352,942)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument- specific credit risk, net of nil income taxes		—	—	—	—	(1,559)	—	(1,559)	—	(1,559)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	34,373	—	34,373	190	34,563
Total comprehensive loss		—	—	—	—	32,814	(347,163)	(314,349)	(5,589)	(319,938)
Settlement of receivable from shareholders		—	—	—	26,447	—	—	26,447	—	26,447
Deemed distribution to shareholders	12, 13	—	—	(31,672)	—	—	—	(31,672)	—	(31,672)
Accretion of Redeemable Convertible Preferred Shares	17	—	—	(258)	—	—	—	(258)	—	(258)
Balance as of June 30, 2023		2,142,922,222	21	371,173	—	50,521	(1,193,935)	(772,220)	(6,231)	(778,451)
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY (Continued)
(All amounts in thousands, except for share and per share data)
	Note	Ordinary shares		Additional paid-in capital	Receivable from shareholders	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity attributable to ordinary shareholders	Noncontrolling interests	Total shareholders’ equity
		Number of shares	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2022		2,167,000,000	22	424,414	(106,210)	(69)	(122,836)	195,321	—	195,321
Net loss		—	—	—	—	—	(206,282)	(206,282)	(10)	(206,292)
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes		—	—	—	—	2,973	—	2,973	—	2,973
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	3,313	—	3,313	2	3,315
Total comprehensive loss		—	—	—	—	6,286	(206,282)	(199,996)	(8)	(200,004)
Settlement of receivable from shareholders		—	—	—	69,143	—	—	69,143	—	69,143
Re-designation of ordinary shares to Series Pre-A Preferred Shares	18	(24,077,778)	(1)	(13,024)	—	—	—	(13,025)	—	(13,025)
Deemed distribution arising from reorganization under common control		—	—	(15,512)	—	—	—	(15,512)	—	(15,512)
Shareholder contribution related to the issuance of exchangeable notes		—	—	5,063	—	—	—	5,063	—	5,063
Contribution from a non-controlling shareholder		—	—	—	—	—	—	—	149	149
Balance as of June 30, 2022		2,142,922,222	21	400,941	(37,067)	6,217	(329,118)	40,994	141	41,135
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF
CASH FLOWS
(All amounts in thousands, except for share and per share data)
		Six Months Ended June 30,
	Note	2023	2022
Operating activities:
Net cash used in operating activities		(303,700)	(132,736)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(113,207)	(44,826)
Proceeds from disposal of property, equipment and software		312	361
Receipt of government grant related to assets		14,533	—
Payments for purchases of short-term investments		(38,254)	(69,243)
Proceeds from sales of short-term investments		37,428	—
Payments upon settlement of derivative instruments		—	(641)
Payments for investments in equity investees		(5,059)	(2,516)
Proceeds from disposal of a subsidiary, net of cash disposed	1(c)	1,379	—
Loans to related parties		(865)	—
Net cash used in investing activities		(103,733)	(116,865)
Financing activities:
Proceeds from settlement of receivable from shareholders		26,139	66,859
Proceeds from issuance of Series Pre-A Preferred Shares		—	74,155
Proceeds from issuance of exchangeable notes		—	188,586
Payment for redemption of mandatorily redeemable noncontrolling interest	15	(11,554)	—
Proceeds from issuance of convertible notes	16	22,297	75,037
Receipt of refundable deposits in connection with the issuance of Private Investment in Public Equity (“PIPE”) investments and convertible notes		11,000	—
Consideration payment in connection with reorganization		—	(50,794)
Proceeds from bank loans	8	378,691	—
Repayment of bank loans		(11,142)	—
Capital contribution by noncontrolling interests		—	149
Payment to a noncontrolling interest in the liquidation of a subsidiary		(148)	—
Net cash provided by financing activities		415,283	353,992
Effect of exchange rate changes on cash and restricted cash		(18,356)	(27,068)
Net (decrease) increase in cash and restricted cash		(10,506)	77,323
Cash and restricted cash at beginning of the period		739,533	531,452
Cash and restricted cash at end of the period		729,027	608,775
Reconciliation of cash and restricted cash:
Cash		548,286	608,775
Restricted cash, current		180,049	—
Restricted cash, non-current		692	—
Total cash and restricted cash		729,027	608,775
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF
CASH FLOWS (Continued)
(All amounts in thousands, except for share and per share data)
		Six Months Ended June 30,
	Note	2023	2022

Supplemental information
Interest paid		248	—
Income taxes paid		524	1,558
Income taxes refund		—	(4)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		73,073	9,653
Issuance of Series Pre-A Preferred Shares through conversion of a convertible note		—	23,445
Re-designation of ordinary shares into of Series Pre-A Preferred Shares		—	23,650
Accretion of Redeemable Convertible Preferred Shares	17	258	—
Payable arising from a distribution agreement	12	22,296	—
Issuance of put option liabilities	13	9,376	—
The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of Presentation

The accompanying unaudited condensed consolidated and combined financial statements of Lotus Technology Inc. (“the Company”), its consolidated subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (the “VIEs”, collectively referred to “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated and combined financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2022, and the related consolidated and combined statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year then ended.
In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2023, the results of operations and cash flows for the six months ended June 30, 2023 and 2022, have been made.
These unaudited condensed consolidated and combined financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
The Group experienced net loss of US$352,942 and net cash used in operating activities of US$303,700 for the six months ended June 30, 2023. As of June 30, 2023, the Group’s accumulated deficit was US$1,193,935.
Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months.
The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to:
a)   external financing in conjunction with the merger with L Catterton Asia Acquisition Corp, obtaining additional loans from banks or related parties, and issuance of redeemable convertible preferred shares, convertible notes or exchangeable notes to new and existing investors and renewal of existing convertible notes and exchangeable notes when they are due, though there is no assurance that the Company will be successful in obtaining such additional liquidity on terms acceptable to the Company, if at all; or failing that,
b)   a business plan to increase revenue and control operating costs and expenses to generate positive operating cash flows and optimize operational efficiency to improve the Company’s cash flow from operation. The feasibility of such plan is contingent upon many factors out of the control of the Company, and is highly uncertain and difficult to predict.
The unaudited condensed consolidated and combined financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The preparation of unaudited condensed consolidated and combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated and combined financial statements and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated and combined financial statements and accompanying notes. Significant accounting estimates include, but not limited to, standalone selling price of each distinct performance obligation in revenue recognition, lower of cost and net realizable value of inventories, useful lives and recoverability of property, equipment and software, recoverability of intangible assets with indefinite useful lives, realization of deferred tax assets, the provision for credit losses of financial assets, product warranties, determination of incremental borrowing rates for leases, and fair value determination of i) exchangeable notes; ii) convertible notes; iii) put option liabilities and iv) share-based compensation arrangements. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated and combined financial statements.
(b) Summary financial information of the Group’s VIEs in the unaudited condensed consolidated and combined financial statements
Historically, the Company conducted its value-added telecommunication services operation in Chinese mainland through the VIE and VIE’s subsidiaries, with which Wuhan Lotus Technology Co., Ltd. (“WFOE”), the Company’s wholly owned subsidiary, the VIE and the VIE’s nominee equity holders entered into certain contractual arrangements (“VIE Arrangements”). During the six months period ended June 30, 2023, the Group has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, the WFOE, the VIE and nominee equity holders of the VIE entered into a series of agreements (“VIE Restructuring Agreements”), pursuant to which, i) WFOE acquired 100% equity interest in Sanya Lotus Venture Capital Co., Ltd. (“Sanya Lotus”) and Hangzhou Lotus Technology Service Co., Ltd. (“Hangzhou Lotus”), subsidiaries of the VIE, in February 2023; ii) all the VIE’s assets and liabilities (excluding ICP license), business contracts, intellectual properties and employees were transferred to a subsidiary of WFOE at nil consideration; iii) the VIE Arrangements were terminated on June 30, 2023.
The Group concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.
Pursuant to the Restructuring, the Group ceased to consolidate the VIE on June 30, 2023. The following unaudited condensed consolidated revenues, net loss and cash flow information of the VIEs for the six months ended June 30, 2023 and 2022 have been included in the accompanying unaudited condensed consolidated and combined financial statements. All intercompany transactions and balances with the Company, and its subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
	Six Months Ended June 30,
	2023	2022
	US$	US$
Revenues	—	—
Net loss(i)	(74,137)	(8,095)
Net cash used in operating activities(ii)	(8,281)	(5,599)
Net cash used in investing activities	(38,400)	(61,164)
Net cash (used in) provided by financing activities(iii)	(107,317)	64,487
Effect of exchange rate changes on cash	(2,573)	(3,022)
Net decrease in cash	(156,571)	(5,298)
Cash at beginning of the period	156,571	49,094
Cash at end of the period	—	43,796

(i)
Net loss includes other expenses of US$56,752 and nil arising from the transfer of VIE’s assets and liabilities to a subsidiary of WFOE for the six months ended June 30, 2023 and 2022, respectively, which were eliminated upon consolidation.

(ii)
Net cash used in operating activities includes amounts of US$88,423 and nil paid to the Company’s subsidiaries and amounts of US$86,697 and nil provided by the Company’s subsidiaries for the six months ended June 30, 2023 and 2022, respectively, which were eliminated upon consolidation.

(iii)
Net cash (used in) provided by financing activities includes amounts of amounts of US$158,509 and US$10,611 paid to the Company’s subsidiaries and amounts of US$32,715 and nil provided by the Company’s subsidiaries for the six months ended June 30, 2023 and 2022, respectively, which were eliminated upon consolidation.

(c) Disposal of a subsidiary
On June 30, 2023, the Company disposed a subsidiary to a third party for cash consideration of US$1,385. The carrying amount of the net liabilities of the subsidiary on the disposal date was as follows:
US$

Cash	6
Inventories	158
Accounts receivable	1,131
Prepayments and other current assets	1,279
Property, equipment and software, net	2,784
Operating lease right-of-use assets	5,585
Other non-current assets	510
Short-term borrowings	(2,365)
Accounts payable	(1,298)
Accrued expenses and other current liabilities	(4,684)
Operating lease liabilities	(5,409)
Net liabilities	(2,303)
During the six months ended June 30, 2023, the Group provided one-year loans with aggregated principal amounts of US$2,346 bearing interest rate of 3.65% to the disposed subsidiary. Upon the disposal, the Group recognized the loan receivables of US$2,365, which were collected in August 2023.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The excess of cash consideration over the net liabilities derecognized was recognized in “Investment income (loss), net” of US$3,756 in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2023.
The Group concludes that the disposal does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.
(d) Cash and restricted cash
Cash consists of cash on hand and cash at bank. The Group does not have any cash equivalents as of June 30, 2023 and December 31, 2022.
Cash on hand and cash at bank deposited in financial institutions at various locations are as follows:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Cash balances include deposits in:
Financial institutions in Chinese mainland
– Denominated in Chinese Renminbi (“RMB”)	418,731	547,301
– Denominated in United States Dollars (“US$”)	84,828	165,068
– Denominated in Great Britain Pound (“GBP”)	125	2,984
– Denominated in Euro Dollar (“EUR”)	207	347
Total cash balances held at Chinese mainland financial institutions	503,891	715,700
Financial institutions in United Kingdom (“UK”)
– Denominated in GBP	18,358	5,778
– Denominated in USD	2,149	—
– Denominated in EUR	339	—
Total cash balances held at UK financial institutions	20,846	5,778
Financial institutions in Netherlands
– Denominated in GBP	298	18
– Denominated in EUR	15,343	8,899
– Denominated in RMB	195	—
Total cash balances held at Netherlands financial institutions	15,836	8,917
Financial institutions in Germany
– Denominated in EUR	5,288	5,347
Total cash balances held at German financial institutions	5,288	5,347
Total cash balances held at financial institutions in other jurisdictions	2,424	862
Total cash balances held at financial institutions	548,285	736,604
Cash on hand	1	1
Total cash balances	548,286	736,605
Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. The Group’s current restricted cash represents deposits made to banks to secure bank acceptance notes

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
and repayment of borrowings, and the Group’s non-current restricted cash represents deposits made to landlords for certain long-term leases.
(e) Expected Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The new accounting standard does not apply to loans and receivables between entities under common control. The Group adopted the ASC 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with accumulative effect recorded as an increase of accumulated deficit in the amount of US$15.
The Group assessed that accounts receivable, other receivables, loan receivables, short-term and long-term deposits are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and suppliers, and the related accounts receivable, loan receivables, other current assets and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.
The Company considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Company has made specific credit loss provisions on a case-by-case basis for particular aged receivable balances.
(f) Warranties
The Group provides standard warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the new vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on the estimates of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of revenues in the consolidated and combined statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.
The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.
The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance-type warranty to customers that ensures that products will function as intended and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides lifetime warranty subject to certain conditions through a

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
vehicle sales contract. The lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.
The following table shows the movement of warranty reserve:
Six Months Ended June 30, 2023
US$
Warranty at beginning of the period	—
Additions	2,309
Utilization	(215)
Foreign currency translation adjustment	(28)
Accrued warranty at end of the period	2,066
Including: Current portion of warranty	130
Non-current portion of warranty	1,936
For the six months ended June 30, 2022, nil warranty provision was recognized.
(g) Revenue recognition
Revenue is recognized when or as the control of the goods or services is transferred to customers. Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:
•
provides all of the benefits received and consumed simultaneously by the customer;

•
creates and enhances an asset that the customer controls as the Group performs; or

•
does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the observable prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may affect revenue recognition.
When either party to a contract has performed, the Group presents the contract on the consolidated balance sheets as a contract asset, a receivable or a contract liability.
A contract asset is recorded when the Group transfers a good or service to the customer before being unconditionally entitled to the consideration under the payment terms set out in the contract. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents a contract liability when the payment is received or receivable. A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
The Group generates revenue from sales of vehicles and any bundled products and services to end-users and distributors. The Group also generates revenue from provision of automotive design and development services to various automobile manufacturers. Further details of the Group’s revenue recognition policies are as follows:
Sales transactions with end-users
Sales of battery electric vehicle (“BEV”)
The Group started to deliver BEV, Eletre vehicles to customers in March 2023. In certain countries, the Group sells Eletre together with a number of bundled products and services. In those cases, the contracts with the customers include multiple distinct goods and services which are accounted for as separate performance obligations, including household charging pile or charging card with a specified spending amount (at the option of the customers), premium version of intelligent driving system and its subsequent upgrades, unlimited free battery charging in specified super charging stations operated by the Group for a specified period, lifetime warranty, maintenance services for a specified period and lifetime vehicle internet connection services.
Transaction price is allocated to each performance obligation based on the relative standalone selling price and the allocated price is recognized as revenue as follows:
•
Revenue from Eletre is recognized at a point in time when the control of Eletre is transferred to the customer, which is the point in time when the customer takes possession of and accepts the vehicle.

•
Revenue from the installed premium intelligent driving system is recognized when the functionality is activated, and the portion related to upgrades is recognized ratably over the estimated period of vehicle usage by the customer.

•
Revenue from household charging pile is recognized at a point in time when the charging pile is installed at customer’s designated location.

•
Revenue from charging cards is recognized when the customer uses the card to redeem for charging services.

•
Revenue from free battery charging service is recognized ratably over the specified service period of vehicle usage by the customer.

•
Revenue from lifetime warranty is recognized ratably over the estimated extended warranty period with reference to the standard warranty offered by the Group in other vehicles sales.

•
Revenue from maintenance services is recognized over the service period based on the number of maintenance services delivered to date relative to the estimated remaining number of maintenance services to be delivered.

•
Revenue from vehicle internet connection services is recognized ratably over the estimated useful life of the vehicle as this service is transferrable from the customer to another car user if the customer resells the vehicle.

Initial refundable deposits received from customers for intention orders prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accrued expenses and other

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
current liabilities). When vehicle purchase agreements are signed, these initial deposits are reclassified to contract liabilities. Any other non-refundable payments received prior to the transfer of goods or services are also recognized as contract liabilities.
Practical expedients and exemptions
The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales and concludes that free pick-up and delivery service for maintenance, door-to-door troubleshooting and lifetime roadside assistance are immaterial and therefore the Group does not assess whether these promised services are performance obligations. When reaching this conclusion, the Group considered that these promises are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.
Sales of sports cars
The Group generates revenue from the distribution of Lotus-brand internal combustion engine (“ICE”) sports cars developed by Lotus UK. Revenue from sports cars sales is recognized at a point in time, when the control of the sports cars is transferred to the customer, which is the point in time when the customer takes possession of and accepts the sports cars.
Sales transactions with distributors
Apart from selling vehicles to end-users, the Group also sells sports cars and BEV to distributors. In the sales transactions with distributors, the Group’s only promise is to deliver the vehicles to the distributors. Revenue from sales to distributors is recognized at a point in time, when the control of the vehicles is transferred to the distributors, which is the point in time when the distributors take possession of and accept the vehicles.
The estimated costs for the standard warranty provided by the Group are recorded as a liability when the Group transfers the control of vehicle to an end user or distributor customer.
Provision of automotive design and development services
The Group generates revenue by provision of automotive design and development services. As the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs, revenue is recognized over time, using the output or input method.
Costs incurred to fulfill such service contracts which are not in the scope of other guidance are recognized as contract cost assets when those costs:
•
relate directly to the service contracts that the Group can specifically identify;

•
are expected to be recovered; and

•
generate or enhance resources of the Group that will be used in satisfying performance obligations in the future.

(h) Concentration and Risk
Concentration of customers and suppliers
The Group’s accounts receivables are mainly due from Zhejiang Geely Holding Group (“Geely Holding”) and its subsidiaries (collectively as “Geely Group”), representing 97.34% and 96.24% of the Group’s accounts

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
receivable — related parties as of June 30, 2023 and December 31, 2022, respectively. During the six months ended June 30, 2023 and 2022, Geely Group contributed US$4,923 and US$377 of the Group’s total revenues, respectively.
One third-party customer contributed more than 10.0% of the Group’s total revenues for the six months ended June 30, 2023 was as follows. No third-party customer contributed more than 10.0% of the Group’s total revenues for the six months ended June 30, 2022.
	Six Months Ended June 30,
	2023	2022
	proportion of total revenues
Customer A	12.47%	—
Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of June 30, 2023 and December 31, 2022 were as follows.
	As of June 30, 2023	As of December 31, 2022
	proportion of total accounts receivable balances
Geely Group	57.42%	95.00%
Customer B	16.57%	—
Suppliers contributed more than 10.0% of total purchases for the six months ended June 30, 2023 and 2022 are as below.
	Six Months Ended June 30,
	2023	2022
	proportion of total purchases

Geely Group	72.72%	30.86%
Payable balances with greater than 10.0% the Group’s amounts due to suppliers as of June 30, 2023 and December 31, 2022 were as follows:
	As of June 30, 2023	As of December 31, 2022
	proportion of total payable balances
Geely Group	62.57%	38.29%
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, investment securities, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets.
Substantial all of the Group’s cash at bank is held by third-party financial institutions located in Chinese mainland. The bank deposits with financial institutions in Chinese mainland are insured by the government authority for up to RMB500. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in Chinese mainland with acceptable credit rating.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Accounts receivables are primarily derived from revenue earned from sales of sports cars and BEV, and automotive design and development services. Accounts receivable, loan receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.
2.   INVENTORIES
Inventories consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Products available for sale	111,461	13,714
Goods in transit	14,173	8,989
Total	125,634	22,703
Inventory write-downs recognized in cost of revenues for the six months ended June 30, 2023 and 2022 were US$848 and nil, respectively.
3.   PREPAYMENTS AND OTHER CURRENT ASSETS — THIRD PARTIES, NET
Prepayments and other current assets — third parties, net consisted of the following:
	Note	As of June 30, 2023	As of December 31, 2022
		US$	US$
Deductible VAT		—	36,508
Accounts receivable		9,473	111
Prepayments to third-party suppliers		5,609	2,446
Deposits		2,613	3,747
Loan receivables	1(c)	2,365	—
Others		5,915	1,674
Less: Allowance for credit losses		(40)	—
Total		25,935	44,486
The movement of the allowance for credit losses is as follows:
Six Months Ended June 30, 2023
US$
Balance as of December 31, 2022	—
Impact of adoption of ASC 326	(3)
Balance as of January 1, 2023	(3)
Provisions	(37)
Balance as of June 30, 2023	(40)

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
4.   PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Machinery and R&D equipment	22,169	16,997
Mold and tooling	80,531	79,963
Motor vehicles	46,164	15,586
Office and electronic equipment	24,885	17,271
Purchased software	51,796	49,905
Leasehold improvements	27,798	22,431
Property, equipment and software	253,343	202,153
Less: Accumulated depreciation	(36,404)	(15,455)
Construction in progress(i)	77,632	66,773
Property, equipment and software, net	294,571	253,471

(i)
Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, tooling and R&D equipment under construction.

Depreciation expenses on property, equipment and software were allocated to the following expense items:
	Six Months Ended June 30,
	2023	2022
	US$	US$
Cost of revenues	7,115	19
Research and development expenses	1,240	302
Selling and marketing expenses	6,871	592
General and administrative expenses	7,415	1,320
Total depreciation expenses	22,641	2,233
5.   INTANGIBLE ASSETS
Intangible assets consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Trademark licenses with indefinite useful lives	116,081	116,083
License plates with indefinite useful lives	271	281
Intangible assets	116,352	116,364
6.   LEASES
The Group has entered into various non-cancellable operating agreements for land use rights, certain offices, warehouses, retail and service locations and vehicles worldwide. The Group determines if an

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.
The components of lease cost were as follows:
	Six Months Ended June 30,
	2023	2022
	US$	US$
Operating lease cost	13,334	7,792
Short-term lease cost	2,901	636
Variable lease cost	62	19
Total	16,297	8,447
Certain leases have annual rent escalations based on subsequent year-to-year changes in the consumer price index (“CPI”). While operating lease liabilities are not remeasured as a result of changes to the CPI, the year-to-year changes to the CPI are treated as variable lease payments and recognized in the period in which they are incurred.
The above lease costs are recognized as cost of sales, selling and marketing expenses, general and administrative expenses and research and development expenses.
Supplemental cash flows information related to leases was as follows:
	Six Months Ended June 30,
	2023	2022
	US$	US$
Operating cash outflows for amounts included in the measurement of lease liabilities	21,051	6,148
Lease liabilities arising from obtaining right-of use assets	24,699	56,415
Supplemental balance sheet information related to leases was as follows:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Operating Leases
Operating lease right-of-use assets*	162,669	158,724
Total operating lease assets	162,669	158,724
Operating lease liabilities, current
– Operating lease liabilities-third parties	17,022	15,815
– Operating lease liabilities-related parties**	11	13
Operating lease liabilities, non-current
– Operating lease liabilities-third parties	92,129	98,963
– Operating lease liabilities-related parties***	180	170
Total operating lease liabilities	109,342	114,961

*
Operating lease right-of-use assets included land use rights with carrying amount of US$52,419 and US$43,974 as of June 30, 2023 and December 31, 2022, respectively.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
**
This item is included in accrued expenses and other current liabilities — related parties in the unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022, respectively.

***
This item is included in other non-current liabilities — related parties in the unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022, respectively.

	Six Months Ended June 30,
	2023	2022
Weighted-average remaining lease term
Operating leases	7.94 years	8.57 years
Weighted-average discount rate
Operating leases	6.93%	6.63%
7.   OTHER NON-CURRENT ASSETS — THIRD PARTIES
Other non-current assets, net consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Deposits for long-term operating leases	3,075	3,486
Prepayments for purchases of property, equipment and software	1,540	1,442
Deductible VAT	94,505	5,815
Equity investments(i)	4,504	240
Total	103,624	10,983
(i) Equity investments
During the six months ended June 30, 2023, the Group invested US$4,317 to incorporate Hubei Changjiang Chegu Industry Investment Fund Partnership (“Changjiang Chegu”) in Chinese mainland and holds 16.67% of Changjiang Chegu’s equity interests. The Group applies the equity method as it has influence over Changjiang Chegu’s operating and financial policies.
8.   SHORT-TERM BORROWINGS — THIRD PARTIES
Short-term borrowings — third parties consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Borrowings from banks	380,841	28,748
Total	380,841	28,748
During the six months ended June 30, 2023, the Group borrowed several loans due within one year or less with aggregated principal amounts of US$378,691 from banks in Chinese mainland, bearing the interest rate of one-year LPR published by China Foreign Exchange Trade System at the date of utilization plus 0.10% to 0.25% per annum, i.e., LPR+0.10% to LPR+0.25%. The interests shall be repaid quarterly or monthly. As of June 30, 2023, restricted cash of US$179,760 was pledged for certain loans with aggregated principal amount of US$150,862.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
During the six months ended June 30, 2023, the Group repaid loans with principal amount of US$11,142.
9.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — THIRD PARTIES
Accrued expenses and other current liabilities — third parties consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Accrued salaries and benefits	45,457	46,362
Payables for R&D expenses	55,831	83,261
Payables for marketing events	49,784	47,729
Payables for purchase of property, equipment and software	60,208	88,286
Refundable deposits from customers	3,080	3,410
Deposits from third parties	8,957	4,684
VAT and other taxes payables	5,888	4,843
Payables for service fees	20,963	21,176
Bank acceptance notes and letters of credit	4,352	11,025
Refundable deposits in connection with the issuance of PIPE investments and convertible notes	10,507	—
Others	10,542	12,523
Total	275,569	323,299
10.   DEFERRED INCOME
Asset-related subsidy
US$
Balance as of December 31, 2022	258,450
Subsidy received during the period	14,533
Foreign currency translation adjustment	(10,035)
Balance as of June 30, 2023	262,948
In 2021, the Group received a specific subsidy for compensating the expenditures on the construction of the Group’s corporate buildings in Wuhan city, Chinese mainland (“asset-related subsidy”). During the six months ended June 30, 2023, the Group additionally received the asset-related subsidy of US$14,533. Since the corporate buildings are still under construction as of June 30, 2023, the Group has not recognized any government grants relating to this subsidy in profit or loss.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
11.   OTHER NON-CURRENT LIABILITIES — THIRD PARTIES
Other non-current liabilities — third parties consisted of the following:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Deposits from third parties	15,861	15,824
Conditional and refundable government grants(i)	13,839	—
Others	1,936	—
Total	31,636	15,824

(i)
The Group was awarded grants from governments and conditional on the operation performance and tax contribution in certain specified regions in the next few years. The government grants have been received and recognized as other non-current liabilities, which will be released to government grants in the consolidated statements of comprehensive loss when the conditions attached for operation performance and tax contribution are satisfied. As of June 30, 2023, the Group estimated that the conditions attached for operation performance and tax contribution would be less likely to be satisfied, thus the Group classify these liabilities as other non-current liabilities.

12.   DISTRIBUTION AGREEMENT
On January 31, 2023, the Group entered into a distribution agreement with Lotus Cars Limited (“LCL”), a wholly owned subsidiary of Lotus Group International Limited (“LGIL”) and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which, the Group was appointed as the exclusive global distributor (excluding in the United States of America) to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of GBP18,055 (equivalent to US$22,296).
The Group determined that the acquisition of distribution right did not result in a change in the reporting entity and was accounted for prospectively from the date of the transfer. The acquisition of the distribution right was accounted for as a transaction between entities under common control, with the asset recognized at the historical cost of the ultimate parent. The difference between purchase price of US$22,296 and historical cost of nil was recorded as a distribution to shareholders in additional paid-in capital.
13.   PUT OPTION LIABILITIES
US$
Balance as of December 31, 2022	—
Issuance of put options	9,376
Change in fair values	(3,307)
Balance as of June 30, 2023	6,069
On January 31, 2023, the Company issued put options to each of Geely International (Hong Kong) Limited (“Geely HK”) and Etika Automotive Sdn Bhd (“Etika”) at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require the Company to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ending December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024 (the “exercise price”), if the total number of vehicles sold by LGIL in 2024 exceeds 5,000 (the “exercise condition”). Geely HK and Etika are entitled to exercise the put option on an individual standalone basis. If

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Geely HK or Etika exercises the put option, Geely HK or Etika shall put all its equity interests in Lotus Advance Technologies Sdn Bhd to the Company. The exercise price will be settled with the Company’s newly issued ordinary shares. The number of ordinary shares of the Company to be issued to each of Geely HK and Etika shall be equal to the quotient of (a) the exercise price, divided by (b) the per share listing price of ordinary shares of the Company.
The put options are determined to be freestanding financial instruments that are accounted for as liabilities in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, because the put options embody a conditional obligation that the Company may settle by issuing a variable number of its equity shares and the monetary value of the obligation is based on variation in LGIL’s financial performance other than fair value of the Company’s equity shares. The Company initially measured the put option liabilities at fair value and subsequently remeasured to fair value each period with changes recognized in profit or loss.
At initial recognition, the Company recognized the issuance of put options at its fair value of US$9,376 as dividends to the shareholders with a corresponding decrease in additional paid-in capital. The change in fair value of the put option liabilities in the amount of US$3,307 for the six months ended June 30, 2023 was recognized in the unaudited condensed consolidated and combined statements of comprehensive loss.
The fair value of the put option liabilities as of June 30, 2023 is estimated using the scenario-weighted average method with binomial model with the following assumptions:
As of June 30, 2023
Risk-free interest rate	5.27%
Expected volatility	30.34%
Expected dividend yield	0.00%
Expected term	2.00 years
Probability of exercise condition	50.00%
Fair value of underlying ordinary share of LGIL	US$1.17
14.   EXCHANGEABLE NOTES
	WFOE Exchangeable Notes	Lightning Speed Exchangeable Notes	Total
	US$	US$	US$
Balance as of December 31, 2022	355,320	71,792	427,112
Change in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	3,144	3,155	6,299
Change in fair values of exchangeable notes due to the instrument-specific credit risk	651	423	1,074
Foreign currency translation adjustment	(13,000)	(2,742)	(15,742)
Balance as of June 30, 2023	346,115	72,628	418,743
– Current portion	346,115	—	346,115
– Non-current portion	—	72,628	72,628
WFOE Exchangeable Notes
In September 2021, the Company’s subsidiary, WFOE, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, WFOE is entitled to issue, from time to time, exchangeable notes (the “WFOE Exchangeable Notes”) to obtain financing from the investor (the “WFOE Exchangeable Notes

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Holder”) up to RMB3,000,000 with coupon rate of 3% per annum. Each tranche of WFOE Exchangeable Notes is scheduled to mature on the one-year anniversary date of issuance.
As of April 26, 2023, the Group issued RMB2,800,000 to the WFOE Exchangeable Notes Holder, among which, RMB400,000 was exchanged for Series A redeemable convertible preferred shares in December 2022, and RMB400,000 issued in November 2021 and RMB1,200,000 issued in January 2022 were overdue.
On April 27, 2023, the Company entered into a subscription agreement with the WFOE Exchangeable Notes Holder (the “Jingkai Subscription Agreement”), pursuant to which the WFOE Exchangeable Notes Holder has committed to subscribe for and purchase the Company’s ordinary shares for US$10.00 per share, for an investment amount of RMB2,600,000 (equivalent to US$373,316), which will be settled by the then outstanding principal amount of the WFOE Exchangeable Notes. Pursuant to Jingkai Subscription Agreement, the obligations of the parties to consummate the investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (a) all conditions precedent under the Agreement and Plan of Merger entered with L Catterton Asia Acquisition Corp on January 31, 2023 (the “Merger Agreement”) having been satisfied or waived, and (b) all of the consents from, and filings and/or registrations with, applicable governmental authority as required by applicable PRC laws for the WFOE Exchangeable Notes Holder’s outbound direct investment in the Company shall have been duly obtained and completed (collectively as “Closing Conditions”). The Jingkai Subscription Agreement shall terminate upon the earlier to occur of (a) termination of the Merger Agreement, and (b) March 15, 2024, or such later termination date of the Merger Agreement as agreed among the parties thereto, among other things.
Pursuant to the above agreements, the maturity dates of the WFOE Exchangeable Notes were extended to the earlier of March 15, 2024 and termination of the Merger Agreement. The Group evaluated the amendment in accordance with ASC 470-50, Modifications and Extinguishments, and concluded that the change in present values of the WFOE Exchangeable Notes before and after the amendment was less than 10%. Therefore, the Group determined the amendment did not represent an extinguishment. The fair value change arising from the modification of US$661 was reflected in the fair values of the WFOE Exchangeable Notes.
The Group adopted a scenario-weighted average method to estimate the fair value of the WFOE Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the WFOE Exchangeable Notes are estimated with the following key assumptions used:
	As of June 30, 2023	As of December 31, 2022
Risk-free interest rate	1.62%	2.07%
Discount rate	20.00%	20.00%
Probability of conversion	85.00%	50.00% – 75.00%
Bond yields	5.20%	7.35% – 7.76%
Probability of occurrence of Qualified IPO	50.00%	45.00%
Lightning Speed Exchangeable Notes
In December 2022, the Company’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”) issued the first tranche of exchangeable notes (the “Lightning Speed Exchangeable

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Notes”) with the principal amount of RMB500,000 to an investor (the “Lightning Speed Exchangeable Notes Holder”). Each tranche of Lightning Speed Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance. With the consent of the Lightning Speed Exchangeable Notes Holder, Lightning Speed can extend the term of each tranche of Lightning Speed Exchangeable Notes twice, but each extension shall not exceed one year.
The Group adopted a scenario-weighted average method to estimate the fair value of the Lightning Speed Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Lightning Speed Exchangeable Notes are estimated with the following key assumptions used:
	As of June 30, 2023	As of December 31, 2022
Risk-free interest rates	2.01% – 2.28%	2.40% – 2.60%
Probability of conversion	75.00%	75.00%
Bond yield	4.89%	7.11%
15.   MANDATORILY REDEEMABLE NONCONTROLLING INTEREST
US$
Balance as of December 31, 2022	11,381
Change in fair values of mandatorily redeemable noncontrolling interest, excluding impact of instrument-specific credit risk	108
Redemption of mandatorily redeemable noncontrolling interest	(11,554)
Foreign currency translation adjustment	65
Balance as of June 30, 2023	—
On April 28, 2023, the Group and Momenta (Suzhou) Technology Limited Company (“Momenta”) entered into an agreement, pursuant to which, the Group redeemed Momenta’s 40% equity interest in Ningbo Robotics Co., Ltd. (“Ningbo Robotics”) for a cash consideration of RMB80,000 (equivalent to US$11,554) pursuant to Momenta’s redemption right under the shareholders’ agreement of Ningbo Robotics (the “Robotics Redemption”).
As mentioned in note 16, on May 30, 2023, the Company issued a convertible note to Momenta Global Limited, a related party of Momenta, following the Robotics Redemption.
Upon redemption, the accumulated recognized other comprehensive income relating to fair value changes of the mandatorily redeemable noncontrolling interest due to instrument-specific credit risk of US$17 was recycled to the consolidated and combined statements of comprehensive loss.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
16.   CONVERTIBLE NOTES
	Subsidiary Convertible Note	2023 Convertible Notes	Total
	US$	US$
Balance as of December 31, 2022	76,770	—	76,770
Issuance of convertible notes	—	22,297	22,297
Interest paid	(3,072)	—	(3,072)
Change in fair values of convertible notes, excluding impact of instrument-specific credit risk	6,232	136	6,368
Change in fair values of convertible notes due to the instrument-specific credit risk	486	(18)	468
Foreign currency translation adjustment	(3,052)	—	(3,052)
Balance as of June 30, 2023	77,364	22,415	99,779
– Current portion	—	22,415	22,415
– Non-current portion	77,364	—	77,364
Subsidiary Convertible Note
In June 2022, the Company’s subsidiary, Ningbo Robotics, issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of RMB500,000 to an investor.
The Group adopted a scenario-weighted average method to estimate the fair value of the Subsidiary Convertible Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Subsidiary Convertible Note is estimated with the following key assumptions used:
	As of June 30, 2023	As of December 31, 2022
Risk-free interest rates	2.48%	2.52% – 2.73%
Probability of conversion	10.00%	12.00%
Bond yields	5.88% – 6.79%	6.88% – 8.92%
2023 Convertible Notes
During the six months ended June 30, 2023, the Company issued the following convertible notes (“2023 Convertible Notes”).
i) Pre-IPO Notes
During March to April 2023, the Company entered into convertible note purchase agreements with the certain investors (“Convertible Note Purchase Agreements”), pursuant to which the Company agreed to issue US$23,000 aggregate principal amount of unsecured convertible notes (the “Pre-IPO Notes”) with maturity date being the date that is one year following the issue date, which can be extended by the investors for an additional six months. One of the investors of Pre-IPO Notes, a related party controlled by the Controlling Shareholder of the Company, agreed to subscribe a convertible note for a cash consideration of US$9,000,

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
which has not been issued as of June 30, 2023. As of June 30, 2023, the Pre-IPO Notes of US$11,000 have been issued. The Pre-IPO Notes bear a simple interest rate of 8% per annum. Pursuant to the terms of the Convertible Note Purchase Agreements, if the consummation of the merger with L Catterton Asia Acquisition Corp (the “Business Combination”) occurs prior to the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Pre-IPO Notes will be automatically converted into fully paid and non-assessable ordinary shares of the Company upon consummation of the Business Combination at a conversion price equal to the lesser of (A) US$10.00, and (B) the lowest per share price at which any of the Company’s ordinary shares are issued in connection with PIPE investments, if any.
ii) Momenta Note
On April 28, 2023, the Company entered into a convertible note purchase agreement with Momenta Global Limited, pursuant to which the Company agreed to issue to Momenta Global Limited a convertible note for a purchase price equal to US$ equivalent of RMB80,000 as calculated based on the US$/RMB central parity rate set by the People’s Bank of China as of the issue date (the “Momenta Note”) with maturity date being the date that is one year following the issue date. The Momenta Note in the principal amount of US$11,297 has been issued by the Company on May 30, 2023 following the Group’s acquisition of Momenta’s 40% equity interest in Ningbo Robotics for a cash consideration of RMB80,000 pursuant to Momenta’s redemption right under the shareholders’ agreement of Ningbo Robotics as mentioned in note 15. The Momenta Note bears (a) a simple interest rate of 8% per annum, if the consummation of the Business Combination fails to occur on or prior to November 12, 2023 due to reasons not attributable to Momenta Global Limited, or (b) no interest, under any other circumstance. According to the terms of the Momenta Note, if the consummation of the Business Combination occurs on or prior to the maturity date, all of the then outstanding principal amount and any accrued but unpaid interest (as applicable) of the Momenta Note shall be automatically converted into such number of fully paid and non-assessable ordinary shares of the Company, at a conversion price equal to the lesser of (A) US$10.00 and (B) the lowest per share price at which any ordinary shares of the Company are issued in any PIPE investment. If the consummation of the Business Combination fails to occur on or prior to the maturity date, Momenta Global Limited shall be entitled to request redemption of the then outstanding amount of the Momenta Note and the Company shall make payment of the redemption price in an amount equal to the outstanding principal amount and the accrued interest (as applicable) to Momenta Global Limited promptly (and in any event within two business days after the maturity date). In addition, each of the Company and Momenta Global Limited has a voluntary redemption right to partially redeem or request redemption of the Momenta Note at any time during the period beginning from July 1, 2023 and ending on the date on which the Momenta Note has been fully converted into the Company’s ordinary shares, at a redemption price that is equal to 50% of the principal amount plus any accrued but unpaid interest (as applicable) (the “Partial Redemption Price”) by providing written notice to the other party, and the Company shall make payment of the Partial Redemption Price to Momenta Global Limited within ten business days following delivery or receipt of such written notice, as the case may be.
The Group elected the fair value option for 2023 Convertible Notes, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The 2023 Convertible Notes were recognized at fair value at the issuance date and are measured subsequently at fair value.
The Group adopted a scenario-weighted average method to estimate the fair values of the 2023 Convertible Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of 2023 Convertible Notes are estimated with the following key assumptions used:

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
As of June 30, 2023
Risk-free interest rate	5.44%
Probability of conversion	50.00%
Bond yields	8.60% – 8.70%
17.   REDEEMABLE CONVERTIBLE PREFERRED SHARES
The Company’s activities with respect to the redeemable convertible preferred shares are as below:
	Series Pre-A Preferred Shares		Series A Preferred Shares		Total
	Shares	US$	Shares	US$	Shares	US$
Balance as of January 1, 2023	184,596,297	177,284	123,456,332	191,125	308,052,629	368,409
Accretion of redeemable convertible preferred shares	—	45	—	213	—	258
Balance as of June 30, 2023	184,596,297	177,329	123,456,332	191,338	308,052,629	368,667
18.   ORDINARY SHARES
Upon incorporation on August 9, 2021, the Company’s authorized shares were 5,000,000,000 shares with a par value of US$0.00001 per share.
On August 9, 2021, the Company issued 866,800,000 ordinary shares to the Founders Offshore Vehicle at RMB1 per share with total consideration of RMB866,800 (equivalent to US$133,683) to the Company. As of December 31, 2022, RMB682,605 (equivalent to US$105,607) was paid up and the remaining RMB184,195 (equivalent to US$26,447) was recorded as receivable from shareholders and presented as contra-equity. As of June 30, 2023, receivable from shareholders of RMB184,195 (equivalent to US$26,447) as of December 31, 2022 was settled.
On November 11, 2021, the Company issued 433,400,000 ordinary shares to Lotus Technology International Investment Limited, ultimately 100% owned by Geely Holding, at RMB1 per share with total consideration of RMB433,400 (equivalent to US$67,566), which was fully paid as of December 31, 2022.
On September 24, 2021, Etika, through Lotus HK, subscribed for 33.33% equity interest in WFOE at RMB1 per share with total consideration of RMB650,100 (equivalent to US$100,690) and paid up on September 28, 2021. On November 11, 2021, the Company issued 650,100,000 ordinary shares to Etika Automotive SDN BHD (“Etika”) through exchange of 100% equity interest in Lotus Advanced Technology Limited (“Lotus HK”) held by Etika.
On December 24, 2021, the Company issued 216,700,000 ordinary shares with a fair value of US$116,041 to LGIL for the “Lotus” trademark licenses licensed by Group Lotus Limited, a wholly owned subsidiary of LGIL.
On March 18, 2022, an ordinary shareholder of the Company, who is also a member of management, entered into a share purchase agreement with an investor, pursuant to which the ordinary shareholder sold its 24,077,778 ordinary shares at RMB 6.22981 per share to the investor with a cash consideration of RMB150,000 (equivalent to US$23,650). On March 22, 2022, the Company’s 24,077,778 ordinary shares were redesignated as Series Pre-A Preferred Shares. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series Pre-A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of US$13,024

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
was charged to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of US$10,625 was recognized as share-based compensation expenses, included in “General and administrative expenses” in the combined statement of comprehensive loss for the six months ended June 30, 2022.
As of June 30, 2023 and December 31, 2022, the Company was authorized to issue 4,691,947,371 ordinary shares with a par value of US$0.00001 per share, among which 2,142,922,222 shares were issued and outstanding, respectively.
19.   INCOME TAX
The statutory income tax rate for the Group’s major operating entities is 25% for the six months ended June 30, 2023 and 2022. The effective income tax rate for the six months ended June 30, 2023 and 2022 was 0.01% and (0.05%), respectively. The effective income tax rate for the six months ended June 30, 2023 and 2022 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of valuation allowance for deferred income tax assets of loss-making entities.
20.   NET LOSS PER SHARE
The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:
	Six Months Ended June 30,
	2023	2022
	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(347,163)	(206,282)
Accretion of redeemable convertible preferred shares	(258)	—
Numerator for basic and diluted net loss per ordinary share calculation	(347,421)	(206,282)
Denominator:
Weighted average number of ordinary shares, basic and diluted	2,142,922,222	2,153,697,360
Denominator for basic and diluted net loss per ordinary share calculation	2,142,922,222	2,153,697,360
Net loss per ordinary share attributable to ordinary shareholders
– Basic and diluted	(0.16)	(0.10)
The following outstanding potentially dilutive ordinary share equivalents have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years presented due to their antidilutive effect:
	As of June 30, 2023	As of June 30, 2022
Redeemable convertible preferred shares (note 17)	308,052,629	124,062,356
WFOE Exchangeable Notes(i)	204,109,698	579,710,145
Mandatorily redeemable noncontrolling interest(ii)	—	11,594,203
Share options(iii) (note 23)	46,387,767	—
Warrant(iv)	3,210,370	1,999,692
Total	561,760,464	717,366,396

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(i)
Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of RMB2,400,000 and RMB2,000,000 divided by the estimated fair value of ordinary shares as of June 30, 2023 and 2022, respectively, which were assumed to be the conversion prices as of June 30, 2023 and 2022, respectively.

(ii)
Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of RMB40,000 divided by the estimated fair value of ordinary shares as of June 30, 2022, which was assumed to be the conversion price as of June 30, 2022.

(iii)
For the six months ended June 30, 2023, 46,387,767 outstanding share options are not included in the calculation of basic or diluted loss per share, as the issuance of such awards is contingent upon a Qualified IPO, which was not satisfied as of the period end.

(iv)
For the six months ended June 30, 2023 and 2022, the warrant to purchase maximum 3,210,370 and 1,999,692 Series Pre-A Preferred Shares is not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent upon a qualifying event, which was not satisfied as of the period end.

(v)
The exchange or conversion of Lightning Speed Exchangeable Notes or Subsidiary Convertible Note to its respective equity holders as mentioned in note 14 and note 16, respectively, have no effect on the number of the Company’s outstanding ordinary shares. The potential common shares of Lightning Speed and Ningbo Robotics, subsidiaries of the Company, were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented due to their antidilutive effect.

(vi)
For the six months ended June 30, 2023, the conversion of 2023 Convertible Notes as mentioned in note 16 is not included in the calculation of basic or diluted loss per share, as the conversion is contingent upon the consummation of the Business Combination, which was not satisfied as of the period end.

(vii)
For the six months ended June 30, 2023, the put options as mentioned in note 13 are not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent on the satisfaction of exercise condition, which was not satisfied as of the period end.

21.   REVENUES
The Group’s revenues are disaggregated by service lines as follows:
	Six Months Ended June 30,
Service line	2023	2022
	US$	US$
Sales of goods – third-party end-users
– BEV	69,518	—
– ICE Sports cars	11,973	473
– Others	610	76
	82,101	549
Sales of goods – third-party distributors
– BEV	3,272	—
– ICE Sports cars	37,173	—
– Others	1,501	—
	41,946	—
Sales of goods – related parties
– BEV	436	—
– Others	371	—
	807	—
Subtotal	124,854	549
Services
– related parties	5,021	1,852

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
	Six Months Ended June 30,
Service line	2023	2022
	US$	US$
– third parties	160	18
Subtotal	5,181	1,870
Total revenues	130,035	2,419

Geographic information
The following summarizes the Group’s revenues by geographic areas (based on the locations of customers):
	Six Months Ended June 30,
	2023	2022
	US$	US$
Chinese mainland	93,013	2,048
Japan	16,217	—
UK	7,396	226
Australia	5,103	—
New Zealand	1,728	—
Dubai	1,167	—
Malaysia	1,040	—
Others	4,371	145

Revenues	130,035	2,419
Contract Liabilities
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Current liabilities
– Contract liabilities – third parties	29,875	7,843
– Contract liabilities – related parties*	493	8
Non-current liabilities
– Contract liabilities – third parties	3,592	—
Contract liabilities, current and non-current	33,960	7,851

*
This item is included in accrued expenses and other current liabilities — related parties in the unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022.

Revenue recognized during the six months ended June 30, 2023 related to contract liabilities outstanding as of December 31, 2022 was US$2,654 and no revenue was recognized during the six months ended June 30, 2022 related to contract liabilities outstanding as of December 31, 2021.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
The contract liabilities relate to up-front payments from the Group’s customers for purchase of vehicles or services in advance of transfer of the control of the products and services under the contract. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.
The Group expects that US$395,908 of transaction price allocated to unsatisfied performance obligation as of June 30, 2023 will be recognized as revenues within one year. The remaining US$14,342 will be recognized over the remaining contract periods over 1 to 10 years.
The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less.
22.   FAIR VALUE MEASUREMENT
Assets and liabilities measured at fair value on a recurring basis include investment securities, exchangeable notes, convertible notes, mandatorily redeemable noncontrolling interest and put option liabilities.
The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of June 30, 2023 and December 31, 2022.
		Fair Value Measurement at Reporting Date Using
	Fair Value as of June 30, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets
Investment securities	7,326	7,326	—	—
Liabilities
Convertible notes	99,779	—	—	99,779
Exchangeable notes	418,743	—	—	418,743
Put option liabilities	6,069	—	—	6,069
		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets
Investment securities	8,411	8,411	—	—
Liabilities
Convertible notes	76,770	—	—	76,770
Exchangeable notes	427,112	—	—	427,112
Mandatorily redeemable noncontrolling interest	11,381	—	—	11,381

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Valuation Techniques
Investment securities: On May 13, 2022, the Group purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by ECARX Holding Inc. (“Ecarx”), which is a related party controlled by the Controlling Shareholder of the Company and listed in NASDAQ on December 21, 2022. Upon the listing of Ecarx, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. The Group classifies the listed equity securities as investments with readily determinable fair values and reported at fair value. As such the Group derecognized the carrying amount of the Note of US$11,316 and recognized the listed equity securities of US$11,316 at fair value on December 21, 2022. The Group values the listed equity securities using quoted prices for the underlying securities in active markets and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. As of June 30, 2023 and December 31, 2022, the Group’s equity securities were US$7,326 and US$8,411, respectively. The Group recorded the fair value loss of US$1,085 and nil in “Investment income (loss), net” in the unaudited condensed consolidated and combined statements of comprehensive loss for the six months ended June 30, 2023 and 2022.
Put option liabilities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest: As the Group’s put option liabilities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of the put option liabilities, exchangeable notes, convertible notes and mandatorily redeemable noncontrolling interest at inception and at each subsequent balance sheet date. See notes 13, 14, 15 and 16 for information about the significant unobservable inputs used in the respective fair value measurements.
The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and other non-current liabilities and operating lease liabilities. As of June 30, 2023 and December 31, 2022, the fair values of financial assets and liabilities included in non-current assets, operating leases liabilities and other non-current liabilities approximated to their carrying values, which were due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. As of June 30, 2023 and December 31, 2022, the carrying amounts of other financial instruments approximated to their fair values due to short term maturity of these instruments.
The Group’s non-financial assets, such as property, equipment and software and intangible assets, would be measured at fair value only if they were determined to be impaired.
23.   SHARE-BASED COMPENSATION
The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 232,751,852. For the six months ended June 30, 2023, the Company granted an aggregated number of 2,691,667 share options to employees. No share option had been granted to the Company’s directors or officers during the six months ended June 30, 2023.
Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period ranged from nil to three years under which the grantees earn an entitlement to vest over such stipulated services period. The share awards are only exercisable subject to the grantee’s continuous service and the consummation of a Qualified IPO by the Group.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Share options
A summary of the share options activities for the six months ended June 30, 2023 is presented below:
	Number of shares	Weighted average exercise price	Weighted average grant-date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2023	46,860,000	0.64	0.42
Granted	2,691,667	0.64	1.03
Forfeited	(3,163,900)	0.64	0.42
Outstanding at June 30, 2023	46,387,767	0.64	0.45	9.31	48,921
As of June 30, 2023, no share options were exercisable since their exercisability is subject to the occurrence of a Qualified IPO.
As of June 30, 2023, for the cumulative options granted to employees and non-employee service providers to purchase 41,745,767 shares, nil share-based compensation expense was recognized for these awards as the qualifying event was not probable as of June 30, 2023. The total unrecognized share-based compensation expense relating to these awards as of June 30, 2023 was US$18,679, of which US$15,435 was based on the degree of service period that had been completed as of June 30, 2023. The Group will recognize compensation expenses relating to the awards cumulatively upon the consummation of a Qualified IPO.
As of June 30, 2023, for the cumulative options granted to employees of an entity controlled by the Controlling Shareholder of the Company to purchase 4,642,000 shares, the Group elects to recognize the fair value of these options as dividends to the shareholder in full upon the exercise date. The total fair value relating to these awards was US$2,290. Note that the company under common control is providing sports cars to the Group and the Group pays the purchase price at market rates, so no compensation expense is reflected for these grants.
The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:
Grant dates:	Six Months Ended June 30, 2023

Risk-free interest rate(i)	3.40% – 3.96%
Expected volatility(ii)	55.03% – 56.33%
Expected dividend yield(iii)	0.00%
Exercise multiple(iv)	2.20 – 2.80
Expected terms(v)	10.00 years
Fair values of underlying ordinary share(vi)	US$1.31 – US$1.63

(i)
The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the valuation date.

(ii)
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.

(iii)
Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(iv)
The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(v)
Expected term is the contract life of the share options.

(vi)
The estimated fair value was determined using the discounted cash flow method based on the equity allocation model.

24.   COMMITMENTS AND CONTINGENCIES
Purchase commitment
As of June 30, 2023, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated and combined financial statements as of June 30, 2023 were as follows:
	Less than one year	More than one year	Total
	US$	US$	US$
Purchase commitment	138,165	—	138,165
Capital commitment
Total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated and combined financial statements as of June 30, 2023 were as follows:
	Less than one year	More than one year	Total
	US$	US$	US$
Capital expenditure commitment(i)	42,052	8,105	50,157

(i)
Represents the capital commitment on the construction of the Group’s corporate buildings, leasehold improvements and tooling.

Lease commitment
As of June 30, 2023, the Group had future minimum lease payments for non-cancelable short-term operating leases of US$24.
25.   RELATED PARTY TRANSACTIONS
(a) Related parties
Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the Controlling Shareholder of the Company
Ningbo Geely Automobile Research & Development Co., Ltd. (“Ningbo Geely R&D”)	Entity controlled by the Controlling Shareholder of the Company
Group Lotus Limited	Entity controlled by the Controlling Shareholder of the Company
LGIL	Entity controlled by the Controlling Shareholder of the Company

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
Names of the major related parties	Nature of relationship
Geely HK	Entity controlled by the Controlling Shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the Controlling Shareholder of the Company
Ecarx	Entity controlled by the Controlling Shareholder of the Company
ECARX (Hubei) Technology Co., Ltd. (“Hubei Ecarx”)	Entity controlled by the Controlling Shareholder of the Company
Lotus Cars Limited	Entity controlled by the Controlling Shareholder of the Company
Volvo Car Corporation	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Xuanyu Human Resources Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Business Service Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
China Euro Vehicle Technology AB	Entity controlled by the Controlling Shareholder of the Company
Radar New Energy Automobile (Zhejiang) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Group Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Lynk & Co Sales Netherlands BV	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jisu Supply Chain Management Co. Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Xitumeng Digital Technology Co., Ltd.	Entity that the controlling shareholder of the Company has significant influence
Wuhan Quanqing Information Technology Co., Ltd. (“Wuhan Quanqing”)	Entity which is under significant influence of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
During the six months ended June 30, 2023 and 2022, in addition to the related party transactions disclosed in note 12 of distribution agreement, note 13 of put option liabilities, note 16 of convertible notes and note 18 of ordinary shares, the Group entered into the following significant related party transactions.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(b) Significant related party transactions
During the six months ended June 30, 2023 and 2022, the Group entered into the following significant related party transactions:
	Six Months Ended June 30,
	2023	2022
	US$	US$
Provision of services(i)	5,021	1,852
Sales of goods(i)	807	—
	Six Months Ended June 30,
	2023	2022
	US$	US$
Purchase of products and services((iii).a)	264,440	10,082
Purchase of products and services for R&D activities((iii).b)	40,348	28,749
Purchase of equipment and software((iii).c)	3,943	1,779
Short-term lease cost((iii).e)	63	102
Loans to related parties((ii).b)	865	—
Interest income on loans due from related parties((ii).b)	57	—
Interest expense on borrowing due to related parties(iv)	—	52
Acquisition of right-of-use assets(v)	8	—
Payment of lease liabilities(v)	10	40
Payments on behalf of related parties((ii).a)	1,405	—
Payments by related parties on behalf of the Group((iii).d)	8,308	5,269
(c) Significant related party balances
The outstanding balances mainly arising from the above transactions as of June 30, 2023 and December 31, 2022 are as follows:
	As of June 30, 2023	As of December 31, 2022
	US$	US$
Accounts receivable – related parties, net(i)	13,575	8,545
Contract liabilities – related parties*(i)	493	8
Prepayments and other current assets – related parties, net(ii)	13,911	8,732
Accounts payable-related parties((iii).a)	152,725	5,770
Accrued expenses and other current liabilities – related parties*(iii)	227,886	183,216
Other non-current assets – related parties((ii).d)	2,542	—
Other non-current liabilities – related parties**((iii).f)	1,530	1,584
Operating lease liabilities – related parties, current*(v)	11	13
Operating lease liabilities – related parties, non-current**(v)	180	170
Investment securities – related parties(vi)	7,326	8,411

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

*
These items are included in accrued expenses and other current liabilities — related parties in the unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022.

**
These items are included in other non-current liabilities — related parties in the unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022.

Note:
(i)
The Group sold BEV, auto parts and provided R&D services and other consulting services to a number of related parties. The Group provided services to related parties amounting to US$5,021 and US$1,852 for the six months ended June 30, 2023 and 2022, respectively. The Group sold BEV and auto parts to related parties amounting to US$807 and nil for the six months ended June 30, 2023 and 2022, respectively. Accounts receivable due from related parties arising from sales of goods and provision of services were US$13,575 and US$8,545 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023 and December 31, 2022, receipts in advance of US$493 and US$8 for selling BEV and auto parts were included in contract liabilities — related parties, respectively.

(ii)
Prepayments and other current assets — related parties and other non-current asset — related parties of the Group are arising from transactions related to purchase of products, services and equipment (see note (iii).a), loans to related parties and cash paid on behalf of related parties as follows.

a.
The Group paid salary and other expenses of US$1,405 and nil on behalf of related parties for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, receivable of US$1,875 and US$244 were included in prepayments and other current assets — related parties.

b.
During the six months ended June 30, 2023, the Group provided one-year unsecured loans of US$865 to related parties with interest rates of 3.65%-4.5% per annum, respectively. The Group recognized interest income of US$57 for the six months ended June 30, 2023. As of June 30, 2023 and December 31, 2022, the receivables for the loan principal and interest of US$3,156 and US$2,369 were included in prepayments and other current assets — related parties.

c.
As of January 1, 2023, upon the adoption of ASC 326 as mentioned in note 1(e), the expected credit loss provision for prepayments and other current assets — related parties was US$12. For the six months ended June 30, 2023, the Group recorded US$5 in expected credit losses for prepayments and other current assets — related parties in general and administrative expenses. As of June 30, 2023, the expected credit loss provision recorded in prepayments and other current assets — related parties was US$17.

d.
As mentioned in note ((iii).a) and note ((iii).c) below, the amounts of prepayments to related parties for purchase of vehicles and auto parts of US$8,897 and US$6,119 were included in prepayments and other current assets — related parties as of June 30, 2023 and December 31, 2022, respectively. The amounts of prepayments to relate party for purchase of equipment of US$2,542 was included in other non-current assets-related parties as of June 30, 2023.

(iii)
Accounts payable-related parties, accrued expenses and other current liabilities — related parties and other non-current liabilities — related parties are arising from transactions related to purchase of products and services, purchase of equipment and software as follows.

a.
The Group purchased sports cars, BEV, auto parts, commercial services relating to sales of sports cars and other consulting services from a number of related parties. During the six months ended June 30, 2023 and 2022, the purchases amounted to US$264,440 and US$10,082, among which, US$118,714 and US$434 were recognized as cost of goods sold for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, purchases including sports cars, BEV and auto parts of US$122,716 and US$21,880 were recorded as inventories.

As of June 30, 2023 and December 31, 2022, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and other consulting services of US$11,333 and US$8,684 were included in accrued expenses and other current liabilities — related parties, respectively.
As of June 30, 2023 and December 31, 2022, the amounts due to related parties for purchase of sports cars, BEV and auto parts of US$152,725 and US$5,770 were included in accounts payable-related parties, respectively.
b.
The Group purchased products and services from related parties for R&D activities. Geely Holding, through its subsidiaries, Ningbo Geely R&D and Wuhan Geely Auto Parts, provided R&D support services with cost-plus margin pricing method to the Group.

The Group recorded R&D expenses of US$40,348 and US$28,749 for the above purchases of R&D products and services during the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, the amounts due to related partis for purchases of R&D products and services of US$178,865 and US$162,942 were included in accrued expenses and other current liabilities — related parties, respectively.
c.
The Group purchased equipment and software of US$3,943 and US$1,779 from related parties for office use for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, the amounts due to

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
related parties for purchase of equipment and software of US$11,447 and US$8,366 were included in accrued expenses and other current liabilities — related parties, respectively.
d.
For the six months ended June 30, 2023 and 2022, amounts of US$8,308 and US$5,269 was paid by related parties on behalf of the Group in association with staff salary, social welfare and other travel expenses. As of June 30, 2023 and December 31, 2022, payables of US$3,367 and US$2,952 were included in accrued expenses and other current liabilities — related parties, respectively.

e.
The Group entered into short-term lease agreements with related parties to rent office spaces. During the six months ended June 30, 2023 and 2022, the Group incurred short-term lease cost of US$63 and US$102, respectively. As of June 30, 2023 and December 31, 2022, payables for short-term leases of US$28 and US$272, respectively, were included in accrued expenses and other current liabilities — related parties.

f.
The Group received deposits of US$3 and nil from related parties for sales of Lotus brand peripheral products for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, US$1,530 and US$1,584 were included in other non-current liabilities — related parties, respectively.

g.
On January 31, 2023, the Group entered into a distribution agreement with Lotus Cars Limited (“LCL”), a wholly owned subsidiary of Lotus Group International Limited (“LGIL”) and ultimately controlled by the Controlling Shareholder of the Company, pursuant to which the Group was appointed as the exclusive global distributor (excluding in the United States of America) to distribute certain models of vehicles and to provide after-sale services and brand, marketing and public relations for such vehicles distributed by it since January 31, 2023, for a cash consideration of GBP18,055 (equivalent to US$22,296). As of June 30, 2023, payable for the distribution right of US$22,846 were included in accrued expenses and other current liabilities — related parties.

(iv)
In 2019, the Company’s subsidiary, Lotus Tech Creative Centre Limited, borrowed a one-year unsecured loan from a related party with the principal amount of US$10,211. The borrowing bears an interest rate of 2% per annum. On December 31, 2021, the Group renewed the loan with a maturity date on August 31, 2022. The borrowing was included in short-term borrowings — related parties, which was repaid in August 2022. During the six months ended June 30, 2023 and 2022, the Group incurred interest expenses of US$ nil and US$52, respectively.

(v)
The Group entered into lease agreements with related parties to rent office spaces and parking spaces. During the six months ended June 30, 2023 and 2022, the Group recognized right-of-use assets of US$8 and nil from related parties, respectively. The Group settled lease liabilities of US$10 and US$40 during the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, current operating lease liabilities were US$11 and US$13, respectively, and non-current operating lease liabilities were US$180 and US$170, respectively.

(vi)
On May 13, 2022, the Company purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by Ecarx. Upon the listing of Ecarx in NASDAQ on December 21, 2022, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. As of June 30, 2023 and December 31, 2022, the fair value of listed equity securities were US$7,326 and US$8,411, respectively.

(d) Manufacturing agreement with the Geely Group
The Group entered into a manufacturing agreement with Geely Auto Wuhan Branch and Wuhan Geely Auto Parts (collectively as “OEMs”), for the manufacture of the Group’s electrical vehicles for 10 years starting from 2022. Pursuant to the manufacturing agreement, the Group commissioned OEMs for the production of electrical vehicles and agreed to authorize OEMs to access the Group’s technologies for the production of such models. The Group is mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. The Group also provides OEMs the necessary intellectual properties for the manufacture of electrical vehicles. OEMs are mainly responsible for the procurement and inspection of raw materials, production planning, production quality control and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with the Group’s quality assurance framework and approved by OEMs. In addition, OEMs are responsible for obtaining certificates for the manufactured vehicles.
(e) Lotus Application Entrusted Operation & Maintenance Contract with Wuhan Quanqing
The Group entered into an application entrusted operation & maintenance contract with Wuhan Quanqing, in May 2023. Pursuant to the contract, the Group will pay Wuhan Quanqing certain service fee for the entrusted daily operation and maintenance service provided by Wuhan Quanqing for the Group’s Lotus App. As of June 30, 2023, nil service fee has been incurred.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
26.   SUBSEQUENT EVENTS
Management has considered subsequent events through March 4, 2024, which was the date the unaudited condensed consolidated and combined financial statements were issued.
(i)
Merger Agreement

On January 31, 2023, L Catterton Asia Acquisition Corp, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC” or “LCAA”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) with the Company, Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub 2”), pursuant to which, among other things, (i) Merger Sub 1 will merge with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly owned subsidiary of the Company (the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of the Company (collectively, the “Business Combination”). The proposed transaction is expected to be completed, subject to, satisfaction of the conditions stated in the Merger Agreement and other customary closing conditions.
(ii)
New issuance of WFOE Exchangeable Notes

On September 22, 2023, the Group issued the fifth tranche of WFOE Exchangeable Notes of RMB200,000 (equivalent to US$27,883) to the WFOE Exchangeable Notes Holder. The Group elected the fair value option to account for the WFOE Exchangeable Notes, including the component related to accrued interest.
(iii)
New grants of share options

From July 13, 2023 to March 4, 2024, the Company granted an aggregated number of 1,060,000 share options to employees pursuant to the 2022 Share Incentive Plan, at a weighted average exercise price of US$0.64 per share option without consideration of the recapitalization impact arising from the Business Combination.
(iv)
Amendment on Pre-IPO Notes

On November 6, 2023, the subscription amount by the related party controlled by the Controlling Shareholder of the Company changed from US$9,000 to US$9,500.
(v)
Pledge of assets

On October 23, 2023, pursuant to the exchangeable notes agreement entered into between the WFOE and the WFOE Exchangeable Notes Holder in September 2021, the WFOE pledged the land use right, corporate buildings and ancillary facilities located in Wuhan, China to the WFOE Exchangeable Notes Holder.
(vi)
Momenta Note redemption

On November 11, pursuant to the agreement entered into between the Company and Momenta Global Limited as mentioned in note 16, the Company exercised such voluntary redemption right, and subsequently made payment of the Partial Redemption Price of US$5,648 to Momenta Global Limited.

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(vii)
Issuance of Pre-IPO Note

On November 14, 2023, the Company issued US$3,000 principal amount of Pre-IPO Note to an investor pursuant to the Convertible Note Purchase Agreement entered into on March 15, 2023 as mentioned in note 16.
(viii)
Meritz Subscription Agreement

On November 15, 2023, the Company entered into a share subscription agreement (the “Meritz Subscription Agreement”) with Meritz Securities Co., Ltd. (“Meritz”), pursuant to which, among other things, Meritz agreed to subscribe for, and the Company agreed to issue to Meritz 50,000,000 ordinary shares (“Meritz Subscription Shares”) at a subscription price equal to US$500,000 (“Meritz Investment”), which is subject to the consummation of the Business Combination, among others. Meritz will have a right to sell, upon the occurrence of certain credit events in respect of the Company, certain collateral-related defaults, failure to comply with certain financial covenants, failure to satisfy the registration condition with respect to the Meritz Subscription Shares, or the third anniversary of the closing date of the Meritz Investment, all or part of the Meritz Subscription Shares then held by Meritz to the Company at an agreed return, i.e. 12.5% internal rate. The Company shall have certain call options to purchase up to an agreed number of Meritz Subscription Shares from Meritz, subject to satisfaction of certain conditions, in each case, at a per share price of no less than US$14.
The Company shall place an order to purchase the U.S. treasury bonds and/or bills with the principal amount of US$500,000 upon the consummation of Meritz Investment and shall deposit such U.S. treasury bonds and/or bills into the restricted securities account held by the Company (“Restricted Securities Account”). Meritz shall have the right to freely rehypothecate all collateralized U.S. treasury bonds and/or bills during the relevant security period. Upon the later of (i) three months following the consummation of Meritz Investment and (ii) satisfaction of the effective registration statement filed with and declared effective by the U.S. Securities and Exchange Commission, the Company shall be permitted to withdraw no more than US$175,000 of U.S. treasury bonds and/or bills from the Restricted Securities Account, subject to adjustment with certain cash to be released from such cash account or additional cash to be deposited into such cash account, depending on the trading price of the Company’s ordinary shares.
(ix)
PIPE Subscription Agreements

On November 20, 2023, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with LTIIL and Etika, pursuant to which the LTIIL and Etika have committed to subscribe for and purchase the Company’s Ordinary Shares at $10.00 per share for an aggregate investment amount of US$127,500 and US$122,500, respectively (“PIPE Investment”). The obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects, and (iii) material compliance with covenants.
(x)
The Business Combination was consummated on February 22, 2024 (the “Closing Date”).

Upon the consummation of the Business Combination,
(a)   2,142,922,222 issued ordinary shares of the Company held by all existing ordinary shareholders of the Company before the Business Combination were recapitalized into 474,621,603 ordinary shares;
(b)   308,052,629 of the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares;

LOTUS TECHNOLOGY INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)
(c)   35,849,458 ordinary shares were issued to a number of investors (the “PIPE Investors”) for a total consideration of US$358,495 (the “PIPE Transaction”);
(d)   36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder;
(e)   577,456 ordinary shares were issued to Momenta Global Limited pursuant to the conversion of Momenta Note;
(f)   2,433,912 ordinary shares were issued to a number of Pre-IPO Notes investors pursuant to the conversion of Pre-IPO Notes;
(g)   50,000,000 ordinary shares were issued to Meritz Securities Co., Ltd. (“Meritz”) for a total consideration of US$500,000, concurrent with the issuance of put option and call options as mentioned in note 26(viii). The gross proceeds of US$500,000 received was deposited in a collateral account and invested in the treasury securities;
(h)   8,427,821 ordinary shares to the holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares issued to the Sponsor will remain unvested upon the consummation of the Business Combination and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date; and
(i)   9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company.
Pursuant to the Mergers above stated, LCAA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company will be represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of LCAA, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded.
The ordinary shares of the Company and the Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “LOT” and “LOTWW,” respectively, on February 23, 2024.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime.
The Amended Articles provide that every director (including alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of us (but not including our auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere.
We have also entered into indemnification agreements with our directors and executive officers under the laws of the Cayman Islands, pursuant to which we will agree to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements will be subject to certain customary restrictions and exceptions.
In addition, we maintain standard policies of insurance under which coverage is provided to our directors and executive officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and executive officers pursuant to the above indemnification provision or otherwise as a matter of law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.
Item 7.   Recent Sales of Unregistered Securities.
In the past three years, we have issued the following securities that were not registered under the Securities Act, considering the impact of the 10-for-1 stock split effected on March 15, 2022 as discussed below. Each of these securities were issued in reliance upon the exemptions provided by Section 4(a)(2) and/or Regulation S under the Securities Act. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Certain investors	Various dates from August 9, 2021 — December 24, 2021	2,167,000,000	RMB1,950,300,000 plus certain trademark use rights
Series Pre-A Preferred
Certain investors	Various dates from February 28, 2022 — July 26, 2022	184,596,297	RMB1,000,000,000
Series A Preferred
Certain investors	October 11, 2022 and December 30, 2022	123,456,332	RMB1,000,000,000 plus US$45,000,000
Options
Certain directors, employees, and consultants	Various dates from October 10, 2022 to November 1, 2023	50,361,667
On March 15, 2022, LTC declared a 10-for-1 stock split in the form of a stock dividend and such stock dividend is distributed to all the shareholders of LTC in proportion to their respective shareholdings in LTC. Before the stock dividend, LTC had 216,700,000 ordinary shares and 2,407,778 Series Pre-A Preferred Shares issued and outstanding with a par value of US$0.00001 per share. After the stock dividend, LTC had 2,167,000,000 ordinary shares and 24,077,780 Series Pre-A Preferred Shares issued and outstanding.
On March 22, 2022, 24,077,778 ordinary shares were redesignated as Series Pre-A Preferred Shares.
In connection with the Business Combination and on the Closing Date, (i) the Preferred Share Conversion was effected immediately prior to the First Effective Time; (ii) immediately following the Preferred Share Conversion but immediately prior to the Recapitalization, the Re-designation was effected; (iii) the Recapitalization was effected; (iv) 122,446,496 Ordinary Shares were issued to the PIPE Investors; and (v) 3,011,368 Ordinary Shares were issued to the CB Investors.
Item 8.   Exhibits
Exhibit No.	Description
2.1
First Amended and Restated Agreement and Plan of Merger, dated as of October 11, 2023, by and among Lotus Technology Inc., Lotus Temp Limited, Lotus EV Limited and L Catterton Asia Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

3.1
Sixth Amended and Restated Memorandum and Articles of Association of Lotus Technology Inc., as currently in effect (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.1	Specimen American Depositary Receipt (included as Exhibit A to Exhibit 4.2)
4.2*	Deposit Agreement, dated as of January 29, 2024, by and among Lotus Technology Inc., the depositary named therein, and holders and beneficial owners of the American Depositary Shares.
4.3
Warrant Agreement, dated as of March 10, 2021, between L Catterton Asia Acquisition Corp and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.4
Specimen Ordinary Share Certificate of Lotus Technology Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

Exhibit No.	Description
4.5	Specimen Warrant Certificate of Lotus Technology Inc. (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
4.6*
Assignment, Assumption and Amendment Agreement, dated as of February 22, 2024, by and among L Catterton Asia Acquisition Corp, Lotus Technology Inc., Continental Stock Transfer & Trust Company and Equiniti Trust Company, LLC

4.7
Registration and Shareholder Rights Agreement, dated as of March 10, 2021, by and among L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and certain shareholders of L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

4.8*	Registration Rights Agreement, dated as of February 22, 2024, by and among Lotus Technology Inc., LCA Acquisition Sponsor, LP and other parties named therein.
5.1**	Opinion of Maples and Calder (Hong Kong) LLP as to validity of ordinary shares of Lotus Technology Inc.
5.2**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the warrants of Lotus Technology Inc.
10.1
Investment Management Trust Agreement, dated as of March 10, 2021, by and between Continental Stock & Trust Company and L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.2
Administrative Support Agreement, dated as of March 10, 2021, by and between LCA Acquisition Sponsor, LP and L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.3
Letter Agreement, dated as of March 10, 2021, among LCA Acquisition Sponsor, LP, L Catterton Asia Acquisition Corp and officers and directors of L Catterton Asia Acquisition Corp (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.4
Sponsor Support Agreement, dated as of January 31, 2023, by and among Lotus Technology Inc., L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and other parties named therein (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.5
Amendment to Sponsor Support Agreement, dated as of November 13, 2023, by and among Lotus Technology Inc., L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Amendment No. 1 to Form F-4 (File No. 333-275001) filed with the SEC on November 15, 2023)

10.6
Shareholder Support Agreement, dated as of January 31, 2023, by and among Lotus Technology Inc., L Catterton Asia Acquisition Corp, and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.7#
Distribution Agreement dated January 31, 2023 between Lotus Cars Limited and Lotus Technology Innovative Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Amendment No. 1 to Form F-4 (File No. 333-275001) filed with the SEC on November 15, 2023)

Exhibit No.	Description
10.8
Put Option Agreement dated January 31, 2023 among Lotus Technology Inc., Geely International (Hong Kong) Limited, Lotus Advance Technologies Sdn Bhd and Lotus Group International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.9
Put Option Agreement dated January 31, 2023 among Lotus Technology Inc., Etika Automotive Sdn Bhd, Lotus Advance Technologies Sdn Bhd and Lotus Group International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.10††	Lotus Technology Inc. 2022 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
10.11
Form of Indemnification Agreement between Lotus Technology Inc. and each executive officer of Lotus Technology Inc. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.12
English translation of form of Employment Agreement between Wuhan Lotus Technology Limited Company Ltd. and each executive officer of Lotus Tech. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.13†#
English Translation of EPA/LAMBDA/ALPHA Development Agreement dated March 24, 2021 between Wuhan Lotus Cars Co., Ltd and Ningbo Geely Automobile Research and Development Co., Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.14#
English Translation of Technology License Agreement dated December 20, 2021 between Wuhan Lotus Cars Co., Ltd and Zhejiang Liankong Technology Co., Ltd (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.15†#
Trademarks License Agreement dated November 4, 2021 between Lotus Advanced Technology Limited and Group Lotus Limited (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.16†#
Trademarks License Agreement dated November 4, 2021 between Lotus Technology International Limited and Group Lotus Limited (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.17†#
English Translation of Manufacture Cooperation Agreement dated June 21, 2022 among Wuhan Lotus Cars Co., Ltd, Wuhan Lotus Cars Sales Limited, Wuhan Branch of Zhejiang Geely Automobile Co., Ltd. and Wuhan Geely Auto Parts Co., Ltd (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.18†#
English Translation of Convertible Note Investment Agreement dated September 23, 2021 among Hubei Changjiang Jingkai Automobile Industry Investment Fund Partnership (Limited Partnership), Wuhan Lotus Technology Co., Ltd., Zhejiang Geely Holding Group, and Ningbo Juhe Yinqing Enterprise Management Consulting Partnership (Limited Partnership) (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

Exhibit No.	Description
10.19†#
English Translation of Investment Agreement of Ningbo Lotus Robotics Co., Ltd dated June 1, 2022 among Hangzhou Bay Capital, Ningbo Lotus Robotics Co., Ltd and others (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.20†#
English Translation of Convertible Note Investment Agreement dated November 8, 2022 among Hangzhou Fuyang Development Zone Industrial Investment Co., Ltd., Sanya Lotus Venture Capital Co., Ltd. and Wuhan Lotus Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.21†#
Amended and Restated Series Pre-A Preferred Share Purchase Agreement dated March 17, 2022 among Mission Purple L.P., Mission Bloom Limited, Lotus Advanced Technology Limited Partnership and Lotus Technology Inc. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.22†#
Series A Preferred Share Purchase Agreement dated July 8, 2022 among Skymacro Resources Limited, Lotus Advanced Technology Limited Partnership and Lotus Technology Inc. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.23†#
Series A Preferred Share Purchase Agreement dated August 29, 2022 among Northpole GLY 3 LP, Lotus Advanced Technology Limited Partnership and Lotus Technology Inc. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.24†#
Series A Preferred Share Purchase Agreement dated August 29, 2022 among Hubei Changjiang Automobile Industry Investment Fund Partnership (Limited Partnership), Lotus Advanced Technology Limited Partnership and Lotus Technology Inc. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.25†#
Series A Preferred Share Purchase Agreement dated August 29, 2022 among Ningbo Shangchuang Equity Investment Partnership (Limited Partnership), Lotus Advanced Technology Limited Partnership and Lotus Technology Inc. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.26†#
Series A Preferred Share Purchase Agreement dated August 30, 2022 among Hangzhou Fuyang Investment Development Co., Ltd., Lotus Advanced Technology Limited Partnership and Lotus Technology Inc. (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.27#
English Translation of Restructuring Agreement, dated June 30, 2023, among Wuhan Lotus Technology Limited Company Ltd., Wuhan Lotus E-commerce Co., Ltd. and its nominee shareholders, and Lotus Technology Inc. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.28
English Translation of Termination Agreement dated June 30, 2023, among Wuhan Lotus Technology Limited Company Ltd. and Wuhan Lotus E-commerce Co., Ltd. and its nominee shareholders. (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.29#	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
10.30	Form of Subscription Agreement (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

Exhibit No.	Description
10.31
Form of Subscription Agreement (for PIPE Investments using a deposit structure) (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.32#
Convertible Note Purchase Agreement dated April 28, 2023 by and between Lotus Technology Inc. and Momenta (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.33
Subscription Agreement dated April 27, 2023 by and between Lotus Technology Inc. and Jingkai Fund (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)

10.34	Form of Shareholder Lock-Up Letter (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-4 (File No. 333-275001) filed with the SEC on October 16, 2023)
10.35†#
Share Subscription Agreement in relation to the shares of Lotus Technology Inc. dated as of November 15, 2023 between Lotus Technology Inc. and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.35 to the Registration Statement on Amendment No. 2 to Form F-4 (File No. 333-275001) filed with the SEC on December 5, 2023)

21.1*	List of subsidiaries of Lotus Technology Inc.
23.1**	Consent of Marcum LLP, independent registered accounting firm for L Catterton Asia Acquisition Corp.
23.2**	Consent of KPMG Huazhen LLP, independent registered accounting firm for Lotus Technology Inc.
23.3**	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).
23.4**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2).
23.5**	Consent of Han Kun Law Offices.
24.1**	Power of Attorney (included on the signature page of this Registration Statement).
99.1*	Code of Business Conduct and Ethics of Lotus Technology Inc.
107**	Filing Fee Table

*
Filed herewith

**
To be filed by amendment

#
Schedules and certain portions of the exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

†
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

††
Indicates a management contract or compensatory plan.

Item 9.   Undertakings
(a)
The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(6)   That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by such undersigned Registrant;
(iii)   the portion of any other free writing prospectus relating to the offering containing material information about such undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)
The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, on   , 2024.
Lotus Technology Inc.
By:

Name:
Qingfeng Feng

Title:
Director and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints Qingfeng Feng as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1, or other appropriate form, and all amendments thereto, including post-effective amendments, of Lotus Technology Inc., and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
SIGNATURE	CAPACITY	DATE
Daniel Donghui Li	Director and Chairman of the Board of Directors
Qingfeng Feng	Director and Chief Executive Officer (Principal Executive Officer)
Alexious Kuen Long Lee	Director and Chief Financial Officer (Principal Financial and Accounting Officer)
Ooi Teik Huat	Director
Ning Yu	Independent Director
Ada Yunfeng Yan	Independent Director
Anish Melwani	Independent Director

AUTHORIZED REPRESENTATIVE
Pursuant to the requirement of the Securities Act of 1933, the undersigned, solely in his capacity as the duly authorized representative of Lotus Technology Inc., has signed this registration statement in the City of New York, New York, on           , 2024.
Authorized U.S. Representative
Cogency Global Inc.
By:

Name:
Colleen A. De Vries

Title:
Senior Vice President